     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2001
                                                    REGISTRATION NO. 333-[     ]
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                                DOUBLECLICK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              -------------------

             DELAWARE                             7319                            13-3870996
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
    (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------

                                 KEVIN P. RYAN
                            CHIEF EXECUTIVE OFFICER
                                DOUBLECLICK INC.
                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------

                                   COPIES TO:

              SCOTT L. KAUFMAN, ESQ.                              MICHAEL L. PLATT, ESQ.
                GON LING CHOW, ESQ.                               MICHAEL F. CRYAN, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                           COOLEY GODWARD LLP
                   1633 BROADWAY                                 380 INTERLOCKEN CRESCENT
             NEW YORK, NEW YORK 10019                           BROOMFIELD, COLORADO 80021
             TELEPHONE: (212) 581-1600                           TELEPHONE: (720) 566-4000
             FACSIMILE: (212) 586-7878                           FACSIMILE: (720) 566-4099

                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of the Registrant with MessageMedia, Inc. ('MessageMedia'), which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              -------------------

                        CALCULATION OF REGISTRATION FEE
________________________________________________________________________________
________________________________________________________________________________

                                                                        PROPOSED
                                                                        MAXIMUM      PROPOSED MAXIMUM       AMOUNT OF
              TITLE OF EACH CLASS OF                  AMOUNT BE      OFFERING PRICE      AGGREGATE        REGISTRATION
        AMOUNT SECURITIES TO BE REGISTERED           REGISTERED(1)     PER SHARE     OFFERING PRICE(2)       FEE(2)
______________________________________________________________________________________________________________________
Common Stock, par value $.001 per share.                 3,019,208        N/A           $33,238,979          $8,310
______________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________

(1) Based on 69,247,872 shares of MessageMedia common stock that may be outstanding immediately prior to the completion of the merger, assuming exercise of all outstanding employee stock purchase rights, and an exchange ratio of 0.0436 of a share of DoubleClick common stock for each share of MessageMedia common stock.
(2) Pursuant to Rules 457(f) and 457(c) under the Securities Act, the proposed maximum aggregate offering price and the amount of the registration fee have been computed based upon the market value of the securities to be converted in the merger, consisting of approximately 69,247,872 shares of MessageMedia common stock at an average of the high and low prices for such common stock as reported on The Nasdaq National Market on June 22, 2001, which was $0.48 per share.
                              -------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------

                              [MESSAGEMEDIA LOGO]

                                                        [                ], 2001

Dear Stockholder:

    I am writing to you today about our proposed merger with DoubleClick Inc. We believe that the merger will enhance stockholder value by resulting in a combined company with the ability to provide a broader range of products and services to a larger customer base.

    In the merger, each outstanding share of MessageMedia common stock will be converted into 0.0436 of a share of DoubleClick common stock. DoubleClick will issue approximately three million shares of its common stock in the merger. DoubleClick common stock is traded on The Nasdaq National Market under the
trading symbol 'DCLK,' and closed at $[   ] per share on [                ],
2001. The merger and the amended merger agreement are described more fully in this proxy statement/prospectus.

    The board of directors of MessageMedia has called a special meeting of
MessageMedia stockholders to be held on [          ], 2001 at 9:00 a.m., local
time, at the principal offices of MessageMedia, located at 371 Centennial Parkway, Louisville, Colorado 80027, for the purpose of considering the transaction. At the special stockholders' meeting, you will be asked to consider and vote upon a proposal to adopt the amended merger agreement.

    Adoption of the proposal requires the affirmative vote, in person or by proxy, of a majority of the outstanding shares of MessageMedia's common stock. To adopt the amended merger agreement, you MUST vote 'FOR' the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, your non-vote will, in effect, count as a vote against the amended merger agreement and the merger.

    The close of business on [                ], 2001 is the record date for the
determination of the stockholders entitled to notice of and to vote at the special stockholders' meeting, or any adjournment or postponement of that meeting. Accordingly, only stockholders of record on that date are entitled to notice of, and to vote at, the special stockholders' meeting and any adjournments or postponements of that meeting.

    All stockholders are invited to attend the special stockholders' meeting in person. Whether or not you plan to attend, in order that your shares may be represented at the special stockholders' meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible. If you attend the special stockholders' meeting in person, you may, if you wish, vote personally on all matters brought before the special stockholders' meeting even if you have previously returned your proxy card.

    This proxy statement/prospectus provides detailed information about DoubleClick, MessageMedia and the merger. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED 'RISK FACTORS' BEGINNING ON PAGE 12 OF THIS PROXY STATEMENT/PROSPECTUS.

    The board of directors has retained Stephens Inc. as financial advisor. Stephens Inc. has delivered to the board its written opinion dated as of May 31, 2001 to the effect that, subject to certain assumptions and limitations, the consideration to be received in the merger by the disinterested MessageMedia stockholders is fair to those stockholders from a financial point of view.

    The board of directors believes that the merger is in the best interests of MessageMedia and its stockholders and has therefore unanimously adopted the amended merger agreement and recommends that all stockholders vote 'FOR' adoption of the amended merger agreement.

                                          Sincerely,
                                          /s/ [                   ]
                                          A. LAURENCE JONES
                                          President and Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF DOUBLECLICK INC. TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This proxy statement/prospectus is dated [          ], 2001 and is first
being mailed to MessageMedia stockholders on or about [                ], 2001.

                      REFERENCE TO ADDITIONAL INFORMATION

    This proxy statement/prospectus incorporates important business and financial information about DoubleClick from documents DoubleClick has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write, DoubleClick will send you copies of these documents, excluding exhibits, without charge. You may contact DoubleClick at:

                              DoubleClick Inc.
                              Investor Relations
                              450 West 33rd Street
                              New York, New York 10001
                              (212) 683-0001

    If you call or write MessageMedia, although it is not incorporating any documents by reference, it will send you copies of the documents that it has filed with the Securities and Exchange Commission, excluding exhibits, without charge. You may contact MessageMedia at:

                              MessageMedia, Inc.
                              Investor Relations
                              371 Centennial Parkway
                              Louisville, Colorado 80027
                              (303) 381-7500

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM DOUBLECLICK OR MESSAGEMEDIA,
PLEASE DO SO NO LATER THAN [                ], 2001, WHICH IS FIVE BUSINESS DAYS
PRIOR TO THE DATE OF MESSAGEMEDIA'S SPECIAL STOCKHOLDERS' MEETING.

    In addition, please see 'Where You Can Find More Information' on page 97.

                              [MESSAGEMEDIA LOGO]

                           --------------------------

                    NOTICE OF SPECIAL STOCKHOLDERS' MEETING
                 TO BE HELD AT 9:00 A.M. ON [          ], 2001
                           --------------------------

To the Stockholders of MessageMedia, Inc.:

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of MessageMedia will be held at the principal offices of MessageMedia, located at 371 Centennial Parkway, Louisville, Colorado 80027, at 9:00 a.m., local time, on
[            ], 2001 for the following purposes:

        1. The Merger Proposal. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, as amended, among DoubleClick Inc., Atlas Acquisition Corp., a wholly owned subsidiary of DoubleClick, and MessageMedia, under which each outstanding share of MessageMedia common stock will be converted into the right to receive 0.0436 of a share of DoubleClick common stock and MessageMedia will merge with and into DoubleClick.

        2. Authority to Adjourn. To grant the board of directors of MessageMedia discretionary authority to adjourn the special stockholders' meeting to solicit additional votes for adoption of the amended merger agreement.

        3. Other Business. To transact such other business as may properly come before the special stockholders' meeting or any adjournment or postponement of such meeting.

    Only stockholders of record at the close of business on [                ],
2001 are entitled to receive notice of and to vote at the special stockholders' meeting or any adjournment or postponement of such meeting. The affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote at the special stockholders' meeting is required to adopt the amended merger agreement. A list of stockholders as of the record date will be open for examination during the ten day period prior to the special stockholders' meeting at MessageMedia's principal offices located at the address set forth above.

    THE BOARD OF DIRECTORS OF MESSAGEMEDIA UNANIMOUSLY RECOMMENDS THAT YOU VOTE 'FOR' ADOPTION OF THE AMENDED MERGER AGREEMENT.

    Your vote is important regardless of the number of shares you own. To ensure that your shares are represented at the special stockholders' meeting, we urge you to complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided whether or not you plan to attend the special stockholders' meeting in person. You may revoke your proxy in the manner described in this proxy statement/prospectus at any time before it has been voted at the special stockholders' meeting. You may vote in person at the special stockholders' meeting even if you have returned a proxy.

                                          By Order of the Board of Directors,
                                          /s/ [                   ]
                                          WILLIAM E. BUCHHOLZ
                                          Senior Vice President,
                                          Finance and Administration,
                                          Chief Financial Officer and Secretary

Louisville, Colorado
[                ], 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    iii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................      1
RISK FACTORS................................................     12
    Risks Related to the Merger.............................     12
    Risks Related to DoubleClick............................     15
    Risks Related to MessageMedia...........................     30
FORWARD-LOOKING STATEMENTS IN THIS PROXY
  STATEMENT/PROSPECTUS......................................     39
THE SPECIAL STOCKHOLDERS' MEETING...........................     40
    General.................................................     40
    Date, Time and Place....................................     40
    Matters to be Considered at the Special Stockholders'
     Meeting................................................     40
    Record Date.............................................     40
    Voting of Proxies.......................................     40
    Vote Required...........................................     41
    Quorum; Abstentions and Broker Non-Votes................     41
    Solicitation of Proxies and Expenses....................     41
THE MERGER..................................................     42
    Background of the Merger................................     42
    DoubleClick's Reasons for the Merger....................     44
    MessageMedia's Reasons for the Merger; Unanimous
     Recommendation of MessageMedia's Board of Directors in
     Favor of the Merger....................................     45
    Opinion of MessageMedia's Financial Advisor.............     47
    Interests of Certain Persons in the Merger..............     50
    Regulatory Matters......................................     51
    Federal Income Tax Considerations.......................     51
    Accounting Treatment....................................     53
    No Dissenters' Rights...................................     53
    Delisting and Deregistration of MessageMedia's Common
     Stock Following the Merger.............................     53
    Restrictions on Sale of Shares by Affiliates............     53
    Operations Following the Merger.........................     54
THE AMENDED MERGER AGREEMENT AND RELATED AGREEMENTS.........     55
    The Merger..............................................     55
    Effective Time..........................................     55
    Directors and Officers of the Combined Company After the
     Merger.................................................     55
    Conversion of MessageMedia Shares in the Merger.........     55
    No Fractional Shares....................................     55
    MessageMedia Stock Options and Warrants.................     55
    Employee Stock Purchase Plan............................     56
    The Exchange Agent......................................     56
    Exchange of MessageMedia Stock Certificates for
     DoubleClick Stock Certificates.........................     56
    Distributions with Respect to Unexchanged Shares........     56
    Representations and Warranties..........................     56
    MessageMedia's Conduct of Business Before Completion of
     the Merger.............................................     58
    No Solicitation of Transactions.........................     59
    Director and Officer Indemnification and Insurance......     61
    Benefit Plans and Arrangements..........................     61
    Conditions to the Merger................................     62
    Termination of the Amended Merger Agreement.............     63
    Payment of Fees and Expenses............................     64
    Extension, Waiver and Amendment of the Amended Merger
     Agreement..............................................     65
    Related Agreements......................................     66

                                                              PAGE
                                                              ----

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION.........     67
COMPARATIVE PER SHARE MARKET PRICE DATA.....................     75
    Market Price Information................................     75
    Recent Closing Prices...................................     75
    Dividend Policy.........................................     76
BUSINESS OF MESSAGEMEDIA....................................     77
    Overview................................................     77
    Industry Background.....................................     78
    MessageMedia's Key Capabilities.........................     79
    MessageMedia's Services and Software Offerings..........     80
    Competition.............................................     81
    Sales...................................................     82
    Research, Development and Engineering...................     82
    International Operations................................     82
    Government Regulation...................................     83
    Employees...............................................     83
    Properties..............................................     83
    Legal Proceedings.......................................     83
SECURITY OWNERSHIP OF MESSAGEMEDIA MANAGEMENT AND CERTAIN
  BENEFICIAL OWNERS.........................................     84
SELECTED FINANCIAL DATA OF MESSAGEMEDIA.....................     88
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF MESSAGEMEDIA.................     89
    Overview................................................     89
    Results of Operations...................................     90
    Selected Unaudited Quarterly Financial Data.............     93
    Liquidity and Capital Resources.........................     93
COMPARISON OF STOCKHOLDERS' RIGHTS..........................     95
    Number of Directors; Election and Removal of
     Directors..............................................     95
    Meeting of the Board of Directors.......................     95
    Annual Meeting of Stockholders; Special Meeting of
     Stockholders...........................................     95
    Stockholder Proposals...................................     95
    Amendment of Bylaws.....................................     96
EXPERTS.....................................................     96
LEGAL MATTERS...............................................     96
WHERE YOU CAN FIND MORE INFORMATION.........................     97
STOCKHOLDER PROPOSALS.......................................     98
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     98
INDEX TO FINANCIAL STATEMENTS OF
  MESSAGEMEDIA, INC.........................................    F-1

LIST OF APPENDICES
A   -- Agreement and Plan of Merger and Reorganization......    A-1
A-1 -- Amendment to Agreement and Plan of Merger and
       Reorganization.......................................  A-1-1
B   -- Form of Stockholder Agreement........................    B-1
B-1 -- Form of Stockholder Letter...........................  B-1-1
C   -- Opinion of Stephens Inc., Financial Advisor to
       MessageMedia, Inc....................................    C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL MESSAGEMEDIA STOCKHOLDERS RECEIVE IN THE MERGER?

A: If the merger is completed, MessageMedia stockholders will receive 0.0436 of a share of DoubleClick common stock for each share of MessageMedia common stock they own.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger as quickly as possible. Because the merger is subject to satisfaction of a number of conditions, we cannot predict the exact timing. We anticipate completing the merger during the third quarter of 2001.

Q: HOW DO I VOTE?

A: After you have carefully read this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special stockholders' meeting. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in 'street name' by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: SHOULD MESSAGEMEDIA STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. After we complete the merger, DoubleClick will send instructions to MessageMedia stockholders explaining how to exchange their MessageMedia stock certificates for DoubleClick stock certificates.

Q: WILL THE MERGER BE TAXABLE TO ME?

A: The merger should generally not be taxable to MessageMedia stockholders.

Q: CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of MessageMedia before the special stockholders' meeting, or by attending the special stockholders' meeting and voting in person.

Q: WHOM CAN I CALL WITH QUESTIONS?

A: If you are a MessageMedia stockholder with questions about the merger, please call MessageMedia Investor Relations at (303) 381-7500.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

    The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the appendices and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about DoubleClick into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled 'Where You Can Find More Information' on page 97.

THE COMPANIES

DOUBLECLICK INC.
450 West 33rd Street
New York, New York 10001
(212) 683-0001

    DoubleClick provides the infrastructure that makes marketing work in the digital world. Combining media, data and technological expertise, DoubleClick's products and services enable marketers to deliver the right message, to the right person, at the right time, while helping publishers maximize their revenue and build their business online.

    In 2000, DoubleClick derived its revenues from three business units that share the knowledge and experience gained through working with thousands of publishers, advertisers, direct marketers and merchants every day. It is this sharing of ideas that allows DoubleClick to develop innovative ways to help marketers and publishers grow their businesses online. These business units, TechSolutions, Media and Data (consisting of Abacus and Research), tackle all facets of the digital marketing process, from pre-campaign planning to execution, measurement and campaign refinement. Through these units DoubleClick offers a broad range of media, technology, data and research products and services.

    DoubleClick's patented DART (Dynamic, Advertising, Reporting and Targeting) technology is the platform for many of DoubleClick's solutions. The DART technology is a sophisticated targeting and reporting tool, relied upon by DoubleClick's customers to measure campaign performance and provide dynamic ad space inventory management. DoubleClick currently serves ads for over 2,000 clients worldwide, and in the first quarter of 2001 delivered approximately 181 billion targeted advertisements to Internet users worldwide.

MESSAGEMEDIA, INC.
371 Centennial Parkway
Louisville, Colorado 80027
(303) 440-7550

    MessageMedia is a leader in permission-based, email marketing and messaging solutions. MessageMedia uses advanced technology, tools and applications to help its customers fully utilize the Internet to increase sales, improve customer communications and develop long-term customer loyalty and customer dialogue.

THE MERGER (SEE PAGE 42)

    DoubleClick and MessageMedia have entered into a merger agreement, which was subsequently amended, that provides for the merger of MessageMedia with and into DoubleClick. In the merger, each outstanding share of MessageMedia common stock will be exchanged for the right to receive 0.0436 of a share of DoubleClick common stock. We urge you to read the merger agreement, which is included as Appendix A, and the amendment to the merger agreement, which is included as Appendix A-1, carefully and in their entirety. Throughout this proxy statement/prospectus, we refer to the merger agreement, as amended by the amendment, as the amended merger agreement.

UNANIMOUS RECOMMENDATION OF MESSAGEMEDIA'S BOARD OF DIRECTORS IN FAVOR OF THE MERGER (SEE PAGE 45)

    The board of directors of MessageMedia has adopted the amended merger agreement and determined that the terms and conditions of the merger are fair to, and in the best interests of, MessageMedia and its stockholders. MessageMedia's board of directors unanimously recommends that MessageMedia stockholders vote 'FOR' adoption of the amended merger agreement.

OPINION OF MESSAGEMEDIA'S FINANCIAL ADVISOR (SEE PAGE 47)

    In deciding to adopt the amended merger agreement, the MessageMedia board of directors considered the opinion of its financial advisor, Stephens Inc.

    On May 30, 2001, Stephens delivered its oral opinion to the board of directors of MessageMedia, which was subsequently confirmed in writing on May 31, 2001, that, as of May 31, 2001, the consideration to be received by the disinterested MessageMedia stockholders in the merger was fair to such stockholders from a financial point of view. The full text of the written opinion of Stephens is attached to this proxy statement/prospectus as Appendix C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

VOTE REQUIRED (SEE PAGE 41)

    The affirmative vote of holders of a majority of the outstanding shares of MessageMedia common stock is required to adopt the amended merger agreement. MessageMedia stockholders are entitled to cast one vote per share of
MessageMedia common stock owned at the close of business on [            ],
2001. Pursuant to stockholder agreements in the form attached to this proxy statement/prospectus as Appendix B [(and stockholder letters in the form attached as Appendix B-1)], MessageMedia stockholders have agreed to vote 25,661,381 shares of MessageMedia common stock, or approximately [37.4%] of
MessageMedia's common stock outstanding as of [            ], 2001, for adoption
of the amended merger agreement. As of [            ], 2001, directors and
executive officers of MessageMedia and their affiliates beneficially owned an
aggregate of [          ] shares of MessageMedia common stock (exclusive of any
shares issuable upon the exercise of options or warrants) or approximately
[   ]% of the shares of MessageMedia common stock outstanding on such date. As
of [            ], 2001, directors and executive officers of DoubleClick did not own any shares of MessageMedia common stock.

THE SPECIAL STOCKHOLDERS' MEETING (SEE PAGE 40)

    MessageMedia's special stockholders' meeting will be held at the principal offices of MessageMedia, located at 371 Centennial Parkway, Louisville, Colorado
80027, at 9:00 a.m., local time, on [            ], 2001.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 50)

    When considering the recommendation of the MessageMedia board of directors, you should be aware that some directors and officers of MessageMedia have interests in the merger that are different from, or in addition to, yours. These interests are discussed further in 'The Merger -- Interests of Certain Persons in the Merger.'

FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 51)

    The merger has been structured with the intent that it qualify as a tax-deferred 'reorganization' for United States federal income tax purposes. If the merger qualifies as a reorganization, MessageMedia stockholders will not recognize gain or loss for United States federal income tax purposes in the merger. In the event that MessageMedia stockholders receive cash instead of fractional shares, a MessageMedia stockholder will recognize gain or loss determined as though the stockholder received the fractional share of DoubleClick common stock and sold it for the cash received. It is a condition to completion of the merger that MessageMedia and DoubleClick receive legal opinions from their respective outside counsel that the merger will constitute a tax-deferred reorganization. The opinions of counsel will not be binding on the Internal Revenue Service and no ruling will be obtained from the Internal Revenue Service regarding the tax consequences of the merger. If, for any reason, the merger were not to qualify as a reorganization for federal income tax purposes, MessageMedia stockholders would recognize taxable gain or loss based on the difference between the value of the consideration received in the merger and their tax basis in their MessageMedia common stock.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES (SEE PAGE 53)

    All shares of DoubleClick common stock that MessageMedia stockholders receive in connection with the merger will be freely transferable unless the holder is considered an 'affiliate' of either DoubleClick or MessageMedia for purposes of the Securities Act of 1933, as amended. Shares of DoubleClick common stock held by these affiliates may be sold only under a registration statement or an exemption from registration under the Securities Act.

CONDITIONS TO THE MERGER (SEE PAGE 62)

    The respective obligations of the parties to complete the merger are subject to the prior satisfaction or waiver of conditions specified in the amended merger agreement. If either DoubleClick or MessageMedia waives any conditions, we will consider the facts and circumstances at that time and determine whether completion of the merger requires a resolicitation of proxies from MessageMedia stockholders.

TERMINATION OF THE AMENDED MERGER AGREEMENT (SEE PAGE 63)

    The amended merger agreement may be terminated under circumstances that are described in 'The Amended Merger Agreement and Related Agreements -- Termination of the Amended Merger Agreement.'

TERMINATION FEE (SEE PAGE 64)

    MessageMedia has agreed to pay DoubleClick a fee of $1.654 million in cash if the amended merger agreement terminates under circumstances that are described under 'The Amended Merger Agreement and Related Agreements -- Payment of Fees and Expenses.'

RESTRICTIONS ON ALTERNATE TRANSACTIONS (SEE PAGE 59)

    The amended merger agreement prohibits MessageMedia from soliciting or participating in discussions with third parties about transactions alternative to the merger, except as discussed in 'The Amended Merger Agreement and Related Agreements -- No Solicitation of Transactions.'

REGULATORY MATTERS (SEE PAGE 51)

    Currently, neither DoubleClick nor MessageMedia is required to file any information with the Federal Trade Commission or the Antitrust Division of the Department of Justice under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the merger and the transactions contemplated by the amended merger agreement.

    DoubleClick and MessageMedia are not aware of any other governmental approvals or actions that are required to complete the merger other than compliance with applicable corporate law of Delaware.

ACCOUNTING TREATMENT (SEE PAGE 53)

    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible and identifiable intangible assets acquired, and any excess of the cost over that amount will be recorded as goodwill and will be amortized over its estimated useful life, in accordance with generally accepted accounting principles.

NO DISSENTERS' RIGHTS (SEE PAGE 53)

    Under Delaware law, stockholders of MessageMedia are not entitled to dissenters' rights in the merger.

TRADEMARKS

    This document contains trademarks of DoubleClick and MessageMedia and may contain trademarks of others.

               UNAUDITED PRO FORMA SUMMARY FINANCIAL INFORMATION

    The following unaudited pro forma summary financial information of DoubleClick has been prepared to illustrate the estimated effects of:

     the assumed acquisition by DoubleClick of all the outstanding shares of MesssageMedia in exchange for 2,992,373 shares of DoubleClick common stock and the assumption by DoubleClick of MessageMedia options and warrants which, under the merger, convert into options and warrants to acquire 409,751 shares of DoubleClick common stock;

     the April 23, 2001 acquisition by DoubleClick of all the outstanding shares of FloNetwork Inc. in exchange for approximately $11.4 million in cash, 2,770,943 shares of DoubleClick common stock and the assumption by DoubleClick of FloNetwork options and warrants which, under the merger of those two companies, converted into options and warrants to acquire 430,152 shares of DoubleClick common stock; and

     the February 2, 2001 acquisition by DoubleClick of all the outstanding shares of @plan.inc in exchange for approximately $39.1 million in cash, 3,206,474 shares of DoubleClick common stock and the assumption by DoubleClick of @plan options and warrants which, under the merger of those two companies, converted into options and warrants to acquire 1,213,614 shares of DoubleClick common stock.

    Pro forma amounts have been derived by applying pro forma adjustments to the historical consolidated financial information of DoubleClick, MessageMedia, FloNetwork and @plan.

ACQUISITION OF MESSAGEMEDIA

    The purchase price of MessageMedia has been estimated based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to, the day of and the day immediately after, the announcement of the merger, plus the fair value of options and warrants assumed, which was estimated using the Black-Scholes option pricing model. The estimated purchase price does not include the effect of direct acquisition costs. The final cost of the acquisition will be a different amount.

    The excess of the estimated purchase price over the book value of net assets acquired has been preliminarily allocated to goodwill and assigned a useful life of three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that the effect of the ultimate allocation will not differ materially from that assumed in the following unaudited pro forma financial data.

    The unaudited pro forma summary statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the merger had occurred on January 1, 2000. The unaudited pro forma summary balance sheet as of March 31, 2001 has been prepared as if the merger had occurred on March 31, 2001. The pro forma adjustments are described in the notes appearing elsewhere in this proxy statement/prospectus.

ACQUISITION OF FLONETWORK

    On April 23, 2001, DoubleClick completed its acquisition of FloNetwork, a privately-held Canadian provider of email marketing technology services. The purchase price of FloNetwork has been calculated based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to, the day of and the day immediately after, the day the number of shares and the amount of cash consideration due to FloNetwork shareholders became fixed pursuant to the agreement under which FloNetwork was acquired, plus the fair value of options and warrants assumed, which was determined using the Black-Scholes option pricing model.

    The excess of the purchase price over the recorded amount of net assets acquired has been preliminarily allocated to goodwill and is being amortized over three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that, as a result of these fair value appraisals, portions of the excess of the purchase price over the fair value of net tangible assets acquired may be allocated to purchased technology and in-process research and development. Accordingly, to the extent that a portion of the excess of the purchase price over the fair value of net tangible assets acquired is assigned to acquired in-process research and development and immediately expensed, operating results may differ materially from those presented in the unaudited pro forma summary financial statements.

    The unaudited pro forma summary statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the FloNetwork acquisition had occurred on January 1, 2000. The unaudited pro forma summary balance sheet as of March 31, 2001 has been prepared as if the acquisition had occurred on March 31, 2001. The pro forma adjustments are described in the notes appearing elsewhere in this proxy statement/prospectus.

ACQUISITION OF @PLAN

    On February 2, 2001, DoubleClick completed its acquisition of @plan, a leading provider of online target market research planning systems. The purchase price of @plan has been determined based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to and the day of the final determination of the number of shares and the amount of cash consideration due to @plan shareholders pursuant to the merger agreement under which @plan was acquired, plus the fair value of options and warrants assumed, which was calculated using the Black-Scholes option pricing model. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and is being amortized over three years.

    The unaudited pro forma summary statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the @plan acquisition had occurred on January 1, 2000. No pro forma balance sheet information has been provided as @plan's net assets are reflected in the financial position of DoubleClick as of March 31, 2001. The pro forma adjustments are described in the notes appearing elsewhere in this proxy statement/prospectus.

RECLASSIFICATIONS

    Certain assets and liabilities in the consolidated balance sheets of MessageMedia and FloNetwork have been reclassified to conform to the line item presentation in the pro forma summary balance sheet. Certain costs and other deductions in the consolidated statements of operations of MessageMedia, FloNetwork and @plan have been reclassified to conform to the line item presentation in the pro forma summary statements of operations.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The unaudited pro forma financial information is presented for illustrative purposes only and should not be considered indicative of the actual results that would have been achieved had the acquisitions described above been consummated on the dates indicated and does not purport to indicate balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma summary financial information should be read in conjuction with the unaudited pro forma condensed financial information, the historical financial statements of DoubleClick and MessageMedia, and the related notes thereto incorporated by reference into and/or included elsewhere in this proxy statement/prospectus.

         UNAUDITED PRO FORMA SUMMARY BALANCE SHEET AS OF MARCH 31, 2001

                                                               PRO FORMA    PRO FORMA                    PRO FORMA    PRO FORMA
                                   DOUBLECLICK   FLONETWORK   ADJUSTMENTS    COMBINED    MESSAGEMEDIA   ADJUSTMENTS    COMBINED
                                   -----------   ----------   -----------    --------    ------------   -----------    --------
                                                                          (IN THOUSANDS)
Cash, cash equivalents and                                                                                $
 short-term investments.........
                                   $  652,273     $ 1,408      $(12,266)    $  641,415     $ 9,461                    $  650,876
Total assets....................    1,300,998      10,309        33,878      1,345,185      53,036         16,814      1,415,035
Total stockholders' equity......      845,213        (930)       35,447        879,730      28,537         15,926        924,193

              UNAUDITED PRO FORMA SUMMARY STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001

                                                                  PRO FORMA    PRO FORMA                   PRO FORMA    PRO FORMA
                            DOUBLECLICK    @PLAN    FLONETWORK   ADJUSTMENTS   COMBINED    MESSAGEMEDIA   ADJUSTMENTS   COMBINED
                            -----------    -----    ----------   -----------   --------    ------------   -----------   --------
                                                        (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Revenues.................    $114,870     $ 1,275    $ 5,143       $           $121,288      $  8,674       $           $129,962
Cost of revenues.........      50,336         788      1,785                     52,909         3,829                     56,738
Loss from operations.....     (63,855)     (1,055)    (2,622)       (6,183)     (73,715)      (14,779)       7,121       (81,373)
Net loss.................    $(60,419)    $  (917)   $(2,799)      $(6,183)    $(70,318)     $(13,506)      $7,121      $(76,703)
Weighted-average number
 of shares used in
 calculation of basic and
 diluted loss per
   share:................     126,610                                           130,450                                  133,442
Basic and diluted loss per
   share:................    $  (0.48)                                         $  (0.54)                                $  (0.57)

              UNAUDITED PRO FORMA SUMMARY STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                  PRO FORMA    PRO FORMA                   PRO FORMA    PRO FORMA
                            DOUBLECLICK    @PLAN    FLONETWORK   ADJUSTMENTS   COMBINED    MESSAGEMEDIA   ADJUSTMENTS   COMBINED
                            -----------    -----    ----------   -----------   --------    ------------   -----------   --------
                                                        (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Revenues.................    $ 505,611    $13,514    $ 11,871     $            $ 530,996     $ 33,648       $           $ 564,644
Cost of revenues.........      246,570     10,572       4,659                    261,801       17,325                     279,126
Loss from operations.....     (189,117)    (6,463)    (11,180)     (42,098)     (248,858)     (94,048)       39,912      (302,994)
Net loss.................    $(155,981)   $(4,582)   $(11,184)    $(42,098)    $(213,845)    $(87,962)      $39,912     $(261,895)
Weighted-average number
 of shares used in
 calculation of basic and
 diluted loss per share:.      121,278                                           127,255                                  130,247
Basic and diluted loss
 per share:..............    $   (1.29)                                        $   (1.68)                               $   (2.01)

          DOUBLECLICK SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial information should be read in conjunction with DoubleClick's consolidated financial statements and related notes and DoubleClick's 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' which we incorporate by reference from DoubleClick's annual and quarterly reports in this proxy statement/prospectus. The consolidated statement of operations information for each of the three years ended December 31, 1998, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999 and 2000, are derived from the consolidated financial statements of DoubleClick which have been audited by PricewaterhouseCoopers LLP, independent accountants and are incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations information for the years ended December 31, 1996 and 1997, and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998, are derived from the consolidated financial statements of DoubleClick which have been audited by PricewaterhouseCoopers LLP and are not incorporated by reference in this proxy statement/prospectus. The selected financial data for the three-month periods ended March 31, 2000 and 2001, and as of March 31, 2001, have been derived from DoubleClick's unaudited financial statements, are incorporated by reference in this proxy statement/prospectus and in the opinion of DoubleClick's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of DoubleClick for those periods in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                      THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                ---------------------------------------------------   -------------------
                                                 1996      1997       1998       1999       2000        2000       2001
                                                 ----      ----       ----       ----       ----        ----       ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
   Revenues..................................   $25,985   $67,926   $138,724   $258,294   $ 505,611   $110,056   $114,870
   Income (loss) from operations.............    (1,419)   (3,828)   (14,970)   (58,715)   (189,117)   (31,914)   (63,855)
   Income (loss) before income taxes.........    (1,565)   (3,432)   (10,973)   (47,234)   (155,131)   (17,443)   (59,991)
   Net income (loss).........................   $(3,954)  $(7,741)  $(18,039)  $(55,821)  $(155,981)  $(18,374)  $(60,419)
                                                -------   -------   --------   --------   ---------   --------   --------
                                                -------   -------   --------   --------   ---------   --------   --------
   Basic and diluted net income (loss) per
    share....................................   $ (0.07)  $ (0.16)  $  (0.21)  $  (0.51)  $   (1.29)  $  (0.16)  $  (0.48)
                                                -------   -------   --------   --------   ---------   --------   --------
                                                -------   -------   --------   --------   ---------   --------   --------
   Weighted average shares used in basic net
    income (loss) per share calculation......    56,516    49,048     86,248    109,756     121,278    116,839    126,610
                                                -------   -------   --------   --------   ---------   --------   --------
                                                -------   -------   --------   --------   ---------   --------   --------
   Weighted average shares used in diluted
    net income (loss) per share
    calculation..............................    56,516    49,048     86,248    109,756     121,278    116,839    126,610
                                                -------   -------   --------   --------   ---------   --------   --------
                                                -------   -------   --------   --------   ---------   --------   --------

                                                                  DECEMBER 31,
                                              ----------------------------------------------------              MARCH 31,
                                               1996      1997       1998       1999        2000                   2001
                                               ----      ----       ----       ----        ----                   ----
                                                                 (IN THOUSANDS)                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................   $ 4,959   $25,861   $184,408   $309,883   $  562,510             $  614,624
Total assets...............................    19,749    53,641    260,361    729,407    1,298,543              1,300,998
Convertible subordinated notes and other...       711       742      2,067    255,348      265,609                270,173
Total stockholders' equity.................     7,256    31,428    206,771    361,662      817,057                845,213

                MESSAGEMEDIA SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical consolidated financial information should be read in conjunction with MessageMedia's consolidated financial statements and related notes and MessageMedia's 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' appearing elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for each of the three years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from the consolidated financial statements of MessageMedia which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from consolidated financial statements of MessageMedia which have been audited by Ernst & Young LLP and are not included or incorporated by reference in this proxy statement/prospectus. The selected financial data for the three-month periods ended March 31, 2000 and 2001, and as of March 31, 2001, have been derived from MessageMedia's unaudited financial statements, appearing elsewhere in this proxy statement/prospectus and in the opinion of MessageMedia's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of MessageMedia for those periods in accordance with accounting principles generally accepted in the United States. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                            THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                             MARCH 31,
                                           ------------------------------------------------------------   -----------------------
                                             1996        1997         1998         1999         2000         2000         2001
                                             ----        ----         ----         ----         ----         ----         ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
 Revenues................................  $     696   $   1,451   $    1,288   $   10,021   $   33,648   $    6,953   $    8,674
 Cost of revenues........................        266         271           98        4,589       17,325        2,931        3,829
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Gross profit............................        430       1,180        1,190        5,432       16,323        4,022        4,845
 Operating expenses:
   Marketing and sales...................      1,836       5,424        1,935        9,704       21,526        5,499        2,962
   Research, development and
    engineering..........................      4,653       6,687        4,828        4,936        6,234        1,265        1,377
   General and administrative............      4,238       4,378        4,095        7,678       20,083        3,493        3,806
   Restructuring expenses................         --          --          812        1,025        7,009           --           --
   Write-off of in-process technology....         --          --        1,300           --           --           --           --
   Depreciation expense..................        524       1,097        1,148        1,358        5,022          739        1,709
   Amortization expense..................         --          --        1,038       27,565       50,497       12,971        9,770
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
    Total operating expenses.............     11,251      17,586       15,156       52,266      110,371       23,967       19,624
 Loss from operations....................    (10,821)    (16,406)     (13,966)     (46,834)     (94,048)     (19,945)     (14,779)
 Interest income (expense)...............        131         459          134          565          977          505         (121)
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Net loss before minority interest and
   effect of accounting change...........    (10,690)    (15,947)     (13,832)     (46,269)     (93,071)     (19,440)     (14,831)
 Minority interest.......................         --          --           --           --        5,109          705        1,325
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Net loss before cumulative effect of
   change in accounting principle........    (10,690)    (15,947)     (13,832)     (46,269)     (87,962)     (18,735)     (13,506)
 Cumulative effect of change in
   accounting principle..................         --          --           --           --         (192)        (192)          --
 Net loss................................    (10,690)    (15,947)     (13,832)     (46,269)     (88,154)     (18,927)     (13,506)
 Dividends imputed on preferred stock....         --      (1,250)        (153)          --           --           --           --
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Net loss applicable to common shares....  $ (10,690)  $ (17,197)  $  (13,985)  $  (46,269)  $  (88,154)  $  (18,927)  $  (13,506)
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Net loss per share, basic and diluted...  $   (2.33)  $   (1.94)  $    (0.63)  $    (1.00)  $    (1.57)  $    (0.34)  $    (0.22)
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
 Shares used in per share computation,
   basic and diluted.....................  4,588,262   8,842,367   22,304,902   46,367,195   56,080,224   55,323,714   61,443,928
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------
                                           ---------   ---------   ----------   ----------   ----------   ----------   ----------

                                                                 DECEMBER 31,
                                           -----------------------------------------------------------              MARCH 31,
                                             1996        1997         1998         1999         2000                  2001
                                             ----        ----         ----         ----         ----                  ----
                                                                  (IN THOUSANDS)                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
 Cash, cash equivalents and short term
   investments...........................  $  17,128   $   6,331   $    4,659   $   37,920   $   11,273                $    9,461
 Restricted cash.........................         --          --           --           --        4,549                     4,549
 Furniture, equipment, software and
   information technology, net...........      2,024       1,879        1,476        4,728       15,050                    13,888
 Intangibles.............................         --          --       23,895       75,162       24,100                    14,333
 Total Assets............................     19,693       9,048       31,221      123,191       66,255                    53,036
 Current Liabilities.....................      3,236       4,770        2,671        5,765       28,372                    21,828
 Notes and amounts payable non current...      1,913         163           54           36        2,123                     1,849
 Stockholders' equity (net capital
   deficiency)...........................     14,944        (572)      28,484      117,390       33,614                    28,537

                           COMPARATIVE PER SHARE DATA

    The following tables reflect (a) the historical net loss and book value per share of DoubleClick common stock, (b) the historical net loss and book value per share of MessageMedia common stock, (c) the unaudited pro forma net loss and book value per DoubleClick share and the unaudited pro forma net loss and book value per equivalent MessageMedia share after giving effect to the acquisitions of @plan and FloNetwork, and (d) the unaudited pro forma net loss and book value per DoubleClick share and the unaudited pro forma net loss and book value per equivalent MessageMedia share after giving effect to the proposed merger and the acquisitions of @plan and FloNetwork. Equivalent MessageMedia per share amounts correspond to the 0.0436 of a share of DoubleClick common stock that will be received for each share of MessageMedia common stock in the merger.

    The information in the following tables should be read in conjunction with the historical consolidated financial statements and related notes of DoubleClick which are incorporated by reference in this proxy statement/prospectus and the historical financial statements and related notes of MessageMedia which are included elsewhere in this proxy statement/prospectus.

                                                                              THREE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,     MARCH 31,
                                                                  2000            2001
                                                                  ----            ----
DOUBLECLICK HISTORICAL PER COMMON SHARE
    Net loss per common share -- basic and diluted..........     $(1.29)         $(0.48)
    Book value per share....................................       6.61            6.56

MESSAGEMEDIA HISTORICAL PER COMMON SHARE
    Net loss per common share -- basic and diluted..........     $(1.57)         $(0.22)
    Book value per share....................................       0.59            0.42

DOUBLECLICK, @PLAN AND FLONETWORK PRO FORMA COMBINED PER
  COMMON SHARE
    Net loss per DoubleClick share -- basic and diluted.....     $(1.68)         $(0.54)
    Net loss per equivalent MessageMedia share -- basic and
      diluted...............................................      (0.07)          (0.02)

    Book value per DoubleClick share........................                       6.68
    Book value per equivalent MessageMedia share............                       0.29

DOUBLECLICK, @PLAN, FLONETWORK AND MESSAGEMEDIA PRO FORMA
  COMBINED PER COMMON SHARE
    Net loss per DoubleClick share -- basic and diluted.....     $(2.01)         $(0.57)
    Net loss per equivalent MessageMedia share -- basic and
      diluted...............................................      (0.09)          (0.02)

    Book value per DoubleClick share........................                       6.86
    Book value per equivalent MessageMedia share............                       0.30

                            COMPARATIVE MARKET DATA

    The following table presents trading information for DoubleClick common
stock and MessageMedia common stock on May 31, 2001 and [                ],
2001. The table also presents the equivalent per share price of MessageMedia common stock, determined by multiplying the applicable price of DoubleClick common stock by the 0.0436 exchange ratio. May 31, 2001 was the last trading day
before our initial announcement of our agreement to merge. [                ],
2001 was the second to last trading day before the date of this proxy statement/prospectus.

                                                                                                               DOUBLECLICK
                                                                                  MESSAGEMEDIA                COMMON STOCK
                                               DOUBLECLICK COMMON STOCK           COMMON STOCK            EQUIVALENT (0.0436:1)
                                              ---------------------------   -------------------------   -------------------------
                                               HIGH       LOW     CLOSING    HIGH     LOW     CLOSING    HIGH     LOW     CLOSING
                                               ----       ---     -------    ----     ---     -------    ----     ---     -------
May 31, 2001................................  $ 13.63   $ 12.30   $ 13.05   $ 0.53   $ 0.40   $ 0.43    $ 0.59   $ 0.54   $ 0.57
[            ], 2001........................  $ [ .  ]  $ [ .  ]  $ [ .  ]  $[ .  ]  $[ .  ]  $[ .  ]   $[ .  ]  $[ .  ]  $[ .  ]

    While the exchange ratio is fixed, the market prices of shares of DoubleClick common stock and MessageMedia common stock will fluctuate before the merger. As a result, you should obtain current market quotations.

                                  RISK FACTORS

    By voting in favor of the amended merger agreement, MessageMedia stockholders will be choosing to invest in DoubleClick common stock. An investment in DoubleClick common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occurs, the business and prospects of MessageMedia or DoubleClick may be seriously harmed. In such case, the trading price of DoubleClick common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO THE MERGER

MESSAGEMEDIA STOCKHOLDERS WILL RECEIVE 0.0436 OF A SHARE OF DOUBLECLICK COMMON STOCK, DESPITE CHANGES IN THE MARKET VALUE OF MESSAGEMEDIA OR DOUBLECLICK COMMON STOCK BETWEEN NOW AND THE COMPLETION OF THE MERGER.

    Upon completion of the merger, each share of MessageMedia common stock will be exchanged for 0.0436 of a share of DoubleClick common stock. This exchange ratio will not be adjusted for changes in the market price of either DoubleClick or MessageMedia common stock and neither company is permitted to terminate the amended merger agreement solely because of changes in the market price of either company's common stock. Consequently, the specific dollar value of the DoubleClick common stock to be received by MessageMedia stockholders will depend on the market value of the DoubleClick common stock at the time of completion of the merger and may decrease from the date that MessageMedia stockholders submit their proxies. MessageMedia stockholders are urged to obtain recent market quotations for DoubleClick common stock and MessageMedia common stock. DoubleClick common stock has historically experienced significant volatility and we cannot predict or give any assurances as to the market price of the DoubleClick common stock at any time before or after the merger.

THE MERGER MAY GO FORWARD EVEN THOUGH THERE IS A CHANGE THAT IS MATERIALLY ADVERSE TO THE BUSINESS, ASSETS, LIABILITIES OR FINANCIAL CONDITION OF DOUBLECLICK OR MESSAGEMEDIA.

    In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party before the closing of the merger. However, certain of such changes, including a change in general economic conditions or changes affecting the industry generally in which DoubleClick or MessageMedia operate, an adverse change related to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or in the interpretation of such accounting requirements or principles, or a decrease in the market price or trading volume of the DoubleClick common stock or the MessageMedia common stock or litigation relating to such decrease, will not prevent the merger from going forward, even if they would have a material adverse effect on DoubleClick or MessageMedia.

    Furthermore, DoubleClick would not be able to terminate the merger solely because of:

     the delisting of the MessageMedia common stock from The Nasdaq National Market or litigation relating to such delisting;

     the fact that MessageMedia does not meet the revenue predictions in certain of MessageMedia's internal projections;

     any litigation or loss by MessageMedia of current or prospective customers, employees, suppliers or distributors, or any reductions in its sales or revenues, that arose from the announcement or pendency of the merger; or

     any loss of MessageMedia customers to DoubleClick or DoubleClick Email Canada Inc.

    If adverse changes occur and DoubleClick and MessageMedia are still required to complete the merger, DoubleClick's stock price may suffer. This in turn may reduce the value of the merger to DoubleClick stockholders and MessageMedia stockholders.

DOUBLECLICK AND MESSAGEMEDIA MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER.

    DoubleClick and MessageMedia entered into the amended merger agreement with the expectation that the merger will result in significant benefits to the combined company. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. Key events include:

     integrating the operations and personnel of the two companies;

     offering the existing products and services of each company to the other company's customers; and

     developing new products and services that utilize the assets of both companies.

    We will need to overcome significant issues, however, to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

    Operations and personnel. DoubleClick is currently formulating its plan for the integration of the operations and personnel of MessageMedia into DoubleClick's existing business. DoubleClick's failure to complete the integration successfully could result in the loss of key personnel and customers.

    Products and services. DoubleClick initially intends to offer each company's products and services to the customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the synergies expected to be realized by the merger.

    In addition, after the merger, DoubleClick intends to develop new products and services that combine the assets of both the DoubleClick and MessageMedia businesses. To date, the companies have not thoroughly investigated the technological, market-driven or other obstacles in developing and marketing these new products and services in a timely and efficient way. There can be no assurance that DoubleClick will be able to overcome these obstacles in developing new products and services, or that there will be a market for the new products or services developed by DoubleClick after the merger.

    In general, DoubleClick and MessageMedia cannot offer any assurances that they can successfully integrate or realize the anticipated benefits of the merger. Their failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel or customers. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues and could seriously harm the combined company.

THE MERGER COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.

    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to DoubleClick's stockholders resulting from the issuance of DoubleClick shares in connection with the merger, DoubleClick's financial results, including earnings per share, could be adversely affected.

THE MARKET PRICE OF DOUBLECLICK COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

    The market price of DoubleClick common stock may decline as a result of the merger if:

     the integration of DoubleClick and MessageMedia is unsuccessful;

     DoubleClick does not achieve the perceived benefits of the merger as rapidly as, or to the extent anticipated by, financial or industry analysts; or

     the effect of the merger on DoubleClick's financial results is not consistent with the expectations of financial or industry analysts.

DOUBLECLICK MUST MANAGE THE INTEGRATION OF ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE DESIRED RESULTS.

    As a part of DoubleClick's business strategy, DoubleClick expects to enter into a number of business combinations and acquisitions. Acquisitions are accompanied by a number of risks, including:

     the difficulty of assimilating the operations and personnel of the acquired companies;

     the potential disruption of the ongoing businesses and distraction of management of DoubleClick and the acquired companies;

     the difficulty of incorporating acquired technology and rights into DoubleClick's products and services;

     unanticipated expenses related to technology and other integration;

     difficulties in maintaining uniform standards, controls, procedures and policies;

     the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     potential unknown liabilities associated with acquired businesses.

    The combined company may not succeed in addressing these risks or other problems encountered in connection with the merger or such other business combinations and acquisitions.

MESSAGEMEDIA'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE AMENDED MERGER AGREEMENT.

    The directors and officers of MessageMedia participate in the following arrangements, which provide them with interests in the merger that are different from, or in addition to, those of the MessageMedia stockholders:

     As of [      ], 2001, the officers and directors of MessageMedia owned
     stock options to purchase an aggregate of [5,408,417] shares of MessageMedia common stock, [3,584,154] of which were not vested. If the merger is completed, all [1,406,250] of the stock options unvested as of
     [      ], 2001 owned by MessageMedia's President and Chief Executive
     Officer will automatically become vested and exercisable and, pursuant to change of control agreements between MessageMedia and certain of its other officers and key employees, the vesting of the remaining [2,334,065] stock options held by these officers and key employees unvested as
     of [      ], 2001 would be accelerated by 12 months if the merger
     closes and such persons are involuntarily terminated or voluntarily terminate their employment for a permitted reason within one month before or 12 months after the closing of the merger.

     MessageMedia officers have agreements, including the change of control agreements described above, pursuant to which, if such officers are involuntarily terminated or if they terminate their employment for a permitted reason, such officers would receive benefits including severance payments.

     MessageMedia may grant transaction bonuses to certain employees (including MessageMedia officers) involved in effectuating the merger, in an amount not to exceed $200,000 in the aggregate.

     MessageMedia's President and Chief Executive Officer owes $200,000 to MessageMedia, which amount the MessageMedia board of directors has agreed to forgive if the merger is consummated.

     DoubleClick has agreed to indemnify each present and former MessageMedia officer and director against liabilities arising out of such person's services as an officer or director of MessageMedia. In addition, DoubleClick will maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

     Because the number of shares of DoubleClick common stock outstanding is significantly larger than the number of shares of MessageMedia common stock outstanding, officers, directors and affiliates of MessageMedia who receive shares of DoubleClick common stock in the merger may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act.

    For the above reasons, the directors and officers of MessageMedia could be more likely to vote to approve the amended merger agreement than if they did not have these interests. MessageMedia stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT MESSAGEMEDIA'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed for any reason, MessageMedia may be subject to a number of material risks, including the following:

     MessageMedia may be required to pay DoubleClick a fee of $1.654 million;

     the price of MessageMedia common stock may decline to the extent that the current market price of MessageMedia common stock reflects a market assumption that the merger will be completed; and

     costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

    In addition, MessageMedia customers and suppliers may, in response to the announcement of the merger, delay or defer decisions concerning MessageMedia. Any delay or deferral in those decisions by MessageMedia customers or suppliers could have a material adverse effect on MessageMedia, regardless of whether the merger is ultimately completed. Similarly, current and prospective MessageMedia employees may experience uncertainty about their future roles with DoubleClick until DoubleClick's strategies with regard to MessageMedia are announced or executed. This may adversely affect MessageMedia's ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and MessageMedia's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the amended merger agreement is in effect, subject to compliance with applicable securities laws and fulfillment of the fiduciary duties of MessageMedia's board of directors, MessageMedia is prohibited from soliciting, initiating, encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any other party.

RISKS RELATED TO DOUBLECLICK

    In addition to the risks relating to the merger discussed above, DoubleClick is subject to its own specific risks relating to its business model, strategy and the legal, regulatory and business environment, including those set forth below.

                 RISKS RELATING TO DOUBLECLICK AND ITS BUSINESS

DOUBLECLICK'S LIMITED OPERATING HISTORY MAKES EVALUATING DOUBLECLICK'S BUSINESS DIFFICULT.

    DoubleClick was incorporated in January 1996 and has a limited operating history. An investor in DoubleClick's common stock must consider the risks and difficulties frequently encountered by companies in new and rapidly evolving industries, including the digital marketing industry. DoubleClick's risks include:

     ability to sustain historical revenue growth rates;

     ability to manage DoubleClick's operations;

     competition;

     attracting, retaining and motivating qualified personnel;

     maintaining DoubleClick's current and developing new, strategic relationships with Web publishers;

     ability to anticipate and adapt to the changing Internet advertising and direct marketing industries;

     ability to develop and introduce new products and services, and continue to develop and upgrade technology;

     attracting and retaining a large number of advertisers from a variety of industries; and

     relying on the DoubleClick networks.

    DoubleClick also depends on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. DoubleClick cannot assure you that DoubleClick's business strategy will be successful or that DoubleClick will successfully address these risks. If DoubleClick is unsuccessful in addressing these risks, DoubleClick's revenues may decline or may not grow in accordance with its business model and may fall short of expectations of market analysts and investors, which could negatively affect the price of DoubleClick's stock.

DOUBLECLICK HAS A HISTORY OF LOSSES AND ANTICIPATES CONTINUED LOSSES.

    DoubleClick has incurred net losses each year since inception, including net losses of $156.0 million and $55.8 million for the years ended December 31, 2000 and 1999, respectively. For the three months ended March 31, 2001, DoubleClick incurred a net loss of $60.4 million and, as of March 31, 2001, DoubleClick's accumulated deficit was $329.3 million. DoubleClick has not achieved profitability on an annual basis and expects to incur operating losses in the future. DoubleClick expects to continue to incur significant operating and capital expenditures and, as a result, DoubleClick will need to generate significant revenue to achieve and maintain profitability. DoubleClick cannot assure you that DoubleClick will generate sufficient revenue to achieve or sustain profitability. Even if DoubleClick does achieve profitability, DoubleClick cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. If revenue does not meet DoubleClick's expectations, or if operating expenses exceed what DoubleClick anticipates or cannot be reduced accordingly, DoubleClick's business, results of operations and financial condition will be materially and adversely affected.

DOUBLECLICK'S BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY LAWSUITS RELATED TO PRIVACY AND DOUBLECLICK'S BUSINESS PRACTICES.

    DoubleClick is a defendant in several pending lawsuits alleging, among other things, that DoubleClick unlawfully obtains and uses Internet users' personal information and that DoubleClick's use of cookies violates various laws. DoubleClick is the subject of an inquiry involving the attorneys general of several states relating to DoubleClick's practices in the collection, maintenance and use of information about, and DoubleClick's disclosure of these information practices to, Internet users. DoubleClick may in the future receive additional regulatory inquiries and DoubleClick intends to cooperate fully. Class action litigation and regulatory inquiries of these types are often expensive and time consuming and their outcome is uncertain.

    DoubleClick cannot quantify the amount of monetary or human resources that DoubleClick will be required to use to defend itself in these proceedings. DoubleClick may need to spend significant amounts on its legal defense, senior management may be required to divert their attention from other portions of DoubleClick's business, new product launches may be deferred or canceled as a result of these proceedings, and DoubleClick may be required to make changes to DoubleClick's present and planned products or services, any of which could materially and adversely affect DoubleClick's business, financial condition and results of operations. If, as a result of any of these proceedings, a judgment is rendered or a decree is entered against DoubleClick, it may materially and adversely affect DoubleClick's business, financial condition and results of operations.

DOUBLECLICK DERIVES A SIGNIFICANT PORTION OF ITS REVENUE FROM ADVERTISEMENTS IT DELIVERS TO WEB SITES AND THE CONTINUED DECREASE IN TRAFFIC LEVELS COULD HARM DOUBLECLICK'S BUSINESS.

    DoubleClick derives a large portion of its revenue from advertisements it delivers to Web sites on its DoubleClick networks and from the technology and services it provides to Web publishers, advertisers and agencies. DoubleClick expects that its DoubleClick networks and its technology services will continue to account for a significant portion of its revenue for the foreseeable future. DoubleClick's contracts with its customers are generally short-term. DoubleClick cannot assure you that its customers will remain associated with the DoubleClick networks or continue to use DoubleClick's technology and other services, that the Web sites of its customers will not continue to decrease or fail to maintain consistent or increasing levels of traffic over time, that the number of ad units on its customers' Web sites will not diminish over time, or that DoubleClick will be able to replace in a timely or effective manner departing customers with new customers with comparable traffic patterns, mix of ad impressions or user demographics. DoubleClick's failure to successfully market its products and develop and sustain long-term relationships with its customers, the loss of one or more customers that account for a significant portion of DoubleClick's revenue, the failure of its customers' Web sites to maintain consistent or increasing levels of traffic or number of ad units, or the failure to keep pace with the introduction of new technological developments would materially and adversely affect DoubleClick's business, results of operations and financial condition.

DOUBLECLICK'S ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH DOUBLECLICK HAS OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT DOUBLECLICK'S BUSINESS.

    Some of DoubleClick's customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on DoubleClick's products and services, or may not be able to discharge their payment and other obligations to DoubleClick. The non-payment or late payment of amounts due to DoubleClick from its customers could negatively impact DoubleClick's financial condition. These circumstances are influenced by general economic and industry conditions and could have a material adverse impact on DoubleClick's business, financial condition and results of operations. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers and the reduction of Internet advertising budgets, especially by Internet-related companies. DoubleClick's customers that are Internet-related companies may experience difficulty raising capital, or may be anticipating such difficulties and, therefore, may elect to scale back the resources they devote to advertising, including on DoubleClick's system. Other companies in the Internet industry have depleted their available capital and could cease operations or file for bankruptcy protection. If the current environment for Internet advertising does not improve, DoubleClick's business, results of operations and financial condition could be materially adversely affected.

DOUBLECLICK'S QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF FUTURE OPERATING PERFORMANCE.

    DoubleClick's revenue and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond DoubleClick's control. These factors include:

     advertiser, Web publisher and direct marketer acceptance and demand for DoubleClick's solutions;

     Internet user traffic levels;

     number and size of ad units per page on DoubleClick's customers' Web sites;

     changes in fees paid by advertisers;

     changes in service fees payable by us to Web publishers in DoubleClick's networks;

     the introduction of new Internet advertising products or services by us or DoubleClick's competitors;

     variations in the levels of capital or operating expenditures and other costs relating to the expansion of DoubleClick's operations; and

     general industry and economic conditions.

    For the foreseeable future, DoubleClick's revenue from DoubleClick TechSolutions and DoubleClick Media will also remain dependent on user traffic levels and advertising activity on the DoubleClick networks. This future revenue is difficult to forecast. DoubleClick's operating expenses will include upgrading and enhancing DoubleClick's DART technology, expanding DoubleClick's product and service offerings, marketing and supporting DoubleClick's solutions and supporting DoubleClick's sales and marketing operations. DoubleClick may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If DoubleClick has a shortfall in revenue in relation to its expenses, or if its expenses exceed revenue, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected. These results would likely affect the market price of DoubleClick's common stock in a manner which may be unrelated to DoubleClick's long-term operating performance.

    As a result, DoubleClick believes that period-to-period comparisons of DoubleClick's results of operations may not be meaningful. You should not rely on past periods as indicators of future performance.

RAPID CHANGES IN DOUBLECLICK'S BUSINESS COULD STRAIN DOUBLECLICK'S MANAGERIAL, OPERATIONAL, FINANCIAL AND INFORMATION SYSTEM RESOURCES.

    In recent years, DoubleClick has experienced significant growth and other changes that have placed considerable demands on DoubleClick's managerial, operational and financial resources. DoubleClick continues to increase the scope of DoubleClick's product and service offerings both domestically and internationally and to deploy DoubleClick's resources in accordance with changing business conditions and opportunities. To continue to successfully implement DoubleClick's business plan in DoubleClick's rapidly evolving industry requires an effective planning and management process. DoubleClick expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures and will need to continue to train and manage its workforce. DoubleClick cannot assure you that management will be effective in attracting and retaining additional qualified personnel, integrating acquired businesses or otherwise responding to new business conditions. DoubleClick also cannot assure you that its information systems, procedures or controls will be adequate to support DoubleClick's operations or that DoubleClick's management will be able to achieve the rapid execution necessary to offer DoubleClick's products and services and implement DoubleClick's business plan successfully. DoubleClick's future performance may also depend on DoubleClick's effective integration of acquired businesses. Even if successful, this integration may take a significant period of time and expense and may place a significant strain on DoubleClick's resources. DoubleClick's inability to effectively respond to changing business conditions could materially and adversely affect DoubleClick's business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS MAY SUFFER IF DOUBLECLICK IS UNABLE TO IMPLEMENT ITS BUSINESS MODEL SUCCESSFULLY.

    A significant part of DoubleClick's business model is to generate revenue by providing digital marketing solutions to advertisers, ad agencies and Web publishers. The profit potential for this business model is unproven. To be successful, digital marketing will need to achieve broad acceptance by advertisers, ad agencies and Web publishers. DoubleClick's ability to generate significant revenue from DoubleClick's customers will depend, in part, on DoubleClick's ability to contract with Web publishers that have Web sites with adequate available ad space inventory and with advertisers that have continuing plans for Internet advertising. Further, the Web sites in DoubleClick's networks must generate sufficient user traffic with demographic characteristics attractive to DoubleClick's advertisers. DoubleClick is affected by general industry conditions governing the supply and demand of Internet advertising. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for

DoubleClick to project future levels of advertising revenue and applicable gross margin that can be sustained by DoubleClick or the Internet advertising industry in general.

    Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, DoubleClick's products and services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. In addition, since online direct marketing is emerging as a new and distinct business apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. DoubleClick may be unable to meet the demands of these customers.

    Acceptance of DoubleClick's new solutions will depend on the continued development of Internet commerce, communication and advertising, and demand for DoubleClick's solutions. DoubleClick cannot assure you that there will be a demand for DoubleClick's new solutions or that any demand would be sustainable.

DISRUPTION OF DOUBLECLICK'S SERVICES OR MISAPPROPRIATION OF CONFIDENTIAL INFORMATION DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM DOUBLECLICK'S BUSINESS.

    DoubleClick's DART technology resides in DoubleClick's data centers in New York City, New Jersey, Virginia, California and Colorado, and in Europe, Asia and Latin America. Continuing and uninterrupted performance of DoubleClick's technology is critical to DoubleClick's success. Customers may become dissatisfied by any system failure that interrupts DoubleClick's ability to provide DoubleClick's services to them, including failures affecting DoubleClick's ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of DoubleClick's solutions to advertisers, ad agencies and Web publishers and result in contract terminations, fee rebates and makegoods, thereby reducing revenue. Slower response time or system failures may also result from straining the capacity of DoubleClick's deployed software or hardware due to an increase in the volume of advertising delivered through DoubleClick's servers. To the extent that DoubleClick does not effectively address any capacity constraints or system failures, DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    DoubleClick's operations are dependent on DoubleClick's ability to protect DoubleClick's computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in DoubleClick's solutions could result from the failure of DoubleClick's telecommunications providers to provide the necessary data communications capacity in the time frame DoubleClick requires. Despite precautions DoubleClick has taken, unanticipated problems affecting DoubleClick's systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of DoubleClick's solutions. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays DoubleClick's operations.

    DoubleClick currently retains highly confidential information of its customers in a secure database server. Although DoubleClick observes security and access measures throughout DoubleClick's operations, DoubleClick cannot assure you that it will be able to prevent unauthorized individuals from gaining access to this database server. Any unauthorized access to DoubleClick's servers, or abuse by DoubleClick's employees, could result in the theft of confidential customer information.

COMPETITION IN INTERNET ADVERTISING, DIRECT MARKETING AND RELATED PRODUCTS AND SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE AND DOUBLECLICK MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    The market for digital marketing products and services is very competitive. DoubleClick expects this competition to continue to increase because there are low barriers to entry. Also, industry consolidation may lead to stronger, better capitalized entities against which DoubleClick must compete.

    DoubleClick believes that its ability to compete depends on many factors both within and beyond DoubleClick's control, including the following:

     the timing and acceptance of new solutions and enhancements to existing solutions developed either by DoubleClick or DoubleClick's competitors;

     customer service and support efforts;

     DoubleClick's ability to adapt and scale its technology, and develop and introduce new technologies, as customer needs change and grow;

     sales and marketing efforts;

     the features, ease of use, performance, price and reliability of solutions developed either by DoubleClick or DoubleClick's competitors; and

     the relative impact of general economic and industry conditions on either DoubleClick or DoubleClick's competitors.

    DoubleClick competes directly or indirectly with companies in the following categories:

     large Web publishers, Web portals and Internet advertising networks that offer advertising inventory;

     providers of software and service bureau ad delivery solutions for Web publishers and advertisers;

     email services companies, Internet service providers and other companies in the email services business;

     direct mail and email list providers, and providers of information products and marketing research services to the direct marketing industry;

     Web ratings companies, advertisement performance measurement companies, providers of Web advertising management, online research and consulting services and providers of syndicated market research in traditional publishing; and

     others, such as providers of customer relationship management services, content aggregation companies, companies engaged in advertising sales networks, advertising agencies and other companies that facilitate digital marketing.

    Many of DoubleClick's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than DoubleClick. These factors may allow them to respond more quickly than DoubleClick can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than DoubleClick can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers, direct marketers and Web publishers. DoubleClick cannot assure you that its competitors will not develop products or services that are equal or superior to DoubleClick's solutions or that achieve greater acceptance than DoubleClick's solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of DoubleClick's prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. DoubleClick cannot assure you that it will be able to compete successfully or that competitive pressures will not materially and adversely affect DoubleClick's business, results of operations or financial condition.

DOUBLECLICK MAY NOT COMPETE SUCCESSFULLY WITH TRADITIONAL ADVERTISING MEDIA FOR ADVERTISING DOLLARS.

    Companies doing business on the Internet, including DoubleClick, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. In addition, in response to adverse economic or business conditions, many advertisers reduce their advertising and marketing spending. Such a reduction in advertising or marketing spending could materially and adversely affect DoubleClick's business, results of operations or financial condition.

DOUBLECLICK'S REVENUE IS SUBJECT TO SEASONAL AND CYCLICAL FLUCTUATIONS.

    DoubleClick believes that its business is subject to seasonal fluctuations. Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects DoubleClick's DoubleClick Media and DoubleClick TechSolutions businesses and the direct marketing industry generally mails substantially more marketing materials in the third calendar quarter, which directly affects DoubleClick's DoubleClick Data business. Further, Internet user traffic typically drops during the summer months, which reduces the amount of advertising to sell and deliver. Expenditures by advertisers and direct marketers also tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. DoubleClick's revenue has in the past and may in the future be materially and adversely affected by a decline in the economic prospects of DoubleClick's customers or in the economy or industry in which DoubleClick or any of its customers participates in general, which could alter DoubleClick's current or prospective customers' spending priorities or budget cycles or change DoubleClick's sales cycle.

    Due to the risks discussed in this section, you should not rely on quarter-to-quarter comparisons of DoubleClick's results of operations as an indication of future performance. It is possible that in some future periods DoubleClick's results of operations may be below the expectations of public market analysts and investors. In this event, the price of DoubleClick's common stock may fall.

DOUBLECLICK MAY NOT BE ABLE SUCCESSFULLY TO MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES.

    DoubleClick may acquire or make investments in other complementary businesses, products, services or technologies. From time to time DoubleClick has had discussions with other companies regarding its acquiring, or investing in, their businesses, products, services or technologies. DoubleClick cannot assure you that it will be able to identify other suitable acquisition or investment candidates. Even if DoubleClick does identify suitable candidates, DoubleClick cannot assure you that it will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if DoubleClick agrees to buy a company, DoubleClick cannot assure you that it will be successful in consummating the purchase. Reasons for failing to consummate a purchase could include DoubleClick's refusal to increase the agreed upon purchase price to match an offer made by a subsequent competing bidder. If DoubleClick buys a company, DoubleClick could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for DoubleClick. If DoubleClick acquires different types of businesses, DoubleClick could have difficulty in integrating the acquired products, services, technologies or personnel into DoubleClick's operations. These difficulties could disrupt DoubleClick's ongoing business, distract DoubleClick's management and employees, increase DoubleClick's expenses and adversely affect DoubleClick's results of operations due to accounting requirements such as amortization of goodwill. Furthermore, DoubleClick may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to DoubleClick's existing stockholders.

IF DOUBLECLICK FAILS TO SUCCESSFULLY CROSS-MARKET ITS PRODUCTS TO CUSTOMERS OF BUSINESSES DOUBLECLICK ACQUIRES, OR TO DEVELOP NEW PRODUCTS TO SERVE THOSE AND DOUBLECLICK'S EXISTING CUSTOMERS, DOUBLECLICK MAY NOT INCREASE OR MAINTAIN ITS CUSTOMER BASE OR ITS REVENUE.

    DoubleClick offers to its collective customers the respective products and services historically offered by DoubleClick and companies DoubleClick has acquired. DoubleClick cannot assure you that any company's customers will have any interest in the other companies' products and services. The failure of DoubleClick's cross-marketing efforts may diminish the benefits DoubleClick realizes from these acquisitions. In addition, DoubleClick intends to develop new products and services that combine the knowledge and resources of DoubleClick and the businesses DoubleClick acquires. DoubleClick cannot assure you that these products or services will be developed or, if developed, will be successful or that DoubleClick can successfully integrate or realize the anticipated benefits of these acquisitions. As a result, DoubleClick may not be able to increase or maintain DoubleClick's customer base. DoubleClick cannot assure you that it will be able to overcome the obstacles in developing new products and services, or that there will be a demand for the new products or services developed by DoubleClick after the acquisitions. An inability to overcome these obstacles or a failure of demand to develop could materially and adversely affect DoubleClick's business, financial condition and results of operations or could result in loss of key personnel.

DOUBLECLICK DEPENDS ON THIRD-PARTY INTERNET AND TELECOMMUNICATIONS PROVIDERS OVER WHOM DOUBLECLICK HAS NO CONTROL TO OPERATE DOUBLECLICK'S SERVICES. INTERRUPTIONS IN DOUBLECLICK'S SERVICES CAUSED BY ONE OF THESE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON REVENUE.

    DoubleClick depends heavily on several third-party providers of Internet and related telecommunication services, including of hosting and co-location facilities, in operating DoubleClick's products and services. These companies may not continue to provide services to DoubleClick without disruptions in service, at the current cost or at all. Although DoubleClick believes that it could obtain these services from other sources if need be, the costs associated with any transition to a new service provider would be substantial, requiring DoubleClick to reengineer its computer systems and telecommunications infrastructure to accommodate a new service provider. This process would be both expensive and time-consuming. In addition, failure of DoubleClick's Internet and related telecommunications providers to provide the data communications capacity in the time frame required by DoubleClick could cause interruptions in the services DoubleClick provides. Despite precautions taken by DoubleClick, unanticipated problems affecting DoubleClick's computer and telecommunications systems in the future could cause interruptions in the delivery of DoubleClick's services, causing a loss of revenue and potential loss of customers.

DOUBLECLICK IS DEPENDENT ON KEY PERSONNEL AND ON EMPLOYEE RETENTION AND RECRUITING FOR DOUBLECLICK'S FUTURE SUCCESS.

    DoubleClick's future success depends to a significant extent on the continued service of DoubleClick's key technical, sales and senior management personnel. DoubleClick does not have employment agreements with most of these executives. The loss of the services of one or more of DoubleClick's key employees could materially and adversely affect DoubleClick's business, results of operations and financial condition. DoubleClick's future success also depends on DoubleClick's continuing to attract, retain and motivate highly skilled employees. There is significant competition for qualified employees in DoubleClick's industry. DoubleClick may be unable to retain DoubleClick's key employees or attract, assimilate or retain other highly qualified employees in the future. DoubleClick has from time to time in the past experienced, and DoubleClick expects to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

IF DOUBLECLICK FAILS TO ADEQUATELY PROTECT DOUBLECLICK'S INTELLECTUAL PROPERTY OR FACES A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, DOUBLECLICK COULD LOSE ITS INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR DAMAGES.

    DoubleClick's success and ability to effectively compete are substantially dependent on the protection of DoubleClick's proprietary technologies and DoubleClick's trademarks, which DoubleClick protects through a combination of patent, trademark, copyright, trade secret, unfair competition and contract law. Despite DoubleClick's diligent efforts, DoubleClick cannot assure you that any of DoubleClick's proprietary rights will be viable or of value in the future.

    In September 1999, the U.S. Patent and Trademark Office issued to DoubleClick a patent that covers DoubleClick's DART technology. DoubleClick owns other patents, and has patent applications pending, for its technology. DoubleClick cannot assure you that patents applied for will be issued or that patents issued or acquired by DoubleClick now or in the future will be valid and enforceable, or provide DoubleClick with any meaningful protection.

    DoubleClick also has rights in the trademarks that it uses to market DoubleClick's solutions. These trademarks include DOUBLECLICK'r', DART'r', DARTMAIL'r' and ABACUS'r'. DoubleClick has applied to register DoubleClick's trademarks in the United States and internationally. DoubleClick cannot assure you that any of DoubleClick's current or future trademark applications will be approved. Even if they are approved, these trademarks may be successfully challenged by others or invalidated. If DoubleClick's trademark registrations are not approved because third parties own these trademarks, DoubleClick's use of these trademarks will be restricted unless DoubleClick enters into arrangements with these parties which may be unavailable on commercially reasonable terms, if at all. In addition, DoubleClick has licensed, and may license in the future, DoubleClick's trademarks, trade dress and similar proprietary rights to third parties. While DoubleClick endeavors to ensure that the quality of DoubleClick's brands are maintained by DoubleClick's licensees, DoubleClick's licensees may take actions that could materially and adversely affect the value of DoubleClick's proprietary rights and reputation.

    In order to secure and protect DoubleClick's proprietary rights, DoubleClick generally enters into confidentiality, proprietary rights and license agreements, as appropriate, with DoubleClick's employees, consultants and business partners, and generally controls access to and distribution of DoubleClick's technologies, documentation and other proprietary information. Despite these efforts, DoubleClick cannot be certain that the steps DoubleClick takes to prevent unauthorized use of DoubleClick's proprietary rights are sufficient to prevent misappropriation of DoubleClick's solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect DoubleClick's proprietary rights as fully as in the United States. In addition, DoubleClick cannot assure you that DoubleClick will be able to adequately enforce the contractual arrangements that it has entered into to protect DoubleClick's proprietary technologies.

    Furthermore, third parties may assert infringement claims against DoubleClick, which could adversely affect DoubleClick's reputation and the value of DoubleClick's proprietary rights. From time to time DoubleClick has been, and DoubleClick expects to continue to be, subject to claims in the ordinary course of DoubleClick's business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by DoubleClick or DoubleClick's customers. In particular, DoubleClick does not conduct exhaustive patent searches to determine whether DoubleClick's technology infringes patents held by others. In addition, the protection of proprietary rights in Internet-related industries is inherently uncertain due to the rapidly evolving technological environment. As such, there may be numerous patent applications pending, many of which are confidential when filed, that provide for technologies similar to DoubleClick's.

    Third party infringement claims and any resultant litigation, should it occur, could subject DoubleClick to significant liability for damages or restrict DoubleClick from using DoubleClick's intellectual property. Even if DoubleClick prevails, litigation could be time-consuming and expensive to defend and could result in the diversion of management's time and attention. Any claims from third parties may also result in limitations on DoubleClick's ability to use the intellectual property subject to these claims unless DoubleClick is able to enter into royalty, licensing or other similar agreements with the third parties asserting these claims. Such agreements, if required, may be unavailable on terms acceptable to DoubleClick, or at all. If a successful claim of infringement is brought against DoubleClick and DoubleClick fails to develop non-infringing technology or to license the infringed or similar technology on a timely basis, it could materially adversely affect DoubleClick's business, financial condition and results of operations.

DOUBLECLICK'S RIGHT TO KEEP AND USE INFORMATION COLLECTED IN DOUBLECLICK'S DATABASES MAY BE CHALLENGED IN THE FUTURE, WHICH COULD ADVERSELY AFFECT DOUBLECLICK'S BUSINESS AND RESULTS OF OPERATIONS.

    DoubleClick collects and compiles information in databases for the product offerings of all DoubleClick's businesses. Individuals have claimed and may claim in the future that DoubleClick's collection of this information is illegal. Although DoubleClick believes that it has the right to use and compile the information in these databases, DoubleClick cannot assure you that DoubleClick's ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for DoubleClick's databases, or that statutory protection that is or becomes available for databases will enhance DoubleClick's rights. In addition, others may claim rights to the information in DoubleClick's databases. Further, pursuant to DoubleClick's contracts with Web publishers using DoubleClick's solutions, DoubleClick is obligated to keep certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in DoubleClick's businesses.

DOUBLECLICK MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR DOUBLECLICK WILL NOT BE COMPETITIVE.

    The digital marketing business is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. DoubleClick's future success will depend on DoubleClick's ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions and services to address DoubleClick's customers' changing demands. DoubleClick may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of DoubleClick's solutions and services. In addition, DoubleClick's new solutions or enhancements must meet the requirements of DoubleClick's current and prospective customers and must achieve significant acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of DoubleClick's solutions and purchase those of DoubleClick's competitors. DoubleClick's failure to successfully design, develop, test and introduce new services, or the failure of DoubleClick's recently introduced services to achieve acceptance, could prevent DoubleClick from maintaining existing customer relationships, gaining new customers or expanding DoubleClick's business and could materially and adversely affect DoubleClick's business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS COULD BE ADVERSELY AFFECTED IF DOUBLECLICK FAILS SUCCESSFULLY TO MANAGE ITS INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS.

    DoubleClick has operations in a number of countries. DoubleClick has limited experience in developing localized versions of DoubleClick's solutions and in marketing, selling and distributing DoubleClick's solutions internationally. DoubleClick sells its products and services through DoubleClick's directly and indirectly owned subsidiaries in Australia, the Benelux countries, Canada, France, Germany, Spain, Ireland, Italy, Scandinavia and the United Kingdom. DoubleClick also operates its media business through business partners in Japan and Asia (Hong Kong, Taiwan, Korea, China and Singapore) and generally operates its technology business through its directly or indirectly owned subsidiaries in these jurisdictions. A great deal of DoubleClick's success in these markets is directly dependent on the success of DoubleClick's business partners and their dedication of sufficient resources to DoubleClick's relationship.

    DoubleClick's international operations are subject to other inherent risks, including:

     the high cost of maintaining international operations;

     uncertain demand for DoubleClick's products and services;

     the impact of recessions in economies outside the United States;

     changes in regulatory requirements;

     more restrictive privacy regulation;

     reduced protection for intellectual property rights in some countries;

     potentially adverse tax consequences;

     difficulties and costs of staffing and managing foreign operations;

     political and economic instability;

     fluctuations in currency exchange rates; and

     seasonal fluctuations in Internet usage.

    These risks may have a material and adverse impact on the business, results of operations and financial condition of DoubleClick's operations in a particular country and could result in a decision by DoubleClick to reduce or discontinue operations in that country. The combined impact of these risks in each country may also materially and adversely affect the business, results of operations and financial condition of DoubleClick as a whole.

DOUBLECLICK HAS INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM DOUBLECLICK'S BUSINESS.

    DoubleClick incurred $250 million of indebtedness in March 1999 from the sale of DoubleClick's 4.75% Convertible Subordinated Notes due 2006. DoubleClick's ratio of long-term debt to total equity was approximately 32.0% as of March 31, 2001. The degree to which DoubleClick is leveraged could materially and adversely affect DoubleClick's ability to obtain additional financing and could make DoubleClick more vulnerable to industry downturns and competitive pressures. DoubleClick's ability to meet its debt service obligations will depend on DoubleClick's future performance, which will be subject to financial, business and other factors affecting DoubleClick's operations, many of which are beyond DoubleClick's control.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF
DOUBLECLICK.

    Some of the provisions of DoubleClick's certificate of incorporation, DoubleClick's bylaws and Delaware law could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control;

     impede the ability of DoubleClick's stockholders to change the composition of DoubleClick's board of directors in any one year; or

     limit the price that investors might be willing to pay in the future for shares of DoubleClick's common stock.

DOUBLECLICK'S STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

    The market price of DoubleClick's common stock has fluctuated in the past and is likely to continue to be highly volatile and subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of DoubleClick's common stock at or above their purchase price.

IF DOUBLECLICK'S STOCK PRICE IS VOLATILE, DOUBLECLICK MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in DoubleClick's industry have been subject to this type of litigation in the past. DoubleClick may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect DoubleClick's business, financial condition and results of operations.

FUTURE SALES OF DOUBLECLICK'S COMMON STOCK MAY AFFECT THE MARKET PRICE OF DOUBLECLICK'S COMMON STOCK.

    As of March 31, 2001, DoubleClick had 128,894,872 shares of common stock outstanding, excluding 21,944,597 shares subject to options outstanding as of such date under DoubleClick's stock option plans that are exercisable at prices ranging from $0.03 to $124.56 per share. Additionally, certain holders of

DoubleClick's common stock have registration rights with respect to their shares. DoubleClick intends to file one or more registration statements in compliance with these registration rights. DoubleClick cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of DoubleClick's common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares included in such registration statements, issued upon the exercise of stock options or issued upon the conversion of DoubleClick's convertible subordinated notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for DoubleClick's common stock.

                    RISKS RELATED TO DOUBLECLICK'S INDUSTRY

DOUBLECLICK'S BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

    DoubleClick's future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising industry is new and rapidly evolving and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of DoubleClick's current or potential advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, some of DoubleClick's current and potential Web publisher customers have little experience in generating revenue from the sale of advertising space on their Web sites. DoubleClick cannot assure you that current or potential advertising customers will allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. If the demand for Internet advertising decreases or develops more slowly than DoubleClick expects, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. DoubleClick's advertising customers may challenge or refuse to accept DoubleClick's or third-party's measurements of advertisement delivery results, or the market research information that DoubleClick provides. DoubleClick's customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in DoubleClick's database, like any database, may contain inaccuracies which DoubleClick's customers may not accept.

    A significant portion of DoubleClick's revenue is derived from the delivery of advertisements placed on Web sites which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if DoubleClick is unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of DoubleClick's online advertising business could be limited and DoubleClick's revenue could decline. There are also `filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising and DoubleClick's business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE DOUBLECLICK'S REVENUE AND INCREASE DOUBLECLICK'S COSTS.

    Laws applicable to Internet communications, e-commerce, digital advertising, data protection and direct marketing are becoming more prevalent. Any legislation enacted or regulation issued could dampen the growth and acceptance of the digital marketing industry in general and of DoubleClick's offerings in particular. Existing and proposed legislation in the United States, Europe (following the directive of the European Union), Canada and Japan may impose limits on DoubleClick's collection and use of certain kinds of information about individuals, whether collected offline or online. Various U.S. state and foreign governments may also attempt to regulate DoubleClick's transmissions or levy sales or other taxes relating to DoubleClick's activities.

    Moreover, the laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, data protection, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

    DoubleClick's business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to DoubleClick's businesses.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM DOUBLECLICK'S BUSINESS.

    New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. DoubleClick is unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their development stage, DoubleClick cannot yet determine the impact these may have on DoubleClick's business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on DoubleClick's business, financial condition and results of operations.

    The following are examples of proposals currently being considered in the United States and internationally:

     Legislation has been proposed in some jurisdictions to regulate the use of cookie technology. DoubleClick's technology uses cookies for ad targeting and reporting, among other things and DoubleClick may be required to change its technology in order to comply with the new laws. It is possible that the changes required for compliance are commercially unfeasible, or that DoubleClick is simply unable to comply and, therefore, may be required to discontinue the relevant business practice.

     Data protection officials in certain European countries have voiced the opinion that an Internet protocol, or IP, address is personally-identifiable information. In those countries in which this opinion prevails, the applicable national data protection law could be interpreted to subject DoubleClick to a more restrictive regulatory regime. Although DoubleClick believes its current policies and procedures would meet these more restrictive standards, DoubleClick cannot assure you that the applicable authorities would make the same determination. The cost of such compliance could be material and DoubleClick may not be able to comply with the applicable national regulations in a timely or cost-effective manner. Legislation has been proposed to prohibit the sending of `unsolicited commercial e-mail' or `spam.' DoubleClick has a consent-based e-mail delivery and list services business that DoubleClick believes should not, as a matter of policy, be affected by this kind of legislation. However, it is possible that legislation will be passed that requires DoubleClick to change its current practices, or subject DoubleClick to increased possibility of legal liability for its practices.

     Legislation is under consideration that would regulate the practice of online preference marketing, as practiced by DoubleClick and other Network Advertising Initiative member companies. Such legislation, if passed, could require DoubleClick to change or discontinue its plans for online preference marketing services. The changes DoubleClick is required to make could diminish the market acceptance of DoubleClick's offerings.

     The Federal Trade Commission is currently reviewing the need to regulate the manner in which offline information about consumers is collected and used by businesses. The value of the Abacus database, and the future viability of the DoubleClick Data business, could be adversely affected by legislation or regulation that limits the manner in which offline information about consumers is collected and used.

    These and other circumstances, which may lead to changes in the existing law, could have a material and adverse impact on DoubleClick's business, financial condition and results of operations.

    In addition, DoubleClick is a member of the Network Advertising Initiative and the Direct Marketing Association, both industry self-regulatory organizations. Although DoubleClick's compliance with the these self-regulatory principles to date has not had a material adverse effect on DoubleClick, DoubleClick cannot assure you that these organizations will not adopt additional, more burdensome guidelines, which could materially and adversely affect the business, financial condition and results of operations of DoubleClick.

DOUBLECLICK'S BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTS OFFERED BY THIRD PARTIES.

    DoubleClick's business may be adversely affected by the adoption by computer users of technologies that harm the performance of DoubleClick's products and services. For example, computer users may use software designed to filter or prevent the delivery of Internet advertising, or Internet browsers set to block the use of cookies. DoubleClick cannot assure you that the number of computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of DoubleClick's products and services. In the case that one or more of these technologies are widely adopted, DoubleClick's business, financial condition and results of operations could be materially and adversely affected.

DOUBLECLICK'S BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

    DoubleClick's success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. DoubleClick cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, DoubleClick may have to spend considerable amounts to adapt DoubleClick's solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Web sites of Web publishers using DoubleClick's solutions and the level of user traffic on Web sites on DoubleClick's DoubleClick networks.

DOUBLECLICK DATA IS DEPENDENT ON THE SUCCESS OF THE DIRECT MARKETING INDUSTRY FOR ITS FUTURE SUCCESS.

    The future success of DoubleClick Data is dependent in large part on the continued demand for DoubleClick's services from the direct marketing industry, including the catalog industry, as well as the continued willingness of catalog operators to contribute their data to DoubleClick. Most of DoubleClick's Abacus customers are large consumer merchandise catalog operators in the United States. A significant downturn in the direct marketing industry generally, including the catalog industry, or withdrawal by a substantial number of catalog operators from the Abacus Alliance, would have a material adverse effect on DoubleClick's business, financial condition and results of operations. Many industry experts predict that electronic commerce, including the purchase of merchandise and the exchange of information via the Internet or other media, will increase significantly in the future. To the extent this increase occurs, companies that now rely on catalogs or other direct marketing avenues to market their products may reallocate resources toward these new direct marketing channels and away from catalog-related marketing or other direct marketing avenues, which could adversely affect demand for some DoubleClick Data services. In addition, the effectiveness of direct mail as a marketing tool may decrease as a result of consumer saturation and increased consumer resistance to direct mail in general.

INCREASES IN POSTAL RATES AND PAPER PRICES COULD HARM DOUBLECLICK DATA.

    The direct marketing activities of DoubleClick's Abacus Alliance customers are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for some of the direct marketing services offered by DoubleClick. Increased postal rates can also lead to pressure from DoubleClick's customers to reduce DoubleClick's prices for its services in order to offset any postal rate increase. Higher paper prices may also cause catalog companies to conduct fewer or smaller mailings which could cause a corresponding decline in the need for DoubleClick's services. DoubleClick's customers may aggressively seek price reductions for DoubleClick's services to offset any increased materials cost. Any of these occurrences could materially and adversely affect the business, financial condition and results of operations of DoubleClick's Abacus business.

RISKS RELATED TO MESSAGEMEDIA

    In addition to the risks relating to the merger and DoubleClick discussed above, MessageMedia is subject to its own specific risks relating to its business model, strategy and the legal, regulatory and business environment, including those set forth below.

MESSAGEMEDIA HAS A HISTORY OF OPERATING LOSSES AND FUTURE LOSSES ARE LIKELY.

    MessageMedia had an accumulated deficit of approximately $191.7 million as of March 31, 2001. MessageMedia has not achieved profitability and expects to continue to incur operating losses through the end of 2001 MessageMedia intends to continue to invest in research and development and strategic marketing activities. Accordingly, MessageMedia expects to continue to incur significant operating expenditures and, as a result, will need to generate significant revenues to achieve and maintain profitability. Although MessageMedia's revenues have grown in some but not all of the recent quarters, it cannot assure you that it will achieve sufficient revenues for profitability. Even if MessageMedia does achieve profitability, it cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow slower than MessageMedia anticipates, or if operating expenses or restructuring reserves exceed its expectations or cannot be adjusted accordingly, MessageMedia's business, results of operations and financial condition will be materially and adversely affected.

MESSAGEMEDIA ANTICIPATES FLUCTUATIONS IN ITS FUTURE OPERATING RESULTS, WHICH COULD CAUSE ITS STOCK PRICE TO FALL.

    MessageMedia expects that its future operating results will fluctuate significantly, both in absolute terms and relative to analyst and investor expectations, which could cause its stock price to fall. These fluctuations may be due to a number of factors, many of which are beyond MessageMedia's control. Some of the factors that may cause fluctuations include the following:

     market response to MessageMedia's e-messaging solutions;

     difficulties in the integration of existing technologies and the development or deployment of new products or services;

     the timing and rate at which MessageMedia increases its expenses to support projected growth;

     fluctuating market demand for MessageMedia's products and services;

     product introductions and service offerings by MessageMedia's competitors;

     the mix of the products and services provided by MessageMedia; and

     the cost of compliance with applicable government regulations, including privacy legislation.

    MessageMedia's revenue for the foreseeable future will remain dependent on sales of e-messaging solutions, the fees that MessageMedia charges for its services and license fees for software products. These future revenues are difficult to forecast. In addition, although MessageMedia has taken measures to significantly reduce expenses, MessageMedia may be unable to adjust its internal operating expenses quickly enough to offset any unexpected revenue shortfall. If MessageMedia has a shortfall in revenue in relation to its expenses, or if its expenses precede increased revenue, MessageMedia's business, results of operations and financial condition would be materially and adversely affected. This would likely affect the market price of MessageMedia's common stock in a manner that may be unrelated to MessageMedia's long-term operating performance.

    MessageMedia believes that marketing and advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. Seasonal or cyclical patterns may develop in MessageMedia's industry if MessageMedia's market makes the transition from an emerging to a more developed medium. MessageMedia's revenue may also be affected by seasonal and cyclical patterns in Internet spending if they emerge.

    MessageMedia believes that period-to-period comparisons of MessageMedia's operating results are not meaningful and should not be relied upon as an indication of MessageMedia's future performance. Due to the factors MessageMedia has listed above and other factors, it is likely that MessageMedia's future operating results will at times not meet the expectations of market analysts or investors. If

MessageMedia's operating results fail to meet expectations, the price of MessageMedia's common stock could fall.

MESSAGEMEDIA'S STOCK PRICE HAS BEEN VOLATILE IN THE PAST AND MAY BE VOLATILE IN THE FUTURE, DUE TO REASONS OTHER THAN ITS ACTUAL OPERATING RESULTS.

    The stock market in general, and MessageMedia's common stock in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to MessageMedia's operating performance. The trading price of MessageMedia's common stock could fluctuate in response to factors such as:

     changes in recommendations of securities analysts;

     announcements of technological innovations or new services or products;

     publicity regarding actual or potential results with respect to technologies, services or products under development;

     disputes or other developments concerning proprietary rights, including copyright and litigation matters; and

     limited investment analyst coverage.

MESSAGEMEDIA IS AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO ITS EXPECTED STOCK PRICE VOLATILITY.

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. MessageMedia may in the future be the target of similar litigation. Securities litigation could harm MessageMedia's reputation, result in substantial costs and divert MessageMedia's management's attention and resources, regardless of the merits or outcome of the case.

MESSAGEMEDIA'S COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET, RESULTING IN A LIMITED PUBLIC MARKET FOR ITS COMMON STOCK.

    MessageMedia's common stock is currently listed on The Nasdaq National Market under the symbol 'MESG.' On March 6, 2001, MessageMedia received a notice from The Nasdaq National Market indicating that MessageMedia's common stock had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive trading days. Under the rules of the National Association of Securities Dealers, Inc., MessageMedia had until June 4, 2001 to comply with the continued listing requirements. Otherwise, MessageMedia's common stock would be subject to delisting.

    MessageMedia was not able to demonstrate compliance with the continued listing requirements of The Nasdaq National Market on or before June 4, 2001. Consequently, MessageMedia received a written notification from The Nasdaq National Market on June 5, 2001, indicating that MessageMedia's common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days and over the 90 day probationary period. The letter stated that MessageMedia's common stock would be delisted from The Nasdaq National Market at the opening of business on June 13, 2001. On June 8, 2001, MessageMedia sent a letter to The Nasdaq National Market requesting a written hearing to review the delisting determination, which request stayed the delisting of MessageMedia's common stock pending The Nasdaq National Market's ultimate decision. The written hearing is scheduled for July 12, 2001.

    If MessageMedia's common stock is not listed on The Nasdaq National Market, trading, if any, would be conducted in the over-the-counter market in the so-called 'pink sheets' or the OTC Bulletin Board, which was established for securities that do not meet the listing requirements of The Nasdaq National Market. Consequently, selling MessageMedia's common stock would be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed and security analysts' and news media's coverage of MessageMedia may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of MessageMedia's common stock. Such delisting by The Nasdaq National Market could also greatly impair MessageMedia's ability to raise capital, if needed, through equity or debt financing.

    In addition, if MessageMedia's common stock is not listed on The Nasdaq National Market, MessageMedia may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell MessageMedia's common stock and affect the ability of holders to sell their shares of MessageMedia's common stock in the secondary market.

    The regulations of the Securities and Exchange Commission define a 'penny stock' to be any equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock restrictions will not apply to MessageMedia's common stock if it is listed on The Nasdaq National Market and MessageMedia provides certain price and volume information on a current and continuing basis, or meets required minimum net tangible assets or average revenue criteria. There can be no assurance that the shares of MessageMedia's common stock will qualify for exemption from these restrictions. If MessageMedia's common stock becomes subject to the penny stock rules, the market liquidity for the shares could be adversely affected.

MESSAGEMEDIA CANNOT PREDICT ITS FUTURE CAPITAL NEEDS AND IT MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

    It may be necessary for MessageMedia to raise additional capital in the future in order to execute its business plan, develop or enhance its products and services, take advantage of business opportunities or respond to competitive pressures. Any required additional financing might not be available on terms favorable to MessageMedia, or at all. Although MessageMedia is not permitted under the terms of the amended merger agreement to raise additional funds by issuing equity or debt securities unless DoubleClick agrees, if DoubleClick does agree, or if the merger does not close and MessageMedia attempts to raise additional funds, you may experience significant dilution of your ownership interest and such securities may have rights senior to your rights. If additional financing is not available when required or is not available on acceptable terms, MessageMedia may be unable to fund its operations, which would have a material adverse effect on MessageMedia's business, financial condition and results of operations.

MESSAGEMEDIA'S BUSINESS IS DIFFICULT TO EVALUATE BECAUSE MESSAGEMEDIA HAS A LIMITED OPERATING HISTORY.

    An investor in MessageMedia's common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the e-messaging and e-intelligence markets. These risks include MessageMedia's:

     ability to achieve and maintain revenue growth rates;

     need to successfully integrate past and any future acquisitions;

     competition;

     ability to offer products and services, including MessageMedia's information distribution, email marketing and e-commerce messaging offerings, that achieve broad market acceptance;

     ability to attract, retain and motivate qualified personnel;

     ability to maintain MessageMedia's current, and develop new, strategic relationships;

     ability to anticipate and adapt to the changing e-messaging market; and

     ability to attract and retain a large number of customers from a variety of industries.

    MessageMedia also depends on the growing use of the Internet for marketing, advertising, commerce and communications. MessageMedia cannot assure you that its business strategy will be successful or that it will successfully address these risks. If MessageMedia does not successfully address these risks, its business could be seriously harmed.

    MessageMedia's markets are relatively new and unproven and its success depends on market acceptance and the effectiveness of its e-messaging and e-intelligence solutions. If MessageMedia's solutions are not adopted by market participants, MessageMedia's revenue growth will suffer.

    Demand and market acceptance for Internet e-messaging solutions is uncertain. MessageMedia's future success is highly dependent on an increase in the use of the Internet as a marketing, advertising and communications medium. The adoption of these Internet services, particularly by those entities that historically have relied upon traditional media for marketing and advertising, requires the acceptance of a new way of conducting business, exchanging information and marketing products and services. Many of MessageMedia's current or potential customers have little or no experience using the Internet for marketing and advertising purposes, and they have allocated only a limited portion of their budgets to e-messaging. If MessageMedia fails to meet customers' demands, the use of its e-messaging services may decline over time and MessageMedia's business would suffer.

SUBSTANTIAL SALES OF MESSAGEMEDIA'S COMMON STOCK BY ITS LARGE STOCKHOLDERS COULD CAUSE MESSAGEMEDIA'S STOCK PRICE TO FALL.

    A limited number of stockholders hold a large portion of MessageMedia's common stock. To the extent MessageMedia's large stockholders sell substantial amounts of MessageMedia's common stock in the public market, the market price of MessageMedia's common stock could fall. A private placement transaction completed by MessageMedia in February 2001 increased both the number of its securities that will become available for resale to the public and the number of its securities held by several of MessageMedia's larger stockholders. In this instance, MessageMedia issued 7,746,479 shares of its common stock to affiliates of SOFTBANK Venture Capital, who together constitute MessageMedia's largest stockholder, 704,225 shares to affiliates of Pequot Capital Management, Inc., and 2,816,902 shares to Rebar LLC. These investors may demand that MessageMedia effect the registration of these shares, after which they may be sold in the public markets without restriction.

MESSAGEMEDIA'S FAILURE TO ENHANCE ITS EXISTING PRODUCTS AND SERVICES AND INTRODUCE NEW PRODUCTS AND SERVICES ON A TIMELY BASIS COULD CAUSE ITS REVENUES TO FALL.

    MessageMedia is continually developing significant enhancements for its e-messaging solutions and products. Any delay or difficulty associated with the introduction of these enhancements could significantly harm MessageMedia's business, results of operations and financial condition. MessageMedia also may not be able to develop the underlying core technologies necessary to create new products or enhancements, or to license those products from third parties, which could cause its revenues to decline.

MESSAGEMEDIA NEEDS TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AND MAY NOT BE ABLE TO DO SO, WHICH COULD HARM MESSAGEMEDIA'S BUSINESS.

    MessageMedia's success depends on the continued service of MessageMedia's key senior management personnel, in particular, A. Laurence Jones, MessageMedia's President and Chief Executive Officer. The loss of any member of MessageMedia's senior management team could have a material adverse effect on its future operating results. MessageMedia's future success also depends on its continuing ability to attract, retain and motivate highly skilled employees. MessageMedia faces significant competition for individuals with the skills and experience required to perform in required roles and may not be able to attract or retain such individuals in the future.

IF MESSAGEMEDIA FAILS TO EFFECTIVELY MANAGE CHANGES TO ITS OPERATIONS, ITS BUSINESS COULD SUFFER.

    MessageMedia continues to adjust the scope of its operations and manage adjustments to the size of its workforce. Rapid changes to its business have placed and may continue to place a significant strain on MessageMedia's management systems and resources. MessageMedia expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures, and will need to continue to train and manage its workforce. MessageMedia's business, results of operations and financial condition will be harmed if MessageMedia is unable to effectively manage its operations.

MESSAGEMEDIA DEPENDS ON THIRD-PARTY INTERNET AND TELECOMMUNICATIONS PROVIDERS OVER WHOM MESSAGEMEDIA HAS NO CONTROL TO OPERATE ITS E-MESSAGING PLATFORM. INTERRUPTIONS IN MESSAGEMEDIA'S SERVICES CAUSED BY ONE OF THESE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON MESSAGEMEDIA'S REVENUE.

    MessageMedia depends heavily on several third-party providers of Internet and related telecommunication services, including hosting and co-location companies, in operating MessageMedia's e-marketing platform. These companies may not continue to provide services to MessageMedia without disruptions in service, at the current cost or at all. Although MessageMedia believes that it could obtain these services from other sources if need be, the costs associated with any transition to a new service provider would be substantial, requiring MessageMedia to reengineer its computer systems and telecommunications infrastructure to accommodate a new service provider. This process would be both expensive and time-consuming.

    In addition, failure of MessageMedia's Internet and related telecommunications providers to provide the data communications capacity in the time frame required by MessageMedia could cause interruptions in the services MessageMedia provides. Despite precautions taken by MessageMedia, unanticipated problems affecting MessageMedia's computer and telecommunications systems in the future could cause interruptions in the delivery of its e-messaging and e-intelligence services, causing a loss of revenue and potential loss of customers.

MESSAGEMEDIA RELIES ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF ITS REVENUE. LOSING A SIGNIFICANT CUSTOMER COULD SUBSTANTIALLY DIMINISH MESSAGEMEDIA'S REVENUE.

    A significant portion of MessageMedia's revenues are generated by a limited number of customers. MessageMedia expects that it will continue to depend on large contracts with a small number of significant customers, which can cause its revenue and earnings to fluctuate between quarters based on the timing of these contracts. None of MessageMedia's customers has any obligation to purchase additional products or services from MessageMedia above current contractual minimums. Consequently, if MessageMedia fails to develop relationships with significant new customers, its business and financial condition will suffer.

COMPETITION IN MESSAGEMEDIA'S INDUSTRY IS INTENSE AND MESSAGEMEDIA'S BUSINESS COULD BE HARMED IF IT DOES NOT COMPETE EFFECTIVELY.

    The market for MessageMedia's products and services is intensely competitive. There are no substantial barriers to entry into MessageMedia's business and MessageMedia expects that established and new entities will enter the market for e-messaging solutions.

    MessageMedia's principal competitors are in the e-messaging services arena, and it may experience additional competition from Internet service providers and other large established businesses that may enter the market for e-messaging services. MessageMedia competes for customers based on service levels, product offerings and price.

    The Internet, in general, and MessageMedia's e-messaging solutions, in particular, also must compete for a share of advertisers' total advertising budgets with traditional advertising media such as television, radio, cable and print. Consequently, MessageMedia competes with advertising and direct marketing agencies. To the extent that e-messaging is perceived to be a limited or ineffective advertising medium, companies may be reluctant to devote a significant portion of their advertising budget to

MessageMedia's e-messaging solutions, which could limit the growth of e-messaging and negatively affect MessageMedia's business.

    MessageMedia also expects that competition may increase as a result of industry consolidation. Potential competitors may choose to enter the market for e-messaging solutions by acquiring one or more of MessageMedia's existing competitors or by forming strategic alliances with such competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of MessageMedia's potential customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would harm MessageMedia's business, results of operations and financial condition.

    Many of MessageMedia's current and potential competitors have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than MessageMedia does. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers. In addition, many of MessageMedia's current or potential competitors have broad distribution channels that may result in better access to end-users or purchasers. As a result of the above factors, MessageMedia cannot assure you that MessageMedia will compete effectively with current or future competitors or that competitive pressures will not have a material adverse effect on MessageMedia's business, financial condition and results of operations.

THE MARKETS FOR MESSAGEMEDIA'S PRODUCTS ARE UNDEVELOPED AND RAPIDLY CHANGING, WHICH MAKES AN INVESTMENT IN MESSAGEMEDIA RISKY.

    The Internet e-messaging markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, changing customer demands and increasing numbers of service providers. MessageMedia's products and services are designed around current technical standards and its revenue depends on continued industry acceptance of these standards. While MessageMedia intends to provide compatibility with the most popular industry standards, widespread adoption of a proprietary or closed standard could prevent MessageMedia from doing so. The standards on which MessageMedia's products and services are or will be based may not be accepted by the industry.

    New market entrants have introduced or are developing products and services for use on the Internet that compete with MessageMedia's products. The products, services or technologies developed by others may render MessageMedia's products and services uncompetitive or obsolete. Accordingly, MessageMedia's future success will depend on its ability to adapt to rapidly changing technologies, enhance existing solutions, and develop and introduce a variety of new solutions to address new industry standards and its customers' changing demands. MessageMedia may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of its solutions. In addition, MessageMedia's new solutions or enhancements must meet the requirements of its current and prospective customers and achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of MessageMedia's solutions and purchase those of its competitors.

    The degree to which MessageMedia's e-messaging platform is accepted and used in the marketplace will depend on continued growth in the use of email as a primary means of communications by businesses and consumers. An increase in the use of e-messaging also will depend on market acceptance of email as a method for targeted marketing of products and services. MessageMedia's ability to successfully differentiate its services from random mass emailing products and services which have encountered substantial resistance from consumers will also be important. Businesses that already have invested substantial resources in traditional or other methods of conducting business may be reluctant to adopt new commercial methods or strategies that may limit or compete with their existing businesses. Individuals with established patterns of purchasing goods and services may be reluctant to alter those patterns.

MESSAGEMEDIA FACES RISKS OF DEFECTS AND DEVELOPMENT DELAYS IN ITS PRODUCTS AND SERVICES, WHICH COULD HARM ITS REVENUE GROWTH.

    Products and services based on sophisticated software and computing systems often encounter development delays. MessageMedia's underlying software may contain hidden errors and failures when introduced or when usage increases. MessageMedia may experience delays in the development of the software and computing systems underlying its services. Despite testing that MessageMedia and its customers conduct, MessageMedia may not locate errors if they occur. Also, MessageMedia may experience development delays. These occurrences could harm MessageMedia's reputation and revenue growth.

ANY SYSTEM FAILURE MAY HARM MESSAGEMEDIA'S BUSINESS OR REPUTATION.

    The continuing and uninterrupted performance of MessageMedia's computer systems and MessageMedia's customers' computer systems is critical to MessageMedia's ability to provide outsourced services. Sustained or repeated system failures would reduce the attractiveness of MessageMedia's solutions to its customers and could harm MessageMedia's business reputation. Slower response time or system failures may also result from straining the capacity of MessageMedia's deployed software or hardware due to increased volume of e-messages delivered through its servers. To the extent that MessageMedia does not effectively address any capacity constraints or system failures, MessageMedia's business, results of operations and financial condition would be materially and adversely affected.

    MessageMedia's operations are dependent in part upon its ability to protect its operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. MessageMedia does not currently have redundant, multiple site capacity in the event of any such occurrence. Despite the implementation of network security measures by MessageMedia, its servers also are potentially vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of MessageMedia's products and services, which could have a material adverse effect on its business, financial condition and results of operations.

MESSAGEMEDIA FACES SECURITY RISKS AND POTENTIAL LIABILITY ASSOCIATED WITH MISAPPROPRIATION OF CONFIDENTIAL INFORMATION, WHICH COULD HARM MESSAGEMEDIA'S BUSINESS.

    MessageMedia currently retains highly confidential customer information in a secure database server. MessageMedia cannot assure you, however, that it will be able to prevent unauthorized access to and use of this database server. Any unauthorized access to or use of MessageMedia's servers could result in the theft of confidential customer information such as email addresses. It also is possible that one of MessageMedia's employees could attempt to misuse confidential customer information, exposing MessageMedia to liability. MessageMedia uses disclaimers and limitation of warranty provisions in its customer agreements in an attempt to limit its liability to its customers, including liability arising out of systems failure. However, such provisions may not be enforceable or effective in limiting MessageMedia's exposure to damage claims.

MESSAGEMEDIA'S MEANS OF PROTECTING ITS PROPRIETARY RIGHTS MAY BE INADEQUATE AND ITS COMPETITORS MAY DEVELOP SIMILAR TECHNOLOGY.

    MessageMedia relies on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect its proprietary rights. MessageMedia believes that, due to the rapid pace of technological innovation for Internet products, however, MessageMedia's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel than upon the legal protections afforded its existing technology. Trade secret, copyright and trademark protections may not be adequate to safeguard the proprietary software underlying MessageMedia's products and services. MessageMedia may not have adequate remedies for any breach and its trade secrets may otherwise become known. Moreover, notwithstanding MessageMedia's efforts to protect its intellectual property, competitors may be able to develop functionally equivalent e-messaging technologies without infringing any of MessageMedia's intellectual property rights. Despite MessageMedia's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use products or technology that it considers proprietary and third parties may attempt to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, MessageMedia's means of protecting its proprietary rights may not be adequate and its competitors may independently develop similar technology.

    MessageMedia enters into confidentiality and license agreements with its employees, consultants and corporate partners and controls access to and distribution of MessageMedia's technologies, documentation and other proprietary information. Despite MessageMedia's efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use MessageMedia's solutions or technologies. MessageMedia cannot assure you that the steps it has taken will prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect MessageMedia's proprietary rights as fully as in the United States.

    MessageMedia has licensed, and it may license in the future, elements of its trademarks, trade dress and similar proprietary rights to third parties. While MessageMedia attempts to ensure that the quality of its brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of MessageMedia's proprietary rights or its reputation. In addition, MessageMedia currently licenses certain software and communication systems from third parties.

    MessageMedia's failure to maintain these licenses, or to find replacements for such technology in a timely and cost-effective manner, could have a material adverse effect on MessageMedia's business, results of operations and financial condition.

MESSAGEMEDIA HAS IN THE PAST, AND MAY IN THE FUTURE, BECOME INVOLVED IN PATENT OR TRADEMARK INFRINGEMENT CLAIMS THAT RESULT IN A SIGNIFICANT DRAIN ON MESSAGEMEDIA'S RESOURCES AND PREVENT ITS MANAGEMENT TEAM FROM FOCUSING ON MORE PROFITABLE TASKS.

    As the volume of Internet commerce increases, and the number of products and service providers that support Internet commerce increases, MessageMedia believes that Internet commerce technology providers may become increasingly subject to infringement claims. MessageMedia has been subject to claims of alleged infringement of intellectual property rights in the past and may become involved in additional claims in the future. In addition, MessageMedia may initiate claims of litigation against third parties for infringement of its proprietary rights or to establish the validity of its proprietary rights. Any such claims, with or without merit, could be time consuming, result in costly litigation, disrupt or delay the enhancement or shipment of MessageMedia's products and services or require MessageMedia to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable or favorable to MessageMedia, which could have a material adverse effect on MessageMedia's business, financial condition and results of operations. Litigation to determine the validity of any claims could result in significant expense to MessageMedia and divert the efforts of MessageMedia's technical and management personnel from productive tasks, whether or not such litigation is determined in MessageMedia's favor. In addition, patent litigation often gives rise to counterclaims by the defendants, which could include challenges to the validity of patents held by MessageMedia. In the event of an adverse ruling in any such litigation, MessageMedia may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. MessageMedia's failure to develop or license a substitute technology could have a material adverse effect on MessageMedia's business.

MESSAGEMEDIA MAY BECOME SUBJECT TO INCREASED GOVERNMENT REGULATION, WHICH COULD MAKE ITS BUSINESS MORE COSTLY TO OPERATE OR DECREASE THE DEMAND FOR ITS PRODUCTS AND SERVICES.

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. MessageMedia believes that it is not currently subject to direct regulation by any governmental agency in the United States, other than regulations that are generally applicable to all businesses and newly enacted laws prohibiting the sending of 'spam' and laws intended to protect minors. A number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet. Some of the issues that such laws or regulations may cover include user privacy, obscenity, fraud, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may hinder the growth of the Internet, which could in turn decrease the projected demand for MessageMedia's products and services or increase its cost of doing business. Moreover, the applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing. Any new application or interpretation of existing laws could have a material adverse effect on MessageMedia's business.

         FORWARD-LOOKING STATEMENTS IN THIS PROXY STATEMENT/PROSPECTUS

    This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995 with respect to DoubleClick's and MessageMedia's financial conditions, results of operations and businesses and the expected impact of the merger on DoubleClick and MessageMedia. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the immediately preceding section entitled 'Risk Factors,' those set forth under 'The Merger -- Background of the Merger,' 'The Merger -- MessageMedia's Reasons for the Merger; Unanimous Recommendation of MessageMedia's Board of Directors in Favor of the Merger' and 'The Merger -- Opinion of MessageMedia's Financial Advisor,' and in the information incorporated by reference into this proxy statement/prospectus and included elsewhere in this proxy statement/prospectus.

    Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

    All subsequent written and oral forward-looking statements attributable to DoubleClick or MessageMedia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither DoubleClick nor MessageMedia assumes any obligation to update any such forward-looking statements to reflect events or circumstances occurring after the date of this proxy statement/prospectus.

                       THE SPECIAL STOCKHOLDERS' MEETING

GENERAL

    We are furnishing this proxy statement/prospectus to holders of MessageMedia common stock in connection with the solicitation of proxies by MessageMedia's board of directors for use at MessageMedia's special stockholders' meeting to be
held on [            ], 2001, and any adjournment or postponement of that
meeting.

    This proxy statement/prospectus is first being mailed to MessageMedia
stockholders on or about [            ], 2001. This proxy statement/prospectus
is also being furnished to MessageMedia's stockholders as a prospectus in connection with the issuance by DoubleClick of shares of DoubleClick common stock as contemplated by the amended merger agreement.

DATE, TIME AND PLACE

    MessageMedia's special stockholders' meeting will be held on [            ],
2001 at 9:00 a.m., local time, at MessageMedia's principal offices, located at 371 Centennial Parkway, Louisville, Colorado 80027.

MATTERS TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS' MEETING

    At the MessageMedia special stockholders' meeting, and any adjournment or postponement of the special stockholders' meeting, MessageMedia stockholders will be asked to:

     consider and vote upon the adoption of the amended merger agreement;

     grant MessageMedia's board of directors discretionary authority to adjourn the special stockholders' meeting to solicit additional votes for adoption of the agreement; and

     transact such other business as may properly come before the special stockholders' meeting.

RECORD DATE

    MessageMedia's board of directors has fixed the close of business on
[            ], 2001 as the record date for determination of MessageMedia's stockholders entitled to notice of and to vote at the special stockholders' meeting.

VOTING OF PROXIES

    MessageMedia requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to MessageMedia. Brokers holding shares in 'street name' may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide instructions to beneficial owners on how to direct the broker to vote the shares. All properly executed proxies that MessageMedia receives prior to the vote at the special stockholders' meeting and that are not revoked will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to adopt the amended merger agreement. MessageMedia's board of directors does not currently intend to bring any other business before the special stockholders' meeting and MessageMedia's board of directors currently is not aware of any other matters to be brought before the special stockholders' meeting. If other business properly comes before the special stockholders' meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

    A stockholder may revoke his or her proxy at any time prior to its use:

     by delivering to the Secretary of MessageMedia a signed notice of revocation or a later-dated, signed proxy; or

     by attending the special stockholders' meeting and voting in person.

    Attendance at the special stockholders' meeting does not in itself constitute the revocation of a proxy.

VOTE REQUIRED

    As of the close of business on [            ], 2001, there were [        ]
shares of MessageMedia common stock outstanding and entitled to vote. The approval of the holders of a majority of the outstanding shares of MessageMedia common stock outstanding as of this date is required to adopt the amended merger agreement. MessageMedia stockholders have one vote per share of MessageMedia common stock owned on the record date.

    As of [            ], 2001, directors and executive officers of MessageMedia
and their affiliates beneficially owned an aggregate of [        ] shares of
MessageMedia common stock (exclusive of any shares issuable upon the exercise of options or warrants), or approximately [ ]% of the shares of MessageMedia common stock outstanding on such date. Pursuant to stockholder agreements in the form attached to this proxy statement/prospectus as Appendix B [(and stockholder letters in the form attached to this proxy statement/prospectus as
Appendix B-1)], MessageMedia stockholders have agreed to vote 25,661,381 shares of MessageMedia common stock (or approximately [37.4]% of MessageMedia's common
stock outstanding as of [            ], 2001) for adoption of the amended merger
agreement. As of [            ], 2001, directors and executive officers of
DoubleClick did not own any shares of MessageMedia common stock. See 'The
Merger -- Interests of Certain Persons in the Merger.'

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

    The required quorum for the transaction of business at the MessageMedia special stockholders' meeting is a majority of the shares of MessageMedia common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Because adoption of the amended merger agreement requires the affirmative vote of a majority of the outstanding shares of MessageMedia common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against adoption of the amended merger agreement. In addition, the failure of a MessageMedia stockholder to return a proxy or otherwise vote will have the effect of a vote against adoption of the amended merger agreement. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the owners' specific instructions. Accordingly, MessageMedia stockholders are urged to return the enclosed proxy card marked to indicate their vote.

SOLICITATION OF PROXIES AND EXPENSES

    In addition to solicitation by mail, the directors, officers and employees of MessageMedia may solicit proxies from MessageMedia's stockholders by telephone, facsimile or in person. No additional compensation will be paid to directors, officers or employees of MessageMedia for any solicitations. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. The expenses of soliciting proxies, including expenses related to the printing and mailing of this proxy statement/prospectus, are being shared equally by DoubleClick and MessageMedia.

                                   THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. MessageMedia stockholders should read the entire amended merger agreement and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

    During the first week of January 2001, Court Cunningham, DoubleClick's Vice President and General Manager of DARTMail Technology, called A. Laurence Jones, MessageMedia's President and Chief Executive Officer, and Mary Beth Loesch, MessageMedia's Senior Vice President Corporate Development, to set up a meeting on January 8, 2001 to discuss ways in which DoubleClick and MessageMedia could potentially work together. At this meeting, Mr. Cunningham provided a high level overview of DoubleClick's strategy in email marketing.

    On January 18, 2001, Mr. Cunningham and David Rosenblatt, DoubleClick's President of Technology, Data and Research, called Mr. Jones and Ms. Loesch to express DoubleClick's interest in continuing discussions with MessageMedia.

    On February 6, 2001, during a regularly scheduled meeting of the MessageMedia board of directors, the board discussed strategic options for MessageMedia, including a business combination with DoubleClick. After the meeting, Gerald Poch, Co-Chairman of the MessageMedia board of directors, called Kevin Ryan, DoubleClick's Chief Executive Officer, and Mr. Jones called Mr. Cunningham. The parties agreed to schedule a subsequent meeting with several senior executives of each company.

    On February 21, 2001, Messrs. Ryan, Rosenblatt and Cunningham, Jeffrey Epstein, Executive Vice President of DoubleClick, Jonathan Shapiro, DoubleClick's Senior Vice President of Strategy, Jennifer Haggerty, Director of Corporate Development at DoubleClick and Steven Cohn, an analyst in the Corporate Development group of DoubleClick, met at DoubleClick's New York offices with Messrs. Poch and Jones and Ms. Loesch to discuss the operations and business strategies of MessageMedia and DoubleClick.

    Based on the previous day's discussions, on February 22, 2001, Mses. Haggerty and Loesch executed a mutual confidentiality agreement on behalf of DoubleClick and MessageMedia.

    On March 16, 2001, Ms. Haggerty discussed the preliminary terms of a potential acquisition of MessageMedia with Mr. Poch and separately with Ms. Loesch.

    On March 20, 2001, Mr. Cunningham and Scott Knoll, DoubleClick's Vice President of Operations, Global TechSolutions, met at MessageMedia's offices in Louisville, Colorado with Mr. Jones, Ms. Loesch and Prabhuling Patel, MessageMedia's Senior Vice President and General Manager of Online Marketing and Communications. At this meeting, Mr. Cunningham and Mr. Knoll learned more about MessageMedia's products and services.

    On March 23, 2001, Jeremy Palley, an associate in the Corporate Development group of DoubleClick, called Ms. Loesch and made a verbal non-binding offer for DoubleClick to acquire MessageMedia in a stock-for-stock exchange. Following this discussion, Ms. Haggerty submitted a non-binding indication of interest and term sheet to Ms. Loesch.

    On March 27, 2001, the MessageMedia board of directors met to discuss a potential combination with DoubleClick. Between March 27 and March 30, 2001, a series of telephone conversations took place between senior representatives of DoubleClick and MessageMedia to discuss the terms of a potential business combination. On March 30, 2001, MessageMedia and DoubleClick determined that the stage of their discussions justified commencing mutual due diligence and the negotiation of definitive documentation, all subject to the approval of each company's board of directors. On March 30, 2001, MessageMedia entered into a limited duration exclusivity agreement with DoubleClick.

    On April 2 and April 3, 2001, a team from DoubleClick and attorneys from Brobeck, Phleger & Harrison LLP, DoubleClick's legal counsel, met with representatives from MessageMedia and with attorneys from Cooley Godward LLP, MessageMedia's legal counsel, at the offices of Cooley Godward in Broomfield, Colorado. The purpose of these meetings was to conduct business, financial and legal due diligence.

    On April 5, 2001, Mr. Ryan telephoned Mr. Jones, and Ms. Haggerty telephoned Ms. Loesch, to inform them that DoubleClick was not interested in pursuing a business combination with MessageMedia based on then current business conditions, and the parties terminated the exclusivity agreement. On April 11, 2001, Ms. Haggerty confirmed with Ms. Loesch that DoubleClick was not interested in pursuing a transaction with MessageMedia.

    On April 12, 2001, the MessageMedia board of directors met during a regularly scheduled meeting and engaged Stephens Inc. to act as MessageMedia's financial advisor, including advising the board as to financial and strategic alternatives. In late April 2001, Stephens solicited indications of interest for the acquisition of MessageMedia and received indications of interest from a number of parties. On May 2, 2001, MessageMedia received a call from an enterprise web solutions company's financial advisor expressing such company's interest in acquiring MessageMedia. MessageMedia executives and their financial advisors met with this company and its financial advisors on May 11, 2001 at MessageMedia's offices in Louisville, Colorado. On May 15, 2001, MessageMedia executives and their financial advisors again met with this company to discuss terms of a potential business combination.

    On May 16, 2001, the MessageMedia board of directors met to discuss the proposed transaction with the enterprise web solutions company and the status of other firms that had expressed an interest in acquiring MessageMedia to Stephens during its marketing process. The discussion focused on the strategic fit of the potential acquirers, such as cross-selling opportunities, the strength of the potential acquirers' financial condition, the ability to increase the scale and scope of the operations of the combined entity and efficiencies that could be achieved through a combination. The board of directors authorized Mr. Jones to continue discussions with the enterprise web solutions company and also to contact DoubleClick before entering into an exclusive arrangement with the enterprise web solutions company.

    Following the May 16, 2001 MessageMedia board meeting, Mr. Jones placed calls to Messrs. Ryan and Epstein at DoubleClick to determine whether DoubleClick would be interested in acquiring MessageMedia. On May 17, 2001, Mr. Jones, Ms. Loesch, William Buchholz, MessageMedia's Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary, and Pat Hayes, MessageMedia's Director Financial Planning, had a telephone conference call with Mr. Cunningham and William Mills, DoubleClick's Vice President of Corporate Development, to provide an update on the MessageMedia business.

    On May 18, 2001, Ms. Haggerty and Mr. Cunningham called Ms. Loesch to further discuss the update on the MessageMedia business and the potential terms of a business combination. Ms. Haggerty then delivered a non-binding term sheet to Ms. Loesch which reflected the terms discussed. Over the next few days, representatives from DoubleClick and MessageMedia held a series of telephone conversations to discuss the potential terms of a business combination.

    On May 21, 2001, Brobeck, Phleger & Harrison delivered an initial draft of the merger agreement to MessageMedia and Cooley Godward. That same day, representatives of DoubleClick, Brobeck, Phleger & Harrison, Cooley Godward and MessageMedia resumed business, financial and legal due diligence of MessageMedia and DoubleClick at the Broomfield, Colorado offices of Cooley Godward. The due diligence inspections included numerous discussions between senior management of both companies regarding various business, financial, operational and technical issues involved in combining the companies.

    On May 24, 2001, Messrs. Ryan, Epstein, Rosenblatt and Cunningham, Ms. Haggerty, Elizabeth Wang, Vice President and General Counsel of DoubleClick, Bruce Dalziel, Vice President of Finance and Operations, Tech, Data and Research at DoubleClick and Benjamin Naftalis, an analyst in the Corporate Development group of DoubleClick, discussed the proposed transaction at a meeting of DoubleClick's board of directors. DoubleClick's board engaged in a full discussion of the terms of the proposed merger, including the strategic benefits of the combination, financial and legal analyses, the terms and conditions of the proposed merger agreement and the analyses and opinion of DoubleClick's management. Following the discussion, the DoubleClick board of directors approved the terms of the merger, including the issuance of DoubleClick common stock in the merger, and authorized management to continue to negotiate the final terms of the merger agreement and related agreements. That same day, MessageMedia's management determined that a combination with DoubleClick represented the most attractive strategic alternative then available to MessageMedia, and DoubleClick and MessageMedia entered into a second limited duration exclusivity agreement. Representatives of DoubleClick and MessageMedia then began to negotiate the merger agreement. These discussions continued that week and throughout the next week.

    Beginning May 30, 2001, the parties convened at the Broomfield, Colorado offices of Brobeck, Phleger & Harrison to finalize the documentation of the merger.

    On May 30, 2001, the MessageMedia board of directors held a special meeting to discuss the proposed business combination. Attorneys from Cooley Godward reviewed the principal terms of the merger agreement and the related agreements with the board. MessageMedia's management, legal counsel and financial advisors reported on the results of their due diligence reviews of DoubleClick. Stephens then made a presentation to the MessageMedia board of directors regarding the financial analyses it performed in connection with its opinion and stated orally that Stephens was prepared to render a written opinion to the effect that, based on the assumptions made, matters considered and limits of its review set forth in its opinion, the share exchange ratio in the merger was fair to MessageMedia's disinterested stockholders from a financial point of view. Following a discussion, the MessageMedia board of directors stated that it was prepared to approve the final terms of the merger agreement and related agreements, subject to the resolution of several transaction issues. The meeting was adjourned until May 31, 2001.

    On May 31, 2001, the MessageMedia board of directors (with Messrs. Diamond and Duryea absent) reconvened the special meeting begun on May 30, 2001, and MessageMedia's management, legal counsel and financial advisors updated the MessageMedia board of directors on negotiations and related transaction issues. Following the discussion, all members of the MessageMedia board of directors who were present at the special meeting approved the terms of the merger agreement and related agreements. All of MessageMedia's directors subsequently approved the terms of the merger agreement in a unanimous written consent.

    On June 1, 2001, the merger agreement was signed and DoubleClick and MessageMedia jointly announced the agreement to merge.

    DoubleClick subsequently decided to exercise its right, contained in the merger agreement, to change the method of effecting the business combination between DoubleClick and MessageMedia in order to minimize the risk of the merger not qualifying as a tax-deferred 'reorganization' for United States federal income tax purposes, as the parties originally intended. After discussions, DoubleClick and MessageMedia determined that it would be advisable and in the best interests of their respective companies and stockholders to merge MessageMedia with and into DoubleClick, instead of merging Atlas Acquisition Corp., a wholly owned subsidiary of DoubleClick, with and into MessageMedia. On June 26, 2001, DoubleClick, MessageMedia and Atlas Acquisition Corp. signed an amendment to the merger agreement to reflect the change in structure.

DOUBLECLICK'S REASONS FOR THE MERGER

    The DoubleClick board of directors unanimously determined that the merger is fair to, and in the best interest of, DoubleClick and its stockholders.

    This determination was based on several potential benefits of the merger that the DoubleClick board believes will contribute to DoubleClick's success, including:

     the ability to enhance DoubleClick's email technology business by making more innovative products available to more customers;

     the ability of DoubleClick to sell MessageMedia's products and services through DoubleClick's substantially larger sales network and large customer base, and to sell its own products and services to MessageMedia's customers;

     the quality and loyalty of MessageMedia's customer base;

     the perceived value of MessageMedia's business relative to the value of the merger consideration;

     MessageMedia's skilled workforce; and

     the ability of DoubleClick to enhance MessageMedia's products and services with added features and better meet the needs of MessageMedia's existing and future customer base.

    The DoubleClick board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

     information concerning DoubleClick's and MessageMedia's respective businesses, customers, prospects, strategic business plans, financial performance and condition, results of operations, technology positions, management and competitive positions;

     the due diligence investigation of MessageMedia conducted by DoubleClick's management and legal advisors;

     DoubleClick management's view of the positive results of combining the operations and businesses of DoubleClick and MessageMedia;

     the current financial market conditions and historical stock market prices, volatility and trading information of MessageMedia and DoubleClick; and

     the impact of the merger on DoubleClick's customers and employees.

    During the course of its deliberations concerning the merger, the DoubleClick board also identified and considered a variety of potentially negative factors that could materialize as a result of the merger, including the following:

     the risk that the potential benefits sought in the merger might not be realized;

     the possibility that the merger might not be completed;

     risks related to retaining key MessageMedia employees;

     risks related to retaining key MessageMedia customers;

     the effect of the public announcement of the merger on MessageMedia's business, including its employees and customers; and

     the uncertainty concerning the liabilities of MessageMedia
     Europe, B.V.

    The DoubleClick board of directors concluded that these factors were outweighed by the potential benefits to be gained by the merger. In view of the wide variety of factors, both positive and negative, considered by the DoubleClick board of directors, the directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors discussed above.

MESSAGEMEDIA'S REASONS FOR THE MERGER; UNANIMOUS RECOMMENDATION OF MESSAGEMEDIA'S BOARD OF DIRECTORS IN FAVOR OF THE MERGER

    The MessageMedia board of directors determined to enter into the merger agreement and to recommend that MessageMedia stockholders approve the merger agreement in pursuit of MessageMedia's strategy to join with a company with a strong commitment to the email marketing business.

    The decision of the MessageMedia board of directors was the result of its careful consideration of a range of strategic alternatives, including potential business combinations with DoubleClick and other companies, in the pursuit of its long-term business strategy.

    The MessageMedia board of directors' primary consideration was to identify and secure the alternative that would provide the best strategic fit for MessageMedia and to provide long-term stockholder value to MessageMedia stockholders. In this regard, the MessageMedia board of directors concluded that a combination with DoubleClick represents the best transaction among other alternatives considered by the MessageMedia board of directors. In reaching this determination, the MessageMedia board of directors considered the following factors:

     the price per share implied by the exchange ratio in the merger, based on DoubleClick's 10-day average closing stock price ending May 31, 2001, which the MessageMedia board of directors determined represents: (A) a premium of 40% over the closing price of MessageMedia common stock as of the last trading day prior to the announcement of the merger and (B) a premium of 42% over the average closing price of MessageMedia common stock in the 10 trading days prior to the announcement of the merger;

     the exchange ratio in the merger and the implied per share price, which compares favorably according to a number of applicable valuation methodologies, including the analysis of companies comparable to MessageMedia and transactions comparable to the merger used by Stephens in connection with providing its fairness opinion to the MessageMedia board of directors; and

     the opinion of Stephens delivered in writing on May 31, 2001, that as of May 31, 2001, and subject to assumptions made, matters considered and limitations on the review set forth in its opinion, the share exchange ratio in the merger is fair to MessageMedia's disinterested stockholders from a financial point of view. Please see ' -- Opinion of MessageMedia's Financial Advisor.'

    The MessageMedia board of directors also believes that the merger will provide the opportunity for the combined company to:

     sell MessageMedia's products and services through DoubleClick's substantially larger sales network and large customer base, and sell DoubleClick's products and services to MessageMedia's customers;

     increase the scale and scope of the messaging business of the combined company; and

     achieve certain cost synergies and economies of scope and scale by eliminating duplicative costs.

    In reviewing its alternatives and making its determination to approve the merger, the MessageMedia board of directors reviewed:

     the results of the due diligence review by MessageMedia's management, legal advisors and financial advisors regarding DoubleClick's business, operations, technology and financial and competitive position;

     the financial strength of DoubleClick;

     the expected notice from The Nasdaq National Market as to the delisting of MessageMedia's common stock;

     possible expansion opportunities for the combined company and the ability for the combined company to realize cost-reduction opportunities;

     the current and prospective business environment in which MessageMedia operates; and

     the competitive environment.

    The MessageMedia board of directors also reviewed with its legal advisors:

     the terms and conditions of the merger agreement;

     the terms and conditions of the stockholder agreements;

     the events triggering payment of the termination fee; and

     the limitations on the ability of MessageMedia to negotiate with other companies regarding an alternative transaction and the potential effect these provisions would have on MessageMedia receiving alternative proposals that could be superior to the merger with DoubleClick.

    The MessageMedia board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

     the risk that, because the exchange ratio will not be adjusted for changes in the market price of either DoubleClick common stock or MessageMedia common stock, the per share value of the consideration to be received by MessageMedia stockholders might be significantly less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger;

     the risk that the merger might not be consummated;

     the potential loss of revenues and business opportunities by MessageMedia caused by the announcement of the merger;

     the possibility of management disruption associated with the merger and integrating the operations of the companies and the risk that, despite the efforts of the combined company, the services of key management and technical personnel of MessageMedia might not continue with the combined company;

     the risk that the benefits sought to be achieved by the merger will not be realized; and

     other applicable risks described in this proxy statement/prospectus under 'Risk Factors.'

    The MessageMedia board of directors did not quantify or otherwise assign relative weights to the specific factors discussed above. After carefully evaluating these factors, both positive and negative, the MessageMedia board of directors determined that the merger is in the best interests of MessageMedia and its stockholders and unanimously recommends that MessageMedia stockholders vote for approval and adoption of the merger agreement and approval of the merger.

    In considering the recommendation of the MessageMedia board of directors with respect to the amended merger agreement, MessageMedia stockholders should be aware that MessageMedia's directors and officers have interests in the merger that are different from, or are in addition to, the interests of MessageMedia stockholders generally. Please see ' -- Interests of Certain Persons in the Merger.'

OPINION OF MESSAGEMEDIA'S FINANCIAL ADVISOR

    The MessageMedia board of directors retained Stephens Inc. to advise it with respect to financial and strategic alternatives. The management of MessageMedia recommended Stephens to its board of directors after interviewing three candidates to be its financial advisor. Stephens was selected based on its in-depth knowledge of the industry in which MessageMedia operates and relationship with potential buyers.

    Stephens delivered a written opinion, dated May 31, 2001, to the MessageMedia board of directors to the effect that, as of such date and subject to the qualifications set forth therein, the consideration to be received by disinterested MessageMedia stockholders in the merger was fair from a financial point of view to them. A 'disinterested stockholder' is a holder of MessageMedia's common stock other than a director, officer or employee of MessageMedia, or any holder of ten percent or more of the outstanding shares of MessageMedia common stock (assuming the exercise of convertible securities beneficially owned by the holder).

    No limitations were imposed by MessageMedia's board of directors on Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The exchange ratio was determined through negotiations between the management of DoubleClick and MessageMedia. Although Stephens did assist the management of MessageMedia in these negotiations, it was not asked by MessageMedia to propose or recommend, and did not propose or recommend, any specific exchange ratio as the appropriate exchange ratio for the merger.

    The full text of the fairness opinion of Stephens, dated May 31, 2001, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Stephens in rendering its opinion, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. You should read this opinion in its entirety.

    Stephens has consented to the use of its fairness opinion as an appendix to this proxy statement/prospectus. Stephens provided the fairness opinion to the board of directors of MessageMedia for its information and the fairness opinion is directed only to the fairness from a financial point of view of the offer price and does not constitute a recommendation to any stockholder of MessageMedia as to how any stockholder should vote on the merger or any matter related thereto. The summary of the fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the fairness opinion.

    In arriving at the fairness opinion, Stephens:

     analyzed certain publicly available financial statements and reports regarding MessageMedia;

     analyzed certain internal financial statements and other financial and operating data (including financial projections for the year ended December 31, 2001) concerning MessageMedia prepared by management of MessageMedia;

     analyzed, on a pro forma basis, the effect of the merger;

     reviewed the reported prices and trading activity for shares of common stock of MessageMedia and DoubleClick;

     compared the financial performance of MessageMedia and DoubleClick and the prices and trading activity of shares of common stock of MessageMedia and DoubleClick with that of certain other comparable publicly-traded companies and their securities;

     reviewed the financial terms, to the extent publicly available, of other mergers that Stephens deemed to be relevant;

     reviewed the merger agreement and related documents;

     discussed with management of MessageMedia the operations of, and future business prospects for, MessageMedia and the anticipated financial consequences of the merger to MessageMedia;

     assisted in deliberations regarding the material terms of the merger and the negotiations with DoubleClick; and

     performed other analyses and investigations and took into account other matters that Stephens deemed appropriate.

    In preparing the fairness opinion, Stephens assumed and relied on the accuracy and completeness of all information supplied or reviewed by it in connection with its analysis of the merger and has further relied on the assurances of management of MessageMedia that they are not aware of any facts that would make this information inaccurate or misleading. Stephens has not assumed any responsibility for independently verifying this information and has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of MessageMedia or DoubleClick or been furnished with any evaluation or appraisal, nor conducted a physical inspection of the properties or facilities of MessageMedia or DoubleClick. With respect to the financial projections furnished to, or discussed with, Stephens by MessageMedia, Stephens assumed that the financial projections were reasonably prepared and reflected the best currently available estimates and judgment as to the expected future financial performance of MessageMedia. Stephens expressed no opinion as to these financial projections or the assumptions on which they were based.

    For purposes of rendering the fairness opinion, Stephens assumed, in all respects material to its analysis, that the representations and warranties of each party to the merger agreement and all related documents and instruments contained therein were true and correct, that each party to these documents would perform all of the covenants and agreements required to be performed by each party under these documents and that all conditions to the consummation of the merger would be satisfied without waiver thereof. Stephens assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modification, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

    Stephens was not asked to consider, and the fairness opinion does not in any manner address, the price at which MessageMedia or DoubleClick would trade following either the announcement or consummation of the merger. The fairness opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion.

    When Stephens delivered its written fairness opinion, it took into account that the number of shares of DoubleClick common stock to be received in exchange for each outstanding share of MessageMedia common stock, plus the amount of assumed debt of MessageMedia less the amount of assumed cash of MessageMedia is approximately $42.4 million, representing 1.3x and 1.2x MessageMedia's revenues for the calendar year 2000 and projected calendar year 2001, respectively.

    The following is a summary of the material financial analyses used by Stephens in connection with the preparation of its fairness opinion dated May 31, 2001.

    Stock Price History. To provide contextual data and comparative market data, Stephens examined the history of the trading prices for both MessageMedia common stock and DoubleClick common stock for the one-year period ending May 25, 2001. Stephens reviewed the daily closing prices of MessageMedia common stock and compared the performance of the price of MessageMedia common stock to that of the NASDAQ Composite Index and an index of the share prices of five selected publicly traded companies that Stephens believed to be appropriate for comparison to corresponding financial information and operating data of MessageMedia, specifically, ClickAction, Inc., Digital Impact, Inc., DoubleClick Inc., Engage Inc. and Kana Communications, Inc. (collectively, the 'Public Comparables'). Stephens also reviewed the daily closing prices of DoubleClick common stock and compared the performance of the price of DoubleClick common stock to that of the NASDAQ Composite Index and an index of the share prices of six publicly traded comparable companies, specifically, AvenueA, Inc., Engage Inc., L90 Inc., Mediaplex, 24/7 Media, Inc. and ValueClick, Inc. This information was presented solely to provide the board of directors of MessageMedia with background information regarding the prices of MessageMedia common stock and DoubleClick common stock over the periods indicated.

    Publicly Traded Company Analysis. Stephens analyzed certain publicly available financial information, operating data and projected financial performance (per research analyst estimates) of the Public Comparables. Stephens' analysis yielded ratios of market value of common equity plus total outstanding debt less total outstanding cash ('Enterprise Value') to the calendar 2000 revenues ranging from 0.3x to 2.9x, with a median of 1.0x, and Enterprise Value to projected calendar 2001 revenues ranging from 0.1x to 3.2x, with a median of 0.6x.

    Stephens derived a range of implied trading values of MessageMedia common stock of $0.30 to $0.60 based on a ratio of Enterprise Value to 2000 calendar revenues, which implies an exchange ratio range of .0212 to .0424 and a range of $0.25 to $0.51 per share based on a ratio of Enterprise Value to projected 2001 calendar revenues, which implies an exchange ratio range of .0177 to .0360.

    Precedent Transaction Analysis. Stephens analyzed the financial terms, to the extent publicly available, of two transactions comparable to that of the proposed DoubleClick and MessageMedia combination, which were announced since December 26, 2000. The selected transactions were Chordiant Software, Inc.'s acquisition of Prime Response, Inc. and SEAT Pagine Gialle SpA's acquisition of NetCreations, Inc. (collectively, the 'Transaction Comparables'). Stephens' analysis of the Transaction Comparables yielded ratios of Enterprise Value to the latest twelve month ('LTM') revenues of 0.4x and 1.4x and Enterprise Value to projected next twelve month ('NTM') revenues of 0.2x.

    Stephens derived a range of implied value of MessageMedia common stock of $0.22 to $0.88 based on a ratio of Enterprise Value to LTM revenues, which implies an exchange ratio range of .0155 to .0622, and a range of $0.10 to $0.65 per share based on a ratio of Enterprise Value to NTM revenues, which implies an exchange ratio range of .0071 to .0459.

    Offer Premium Analysis. Stephens compared the offer prices, to the extent publicly available, of transactions publicly announced from May 22, 2000 to May 22, 2001, with a transaction size ranging from $25 million to $100 million to the closing prices one-day, one-week and one-month prior to the announcement of the respective transaction. Stephens' analysis of the offer premiums yielded a median range of 28% to 36%. Stephens derived a range of implied value of MessageMedia common stock of $.50 to $0.59 using an offer premium range of 20% to 40%, which implies an exchange ratio range of .0353 to .0417.

    The summary set forth above does not purport to be a complete description of the analyses performed by Stephens but describes, in summary form, the principal elements of the presentation made by Stephens to the MessageMedia board of directors on May 30, 2001. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Stephens was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Stephens did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness of the merger from a financial point of view. Rather, in reaching its conclusion, Stephens considered the results of the analyses in light of each other and ultimately reached its opinion based on the analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Stephens has indicated to MessageMedia that it believes that consideration of some of the analyses and factors considered, without considering all analyses and factors, could create an incomplete or inaccurate view of the evaluation process underlying the opinion. The analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

    Fees. Stephens will receive a fee for its services to MessageMedia. Pursuant to a letter agreement between MessageMedia and Stephens, MessageMedia agreed to pay Stephens, upon the rendering of a fairness opinion, a fee of $150,000 for such services. In addition, MessageMedia engaged Stephens as its financial advisor in connection with the proposed transaction and has agreed, if the merger is consummated, to pay Stephens additional compensation (reduced by the $150,000 fee paid for the fairness opinion) for such services to be calculated based on the transaction value of the proposed merger. It is estimated that the aggregate fee will be no more than $750,000. Stephens will also be reimbursed for its out-of-pocket expenses, including reasonable fees and expenses for its legal counsel up to $25,000 in the aggregate. In addition, MessageMedia has agreed to indemnify Stephens for certain liabilities related to or arising out of the engagement.

    As part of Stephens' investment banking business, it regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of MessageMedia and DoubleClick.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the MessageMedia board of directors, MessageMedia stockholders should be aware that certain officers and directors of MessageMedia have interests in the merger that differ from, or are in addition to, those of MessageMedia stockholders generally. The MessageMedia board was aware of these potential conflicts and considered them.

    As of [            ], 2001, the officers and directors of MessageMedia owned
stock options to purchase an aggregate of [5,408,417] shares of MessageMedia common stock, at exercise prices ranging from $[14.875] to $[0.030] per share, [3,584,154] of which were not vested. If the merger is completed, all
[1,406,250] of the stock options unvested as of [         ], 2001 owned by
MessageMedia's President and Chief Executive Officer will automatically become vested and exercisable. The vesting schedules for the remaining unvested options do not accelerate upon consummation of the merger because they will be assumed by DoubleClick. However, pursuant to change of control agreements recently entered into between MessageMedia and certain of its other officers and key employees, each such person would be entitled to 12 months of accelerated vesting of the options to purchase shares of MessageMedia common stock owned by such person if the merger closes and such person is involuntarily terminated or voluntarily terminates his or her employment for a permitted reason within one month before or 12 months after the closing of the merger. The vesting of the remaining [2,334,065] stock options held by these officers and key
employees unvested as of [         ], 2001 may be accelerated pursuant to
these change of control agreements.

    MessageMedia officers have agreements, including the change of control agreements described above, pursuant to which, if such officers are involuntarily terminated or if they terminate their employment for a permitted reason, such officers would receive benefits including severance payments.

    MessageMedia may grant transaction bonuses to certain employees (including MessageMedia officers) involved in effectuating the merger, in an amount not to exceed $200,000 in the aggregate.

    MessageMedia's President and Chief Executive Officer owes $200,000 to MessageMedia, which amount the MessageMedia board of directors has agreed to forgive if the merger is consummated.

    Because the number of shares of DoubleClick common stock outstanding is significantly larger than the number of shares of MessageMedia common stock outstanding, affiliates of MessageMedia, including its officers and directors, who receive shares of DoubleClick common stock in the merger may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act.

    The amended merger agreement provides that, from and after the effective time, DoubleClick will indemnify and provide advancement of expenses to each person who is or was a director or officer of MessageMedia or any of its subsidiaries at or at any time prior to the effective time of the merger, to the same extent such persons are indemnified or have the right to the advancement of expenses as of the date of the merger agreement by MessageMedia pursuant to MessageMedia's certificate of incorporation and bylaws as in effect on the date of the merger agreement. DoubleClick will also fulfill the obligations of MessageMedia pursuant to any indemnification agreements between MessageMedia and any of the indemnified parties in effect immediately prior to the date of the merger agreement. In addition, the amended merger agreement provides that for a period of six years after the effective time, DoubleClick will pay up to 150% of the $310,000 annual premium currently paid by MessageMedia to maintain directors' and officers' liability insurance covering persons who are covered by MessageMedia's directors' and officers' insurance policy. See 'The Amended Merger Agreement and Related Agreements -- Director and Officer Indemnification and Insurance.'

REGULATORY MATTERS

    Currently, neither DoubleClick nor MessageMedia is required to file any information with the Federal Trade Commission or the Antitrust Division of the Department of Justice under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the merger and the transactions contemplated by the amended merger agreement.

    DoubleClick and MessageMedia are not aware of any other governmental approvals or actions that are required to complete the merger other than compliance with applicable corporate law of Delaware. Should any approval or action be required, DoubleClick and MessageMedia currently plan to seek the approval or take any necessary action. Failure to obtain the approval or take any necessary action is not anticipated to have a material effect on the merger.

FEDERAL INCOME TAX CONSIDERATIONS

    Brobeck, Phleger & Harrison, counsel to DoubleClick, and Cooley Godward, counsel to MessageMedia, are of the opinion that the following discussion accurately describes the material federal income tax considerations generally applicable to MessageMedia stockholders in connection with the exchange of shares of MessageMedia common stock for DoubleClick common stock pursuant to the amended merger agreement. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed United States Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences to MessageMedia stockholders as described herein.

    MessageMedia stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular MessageMedia stockholders in light of their particular circumstances, such as stockholders who:

     are financial institutions, dealers in securities, tax-exempt organizations or insurance companies;

     are foreign persons;

     hold MessageMedia common stock which constitutes qualified small business stock for purposes of Section 1202 of the Internal Revenue Code;

     do not hold their MessageMedia common stock as capital assets;

     acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     acquired their shares as part of an integrated investment such as a hedge, straddle, constructive sale, conversion transaction or other risk reduction transaction.

    In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including any transaction in which shares of MessageMedia common stock are acquired or shares of DoubleClick common stock are disposed of, or the tax consequences of the assumption by DoubleClick of MessageMedia stock options.

    ACCORDINGLY, MESSAGEMEDIA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    It is a condition to the consummation of the merger that DoubleClick and MessageMedia receive the opinions of their respective counsel, Brobeck, Phleger & Harrison and Cooley Godward, that the merger will constitute a 'reorganization' under Section 368(a) of the Internal Revenue Code. These opinions will be rendered on the basis of certain facts, representations and assumptions set forth or referred to in the opinions, including representations contained in certificates of officers of DoubleClick and MessageMedia. These opinions of counsel will neither bind the Internal Revenue Service or the courts nor preclude the Internal Revenue Service from successfully arguing a contrary position in court. No ruling has been, or will be, sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

    If the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, the merger will result in the following federal income tax consequences to MessageMedia stockholders described above:

     a holder of MessageMedia common stock will not recognize gain or loss to the extent the holder receives DoubleClick common stock in exchange for their MessageMedia common stock (except to the extent of any cash received in lieu of fractional shares of DoubleClick common stock);

     a holder of MessageMedia common stock who receives cash in lieu of a fractional share of DoubleClick common stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder's tax basis allocable to the fractional share;

     the aggregate tax basis of the DoubleClick common stock received in the merger by a MessageMedia stockholder will be the same as the aggregate tax basis of the MessageMedia common stock surrendered in exchange for that DoubleClick common stock reduced by any tax basis allocable to any fractional share interest for which cash is received; and

     the holding period of the DoubleClick common stock received in the merger by a MessageMedia stockholder will include the period during which the stockholder held the MessageMedia common stock surrendered in exchange for that DoubleClick common stock.

    A successful Internal Revenue Service challenge to the reorganization status of the merger would result in MessageMedia stockholders recognizing taxable gain or loss with respect to each share of MessageMedia common stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the DoubleClick common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the DoubleClick common stock so received would equal such fair market value and the stockholder's holding period for such stock would begin the day after the merger.

    There are other tax-related issues that you should be aware of such as:

     Reporting Requirements. Each MessageMedia stockholder that receives DoubleClick common stock in the merger will be required to file a statement with his or her federal income tax return providing his or her basis in the MessageMedia stock surrendered and the fair market value of the DoubleClick common stock and any cash received in the merger and to retain permanent records of these-facts relating to the merger.

     Backup Withholding. Unless an exemption applies under applicable law and regulations, the exchange agent is required to withhold, and will withhold, 31% of any cash payments to a MessageMedia stockholder in the merger unless the stockholder provides the appropriate form as described below. Therefore, each MessageMedia stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be sent to each MessageMedia stockholder, so as to provide the information, including the stockholder's taxpayer identification number and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to DoubleClick and the exchange agent.

ACCOUNTING TREATMENT

    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible assets acquired and to intangible assets, which includes goodwill. Based on a preliminary allocation of the purchase price, DoubleClick expects to allocate approximately 30% of the purchase price to the fair value of net tangible assets acquired and approximately 70% to the fair value of intangible assets, including goodwill to be amortized by DoubleClick over their estimated useful lives, in accordance with generally accepted accounting principles. The ultimate allocation of the purchase price will depend on the results of the fair value appraisals. Under the tentative conclusions on the transition and effective date provisions reached by the Finanicial Accounting Standard Board in its Exposure Draft, Business Combinations and Intangible Assets -- Accounting for Goodwill, goodwill acquired in transactions completed after June 30, 2001 will not be amortized. If this standard is adopted as currently drafted, DoubleClick's operating results will not reflect any goodwill amortization expense related to the merger, which is expected to be completed during the third quarter of 2001.

NO DISSENTERS' RIGHTS

    Stockholders of MessageMedia are not entitled to exercise dissenters' or appraisal rights as a result of the merger or to demand cash payment for their shares under Delaware law.

DELISTING AND DEREGISTRATION OF MESSAGEMEDIA'S COMMON STOCK FOLLOWING THE MERGER

    If the merger is completed, MessageMedia's common stock will be delisted from The Nasdaq National Market, assuming MessageMedia's common stock is then listed on such market, and will be deregistered under the Securities Exchange Act of 1934.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES

    The shares of DoubleClick common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of DoubleClick common stock issued to any person who is deemed to be an affiliate of DoubleClick or MessageMedia under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control of DoubleClick or MessageMedia, as the case may be, and may include some of the officers, directors or principal stockholders of DoubleClick or MessageMedia. Affiliates may not sell their shares of DoubleClick common stock acquired in connection with the merger except pursuant to:

     an effective registration statement under the Securities Act covering the resale of those shares;

     an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     another applicable exemption from registration under the Securities Act.

    DoubleClick's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of DoubleClick common stock to be received by affiliates in the merger.

OPERATIONS FOLLOWING THE MERGER

    DoubleClick is currently formulating its plan for the integration of the operations and personnel of MessageMedia into DoubleClick's existing business. The current DoubleClick officers and directors will continue to be the officers and directors of the combined company.

    The stockholders of MessageMedia will become stockholders of DoubleClick and their rights as stockholders will be governed by DoubleClick's amended and restated certificate of incorporation, as amended, DoubleClick's amended and restated bylaws and the laws of the State of Delaware.

              THE AMENDED MERGER AGREEMENT AND RELATED AGREEMENTS

    The following is a brief summary of the material provisions of the merger agreement, as amended by the amendment to the merger agreement, copies of which are attached as Appendix A and Appendix A-1 to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the amended merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the amended merger agreement or other agreements and the following summary, the amended merger agreement and other agreements will control.

THE MERGER

    MessageMedia will merge with and into DoubleClick, following the adoption of the amended merger agreement by the MessageMedia stockholders, and the satisfaction or waiver of the other conditions to the merger.

EFFECTIVE TIME

    At the time of the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State. DoubleClick and MessageMedia are working toward completing the merger as soon as possible and expect to complete the merger during the third quarter of 2001.

DIRECTORS AND OFFICERS OF THE COMBINED COMPANY AFTER THE MERGER

    The directors and officers of the combined company will be the current directors and officers, respectively, of DoubleClick.

CONVERSION OF MESSAGEMEDIA SHARES IN THE MERGER

    At the effective time, each outstanding share of MessageMedia common stock will automatically be converted into the right to receive 0.0436 of a share of DoubleClick common stock.

    The number of shares of DoubleClick common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to MessageMedia common stock or DoubleClick common stock effected between the date of the merger agreement and the completion of the merger. The exchange ratio will also be proportionately adjusted if the number of outstanding shares of MessageMedia common stock (calculated in accordance with the treasury method under United States generally accepted accounting principles) is greater than the number set forth in the merger agreement, except as otherwise permitted in the amended merger agreement, in order to provide to DoubleClick and MessageMedia the same economic effect as contemplated by the amended merger agreement prior to such increase.

NO FRACTIONAL SHARES

    No fractional shares of DoubleClick common stock will be issued in connection with the merger. Instead you will receive an amount of cash, in lieu of a fraction of a share of DoubleClick common stock, equal to the product of such fraction (after taking into account all shares that you hold as of the effective time of the merger) multiplied by the closing price of a share of DoubleClick common stock on The Nasdaq National Market on the business day immediately prior to the effective time of the merger, rounded to the nearest whole cent.

MESSAGEMEDIA STOCK OPTIONS AND WARRANTS

    At the effective time of the merger, each outstanding option to purchase shares of MessageMedia common stock and each outstanding warrant to purchase shares of MessageMedia common stock will be assumed by DoubleClick. Each MessageMedia stock option or warrant assumed by DoubleClick will continue to have the same terms, and be subject to the same conditions, that were applicable to the option or warrant immediately prior to the effective time, except that:

     each MessageMedia stock option or warrant will be exercisable for shares of DoubleClick common stock, and the number of shares of DoubleClick common stock issuable upon exercise of any given option or warrant will be determined by multiplying the number of shares of MessageMedia common stock underlying such option or warrant by 0.0436, rounded down, if necessary, to the nearest whole share; and

     the per share exercise price of any given option or warrant will be determined by dividing the exercise price of the option or warrant immediately prior to the effective time by 0.0436, rounded up, if necessary, to the nearest whole cent.

    Adjustments with respect to any options that are 'incentive stock options' (as defined in the Internal Revenue Code) will be effected in a manner consistent with the requirements of that code.

EMPLOYEE STOCK PURCHASE PLAN

    Immediately prior to the effective time of the merger, each outstanding purchase right pursuant to MessageMedia's employee stock purchase plan will be exercised to purchase MessageMedia common stock at the price per share and in accordance with the terms set forth in the employee stock purchase plan, and each share of MessageMedia common stock so purchased will be considered issued and outstanding and will be converted into the right to receive 0.0436 of a share of DoubleClick common stock. The employee stock purchase plan will terminate at the effective time of the merger and no further purchase rights will be granted thereafter.

THE EXCHANGE AGENT

    As of the effective time, DoubleClick is required to deposit with American Stock Transfer & Trust Company or another bank or trust company certificates representing the shares of DoubleClick common stock to be exchanged for shares of MessageMedia common stock and cash to be paid in lieu of issuing fractional shares.

EXCHANGE OF MESSAGEMEDIA STOCK CERTIFICATES FOR DOUBLECLICK STOCK CERTIFICATES

    Promptly after the effective time, the exchange agent will mail to MessageMedia stockholders a letter of transmittal and instructions for surrendering MessageMedia stock certificates in exchange for DoubleClick stock certificates (and cash in lieu of fractional shares). MessageMedia stockholders should not submit stock certificates for exchange until receipt of the letter of transmittal and instructions.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

    MessageMedia stockholders are not entitled to receive any dividends or other distributions on DoubleClick common stock with a record date after the merger is completed until surrender of MessageMedia stock certificates.

REPRESENTATIONS AND WARRANTIES

    DoubleClick and MessageMedia each made a number of representations and warranties in the merger agreement.

    MessageMedia made representations about the following topics:

     MessageMedia's organization, qualification to do business and good standing and existence of subsidiaries;

     MessageMedia's certificate of incorporation and bylaws;

     MessageMedia's capitalization;

     MessageMedia's corporate power to enter into, and its authorization of, the merger agreement and the transactions contemplated by the merger agreement;

     the merger and the merger agreement's non-violation of the certificate of incorporation or bylaws of MessageMedia, laws or material agreements or permits of MessageMedia;

     required approvals of governmental authorities relating to the merger agreement;

     possession of, and compliance with, permits required to conduct MessageMedia's business and compliance with laws applicable to MessageMedia;

     MessageMedia's filings and reports with the Securities and Exchange Commission;

     MessageMedia's financial statements;

     absence of a material adverse effect and other changes in MessageMedia's business since December 31, 2000;

     MessageMedia's employee benefit plans and matters relating to MessageMedia's employees;

     MessageMedia's customers;

     the treatment of the merger as a tax-deferred 'reorganization' under the Internal Revenue Code;

     MessageMedia's material contracts and obligations;

     litigation involving MessageMedia;

     MessageMedia's compliance with applicable environmental laws;

     intellectual property used or owned by MessageMedia;

     MessageMedia's privacy policy;

     MessageMedia's taxes;

     MessageMedia's insurance;

     MessageMedia's properties and bank accounts;

     MessageMedia's affiliates;

     the opinion of MessageMedia's financial advisor;

     brokers' and finders' fees in connection with the merger on behalf of MessageMedia;

     the absence of certain business practices by MessageMedia;

     restrictions on MessageMedia's business; and

     the inapplicability of state anti-takeover statutes to the merger.

    DoubleClick made representations about the following topics:

     DoubleClick's organization, qualification to do business and good standing;

     DoubleClick's certificate of incorporation and bylaws;

     DoubleClick's capitalization;

     DoubleClick's corporate power to enter into, and its authorization of, the merger agreement and the transactions contemplated by the merger agreement;

     the merger and the merger agreement's non-violation of the certificate of incorporation or bylaws of DoubleClick, laws or material agreements or permits of DoubleClick;

     DoubleClick's filings and reports with the Securities and Exchange Commission;

     DoubleClick's financial statements;

     the treatment of the merger as a tax-deferred 'reorganization' under the Internal Revenue Code;

     the absence of brokers' or finders' fees in connection with the merger on behalf of DoubleClick; and

     absence of a material adverse effect and other changes in DoubleClick's business since December 31, 2000.

    The representations and warranties in the amended merger agreement are complicated and not easily summarized. We urge you to read carefully the provisions in the amended merger agreement captioned 'Representations and Warranties of Company' and 'Representations and Warranties of Parent.'

MESSAGEMEDIA'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    MessageMedia has agreed that, until the completion of the merger, or unless DoubleClick consents in writing, MessageMedia and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practice and MessageMedia will use reasonable efforts:

     to keep available the services of its present officers, significant employees and significant consultants; and

     to preserve the present relationships of MessageMedia and its subsidiaries with corporate partners, customers, suppliers and other persons with which it or its subsidiaries have significant business relations in order to preserve substantially intact its business organization.

    MessageMedia has also agreed that, until the completion of the merger, or unless DoubleClick consents in writing, MessageMedia will, and will cause its subsidiaries to, conduct their business in compliance with the specific restrictions set forth in the amended merger agreement, including not permitting:

     the modification of MessageMedia's certificate of incorporation or bylaws or the equivalent organizational documents of its subsidiaries;

     the issuance, delivery, sale, pledge, disposition of, grant, transfer, lease, license, guarantee or encumbrance of MessageMedia's or its subsidiaries' material property or assets (except pursuant to existing contracts or the issuance of nonexclusive software licenses by MessageMedia in the ordinary course of business consistent with past practice) or shares of MessageMedia or its subsidiaries' capital stock or securities convertible into MessageMedia capital stock or that of its subsidiaries (except for limited issuances of securities in connection with grants and exercises of stock options);

     the acquisition of any interest in any entities;

     the incurrence of any indebtedness (other than de minimis amounts) or issuance of any debt securities, the guarantee of any indebtedness of another person or the making of any loans material to the business, assets, liabilities, financial condition or results of operations of MessageMedia and its subsidiaries;

     the termination, cancellation or material amendment of any material contract, other than in the ordinary course of business consistent with past practice;

     the making or authorization of any capital expenditures, except for limited expenditures specified in the amended merger agreement;

     the declaration or payment of dividends or other distributions on its capital stock, except that any subsidiary of MessageMedia may pay dividends or make other distributions to MessageMedia;

     any reclassification, combination, split, subdivision or redemption, purchase or other acquisition of any of its capital stock, except in certain instances;

     the modification or acceleration of the exercisability of any stock options or authorization of cash payments in exchange for stock options;

     the amendment of the terms of, repurchase or redemption of any of its securities, except in certain instances;

     the increase of compensation payable to directors, officers, consultants or employees, except in certain instances specified in the amended merger agreement;

     the granting of any retention or severance arrangements or termination pay to any person or entering into any employment, retention or severance agreement with any person, except in certain instances specified in the amended merger agreement;

     the adoption, entering into or amendment of any plan, agreement, policy or arrangement for the benefit of any director, officer, consultant or employee of MessageMedia or any of its subsidiaries, except to the extent required by law or the terms of a collective bargaining agreement and except in certain instances specified the amended merger agreement;

     the entering into or amendment of any contract, agreement, commitment or arrangement between MessageMedia or any of its subsidiaries, on the one hand, and any of MessageMedia's or any of its subsidiaries' directors, officers, consultants or employees, on the other hand, except in certain instances specified in the amended merger agreement;

     the payment, discharge or satisfaction of any claims, liabilities or obligations, other than in the ordinary course of business or as reflected or reserved against on the latest balance sheet included in MessageMedia's filings with the Securities and Exchange Commission or in certain instances specified in the amended merger agreement;

     the making of any changes with respect to MessageMedia's or any of its subsidiaries' accounting policies or methods, except as required by generally accepted accounting principles;

     the making of any tax election or settlement or compromise of any tax liability, other than to comply with certain covenants relating to taxes contained in the amended merger agreement; or

     the agreement in writing or otherwise to do any of the above or to take any action which would make MessageMedia's representations and warranties untrue or prevent MessageMedia from performing its covenants under the amended merger agreement or result in any of the conditions to the merger not being satisfied.

    The agreements related to the conduct of MessageMedia's business contained in the amended merger agreement are complicated and not easily summarized. We urge you to carefully read the provision of the amended merger agreement captioned 'Conduct of Business Pending the Closing.'

    Each of MessageMedia and DoubleClick has also agreed to:

     notify the other promptly of certain events and changes, including changes that could reasonably be expected to have a material adverse effect on either party, or to affect its ability to perform its obligations pursuant to the amended merger agreement;

     provide access at reasonable times to its offices, employees and books to the other party and to furnish such information as the other party may reasonably request; and

     perform certain other actions as set out in greater detail in the amended merger agreement.

NO SOLICITATION OF TRANSACTIONS

    Until the amended merger agreement is terminated, MessageMedia has agreed not to, directly or indirectly:

     solicit, initiate or encourage any inquiries or the making of any proposal or offer that constitutes or could lead to a company competing transaction;

     enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or obtain a company competing transaction; or

     agree to or endorse any company competing transaction, or authorize or permit any of its representatives to take any such action.

    However, MessageMedia may comply with the securities laws with regard to a tender or exchange offer not made in violation of these prohibitions or, if presented with a company superior proposal, may provide information in connection with and negotiate the company superior proposal in accordance with the fiduciary duties of MessageMedia's board of directors.

    Further, MessageMedia is required to notify DoubleClick orally and in writing within 24 hours after any of MessageMedia's Chief Executive Officer, Chief Financial Officer or Senior Vice President, Corporate Development receives any proposal or offer, or promptly after any inquiry or contact with any person with respect thereto, regarding a company competing transaction, including the identity of the person making the proposal, offer, inquiry or contact and the terms of the company competing transaction. MessageMedia must keep DoubleClick apprised, on a current basis, of the status of the company competing transaction and of any modifications to the terms. In addition, MessageMedia must notify DoubleClick promptly (and in any event within 24 hours) orally and in writing if at any time MessageMedia's board of directors determines that it believes such proposal is a company superior proposal. In connection with any potential company competing transaction, prior to furnishing any information or entering into any discussions or negotiations with any person making a proposal, MessageMedia will provide to DoubleClick prompt oral and written notice (and in any event within 24 hours) to the effect that MessageMedia is furnishing information to, or entering into discussions or negotiations with, such person and MessageMedia will keep DoubleClick promptly informed of the status of the terms and conditions of any such discussions or negotiations. Prior to accepting a company competing proposal, MessageMedia must provide DoubleClick with 24 hours' oral and written notice of such intention.

    MessageMedia has agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a company competing transaction and will not release any person from or waive any provision of any confidentiality or standstill agreement to which it is a party.

    A 'company competing transaction' is defined in the amended merger agreement as any of the following involving MessageMedia (other than the merger):

     any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction (other than, with respect to the termination fee payable in the event either MessageMedia or DoubleClick terminates the amended merger agreement because the merger has not been consummated before October 31, 2001 or the amended merger agreement and the merger failed to receive the requisite votes for approval at MessageMedia's special stockholders' meeting, and within twelve months after such termination, MessageMedia enters into a definitive agreement relating to a company competing transaction or consummates a company competing transaction, if MessageMedia acquires another person and the shares of MessageMedia common stock issued to the equityholders of such other person constitute less than 50% of the capital stock of the successor company in such transaction);

     any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of MessageMedia and its subsidiaries in a single transaction or series of related transactions;

     any tender offer or exchange offer for 20% or more of the outstanding voting securities of MessageMedia or the filing of a registration statement under the Securities Act in connection therewith;

     any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any group having been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of MessageMedia;

     any solicitation in opposition to the approval of the amended merger agreement by the stockholders of MessageMedia; or

     any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    A 'company superior proposal' is defined in the amended merger agreement as a company competing transaction that:

     MessageMedia's board of directors shall have concluded in good faith, after consultation with independent outside counsel of nationally recognized reputation, that taking such action is necessary to prevent MessageMedia's board of directors from violating its fiduciary duties;

     if any cash consideration is involved, shall not be subject to any financing contingency and with respect to which MessageMedia's board of directors shall have determined in the proper exercise of its fiduciary duties that the acquiring party is capable of consummating such company competing transaction on the terms proposed; and

     MessageMedia's board of directors shall have determined (based on the advice of MessageMedia's independent financial advisors of nationally recognized reputation) in the proper exercise of its fiduciary duties that such company competing transaction provides greater value to MessageMedia's stockholders than the merger (and MessageMedia's independent financial advisors opine in writing that such company competing transaction is superior from a financial point of view).

    The agreements related to MessageMedia's non-solicitation of transactions contained in the amended merger agreement are complicated and not easily summarized. We urge you to carefully read the provisions of the amended merger agreement captioned 'No Solicitation of Transactions.'

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

    The amended merger agreement provides that:

     DoubleClick will indemnify and hold harmless, and will provide advancement of expenses to, each person who is or was a director or officer of MessageMedia or any of its subsidiaries at or at any time prior to the effective time of the merger to the same extent such persons are indemnified or have the right to the advancement of expenses as of the date of the merger agreement by MessageMedia pursuant to MessageMedia's certificate of incorporation and bylaws as in effect on the date of the merger agreement. DoubleClick will also fulfill the obligations of MessageMedia pursuant to any indemnification agreements (including MessageMedia's certificate of incorporation and bylaws) between MessageMedia and any of the indemnified persons in effect immediately prior to the date of the merger agreement;

     in the event that DoubleClick or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then and in each such case, DoubleClick will make or cause to be made proper provision so that the successors and assigns of DoubleClick assume the indemnification obligations described above for the benefit of the indemnified parties and have at least substantially equal financial ability as MessageMedia (immediately prior to the effective time of the merger contemplated by this proxy statement/prospectus) to satisfy the obligations of the parties pursuant to the amended merger agreement as a condition to any such future merger, consolidation or transfer becoming effective; and

     for six years after the effective time of the merger, DoubleClick will maintain in effect the directors' and officers' liability insurance policies maintained by MessageMedia. DoubleClick is not required to pay premiums in excess of 150% of the annual premium currently paid by MessageMedia for such coverage, which annual premium is $310,000. If the premium for such coverage exceeds $465,000, DoubleClick will purchase a policy with the greatest coverage available for $465,000.

BENEFIT PLANS AND ARRANGEMENTS

    After the effective time of the merger, DoubleClick will honor and satisfy all obligations and liabilities with respect to MessageMedia's benefit plans other than its employee stock purchase plan. However, DoubleClick will not be required to continue any particular MessageMedia benefit plan after the effective time and any MessageMedia benefit plan may be amended or terminated or may be merged with any DoubleClick benefit plans in accordance with its terms and applicable law so long as employees of MessageMedia who are employed by DoubleClick are provided benefits and coverage that are the same or substantially the same as that provided by DoubleClick to similarly situated employees. To the extent permitted under the law, each employee of MessageMedia or its subsidiaries will be given credit for all service with MessageMedia or its subsidiaries (or service credited by MessageMedia or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by DoubleClick (other than sabbatical benefits, for which employees of MessageMedia or its subsidiaries will not receive any such past service credit) in which they participate or in which they become participants for purposes of eligibility and vesting. All benefits and service credits are subject to insurance carriers, outsider providers or the like being able to provide the benefits on terms reasonably acceptable to DoubleClick and there shall be no duplication of benefits. Furthermore, DoubleClick or any of its subsidiaries is entitled to make any change required by law.

    As requested by DoubleClick, MessageMedia will take all actions necessary and appropriate to terminate any MessageMedia benefit plan that is a 401(k) plan as of the last day of the payroll period immediately preceding the closing date of the merger and will make no further contribution to any 401(k) plan.

    After the effective time of the merger, DoubleClick will also honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between MessageMedia or any of its subsidiaries and any current or former executive officer or director of MessageMedia or any of its subsidiaries, subject to any modifications to such agreements agreed to by such executive officers or directors and DoubleClick.

CONDITIONS TO THE MERGER

    DoubleClick's and MessageMedia's respective obligations to complete the merger and the related transactions are subject to the satisfaction or waiver by joint action of the parties, if permitted by law, of each of the following conditions:

     the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of shares of DoubleClick common stock as contemplated by the amended merger agreement must have been declared effective by the Securities and Exchange Commission;

     the amended merger agreement must have been duly approved and adopted by the requisite vote of MessageMedia stockholders in accordance with the Delaware General Corporation Law;

     no order, statute, rule, regulation, executive order, stay, decree, writ, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or governmental entity which prohibits or prevents the consummation of the merger which has not been vacated, dismissed or withdrawn prior to the effective time of the merger;

     any waiting period (and any extension thereof) applicable to the consummation of the merger under U.S. antitrust laws must have expired or been terminated;

     all consents, approvals and authorizations legally required to be obtained to consummate the merger must have been obtained from all governmental entities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a material adverse effect on DoubleClick or MessageMedia; and

     the shares of DoubleClick common stock to be issued in the merger shall have been authorized for listing on The Nasdaq National Market.

    MessageMedia's obligations to consummate the merger are subject to the satisfaction or waiver, if permitted by law, of each of the following additional conditions:

     each of the representations and warranties of DoubleClick contained in the merger agreement must be true, complete and correct in all respects, both when made and on and as of the effective time of the merger as if made at and as of the effective time (other than representations and warranties which address matters only as of a certain date, which shall be so true, complete and correct as of such certain date), except in each case for any failures to be true, complete and correct which do not, in the aggregate, have a material adverse effect on DoubleClick;

     DoubleClick must have performed or complied in all material respects with all obligations required by the amended merger agreement, except where the failure to so comply has not resulted in a material adverse effect on DoubleClick;

     MessageMedia shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of DoubleClick to the effect that the two conditions immediately above have been satisfied; and

     MessageMedia must have received the opinion of its tax counsel, Cooley Godward, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    DoubleClick's obligations to consummate the merger are subject to the satisfaction or waiver, if permitted by law, of each of the following additional conditions:

     each of the representations and warranties of MessageMedia contained in the merger agreement must be true, complete and correct in all respects, both when made and on and as of the effective time of the merger as if made at and as of the effective time (other than representations and warranties which address matters only as of a certain date, which shall be so true, complete and correct as of such certain date), except in each case for any failures to be true, complete and correct which do not, in the aggregate, have a material adverse effect on MessageMedia, provided that MessageMedia will not be deemed to have breached any of its representations or warranties solely by reason of the election by DoubleClick to change the structure of the merger to a direct merger of MessageMedia with and into DoubleClick;

     MessageMedia must have performed or complied in all material respects with all obligations required by the amended merger agreement, except where the failure to so comply has not resulted in a material adverse effect on MessageMedia;

     DoubleClick shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of MessageMedia to the effect that the two conditions immediately above have been satisfied;

     MessageMedia must have received certain consents and waivers from third parties;

     there must not have been any material adverse effect relating to MessageMedia since the date of the merger agreement;

     DoubleClick must have received an opinion of its tax counsel, Brobeck, Phleger & Harrison, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     MessageMedia must have properly completed and filed certain tax returns and paid in full all such taxes shown as due thereon.

TERMINATION OF THE AMENDED MERGER AGREEMENT

    The amended merger agreement may be terminated and the merger may be abandoned at any time before the completion of the merger, notwithstanding the approval and adoption of the amended merger agreement by MessageMedia's stockholders, as summarized below:

     by mutual written consent of the boards of directors of each of MessageMedia and DoubleClick;

     by either MessageMedia or DoubleClick, if, without the fault of the terminating party, the merger has not been consummated on or before October 31, 2001;

     by either MessageMedia or DoubleClick, if any governmental order, writ, injunction or decree preventing the consummation of the merger has been entered by any court of competent jurisdiction and has become final and nonappealable; or

     by MessageMedia or DoubleClick, if the amended merger agreement and the merger fail to receive the requisite votes for approval at the MessageMedia special stockholders' meeting.

    Furthermore, the amended merger agreement may be terminated by DoubleClick if any of the following occur:

     the board of directors of MessageMedia withdraws, modifies or changes its recommendation of the amended merger agreement or the merger in a manner adverse to DoubleClick or its stockholders or resolves to do so;

     the board of directors of MessageMedia recommends a company competing transaction to the stockholders of MessageMedia;

     MessageMedia fails to comply in all material respects with provisions in the amended merger agreement dealing with non-solicitation of transactions or the MessageMedia stockholders' meeting;

     a party to a stockholder agreement and a stockholder letter described below (other than DoubleClick) fails to vote in favor of the merger in accordance with the stockholder agreement and the stockholder letter or fails to comply with the provisions of the stockholder agreements relating to company competing transactions;

     a company competing transaction is announced or publicly known and the board of directors of MessageMedia:

         -- fails to recommend against acceptance of such company competing transaction by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its stockholders) within five business days of delivery of a DoubleClick written request for such action, or

         -- fails to reconfirm its approval and recommendation of the amended merger agreement and the transactions contemplated thereby within five business days of the first announcement or other public knowledge of such proposal for a company competing transaction;

     the board of directors of MessageMedia determines that a company competing transaction is a company superior proposal, determines to provide information in connection with, and/or to negotiate, such company superior proposal, and does not reconfirm its approval and recommendation of the amended merger agreement and does not recommend against acceptance of such company superior proposal by its stockholders;

     the board of directors of MessageMedia resolves to do any of the foregoing; or

     MessageMedia has breached any of its representations, warranties, covenants or agreements set forth in the amended merger agreement, or a representation or warranty of MessageMedia becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of DoubleClick to close set forth in the amended merger agreement would not be satisfied, and MessageMedia fails to cure such breach within 20 days after receipt by MessageMedia of a written notice from DoubleClick of such breach.

    Furthermore, the amended merger agreement may be terminated by MessageMedia if DoubleClick has breached any of its representations, warranties, covenants or agreements set forth in the amended merger agreement, or a representation or warranty of DoubleClick becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of MessageMedia to close set forth in the amended merger agreement would not be satisfied, and DoubleClick fails to cure such breach within 20 days after receipt by DoubleClick of a written notice from MessageMedia of such breach.

PAYMENT OF FEES AND EXPENSES

    Except as described below, all expenses incurred in connection with the amended merger agreement and the merger will be paid by the party incurring such expenses, whether or not the merger is consummated, except that DoubleClick and MessageMedia each will pay one-half of all expenses incurred in connection with printing, filing and mailing the registration statement, of which this proxy statement/prospectus is a part, and all Securities and Exchange Commission and other regulatory filing fees incurred in connection with such documents and any fees required to be paid under U.S. antitrust laws.

    MessageMedia will pay DoubleClick an amount equal to $1.654 million in the event that:

     DoubleClick terminates the amended merger agreement because MessageMedia has breached any of its representations, warranties, covenants or agreements set forth in the amended merger agreement, or a representation or warranty of MessageMedia becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of DoubleClick to close set forth in the amended merger agreement would not be satisfied, and MessageMedia fails to cure such breach within 20 days after receipt by MessageMedia of a written notice from DoubleClick of such breach;

     DoubleClick terminates the amended merger agreement following the occurrence of any of the following events:

         -- the board of directors of MessageMedia withdraws, modifies or changes its recommendation of the amended merger agreement or the merger in a manner adverse to DoubleClick or its stockholders or resolves to do so;

         -- the board of directors of MessageMedia recommends a company competing transaction to the stockholders of MessageMedia;

         -- MessageMedia fails to comply in all material respects with provisions in the amended merger agreement dealing with non-solicitation of transactions and the MessageMedia stockholders' meeting;

         -- a party to a stockholder agreement and a stockholder letter described below (other than DoubleClick) fails to vote in favor of the merger in accordance with the stockholder agreement and the stockholder letter or fails to comply with the provisions of the stockholder agreements relating to company competing transactions;

         -- a company competing transaction is announced or publicly known and the board of directors of MessageMedia:

            fails to recommend against acceptance of such company competing transaction by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its stockholders) within five business days of delivery of DoubleClick's written request for such action, or fails to reconfirm its approval and recommendation of the amended merger agreement and the transactions contemplated thereby within five business days of the first announcement or other public knowledge of such proposal for a company competing transaction;

         -- the board of directors of MessageMedia determines that a company competing transaction is a company superior proposal, determines to provide information in connection with, and/or to negotiate, such company superior proposal, and does not reconfirm its approval and recommendation of the amended merger agreement and does not recommend against acceptance of such company superior proposal by its stockholders; or

         -- the board of directors of MessageMedia resolves to take any of the foregoing actions;

     either MessageMedia or DoubleClick terminates the amended merger agreement, without the fault of the terminating party, because the merger has not been consummated on or before October 31, 2001 and at or prior to the time of such termination, either there shall have been proposed or publicly announced (A) a company competing transaction or (B) within twelve months after such termination, MessageMedia shall enter into a definitive agreement with respect to any company competing transaction or any company competing transaction involving MessageMedia shall be consummated; or

     either MessageMedia or DoubleClick terminates the amended merger agreement because the amended merger agreement and the merger fail to receive the requisite votes for approval at the MessageMedia special stockholders' meeting or any adjournment or postponement thereof and at or prior to the time of such termination, either there shall have been proposed or publicly announced (A) a company competing transaction or (B) within twelve months after such termination, MessageMedia shall enter into a definitive agreement with respect to any company competing transaction or any company competing transaction involving MessageMedia shall be consummated.

EXTENSION, WAIVER AND AMENDMENT OF THE AMENDED MERGER AGREEMENT

    At any time prior to the completion of the merger, either DoubleClick or MessageMedia may extend the time for or waive compliance with the performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties contained in the amended merger agreement or in any document delivered pursuant to the amended merger agreement and waive compliance by the other party with any of the agreements or conditions contained in the amended merger agreement.

    The amended merger agreement may be amended by DoubleClick and MessageMedia at any time prior to the completion of the merger. However, after the approval of the amended merger agreement by MessageMedia's stockholders, no amendment may be made that changes the amount or type of consideration into which MessageMedia common stock will be converted pursuant to the amended merger agreement.

RELATED AGREEMENTS

    In connection with the execution of the merger agreement on June 1, 2001, Rebar LLC, Softbank Technology Ventures VI L.P., Softbank U.S. Ventures VI L.P., Softbank Technology Ventures Advisors Fund VI L.P., Softbank Technology Ventures Side Fund VI L.P., Softbank Technology Advisors Fund L.P., Softbank Technology Ventures IV L.P., Pequot Private Equity Fund, L.P., Pequot Offshore Private Equity Fund, Inc., A. Laurence Jones, Bradley A. Feld, Dennis J. Cagan, Howard
S. Diamond, Gerald A. Poch and R. Terry Duryea, as stockholders of MessageMedia, entered into stockholder agreements and irrevocable proxies with DoubleClick. [In connection with the execution of the amendment to the merger agreement, each of these MessageMedia stockholders entered into stockholder letters pursuant to which each reaffirmed all of its obligations under the stockholder agreements, and each granted DoubleClick irrevocable proxies that superceded the original proxies.] The stockholder agreements, [as affirmed by the stockholder letters, and irrevocable proxies] provide that these stockholders will vote their 25,661,381 shares of MessageMedia common stock representing, in the aggregate, approximately [37.4]% of MessageMedia's outstanding common stock as of
[        ], 2001, at every meeting of the stockholders of MessageMedia at which the merger is considered or voted upon and at every adjournment of such meetings and on every action or approval by written resolution of the stockholders of MessageMedia with respect to the merger, in favor of approval and adoption of the amended merger agreement and of the merger. In addition, each such stockholder agreed not to violate the provisions of the amended merger agreement that relate to soliciting a competing transaction. The MessageMedia stockholders who are parties to the stockholder agreements, [as affirmed by the stockholder letters,] and irrevocable proxies retained the right to vote their shares of MessageMedia common stock on all matters other than those identified in the stockholder agreements. None of the stockholders who are parties to the stockholder agreements and stockholder letters with DoubleClick was paid additional consideration in connection with the execution of such documents. These agreements terminate upon the earlier to occur of the termination of the amended merger agreement or the effective time of the merger. The form of stockholder agreement and stockholder letter are attached as Appendix B and Appendix B-1 to this proxy statement/prospectus and we urge you to read them for a more complete description of the agreements.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

    The following unaudited pro forma condensed financial statements of DoubleClick have been prepared to illustrate the estimated effects of:

     the assumed acquisition by DoubleClick of all the outstanding shares of MesssageMedia in exchange for 2,992,373 shares of DoubleClick common stock and the assumption by DoubleClick of MessageMedia options and warrants which, under the merger, convert into options and warrants to acquire 409,751 shares of DoubleClick common stock;

     the April 23, 2001 acquisition by DoubleClick of all the outstanding shares of FloNetwork Inc. in exchange for approximately $11.4 million in cash, 2,770,943 shares of DoubleClick common stock and the assumption by DoubleClick of FloNetwork options and warrants which, under the merger of those two companies, converted into options and warrants to acquire 430,152 shares of DoubleClick common stock; and

     the February 2, 2001 acquisition by DoubleClick of all the outstanding shares of @plan.inc in exchange for approximately $39.1 million in cash, 3,206,474 shares of DoubleClick common stock and the assumption by DoubleClick of @plan options and warrants which, under the merger of those two companies, converted into options and warrants to acquire 1,213,614 shares of DoubleClick common stock.

    Pro forma amounts have been derived by applying pro forma adjustments to the historical consolidated financial information of DoubleClick, MessageMedia, FloNetwork and @plan.

ACQUISITION OF MESSAGEMEDIA

    The purchase price of MessageMedia has been estimated based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to, the day of and the day immediately after, the announcement of the merger, plus the fair value of options and warrants assumed, which was estimated using the Black-Scholes option pricing model. The estimated purchase price does not include the effect of direct acquisition costs. The final cost of the acquisition will be a different amount.

    The excess of the estimated purchase price over the book value of net assets acquired has been preliminarily allocated to goodwill and assigned a useful life of three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that the effect of the ultimate allocation will not differ materially from that assumed in the following unaudited pro forma financial data.

    The unaudited pro forma condensed statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the merger had occurred on January 1, 2000. The unaudited pro forma condensed balance sheet as of March 31, 2001 has been prepared as if the merger had occurred on March 31, 2001. The pro forma adjustments are described in the accompanying notes.

ACQUISITION OF FLONETWORK

    On April 23, 2001, DoubleClick completed its acquisition of FloNetwork, a privately-held Canadian provider of email marketing technology services. The purchase price of FloNetwork has been calculated based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to, the day of and the day immediately after, the day the number of shares and the amount of cash consideration due to FloNetwork shareholders became fixed pursuant to the agreement under which FloNetwork was acquired, plus the fair value of options and warrants assumed, which was determined using the Black-Scholes option pricing model.

    The excess of the purchase price over the recorded amount of net assets acquired has been preliminarily allocated to goodwill and is being amortized over three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that, as a result of these fair value appraisals, portions of the excess of the purchase price over the fair value of net tangible assets acquired may be allocated to purchased technology and in-process research and development. Accordingly, to the extent that a portion of the excess of the purchase price over the fair value of net tangible assets acquired is assigned to acquired in-process research and development and immediately expensed, operating results may differ materially from those presented in the pro forma statements.

    The unaudited pro forma condensed statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the FloNetwork acquisition had occurred on January 1, 2000. The unaudited pro forma condensed balance sheet as of March 31, 2001 has been prepared as if the acquisition had occurred on March 31, 2001. The pro forma adjustments are described in the accompanying notes.

ACQUISITION OF @PLAN

    On February 2, 2001, DoubleClick completed its acquisition of @plan, a leading provider of online target market research planning systems. The purchase price of @plan has been determined based on the average market price of DoubleClick common stock, as quoted on The Nasdaq National Market, for the day immediately prior to and the day of the final determination of the number of shares and the amount of cash consideration due to @plan shareholders pursuant to the merger agreement under which @plan was acquired, plus the fair value of options and warrants assumed, which was calculated using the Black-Scholes option pricing model. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and is being amortized over three years.

    The unaudited pro forma condensed statements of operations for the year ended December 31, 2000 and the three month period ended March 31, 2001 have been prepared as if the @plan acquisition had occurred on January 1, 2000. No pro forma balance sheet information has been provided as @plan's net assets are reflected in the financial position of DoubleClick as of March 31, 2001. The pro forma adjustments are described in the accompanying notes.

RECLASSIFICATIONS

    Certain assets and liabilities in the consolidated balance sheets of MessageMedia and FloNetwork have been reclassified to conform to the line item presentation in the pro forma condensed balance sheet. Certain costs and other deductions in the consolidated statements of operations of MessageMedia, FloNetwork and @plan have been reclassified to conform to the line item presentation in the pro forma condensed statements of operations.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The unaudited pro forma financial information is presented for illustrative purposes only and should not be considered indicative of the actual results that would have been achieved had the acquisitions described above been consummated on the dates indicated and does not purport to indicate balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma financial information should be read in conjuction with the historical financial statements of DoubleClick and MessageMedia, and the related notes thereto incorporated by reference into and/or included elsewhere in this proxy statement/prospectus.

        UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AS OF MARCH 31, 2001

                                                          PRO FORMA    PRO FORMA                    PRO FORMA    PRO FORMA
                              DOUBLECLICK   FLONETWORK   ADJUSTMENTS    COMBINED    MESSAGEMEDIA   ADJUSTMENTS    COMBINED
                              -----------   ----------   -----------    --------    ------------   -----------    --------
                                                                     (IN THOUSANDS)
ASSETS
Current assets:
 Cash, cash equivalents and
   short-term investments...  $  652,273     $  1,408     $(11,361)(1) $  641,415     $   9,461      $            $  650,876
                                                              (905)(1)

 Restricted cash............          --           --                         --          4,549                        4,549
 Accounts receivable........     103,576        4,568                     108,144         7,582                      115,726
 Prepaid expenses and
   other....................      39,772          785       (2,000)(2)     38,557         2,579                       41,136
                              ----------     --------     --------     ----------    ---------      ---------    ----------
   Total current assets.....     795,621        6,761      (14,266)       788,116        24,171                      812,287
Investments in marketable
 securities.................     179,186           --                     179,186            --                      179,186
Property and equipment,
 net........................     162,827        3,408                     166,235        13,888                      180,123
Intangible assets, net......     118,531           --       48,144 (1)    166,675        14,333        (14,333)(4)   198,022
                                                                                                        31,347 (4)
Investments in affiliates...      34,831           --                      34,831            --                       34,831
Other assets................      10,002          140                      10,142           644           (200)(4)    10,586
                              ----------     --------     --------     ----------    ----------      ---------    ----------
   Total assets.............  $1,300,998     $ 10,309     $ 33,878     $1,345,185     $  53,036      $  16,814    $1,415,035
                              ----------     --------     --------     ----------    ----------      ---------    ----------
                              ----------     --------     --------     ----------    ----------      ---------    ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Payables and accrued
   expenses.................  $  151,052     $  3,248     $  2,431 (1) $ 156,731     $  11,753       $     888(4) $  169,372
 Payable to JV partner......          --           --                         --         8,721                         8,721
 Loans payable..............          --        4,000       (2,000)(1)        --            --                           --
                                                            (2,000)(2)
 Deferred revenue...........      29,945          127                     30,072         1,354                        31,426
                              ----------     --------     --------     ----------    ---------      ---------    ----------
   Total current
    liabilities.............     180,997        7,375       (1,569)      186,803        21,828            888        209,519
Long-term obligations and
 notes......................      20,173        3,864                     24,037         1,849                        25,886
Convertible subordinated
 notes......................     250,000           --                    250,000            --                       250,000
Minority interest...........       4,615           --                      4,615           822                         5,437
Stockholders equity:
 Common stock...............         129        2,797       (2,797)(3)       132            69            (69)(5)        135
                                                                 3 (1)                                      3 (4)
 Preferred stock............                   16,725      (16,725)(3)        --            --                           --
 Treasury stock.............     (15,316)          --                    (15,316)           --                       (15,316)
 Additional paid in
   capital..................   1,204,351          996         (996)(3) 1,238,865       219,991 (5)   (219,991)(5)  1,283,596
                                                            34,514 (1)                                 44,731 (4)
 Warrants...................          --           --                         --           321           (321)(5)         --
 Deferred compensation......        (147)        (487)         487 (3)      (147)          (72)            72 (5)       (418)
                                                                                                         (271)(4)
 Accumulated deficit........    (329,334)     (20,961)      20,961 (3)  (329,334)     (191,658)       191,658 (5)   (329,334)
 Other comprehensive
   income...................     (14,470)          --                    (14,470)         (114)           114 (5)    (14,470)
                              ----------     --------     --------     ----------    ---------      ---------    ----------
   Total stockholders'
    equity..................     845,213         (930)      35,447       879,730        28,537         15,926       924,193
                              ----------     --------     --------     ----------    ---------      ---------    ----------
   Total liabilities and
    stockholders' equity....  $1,300,998     $ 10,309     $ 33,878     $1,345,185    $  53,036      $  16,814    $1,415,035
                              ----------     --------     --------     ----------    ---------      ---------    ----------
                              ----------     --------     --------     ----------    ---------      ---------    ----------

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001

                                                                  PRO FORMA    PRO FORMA                   PRO FORMA    PRO FORMA
                            DOUBLECLICK    @PLAN    FLONETWORK   ADJUSTMENTS   COMBINED    MESSAGEMEDIA   ADJUSTMENTS   COMBINED
                            -----------    -----    ----------   -----------   --------    ------------   -----------   --------
                                                        (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Revenues..................   $114,870     $ 1,275    $ 5,143       $           $121,288      $  8,674       $            129,962
Cost of revenues..........     50,336         788      1,785                     52,909         3,829                     56,738
                             --------     -------    -------       -------     --------      --------       -------     --------
Gross profit..............     64,534         487      3,358                     68,379         4,845                     73,224
Operating expenses:
 Sales and marketing......     55,148         766      3,531                     59,445         4,238 (7)        34 (8)   63,717
 General and
   administrative.........     19,642         776        866                     21,284         3,820 (7)                 25,104
 Product development......     13,949          --      1,583                     15,532         1,799 (7)                 17,331
 Amortization of
   intangible assets......     10,617          --         --         6,183 (6)   16,800         9,767 (7)    (9,767)(9)   19,412
                                                                                                              2,612 (10)

 Non-recurring charges....     29,033          --         --                     29,033            --                     29,033
                             --------     -------    -------       -------     --------      --------       -------     --------
   Total operating
    expense...............    128,389       1,542      5,980         6,183      142,094        19,624        (7,121)     154,597

Loss from operations......    (63,855)     (1,055)    (2,622)       (6,183)     (73,715)      (14,779)        7,121      (81,373)

Equity in losses of
 affiliates...............     (1,145)         --         --                     (1,145)           --                     (1,145)
Loss on issuance of
 affiliate stock..........     (3,757)         --         --                     (3,757)           --                     (3,757)
Interest and other, net...      8,766         146       (114)                     8,798           (52)                     8,746
                             --------     -------    -------       -------     --------      --------       -------     --------
Loss before income
 taxes....................    (59,991)       (909)    (2,736)       (6,183)     (69,819)      (14,831)        7,121      (77,529)
Provision for income
 tax......................      1,059           8         63                      1,130            --                      1,130
                             --------     -------    -------       -------     --------      --------       -------     --------
Loss before minority
 interest.................    (61,050)       (917)    (2,799)       (6,183)     (70,949)      (14,831)        7,121      (78,659)
                             --------     -------    -------       -------     --------      --------       -------     --------
Minority interest.........        631          --         --                        631         1,325                      1,956

Net loss..................   $(60,419)    $  (917)   $(2,799)      $(6,183)    $(70,318)     $(13,506)      $ 7,121     $(76,703)
                             --------     -------    -------       -------     --------      --------       -------     --------
                             --------     -------    -------       -------     --------      --------       -------     --------
Weighted-average number of
 shares used in
 calculation of basic and
 diluted loss per share:..    126,610                                           130,450                                  133,442
Basic and diluted loss per
 share:...................   $  (0.48)                                         $  (0.54)                                $  (0.57)

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                        PRO FORMA
                                 DOUBLECLICK    @PLAN     FLONETWORK   ADJUSTMENTS
                                 -----------    -----     ----------   -----------
                                   (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Revenues.......................   $ 505,611    $ 13,514    $ 11,871     $
Cost of revenues...............     246,570      10,572       4,659
                                  ---------    --------    --------     ---------
Gross profit...................     259,041       2,942       7,212
Operating expenses:
 Sales and marketing...........     227,229       6,407      10,270
 General and administrative....      83,227       2,998       2,488
 Product development...........      44,789          --       4,231
 Amortization of intangible
   assets......................      41,153          --          --        42,098 (6)
 Non-recurring charges.........      51,760                   1,403
                                  ---------    --------    --------     ---------
   Total operating expense.....     448,158       9,405      18,392        42,098

Loss from operations...........    (189,117)     (6,463)    (11,180)      (42,098)

Equity in losses of
 affiliates....................      (6,789)         --          --
Impairment of equity
 investment....................     (24,052)         --          --
Gain on issuance of affiliate
 stock.........................      11,026          --          --
Interest and other, net........      53,801       1,982         160
                                  ---------    --------    --------     ---------
Loss before income taxes.......    (155,131)     (4,481)    (11,020)      (42,098)
Provision for income tax.......       1,497         101         164
                                  ---------    --------    --------     ---------

Loss before minority
 interest......................    (156,628)     (4,582)    (11,184)      (42,098)
                                  ---------    --------    --------     ---------
Minority interest..............         647          --          --

Net loss.......................   $(155,981)   $ (4,582)   $(11,184)    $ (42,098)
                                  ---------    --------    --------     ---------
                                  ---------    --------    --------     ---------
Weighted-average number of
 shares used in calculation of
 basic and diluted loss per
 share:........................     121,278
Basic and diluted loss per
 share:........................   $   (1.29)

                                 PRO FORMA                   PRO FORMA    PRO FORMA
                                 COMBINED    MESSAGEMEDIA   ADJUSTMENTS   COMBINED
                                 --------    ------------   -----------   --------
                                    (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Revenues....................... $ 530,996      $ 33,648      $            $ 564,644
Cost of revenues...............   261,801        17,325                     279,126
                                 ---------     --------      --------     ---------
Gross profit...................   269,195        16,323                     285,518
Operating expenses:
 Sales and marketing...........   243,906        26,701 (7)       136 (8)   270,743
 General and administrative....    88,713        18,556 (7)                 107,269
 Product development...........    49,020         7,608 (7)                  56,628
 Amortization of intangible
   assets......................    83,251        50,497 (7)   (50,497)(9)    93,700
                                                               10,449 (10)
 Non-recurring charges.........    53,163         7,009 (7)                  60,172
                                 ---------     --------      --------     ---------
   Total operating expense.....   518,053       110,371       (39,912)      588,512
Loss from operations...........  (248,858)      (94,048)       39,912      (302,994)
Equity in losses of
 affiliates....................    (6,789)           --                      (6,789)
Impairment of equity
 investment....................   (24,052)           --                     (24,052)
Gain on issuance of affiliate
 stock.........................    11,026            --                      11,026
Interest and other, net........    55,943           977                      56,920
                                 ---------     --------      --------     ---------
Loss before income taxes.......  (212,730)      (93,071)       39,912      (265,889)
Provision for income tax.......     1,762            --                       1,762
                                 ---------     --------      --------     ---------
Loss before minority
 interest......................  (214,492)      (93,071)       39,912      (267,651)
                                 ---------     --------      --------     ---------
Minority interest..............       647         5,109                       5,756
Net loss....................... $(213,845)    $ (87,962)     $ 39,912     $(261,895)
                                 ---------     --------      --------     ---------
                                 ---------     --------      --------     ---------
Weighted-average number of
 shares used in calculation of
 basic and diluted loss per
 share:........................   127,255                                   130,247
Basic and diluted loss per
 share:........................ $   (1.68)                                 $  (2.01)

                        NOTES TO THE UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

 1. The total acquisition cost of FloNetwork was calculated as follows:

2,770,943 shares issued at $11.0833(a) per share............  $30,711
Cash consideration..........................................   11,361
Estimated fair value of options and warrants assumed........    3,806
Direct acquisition costs....................................      905
                                                              -------
Total purchase price:.......................................  $46,783
                                                              -------
                                                              -------


Purchase price..............................................  $46,783
Plus:
    Severance liabilities...................................    2,431
Less:
    Book value of net assets acquired.......................   (1,070)
                                                              -------
Goodwill:...................................................  $48,144
                                                              -------
                                                              -------

---------

   (a) The average market price of DoubleClick common stock, as quoted on The Nasdaq National Market for the day immediately prior to, the day of and the day immediately after, the day the number of shares and the amount of cash consideration due to FloNetwork shareholders became fixed pursuant to the merger agreement under which FloNetwork was acquired.

   The book value of the net assets acquired reflects the cash settlement by DoubleClick of a $2.0 million stockholder loan payable by FloNetwork as part of the merger agreement pursuant to which FloNetwork was acquired.

Book value of net assets as recorded........................  $  (930)
Plus: repayment of stockholder loan.........................    2,000
                                                              -------
Book value of net assets acquired...........................  $ 1,070
                                                              -------
                                                              -------

 2. These amounts reflect the elimination on consolidation of a loan between FloNetwork and DoubleClick.

 3. These amounts reflect the elimination on consolidation of DoubleClick's investment in FloNetwork against the net equity of FloNetwork.

 4. The total acquisition cost of MessageMedia was calculated as follows:

2,992,373 shares issued at $13.9267(b) per share............  $ 41,674
Estimated fair value of options and warrants assumed........     3,060
                                                              --------
Total purchase price:.......................................  $ 44,734
                                                              --------
                                                              --------
Purchase price..............................................  $ 44,734
Plus:
    Severance and change in control liabilities.............       888
Less:
    Deferred compensation -- FASB Interpretation 44.........      (271)
    Book value of net assets acquired.......................   (14,004)
                                                              --------
Goodwill:...................................................  $ 31,347
                                                              --------
                                                              --------

---------

   (b) The average market price of DoubleClick common stock, as quoted on The Nasdaq National Market for the day immediately prior to, the day of and the day immediately after, the announcement of the merger.

   The adjustment to deferred compensation reflects the unearned compensation cost associated with the unvested options of MessageMedia assumed by DoubleClick. Pursuant to the guidance of Financial Accounting Standards Board Interpretation 44, this unearned compensation cost is calculated as the intrinsic value of an assumed option multiplied by the ratio of the option's

                        NOTES TO THE UNAUDITED PRO FORMA
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

   remaining vesting period to its total vesting period. This cost is then subsequently recognized over the award's remaining vesting period.

   The book value of the net assets acquired reflects: (1) the forgiveness of a $200 thousand loan receivable from MessageMedia's President and Chief Executive Officer upon the consummation of the merger and (2) the elimination of MessageMedia's historical goodwill balance as the result of the purchase business combination.

Book value of net assets as recorded........................  $ 28,537
Less:
    Loan forgiveness........................................      (200)
    MessageMedia goodwill...................................   (14,333)
                                                              --------
Book value of net assets acquired...........................  $ 14,004
                                                              --------
                                                              --------

5. These amounts reflect the elimination on consolidation of DoubleClick's investment in MessageMedia against the net equity of MessageMedia.

6. This represents the amortization of goodwill generated on the acquisitions of @plan and FloNetwork for the period reported. The amount of pro forma amortization expense attributable to each acquisition is broken out as follows:

For the three months ended March 31, 2001:
    FloNetwork..............................................  $ 4,012
    @plan...................................................    2,171
                                                              -------
Total.......................................................  $ 6,183
                                                              -------
                                                              -------
For the year ended December 31, 2000:
    FloNetwork..............................................  $16,048
    @plan...................................................   26,050
                                                              -------
Total.......................................................  $42,098
                                                              -------
                                                              -------

   Under the tentative conclusions on the transition and effective date provisions reached by the Financial Accounting Standards Board in its Exposure Draft, Business Combinations and Intangible Assets -- Accounting for Goodwill, goodwill acquired in transactions completed before June 30, 2001 will be amortized only through the end of 2001. Correspondingly, DoubleClick's operating results will not reflect any goodwill amortization expense subsequent to January 1, 2001 should this standard be adopted as currently drafted.

 7. The following tables illustrate the reclassifications that were made to certain MessageMedia historical operating expenses in order to conform them to the line item presentation used by DoubleClick in its statement of operations.

        For the three months ended March 31, 2001:

                                                                                  PRO
                                              AS REPORTED   RECLASSIFICATIONS    FORMA
                                              -----------   -----------------    -----
       Sales and marketing..................   $  2,962          $ 1,276        $ 4,238
       General and administrative...........      3,806               14          3,820
       Research, development and
         engineering........................      1,377              422          1,799
       Depreciation and amortization........     11,479           (1,712)         9,767
                                               --------          -------        -------
       Total operating expenses.............   $ 19,624          $    --        $19,624
                                               --------          -------        -------
                                               --------          -------        -------

                        NOTES TO THE UNAUDITED PRO FORMA
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

        For the year ended December 31, 2000:

                                                                                 PRO
                                             AS REPORTED   RECLASSIFICATIONS    FORMA
                                             -----------   -----------------    -----
       Sales and marketing.................   $  21,526         $ 5,175        $ 26,701
       General and administrative..........      20,083          (1,527)         18,556
       Research, development and
         engineering.......................       6,234           1,374           7,608
       Amortization of intangible assets...      50,497              --          50,497
       Depreciation........................       5,022          (5,022)             --
       Restructuring expenses..............       7,009              --           7,009
                                              ---------         -------        --------
       Total operating expenses............   $ 110,371         $    --        $110,371
                                              ---------         -------        --------
                                              ---------         -------        --------

 8. This adjustment reflects the recognition of the compensation cost associated with the assumption by DoubleClick of MessageMedia's unvested in-the-money options for the period reported.

 9. This adjustment reflects the elimination of MessageMedia's historical goodwill amortization expense as the result of the purchase business combination.

10. This represents the amortization of goodwill generated on the acquisition of MessageMedia for the period reported. Under the tentative conclusions on the transition and effective date provisions reached by the Financial Accounting Standards Board in its Exposure Draft, Business Combinations and Intangible Assets -- Accounting for Goodwill, goodwill acquired in transactions completed after June 30, 2001 will not be amortized. As the MessageMedia acquisition is expected to be completed in the third quarter of 2001, DoubleClick's operating results will not reflect any goodwill amortization expense related to its acquisition of MessageMedia should this standard be adopted as currently drafted.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

MARKET PRICE INFORMATION

DOUBLECLICK MARKET PRICE DATA

    DoubleClick common stock has traded on The Nasdaq National Market under the symbol 'DCLK' since February 20, 1998. The following table sets forth the range of high and low sales prices reported on The Nasdaq National Market for DoubleClick common stock for the periods indicated, adjusted to reflect (1) a two-for-one stock split effected in the form of a dividend which became effective on April 5, 1999 and (2) a two-for-one stock split effected in the form of a dividend which became effective on January 11, 2000.

                                                              HIGH      LOW
                                                              ----      ---
FISCAL 1999
    First Quarter..........................................  $ 50.00   $11.00
    Second Quarter.........................................    88.00    33.75
    Third Quarter..........................................    62.63    30.25
    Fourth Quarter.........................................   127.72    54.88

FISCAL 2000
    First Quarter..........................................  $135.25   $74.00
    Second Quarter.........................................    93.88    32.88
    Third Quarter..........................................    45.52    27.56
    Fourth Quarter.........................................    33.75     8.00

FISCAL 2001
    First Quarter..........................................  $ 17.31   $ 9.63
    Second Quarter.........................................  $[16.14]  $[9.94]
    Third Quarter (through [       ], 2001)................  $[     ]  $[    ]

MESSAGEMEDIA MARKET PRICE DATA

    MessageMedia's common stock has traded on The Nasdaq National Market under the symbol 'FVHI' from December 13, 1996 through December 14, 1998, 'MAIL' from December 15, 1998 through March 29, 1999 and 'MESG' since March 30, 1999. The following table sets forth the range of high and low sales prices reported on The Nasdaq National Market for MessageMedia common stock for the periods indicated.

                                                               HIGH     LOW
                                                               ----     ---
FISCAL 1999
    First Quarter...........................................  $ 9.56   $ 4.88
    Second Quarter..........................................   26.75     7.00
    Third Quarter...........................................   22.75     9.75
    Fourth Quarter..........................................   20.00     9.94

FISCAL 2000
    First Quarter...........................................  $21.88   $10.25
    Second Quarter..........................................   12.63     2.19
    Third Quarter...........................................    5.50     2.50
    Fourth Quarter..........................................    3.22     0.33

FISCAL 2001
    First Quarter...........................................  $ 1.13   $ 0.41
    Second Quarter..........................................  $[0.76]  $[0.25]
    Third Quarter (through [       ], 2001).................  $[    ]  $[    ]

RECENT CLOSING PRICES


    As of May 31, 2001, the last trading day before announcement of the merger, the actual closing prices per share of DoubleClick common stock and MessageMedia common stock on The Nasdaq National Market were $13.05 and $0.43, respectively.
On [        ], 2001, the closing prices per share
of DoubleClick common stock and MessageMedia common stock on The Nasdaq National
Market were $[    ] and $[    ], respectively.

    Because the market price of DoubleClick common stock is subject to fluctuation, the market value of the shares of DoubleClick common stock that holders of MessageMedia common stock will receive in the merger may increase or decrease prior to and following the merger. WE URGE MESSAGEMEDIA STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR DOUBLECLICK COMMON STOCK AND MESSAGEMEDIA COMMON STOCK. WE CANNOT GIVE YOU ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKET VALUE FOR DOUBLECLICK COMMON STOCK OR MESSAGEMEDIA COMMON STOCK.

DIVIDEND POLICY

    Neither DoubleClick nor MessageMedia has ever paid cash dividends on its stock and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

                            BUSINESS OF MESSAGEMEDIA

OVERVIEW

    MessageMedia is a leader in permission-based, email marketing and messaging solutions. MessageMedia uses advanced technology, tools and applications to help its customers fully utilize the Internet to increase sales, improve customer communications and develop long-term customer loyalty and customer dialogue.

    MessageMedia's outsourced services provide customers with:

     a comprehensive set of e-messaging solutions for businesses that seek to increase sales, improve customer communications and develop long-term customer loyalty;

     permission-based e-messaging to create an immediate two-way dialogue with customers;

     tools to track, review and refine e-messaging campaigns by leveraging MessageMedia's expertise and proprietary technology;

     rapidly deployable, cost-effective outsourced solutions which eliminate the need to invest in the technology, hardware and human resources necessary to implement and manage a comprehensive set of e-messaging and e-intelligence solutions; and

     ability to manage large volumes of simple or complex customer communications and easily integrate more advanced e-messaging and e-survey and database applications.

    MessageMedia's software solutions provide customers with:

     a complete solution for email marketing and communications that integrates with relational databases such as Oracle or SQL Server;

     functions such as targeted email (filtering and data segmentation), personalized email, dynamic content editing and trackable URLs and campaign sequencing; and

     all standard email list server functions such as reliable high throughput email delivery, bounce management, discussion lists, announcement lists and easy unsubscribes.


    MessageMedia was originally incorporated in the state of Wyoming on March 11, 1994, under the name of First Virtual Holdings Incorporated.
It was reincorporated in the state of Delaware on January 12, 1996. From inception through 1998, its revenues principally were derived from its Internet payment system and related services. In June 1998, MessageMedia was recapitalized by SOFTBANK Corp. and affiliates through a series of transactions resulting in their acquisition of 19.1 million shares of MessageMedia common stock. In July 1998, MessageMedia made a strategic decision to focus exclusively on e-messaging and related services, leveraging the expertise of its key technical personnel and its existing proprietary technology from the Internet payment system, which was phased out. In
December 1998, MessageMedia changed its name from First Virtual Holdings Incorporated to MessageMedia, Inc. in connection with its acquisitions of two e-messaging companies, Email Publishing, Inc., also known as Epub, and Distributed Bits, L.L.C. also known as Dbits. As a result of the acquisitions, EPub and DBits became wholly owned subsidiaries of MessageMedia. These acquisitions enabled MessageMedia to expand its suite of e-messaging services. In August 1999, MessageMedia acquired two additional e-messaging companies, Revnet Systems, Inc., also known as Revnet, and Decisive Technology Corporation, also known as Decisive, to further broaden its comprehensive suite of e-messaging solutions and its customer base. All of these acquisitions were accounted for as purchase transactions. A summary of these acquisitions follows:

     EPub was a leading provider of outsourced email message delivery services to businesses and organizations. On December 9, 1998, MessageMedia acquired all of the common stock of Epub in exchange for 5,582,676 shares of MessageMedia common stock and assumed all of their options and warrants in exchange for approximately 417,324 additional shares of MessageMedia common stock.

     Dbits was a development state company developing customer email management systems and solutions. On December 11, 1998, MessageMedia acquired all equity interests in DBits in exchange for 1,305,320 shares of MessageMedia common stock and warrants to purchase an additional 500,000 shares of MessageMedia common stock.

     Revnet was a leading developer and supplier of software solutions providing businesses and organizations with 'in-house' email message delivery capability. Revnet also provided outsourced email message delivery services. On August 9, 1999, MessageMedia acquired all of the common stock of Revnet in exchange for 3,262,120 shares of MessageMedia common stock and assumed all of their options and warrants in exchange for approximately 681,675 additional shares of MessageMedia common stock.

     Decisive was a leading provider of online customer intelligence solutions such as e-surveys. On August 16, 1999, MessageMedia acquired all of the common stock of Decisive Technology in exchange for 2,054,498 shares of MessageMedia common stock and assumed all of their options and warrants in exchange for approximately 466,818 additional shares of MessageMedia common stock.

INDUSTRY BACKGROUND

    Email marketing has its basis in traditional direct marketing principles. For decades, direct marketers have used traditional mail to communicate with their customers. The purpose of the direct mail pieces was to give customers promotional information, offers and incentives that would encourage them to purchase particular products. Direct marketers soon realized that email could be used to supplant or enhance traditional methods. Email can be used to effectively interact with customers and for a variety of purposes other than purchase incentives.

    Permission-based Email can be a Highly Strategic Tool for Online Business. Permission-based, or 'opt-in,' email is a highly reliable, cost-effective and timely way for businesses to create a personal, two-way dialogue with their customers. The complexity and functionality of commercial email is changing dramatically. For example, email can be used for a variety of highly strategic functions such as marketing, customer service and transaction confirmations. Email functions can also be quickly customized or adapted to allow businesses to target and shape their communications to meet the rapidly changing needs of their customers. As businesses and consumers grow more comfortable with conducting commerce over the Internet, email volume associated with business communication and e-commerce is expected to grow even more quickly. As the cost benefits and flexibility of email are more widely recognized, MessageMedia expects businesses to more rapidly embrace email as a strategic tool for building customer relationships and responding to large volumes of inbound email communications.

    Changing Business Environment and Need to Foster Customer Relationships. The dramatic growth of the Internet and the proliferation of email in the last five years have changed the way businesses and customers interact. Prior to the advent of email, businesses relied primarily on in-person interaction and physical proximity to the customer as well as techniques such as direct mail and telemarketing to foster customer relationships. Such methods, however, vary in their degree of effectiveness and are often characterized by high costs and slow response times.

    Email marketing is effective, fast and inexpensive. Response rates of 15% or more are common and marketers receive immediate feedback from customers. Email marketing costs may be 90% less than traditional direct marketing costs. Moreover, many companies use email as a strategic tool to drive Web site traffic, facilitate transactions and test new offers.

    As a result, businesses are increasingly in need of strategic applications that enable them to expand their customer base, foster customer loyalty and provide personalized, one-to-one communication. According to a Yankee Group research report (Internet Market Strategies, December 2000), 'The forecast for related email marketing services will grow from approximately $100 million by the end of 2000 to almost $3 billion by the end of 2004. This is a compound growth rate of 140%.'

    Complexity of E-messaging Supports Comprehensive Outsourced Services. To create strong and effective e-messaging programs, businesses will need a broad range of technology and strategic expertise to adapt and implement effective solutions in today's rapidly changing business and regulatory environment. MessageMedia believes this will lead to an increase in the outsourcing of e-messaging applications. In order to effectively leverage e-messaging as a key competitive tool, businesses not only must be able to gather information about customer preferences and needs, but employ systems that are robust enough to seamlessly and quickly respond to such data.

    The implementation of effective e-messaging systems requires substantial hardware, software and technical and administrative resources. As email grows in volume and sophistication, the resources and expertise required to cost-effectively implement, enhance and scale e-messaging applications increases exponentially. Given the complexities of these strategic and technical problems and the need to deploy a solution quickly and cost-effectively, businesses increasingly are looking to outsource their e-messaging services to 'one-stop' outsourced providers. In general, as the level of complexity increases, outsourcing becomes a more attractive option.

MESSAGEMEDIA'S KEY CAPABILITIES

    MessageMedia currently offers the following:

     Account Management and Customer Services -- Through MessageMedia's professional staff of account management and customer service representatives, MessageMedia delivers e-messaging services specifically tailored to each customer's business objectives. Each customer is assigned an account management team comprised of an account director and one or more customer services representatives, who act as the customer's primary point of contact for all relationship and campaign management issues. They work with the customer to develop an e-messaging calendar, create a specification of campaign needs, develop the necessary web interfaces, customize the customer database through which MessageMedia maintains, imports and manipulates data, implement project plans and manage pre-production and production testing, campaign roll-out and post-mailing analysis. Additionally, MessageMedia's customer services professionals have extensive experience in the development and delivery of effective customer communications programs.

     Outbound Messaging -- MessageMedia manages all logistics of e-messaging delivery, from time-scheduled outbound message distribution to highly interactive and event-driven communications, such as confirming an Internet consumer purchase. E-messages with personalized content can be precisely targeted to segments of MessageMedia's customers' emailing list. MessageMedia's technology determines which format the email reader uses in order to maximize the visual impact of the sender's message. MessageMedia provides reliable, large-scale delivery of messages, personalized and customized to each of its customer's customers in an e-messaging campaign, as well as sophisticated error-handling and 'bounce' processing to ensure a clean and current customer emailing list. MessageMedia's outbound messaging capabilities include the ability to include rich media (audio and video) in the email messages being sent by customers.

     Inbound Messaging -- MessageMedia manages all logistics of response processing from customers of its customers, including response validation, response tracking, performance of customer defined actions and automated database updates. MessageMedia's response-handling capabilities enable its customers to engage in interactive, two-way marketing campaigns, entirely using email. The ability to process and respond to customers' inquiries improves the quality of the customer relationship by ensuring MessageMedia's customer's ability to hear, acknowledge and respond to such requests in a personalized manner.

     e-Survey -- MessageMedia provides its customers with a wide array of email based survey services. These services range from the development of the permission profiling questions that may be asked in the permission center to periodic and on-going transaction surveys to measure customer satisfaction to surveys directed at a specific target audience, question or problem.

     MessageMedia employs quantitative methods professionals with extensive experience in the design, development and deployment of surveys in both the conventional and e-survey delivery modes. These professionals also have extensive data analysis and data modeling experience that is used by customers in the targeting and database segmentation aspects of their outbound e-messaging campaigns.

     Database Services -- MessageMedia tracks and reviews the success of current and past e-messaging campaigns and can deliver multiple offers to separately defined customer groups. This allows MessageMedia's customer to identify what worked and what did not and adaptively update and manage their campaigns in a proactive manner. All messaging activity is automatically tracked and logged into MessageMedia's database, creating a clear history of all customer actions to aid in resolution of individual requests as well as total campaign analysis. This detailed customer record provides a wealth of information and enables customers to fine-tune their direct marketing efforts and increase the return on investment in the next campaign. Additionally, customers often bring other data from their legacy systems to their e-messaging database maintained by MessageMedia so that this additional data may be used to more effectively segment and target their customer communications.

MESSAGEMEDIA'S SERVICES AND SOFTWARE OFFERINGS

    MessageMedia offers a broad range of solution sets including complete outsourced services, hosted software and services and licensed software, all powered by MessageMedia's next-generation M(3) Platform. The M(3) Platform features the industry's most robust systems architecture, which can support email campaigns of various sizes. The next generation platform is readily customized to store a diverse range of customer and campaign data. It optimizes any email format, including HTML, text, AOL and streaming audio or video and includes support for international and double-byte character sets without requiring specialized software. Campaigns may be targeted to customer segments depending on user preferences, behavior or demographic information. A customized web-based interface allows customers to deliver content, setup campaigns, review reports, test messages, optimize content and schedule mail events. This platform makes it easy for customers to migrate between MessageMedia's three solution sets and allows them to choose the level of self-service that meets their specific needs.

    Outsourced Services. MessageMedia's outsourced services are offered in a full or partial service bureau model depending on MessageMedia's customer's need for self-service. The full service model M(3) Connect includes dedicated account management and customized services. Professional account managers share their breadth of email marketing expertise in developing customer acquisition, retention and growth strategies. Customers also have the option of choosing additional services from a continuum of value-added offerings.

    M(3) Connect is a full-service outsourced solution to create and deliver permission-based, targeted, email campaigns including account management and production support. A dedicated account manager helps customers execute every phase of an email campaign from planning and setup, through testing, integration, customization, delivery and reporting. In addition, a dedicated account director provides best practices consulting on permission-based marketing, customer acquisition and retention, campaign management and customer contact strategy.

    Also included in M(3) Connect are inbound email response management tools, such as automated and agent-managed response handling of bounces, unsubscribes and customer preferences, data services tools such as customer data loading, transformation and synchronization, data cleansing and list brokerage services and creative services tools such as graphic and content design for rich media, text, AOL or HTML.

    M(3) Connect includes TargetDB, a robust database offering, which allows marketers to develop highly targeted campaigns based on a wide variety of customer data. This service has a full range of features including query and select functionality, data visualization and campaign management tools and comprehensive, customized reporting options. It is able to capture rich marketing information including promotional history, click-through rates and demographic and customer preference information.

    Survey is MessageMedia's premier online survey solution that allows companies to stay in touch with customers through cost-effective and flexible email based surveys. Marketers may use this service for customer loyalty and employee satisfaction studies, product or service evaluations, Web site assessments, customer segmentation and profiling and content analysis. MessageMedia helps customers develop effective survey methodologies, questionnaire content and sampling, analysis and reporting plans.

    MessageMedia's outsourced services are targeted towards six major industry groups: Internet service providers and portals, publishing, retail/e-tail, technology, financial services and the travel and entertainment industry. In each of these industry groups, MessageMedia has developed an understanding of the unique marketing requirements and can customize e-marketing and communications programs that meet the challenges unique to each specific industry.

    Hosted Software and Services. MessageMedia's hosted software solution, UnityMail Express, provides customers complete end-user control without the installation, set-up and maintenance associated with implementing software in-house. This solution has defined functionality and a finite set of services. UnityMail Express allows customers to take advantage of advanced email marketing technology without buying software or maintaining email list servers. Customers pay monthly recurring charges based on messaging volume.

    MessageMedia's hosted services offering is a partial service bureau model called M(3) Professional, which includes program design and management services from MessageMedia's world-class account management team, while allowing customers to control the execution of campaigns by using a web-based interface. This service gives marketers access to the full set of M(3) Professional features, while providing a greater degree of control in content design and campaign scheduling. This offering gives marketers the tools needed to create and deliver permission-based, targeted email campaigns at a lower price than M(3) Connect.

    Licensed Software. MessageMedia's licensed software solution is called UnityMail. UnityMail integrates relational databases into advanced email list servers, allowing the development of one-to-one relationships with customers. UnityMail performs standard email delivery, bounce management, discussion lists, announcement lists and easy unsubscribes. Feature sets include dynamic content management, trackable URLs, targeted email marketing, sampling and testing email lists, personalized email, auto-sensing HTML or text, load-balancing which controls message frequency and subscriber deliveries, campaign management for sequencing messages and comprehensive statistical reporting to help measure program effectiveness. UnityMail is database-enabled and is easily installed on customer servers.

    UnityMail 4.0 is offered as a single server license, or as UnityMail Enterprise for distributed or multi-server environments. UnityMail ASP is licensed to resellers that wish to rent UnityMail software to their domestic or international end-user customers. Today, over 10 advertising agencies and 12 application service providers use UnityMail as their email platform. For MessageMedia's software products, MessageMedia provides help desk support 24 hours a day, seven days a week. Additionally, MessageMedia provides installation, training and integration services on a billable hours basis.

    Additionally, for customers with small databases and the need for limited email marketing functionality, MessageMedia offers MailKing, an entry-level PC-based email distribution software package. MailKing is priced at $199.95 for single copy purchases.

COMPETITION

    MessageMedia's principal competitors are in the e-messaging services arena, and MessageMedia may experience additional competition from Internet service providers and other large established businesses that may enter the market for e-messaging services. MessageMedia competes for customers based on service levels, product offerings and price.

    Internet marketing companies, in general, and MessageMedia's e-messaging solutions, in particular, also must compete for a share of advertisers' total advertising budgets with traditional advertising media such as television, radio, cable and print. Consequently, MessageMedia competes with advertising and direct marketing agencies. To the extent that e-messaging is perceived to be a limited or ineffective advertising medium, companies may be reluctant to devote a significant portion of their advertising budget to MessageMedia's e-messaging solutions, which could limit the growth of e-messaging and negatively affect MessageMedia's business.

    MessageMedia also expects that competition may increase as a result of industry consolidation. Potential competitors may choose to enter the market for e-messaging solutions by acquiring one or more of MessageMedia's existing competitors or by forming strategic alliances with such competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of MessageMedia's potential customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would harm MessageMedia's business, results of operations and financial condition.

SALES

    MessageMedia's sales efforts are currently conducted through a regionally based, direct sales force. MessageMedia's sales force typically markets its solutions to the senior level marketing personnel and senior corporate management within potential customer organizations. MessageMedia has worked with a number of 'blue chip' customers who have agreed to help facilitate MessageMedia's sales efforts by acting as customer references.

    MessageMedia maintains a separate group of regionally based sales professionals that are responsible for selling its packaged software applications, principally UnityMail.

    MessageMedia's regionally based, direct sales force is focused on attracting new customers. MessageMedia's existing customers are supported by the account management and customer services organization. This group is responsible for working with current customers on their communications and dialog programs, for retaining these customers and for increasing the usage of MessageMedia's services by these customers. MessageMedia's account management and customer services professionals are highly effective at managing relationships and selling additional services to existing customers when the need arises.

RESEARCH, DEVELOPMENT AND ENGINEERING

    MessageMedia's research, development and engineering activities are focused primarily on the design, development and enhancement of e-messaging services, as well as on increasing the capacity and reliability of existing products and services. MessageMedia has devoted a significant portion of its resources to research, development and engineering programs. MessageMedia's research, development and engineering expenses were $1.4 million for the three month period ended March 31, 2001, and $6.2 million, $4.9 million and $4.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. MessageMedia believes that significant research, development and engineering expenditures will be required in order for it to remain competitive. Accordingly, MessageMedia expects that research, development and engineering expenses will continue to constitute a significant portion of its overall expenses in the future.

    MessageMedia's ability to design, develop, test and support new software products and enhancements on a timely basis is critical to MessageMedia's future success. There can be no assurance that MessageMedia will be successful in developing and marketing new software products and enhancements that meet changing customer needs and respond to such technological changes or evolving industry standards. MessageMedia's current services are designed around certain widely used and accepted standards, including the MIME and SMTP email standards, and integrate process-based security using email confirmation. Current and future use of MessageMedia's services will depend, in part, on industry acceptance of such standards and practices as they apply to the Internet and Internet commerce.

INTERNATIONAL OPERATIONS

    On March 13, 2000, MessageMedia entered into a definitive agreement with @viso Limited, a strategic partnership between Vivendi and SOFTBANK Corp., to create MessageMedia Europe, B.V., a joint venture between MessageMedia and @viso. MessageMedia owns 51% and @viso owns 49% of the joint venture. The initial capitalization of the joint venture was funded with $14.8 million during the second quarter of 2000. MessageMedia Europe B.V. is consolidated into MessageMedia's financial statements. On May 9, 2001, MessageMedia and @viso agreed to effect an orderly liquidation of the joint venture. Pursuant to that agreement, the parties released each other from all claims, liabilities and demands relating to, among other things, the formation and operation of the joint venture. The initial capital to effect the liquidation of the joint venture was provided by @viso, and MessageMedia issued two promissory notes to @viso in the aggregate principal amount of $4.5 million. Upon the closing of the merger, the notes will be immediately due and payable to @viso. Furthermore, upon the closing of the merger, a payment of up to $562,500 must be made to @viso as a change of control premium. Upon the closing of the merger, satisfaction of the two promissory notes and payment of the change of control premium will become obligations of DoubleClick. SOFTBANK Corp. indirectly owns 50% of the interest in @viso and approximately 17% of the outstanding common stock of MessageMedia. SOFTBANK Corp. is not represented on the MessageMedia board of directors.

GOVERNMENT REGULATION

    A number of states have adopted laws restricting the distribution of unsolicited commercial emails, or Spam. MessageMedia actively monitors such legislation and regulatory development to minimize the risk of its participation in activities that violate anti-Spam legislation. Additionally, a number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet. Some of the issues that such laws or regulations may cover include user privacy, obscenity, fraud, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the projected demand for MessageMedia's products and services or increase its cost of doing business. Moreover, the applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on MessageMedia's business, results of operations, financial condition and prospects.

EMPLOYEES

    As of May 31, 2001, MessageMedia employed 205 employees, all of whom were employed on a full time basis. Of these 205 employees, 34 were in research, development and engineering, 92 were in operations, 51 were in marketing and sales and 28 were in administration.

PROPERTIES

    MessageMedia's corporate facilities consist of approximately 73,485 square feet of leased space in Louisville, Colorado and 33,805 square feet in Superior, Colorado. The Louisville facility lease expires on October 14, 2010 and the Superior facility lease expires on April 30, 2005. MessageMedia leases space in Denver, Colorado for its computer processing center. In connection with the December 1998 acquisition of EPub, MessageMedia acquired a facility lease consisting of approximately 6,500 square feet of leased space in Boulder, Colorado. This facility lease expires on June 30, 2002. Additionally, MessageMedia leases facilities in Huntsville, Alabama, New York, New York, Chicago, Illinois and San Francisco, California.

LEGAL PROCEEDINGS

    MessageMedia is not subject to any material legal proceedings.

                 SECURITY OWNERSHIP OF MESSAGEMEDIA MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

    As of [        ], 2001, there were [68,632,410] shares of MessageMedia
common stock outstanding. The following table sets forth certain information
regarding the ownership of MessageMedia's common stock as of [        ], 2001,
by: (i) each director, (ii) each of MessageMedia's current executive officers and two individuals who served as executive officers during 2000,
(iii) all current executive officers and directors of MessageMedia as a group and (iv) all those known by MessageMedia to be beneficial owners of more than 5% of its common stock. In addition, as a result of entering into the stockholder agreements and stockholder letters with MessageMedia stockholders, forms of which are attached as Appendix B and Appendix B-1, respectively, to this proxy statement/prospectus, DoubleClick may be deemed to be the beneficial owner of 25,661,381 shares of MessageMedia common stock. DoubleClick disclaims beneficial ownership of such shares. Unless otherwise indicated, MessageMedia believes that each beneficial owner set forth in the table has sole voting and investment power with respect to the number of shares set forth opposite such MessageMedia stockholder's name.

                                                                      BENEFICAL OWNERSHIP(1)
                                                               -----------------------------------
                                                                NUMBER OF             PERCENT OF
                     BENEFICAL OWNER                              SHARES                 TOTAL
                     ---------------                              ------                 -----
Bradley A. Feld.............................................      [19,102,877](2)       [27.8]
  Co-Chairman of the Board of Directors
  P.O. Box E
  Eldorado Springs, CO 80025
Gary Rieschel ..............................................      [18,584,490](3)       [27.1]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
SOFTBANK Corp. .............................................      [11,457,201](4)       [16.7]
  10 Langley Road, #403
  Newton Center, MA 02159
STV IV LLC .................................................      [10,838,011](5)       [15.8]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
SOFTBANK Technology Ventures IV L.P. .......................      [10,616,268]          [15.5]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
SOFTBANK America Inc. ......................................      [10,323,677]          [15.0]
  10 Langley Road, #403
  Newton Center, MA 02159
SBTV VI LLC ................................................       [7,746,479](6)       [11.3]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
SOFTBANK U.S. Ventures VI, L.P. ............................       [3,860,070]           [5.6]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
SOFTBANK Technology Ventures VI, L.P. ......................       [3,599,015]           [5.2]
  200 W. Evelyn Ave., Suite 200
  Mountain View, CA 94041
Gerald A. Poch .............................................       [3,594,972](7)        [5.2]
  Co-Chairman of the Board of Directors
  Pequot Capital Management, Inc.
  500 Nyala Farm Road
  Westport, CT 06880
Pequot Capital Management, Inc. ............................       [3,544,972](8)        [5.2]
  500 Nyala Farm Road
  Westport, CT 06880
Howard S. Diamond ..........................................       [2,816,902](9)        [4.1]
  Director
  100 Superior Plaza Way
  Suite 200
  Superior, CO 80027
A. Laurence Jones ..........................................         [993,654](10)       [1.4]
  President and Chief Executive Officer and Director

                                                                   BENEFICIAL OWNERSHIP(1)
                                                              ---------------------------------
                                                                 NUMBER OF           PERCENT OF
                      BENEFICIAL OWNER                            SHARES               TOTAL
                      ----------------                            ------               -----
Mary Beth Loesch ...........................................         [182,250](11)      *
  Senior Vice President, Corporate Development
Dennis J. Cagan ............................................         [166,600](12)      *
  Director
  4444 Via Alegre
  Santa Barbara, CA 93110
R. Terry Duryea ............................................          [31,250](13)      *
  Director
  115 Longmeadow Drive
  Los Gatos, CA 95032
Elizabeth Wallace ..........................................             [100]          *
  Former Senior Vice President, Sales and Service
  1611 Niagra St.
  Denver, CO 80220
Prabhuling Patel ...........................................               [0]             0
  Senior Vice President, Online Marketing and Communication
William E. Buchholz.........................................               [0]            [0]
  Senior Vice President, Finance and
  Administration, Chief Financial Officer and Secretary
Martin T. Johnson ..........................................                0              0
  Former Senior Vice President, Chief Financial Officer and
  Secretary
  1015 North Howe St.
  Chicago, IL 60614
All current executive officers and .........................      [26,906,838](14)     [39.2]
  directors as a group, 9 persons

---------

   * Represents beneficial ownership of less than 1%.

 (1) The share ownership information contained in this table is based upon information supplied by directors and executive officers and, with respect to MessageMedia's non-affiliated stockholders, upon public filings with the Securities and Exchange Commission and information provided by The Nasdaq National Market. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of MessageMedia common stock subject to warrants or options currently
     exercisable or exercisable within 60 days of [        ], 2001 are deemed
     outstanding for computing the percentage of the person or entity holding such securities, but are not deemed outstanding for computing the percentage of any other person or entity. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of MessageMedia common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on [68,632,410] shares of
     MessageMedia common stock outstanding as of [        ], 2001. Except as
     otherwise noted, the mailing address for each named individual is that of MessageMedia, 371 Centennial Parkway, Louisville, Colorado 80027.

 (2) Mr. Feld is a Principal Member of STV IV LLC, the general partner of SOFTBANK Technology Advisors Fund L.P. and SOFTBANK Technology Ventures IV, L.P., and as such may be deemed to share voting power with respect to the [18,333] shares subject to an option exercisable within 60 days of
     [        ], 2001 held by STV IV LLC, 203,410 shares held of record by
     SOFTBANK Technology Advisors Fund L.P., and 10,616,268 shares held of record by SOFTBANK Technology Ventures IV L.P. Mr. Feld is a Managing Member of SBTV VI LLC, the general partner of SOFTBANK Technology Ventures VI, L.P., SOFTBANK U.S. Ventures VI, L.P., SOFTBANK Technology Ventures Advisors Fund VI, L.P. and SOFTBANK Technology Ventures Side Fund VI, L.P., and as such may be deemed to share voting power with respect to the 3,599,015 shares held of record by SOFTBANK Technology Ventures VI, L.P., 3,860,070 shares held of record by SOFTBANK U.S. Ventures VI, L.P., 140,211 shares held of record by SOFTBANK Technology Ventures Advisors Fund VI, L.P., and 147,183 shares held of record by SOFTBANK Technology Ventures Side Fund VI, L.P. Mr. Feld is the record owner of 496,304 shares and of [22,083] shares subject to options exercisable within 60 days of
     [        ], 2001. Mr. Feld disclaims beneficial ownership of the shares held of record by all entities referred to in this footnote except to the extent of his pecuniary interest therein. Does not include shares over which SOFTBANK
                                              (footnotes continued on next page)

(footnotes continued from previous page)
     Technology Ventures IV L.P. shares voting power with Mr. Lee H. Stein, Mrs. June Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc. pursuant to a Voting Agreement dated as of June 2, 1998. See Statement on Schedule 13D filed on September 1, 1999 by SOFTBANK Corp. and its affiliates.

 (3) Mr. Rieschel is a Principal Member and Managing Member of STV IV LLC, the general partner of SOFTBANK Technology Advisors Fund L.P. and SOFTBANK Technology Ventures IV L.P., and as such may be deemed to share voting power with respect to the [18,333] shares subject to an option exercisable
     within 60 days of [        ], 2001 held by STV IV LLC, 203,410 shares held
     of record by SOFTBANK Technology Advisors Fund L.P. and 10,616,268 shares held of record by SOFTBANK Technology Ventures IV L.P. Mr. Rieschel is a Managing Member and Executive Managing Director of SBTV VI LLC, the general partner of SOFTBANK Technology Ventures VI, L.P., SOFTBANK U.S. Ventures VI, L.P., SOFTBANK Technology Ventures Advisors Fund VI, L.P., and SOFTBANK Technology Ventures Side Fund VI, L.P., and as such may be deemed to share voting power with respect to the 3,599,015 shares held of record by SOFTBANK Technology Ventures VI, L.P., 3,860,070 shares held of record by SOFTBANK U.S. Ventures VI, L.P., 140,211 shares held of record by SOFTBANK Technology Ventures Advisors Fund VI, L.P., and 147,183 shares held of record by SOFTBANK Technology Ventures Side Fund VI, L.P. Mr. Rieschel disclaims beneficial ownership of the shares held of record by all entities referred to in this footnote except to the extent of his pecuniary interest therein. Does not include shares over which SOFTBANK Technology Ventures IV L.P. shares voting power with Mr. Lee H. Stein, Mrs. June Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc. pursuant to a Voting Agreement dated as of June 2, 1998. See Statement on Schedule 13D filed on September 1, 1999 by SOFTBANK Corp. and its affiliates.

 (4) Includes 10,323,677 shares held of record by SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings, Inc., which in turn is a wholly owned subsidiary of SOFTBANK Corp., 879,488 shares held of record by Softven No. 2 Investment Enterprise Partnership, an affiliate of SOFTBANK Corp., and 254,036 shares held of record by SOFTBANK Ventures, Inc., which is wholly owned by SOFTBANK Corp. Does not include shares over which SOFTBANK Corp. shares voting power with Mr. Lee H. Stein, Mrs. June Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc. pursuant to a Voting Agreement dated as of June 2, 1998. See Statement on Schedule 13D filed on September 1, 1999 by SOFTBANK Corp. and its affiliates.

 (5) Includes 203,410 shares held of record by SOFTBANK Technology Advisors Fund L.P., 10,616,268 shares held of record by SOFTBANK Technology Ventures IV L.P., and [18,333] shares subject to an option exercisable within 60 days
     of [        ], 2001 held by STV IV LLC. Does not include shares over which
     SOFTBANK Technology Ventures IV L.P. shares voting power with Mr. Lee H. Stein, Mrs. June Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc. pursuant to a Voting Agreement dated as of June 2, 1998. See Statement on Schedule 13D filed on September 1, 1999 by SOFTBANK Corp. and its affiliates.

 (6) Includes 3,599,015 shares held of record by SOFTBANK Technology Ventures VI, L.P., 3,860,070 shares held of record by SOFTBANK U.S. Ventures VI, L.P., 140,211 shares held of record by SOFTBANK Technology Ventures Advisors Fund VI, L.P. and 147,183 shares held of record by SOFTBANK Technology Ventures Side Fund VI, L.P.

 (7) Mr. Poch is a Principal of Pequot Capital Management, Inc., the Investment Manager and Advisor for Pequot Private Equity Fund, L.P. and Pequot Offshore Private Equity Find, Inc., and as such may be deemed to beneficially own the 3,146,580 shares held of record by Pequot Private Equity Fund, L.P. and 398,392 shares held of record by Pequot Offshore Private Equity Fund, Inc. Mr. Poch disclaims beneficial ownership of the shares held of record by all entities referred to in this footnote except to the extent of his pecuniary interest therein. Includes [50,000] shares
     subject to options exercisable within 60 days of [        ], 2001 held by
     Mr. Poch.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (8) Includes 3,146,580 shares held of record by Pequot Private Equity Fund, L.P. and 398,392 shares held of record by Pequot Offshore Private Equity Fund, Inc. to which Pequot Capital Management, Inc. serves as the Investment Manager and Advisor.

 (9) Mr. Diamond is the Chairman of the Board and the Chief Executive Officer of Rebar LLC, and as such, may be deemed to beneficially own the 2,816,902 shares held of record by Rebar LLC. Mr. Diamond disclaims beneficial ownership of the shares held of record by Rebar LLC except to the extent of his pecuniary interest therein. Includes [ ] shares subject to options
     exercisable within 60 days of [        ], 2001, held by Mr. Diamond.

(10) Includes [793,208] shares subject to options exercisable within 60 days of
     [        ], 2001 and 200,446 shares owned.

(11) Includes [181,250] shares subject to options exercisable within 60 days of
     [        ], 2001 and 1,000 shares owned.

(12) Includes [150,000] shares subject to options exercisable within 60 days of
     [        ], 2001 and 16,600 shares owned.

(13) Includes [11,250] shares subject to options exercisable within 60 days of
     [        ], 2001 and 20,000 shares owned.

(14) Includes [1,226,124] shares subject to options exercisable within 60 days
     of [        ], 2001, [734,350] shares owned and 24,946,364 shares held by entities affiliated with MessageMedia's current executive officers and directors. See Notes 2, 7, 9, 10, 11, 12 and 13 above. Shares beneficially owned by Messrs. Buchholz and Patel are included in this number.

                    SELECTED FINANCIAL DATA OF MESSAGEMEDIA

    The following selected historical consolidated financial information should be read in conjunction with MessageMedia's consolidated financial statements and related notes and MessageMedia's 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' appearing elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for each of the three years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from the consolidated financial statements of MessageMedia which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from consolidated financial statements of MessageMedia which have been audited by Ernst & Young LLP and are not included or incorporated by reference in this proxy statement/prospectus. The selected financial data for the three-month periods ended March 31, 2000 and 2001 and as of March 31, 2001 have been derived from MessageMedia's unaudited financial statements, appearing elsewhere in this proxy statement/prospectus and in the opinion of MessageMedia's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of MessageMedia for those periods in accordance with accounting principles generally accepted in the United States. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                            THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                   ----------------------------------------------------   ----------------------
                                                     1996       1997       1998       1999       2000       2000        2001
                                                     ----       ----       ----       ----       ----       ----        ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)              (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Revenues........................................  $    696   $  1,451   $  1,288   $ 10,021   $ 33,648   $  6,953    $  8,674
 Cost of revenues................................       266        271         98      4,589     17,325      2,931       3,829
                                                   --------   --------   --------   --------   --------   --------    --------
 Gross profit....................................       430      1,180      1,190      5,432     16,323      4,022       4,845
 Operating expenses:
   Marketing and sales...........................     1,836      5,424      1,935      9,704     21,526      5,499       2,962
   Research, development and engineering.........     4,653      6,687      4,828      4,936      6,234      1,265       1,377
   General and administrative....................     4,238      4,378      4,095      7,678     20,083      3,493       3,806
   Restructuring expenses........................        --         --        812      1,025      7,009         --          --
   Write-off of in-process technology............        --         --      1,300         --         --         --          --
   Depreciation expense..........................       524      1,097      1,148      1,358      5,022        739       1,709
   Amortization expense..........................        --         --      1,038     27,565     50,497     12,971       9,770
                                                   --------   --------   --------   --------   --------   --------    --------
    Total operating expenses.....................    11,251     17,586     15,156     52,266    110,371     23,967      19,624
 Loss from operations............................   (10,821)   (16,406)   (13,966)   (46,834)   (94,048)   (19,945)    (14,779)
 Interest income (expense).......................       131        459        134        565        977        505        (121)
                                                   --------   --------   --------   --------   --------   --------    --------
 Net loss before minority interest and effect of
   accounting change.............................   (10,690)   (15,947)   (13,832)   (46,269)   (93,071)   (19,440)    (14,831)
 Minority interest...............................        --         --         --         --      5,109        705       1,325
                                                   --------   --------   --------   --------   --------   --------    --------
 Net loss before cumulative effect of change in
   accounting principle..........................   (10,690)   (15,947)   (13,832)   (46,269)   (87,962)   (18,735)    (13,506)
 Cumulative effect of change in accounting
   principle.....................................        --         --         --         --       (192)      (192)         --
 Net loss........................................   (10,690)   (15,947)   (13,832)   (46,269)   (88,154)   (18,927)    (13,506)
 Dividends imputed on preferred stock............        --     (1,250)      (153)        --         --         --          --
                                                   --------   --------   --------   --------   --------   --------    --------
 Net loss applicable to common shares............  $(10,690)  $(17,197)  $(13,985)  $(46,269)  $(88,154)  $(18,927)   $(13,506)
                                                   --------   --------   --------   --------   --------   --------    --------
                                                   --------   --------   --------   --------   --------   --------    --------
 Net loss per share, basic and diluted...........  $  (2.33)  $  (1.94)  $  (0.63)  $  (1.00)  $  (1.57)  $  (0.34)   $  (0.22)
                                                   --------   --------   --------   --------   --------   --------    --------
                                                   --------   --------   --------   --------   --------   --------    --------
 Shares used in per share computation, basic and
   diluted.......................................  4,588,262  8,842,367  22,304,902 46,367,195 56,080,224 55,323,714 61,443,928

                                                                       DECEMBER 31,
                                                   ----------------------------------------------------               MARCH 31,
                                                     1996       1997       1998       1999       2000                   2001
                                                     ----       ----       ----       ----       ----                   ----
                                                                      (IN THOUSANDS)                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
 Cash, cash equivalents and short term
   investments...................................  $ 17,128   $  6,331   $  4,659   $ 37,920   $ 11,273               $  9,461
 Restricted cash.................................        --         --         --         --      4,549                  4,549
 Furniture, equipment, software and information
   technology, net...............................     2,024      1,879      1,476      4,728     15,050                 13,888
 Intangibles.....................................        --         --     23,895     75,162     24,100                 14,333
 Total Assets....................................    19,693      9,048     31,221    123,191     66,255                 53,036
 Current Liabilities.............................     3,236      4,770      2,671      5,765     28,372                 21,828
 Notes and amounts payable non current...........     1,913        163         54         36      2,123                  1,849
 Stockholders' equity (net capital deficiency)...    14,944       (572)    28,484    117,390     33,614                 28,537

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MESSAGEMEDIA

OVERVIEW

    MessageMedia is a leader in permission-based, email marketing and messaging solutions. MessageMedia uses advanced technology, tools and applications to help its customers fully utilize the Internet to increase sales, improve customer communications and develop long-term customer loyalty and customer dialogue.

    MessageMedia's outsourced services provide customers with:

     a comprehensive set of e-messaging solutions for businesses that seek to increase sales, improve customer communications and develop long-term customer loyalty;

     permission-based e-messaging, which is a rapidly deployable, cost-effective outsourced solution to create an immediate two-way dialogue with customers;

     tools to track, review and refine e-messaging campaigns by leveraging MessageMedia's expertise and proprietary technology; and

     the ability to manage large volumes of simple or complex customer communications and easily integrate more advanced e-messaging and database applications.

    MessageMedia's software solutions provide customers with:

     a complete solution for email marketing and email communications that integrates with relational databases such as Oracle or SQL Server;

     functions such as targeted email (filtering and data segmentation), personalized email, dynamic content editing and trackable URLs and campaign sequencing; and

     typical email list server functions such as reliable high throughput email delivery, bounce management, discussion lists, announcement lists and easy unsubscribes.

    In December 1998, MessageMedia acquired Distributed Bits LLC, or DBits, and Email Publishing Inc., or Epub. DBits was a development stage company developing customer email management systems and solutions and Epub was a leading provider of outsourced email message delivery services. In August 1999, MessageMedia acquired Revnet Systems, Inc., or Revnet, and Decisive Technology Corporation, or Decisive. Revnet was a leading developer and supplier of software solutions providing businesses and organizations with 'in-house' email message delivery capability and outsourced email message delivery services. Decisive was a leading provider of online e-intelligence solutions such as surveys.

    On March 13, 2000, MessageMedia entered into a definitive agreement with @viso Limited, a strategic partnership between Vivendi and SOFTBANK Corp., to create MessageMedia Europe B.V., a joint venture between MessageMedia and @viso. MessageMedia owns 51% and @viso owns 49% of the joint venture. The initial capitalization of the joint venture was funded with $14.8 million during the second quarter of 2000. MessageMedia Europe B.V. is consolidated into MessageMedia's financial statements. On May 9, 2001, MessageMedia and @viso agreed to effect an orderly liquidation of the joint venture. Pursuant to that agreement, the parties released each other from all claims, liabilities and demands relating to, among other things, the formation and operation of the joint venture. The initial capital to effect the liquidation of the joint venture was provided by @viso, and MessageMedia issued two promissory notes to @viso in the aggregate principal amount of $4.5 million. Upon the closing of the merger, the notes will be immediately due and payable to @viso. Furthermore, upon the closing of the merger, a payment of up to $562,500 must be made to @viso as a change of control premium. Upon the closing of the merger, satisfaction of the two promissory notes and payment of the change of control premium will become obligations of DoubleClick. SOFTBANK Corp. indirectly owns 50% of the interest in @viso and approximately 17% of the outstanding common stock of MessageMedia. SOFTBANK Corp. is not represented on the MessageMedia board of directors.

    In the fourth quarter of 2000, MessageMedia recorded a charge of $7.0 million for restructuring. An assessment of the adequacy of this restructuring charge will be completed during the second quarter of 2001. Any adjustment to the reserve will be recorded in the second quarter of 2001.

    MessageMedia has incurred net operating losses in each quarter since inception. As of March 31, 2001, MessageMedia had an accumulated deficit of approximately $191.7 million. There can be no assurance that MessageMedia's future revenues will increase or not decrease. In addition, since MessageMedia expects to introduce new functionality of its services and explore opportunities to merge with or acquire complementary businesses and technologies, MessageMedia expects to continue to incur significant operating losses for the foreseeable future.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001

    Revenues. MessageMedia derives its revenues from outsourced services, software products and related support services. MessageMedia's outsourced services include information distribution, email marketing and messaging services. MessageMedia's software products provide e-messaging capabilities for customers desiring their own 'in-house' solution. For the three months ended March 31, 2001, revenues increased to approximately $8.7 million compared to approximately $7.0 million for the three months ended March 31, 2000. This increase is primarily attributable to an increase in the number of customers using MessageMedia's software products and services in the United States and an increase in messaging and software services generated by MessageMedia Europe, B.V.

    Cost of Revenues. The cost of revenues for the messaging and software service businesses consists of salaries, benefits, consulting fees and operational costs related to providing MessageMedia's services and software.

    For the three months ended March 31, 2001, the cost of revenues increased to approximately $3.8 million compared to approximately $2.9 million for the three months ended March 31, 2000. This increase is primarily attributable to increased headcount required to service MessageMedia's growing customer base, the related growth in the number of mailings and e-messaging volume and the incremental increase in cost of revenues as a result of the startup of MessageMedia Europe, B.V.

    Operating Expenses. MessageMedia's operating expenses consist of marketing and sales, research, development and engineering and general and administrative expenses. For the three months ended March 31, 2001, operating expenses decreased to $8.1 million, compared to approximately $10.3 million for the three months ended March 31, 2000. This decrease is primarily due to cost cutting measures, including a reduction in labor force of approximately 125 employees implemented in December 2000.

    Marketing and sales expenses. Marketing and sales expenses, which include salaries, wages, consulting fees, advertising, trade shows, travel and other marketing expenses, decreased to approximately $3.0 million for the three months ended March 31, 2001, compared to approximately $5.5 million for the three months ended March 31, 2000. This decrease is primarily due to a reassessment of marketing needs and a corresponding reduction in marketing activities for the fiscal year 2001.

    Research, development and engineering expenses. Research, development and engineering expenses, which include salaries, wages and consulting fees to support the development, enhancement and maintenance of MessageMedia's products and services, increased to approximately $1.4 million for the three months ended March 31, 2001, compared to approximately $1.3 million for the three months ended March 31, 2000. This increase is primarily due to expenses incurred in relation to the ongoing engineering efforts related to the development of a more robust messaging platform.

    General and administrative expenses. General and administrative expenses consist primarily of salaries, wages, professional and consulting fees, facility costs and other expenses associated with the general management and administration of MessageMedia. General and administrative expenses increased to approximately $3.8 million for the three months ended March 31, 2001, compared to $3.5 million for the three months ended March 31, 2000. This increase is primarily due to additional facility costs associated with the relocation of the corporate function and messaging business unit within Colorado.

    EBITDA. EBITDA is defined as loss from operations before depreciation and amortization. For the three months ended March 31, 2001, EBITDA loss decreased to approximately ($3.3) million from ($6.2) million for the three months ended March 31, 2000. This decrease is primarily due to the effect of cost cutting measures, including a reduction in labor force of approximately 125 employees, implemented in December 2000.

YEARS ENDED DECEMBER 31, 2000, DECEMBER 31, 1999 AND DECEMBER 31, 1998

    Revenues. Prior to July 1998, MessageMedia derived its revenue from its First Virtual Internet Payment System ('FVIPS') and related services. In
August 1998, MessageMedia phased out the operations of the FVIPS and launched its e-messaging services. In December 1998, MessageMedia acquired DBits and EPub, and in August 1999, MessageMedia acquired Revnet and Decisive. Revenue for the periods presented was earned as detailed in the table below (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     2000      1999      1998
                                                     ----      ----      ----
Messaging and related services....................  $23,897   $ 8,214   $  425
Software licenses and services....................    9,751     1,807       --
First Virtual Internet Payment System.............       --        --      863
                                                    -------   -------   ------
    Total revenues................................  $33,648   $10,021   $1,288
                                                    -------   -------   ------
                                                    -------   -------   ------

    For the year ended December 31, 2000, revenues increased to approximately $33.6 million compared to approximately $10.0 million for the year ended December 31, 1999. This increase is primarily attributable to an increase in the number of customers using MessageMedia's products and services, increased e-messaging volume, an incremental increase in revenue as a result of the Decisive and Revnet acquisitions and the startup of MessageMedia Europe, B.V.

    For the year ended December 31, 1999, revenues increased to approximately $10.0 million compared to approximately $1.3 million for the year ended December 31, 1998. This increase is primarily due to the change in MessageMedia's business strategy from an internet payment system product to e-messaging and software products. In August 1998, MessageMedia began its e-messaging services, which is now its primary business, and phased out its FVIPS operations. The increase in revenue was also due to increases in the number of customers using MessageMedia's services, increased e-messaging volume and an incremental increase in revenue as a result of the EPub, Revnet and Decisive acquisitions.

    Cost of Revenues. The cost of revenues for e-messaging solutions consists of salaries, benefits, consulting fees and operational costs related to providing MessageMedia's outsourced services. Cost of revenues for software licenses consists of software packaging and distribution costs. The cost of revenues from FVIPS consisted of fees paid to third parties for processing transactions, costs of setting up new accounts and communication expenses related to providing services from the FVIPS. MessageMedia incurred cost of revenues from messaging services, software products and FVIPS, as detailed in the table below:

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                        2000      1999    1998
                                                        ----      ----    ----
Messaging and related services.......................  $15,375   $4,353   $30
Software licenses and services.......................    1,950      236    --
First Virtual Internet Payment System................       --       --    68
                                                       -------   ------   ---
Total cost of revenues...............................  $17,325   $4,589   $98
                                                       -------   ------   ---
                                                       -------   ------   ---

    For the year ended December 31, 2000, the cost of revenues increased to approximately $17.3 million compared to approximately $4.6 million for the year ended December 31, 1999. This increase is primarily attributable to increased headcount required to service MessageMedia's growing customer base, the related growth in the number of mailings and e-messaging volume and the incremental increase in cost of revenues as a result of the startup of MessageMedia Europe, B.V. and the acquisitions of Decisive and Revnet.

    For the year ended December 31, 1999, the cost of revenues increased to approximately $4.6 million compared to approximately $98,000 for the year ended December 31, 1998. This increase is primarily attributable to increased headcount required to service MessageMedia's growing customer base, the related growth in the number of mailings and e-messaging volumes and the Decisive and Revnet acquisitions.

    Operating Expenses. MessageMedia's operating expenses consists of marketing and sales, research, development and engineering and general and administrative expenses. Overall operating expenses increased for the year ended December 31, 2000 compared to the year ended December 31, 1999 due to increased headcount and related expenses and MessageMedia's startup of MessageMedia Europe, B.V., which began operations in March 2000. Operating expenses increased for the year ended December 31, 1999 compared to the year ended December 31, 1998 also due to increased headcount and related expenses. Additionally, MessageMedia's acquisitions of EPub and DBits were completed in December 1998 and MessageMedia's acquisitions of Revnet and Decisive were completed in August of 1999, therefore their operating results were not included in the comparable period in 1998.

    If the merger is not consummated, MessageMedia expects operating expenses to continue to be substantial as development and enhancement of technological capabilities associated with its e-messaging solutions and software services continue, as it explores opportunities to merge with or acquire complementary businesses or technologies and as it adds employees to service its growing customer base.

    Marketing and sales expenses. Marketing and sales expenses, which include salaries, wages, consulting fees, advertising, trade shows, travel and other marketing expenses, increased to approximately $21.5 million for the year ended December 31, 2000, compared to approximately $9.7 million for the year ended December 31, 1999. This increase is primarily due to growth in headcount in sales, customer services and marketing staff as a result of increased sales efforts related to MessageMedia's new e-messaging and e-intelligence solutions and an incremental increase in headcount from the Decisive and Revnet acquisitions and the startup of MessageMedia Europe, B.V. Additionally, advertising and promotional spending increased as a result of promoting MessageMedia's new services and products in both the United States and Europe.

    For the year ended December 31, 1999, marketing and sales expenses increased to approximately $9.7 million compared to approximately $1.9 million for the year ended December 31, 1998. This increase is primarily due to growth in domestic sales, customer services and marketing headcount, and increased advertising and promotional spending. Marketing and sales expense for the year ended December 31, 1999 includes a one-time charge of approximately $855,000 in compensation expense from acceleration of stock options. This compensation expense relates to an employment agreement with a former officer, which included an option vesting acceleration clause that was triggered upon MessageMedia obtaining certain sales contracts and/or certain sales levels.

    Research, development and engineering expenses. Research, development and engineering expenses, which include salaries, wages and consulting fees to support the development, enhancement and maintenance of MessageMedia's products and services, increased to approximately $6.2 million for the year ended December 31, 2000, compared to approximately $4.9 million for the year ended December 31, 1999. This increase is due to growth in headcount and related compensation expense associated with MessageMedia's ongoing research, development and engineering efforts.

    For the year ended December 31, 1999, research, development and engineering expenses increased to approximately $4.9 million, compared to approximately $4.8 million for the year ended December 31, 1998. This increase is due to growth in headcount and related compensation expense.

    General and administrative expenses. General and administrative expenses consist primarily of salaries, wages, professional and consulting fees and other expenses associated with the general management and administration of MessageMedia. General and administrative expenses increased to approximately $20.1 million for the year ended December 31, 2000 compared to $7.7 million for the year ended December 31, 1999. This increase is primarily due to increases in MessageMedia's administrative staff and related compensation expense as a result of MessageMedia's growth. Additionally, there was an incremental increase in headcount and related expenses due to MessageMedia's acquisitions of Revnet and Decisive and the startup of MessageMedia Europe, B.V.

    General and administrative expenses increased to approximately $7.7 million for the year ended December 31, 1999 compared to $4.1 million for the year ended December 31, 1998. This increase is primarily due to growth in headcount and related compensation expense and general and administrative expenses associated with the Revnet and Decisive acquisitions.

    Restructuring charges. In the fourth quarter of 2000, MessageMedia recorded a charge of $7.0 million as a result of its decision to eliminate its e-services line of business and reduce overhead by centralizing its Colorado offices to one facility and reducing occupancy costs in its Chicago and San Francisco sales offices. The restructuring charge includes $2.0 million in facilities related expenses, $1.1 million in e-services contract terminations, $1.5 million of employee severance and related expenses and $2.4 million in asset impairment charges for e-services software and costs related to closing MessageMedia's facilities.

    In the first quarter of 1999, MessageMedia recorded a charge of $1.0 million as a result of its decision to relocate its corporate headquarters from San Diego, California to a new facility in Boulder, Colorado. This decision was made to create efficiencies in MessageMedia's e-messaging services operations, reduce overhead by centralizing its offices to one facility and eliminate duplication of efforts from similar positions in the separate offices. The merger integration and restructuring activity of MessageMedia, DBits and EPub included a company-wide staff reduction, which resulted in approximately $632,000 of employee severance pay and other related expenses and approximately $393,000 in moving expenses and costs related to closing the San Diego facility.

    In the second quarter of 1998, MessageMedia recorded a restructuring charge of approximately $812,000 as a result of its decision to focus its efforts on the messaging platform, initiate efforts to cease operations of its FVIPS and better align its cost structure with expected revenue projections. The restructuring activity included the elimination of job responsibilities company wide, resulting in approximately $545,000 of employee severance pay and other related expenses and approximately $267,000 of expenses related to relocating its corporate office and termination fees for cancellation of certain contracts related to FVIPS.

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

                                                                     QUARTER ENDED
                                   ----------------------------------------------------------------------------------
                                   3/31/1999   6/30/1999   9/30/1999   12/31/1999   3/31/2000   6/30/2000   9/30/2000
                                   ---------   ---------   ---------   ----------   ---------   ---------   ---------
Net Revenues.....................      754       1,302        3,053       4,912        6,953       8,403      10,278
Gross Profit.....................      646       1,029        1,367       2,390        4,022       4,542       5,472
Net loss.........................   (7,004)     (6,152)     (13,749)    (19,364)     (18,927)    (19,658)    (19,196)
Net loss per share,
 basic and diluted...............    (0.17)      (0.14)       (0.29)      (0.36)       (0.34)      (0.35)      (0.34)

                                       QUARTER ENDED
                                   ----------------------
                                   12/31/2000   3/31/2001
                                   ----------   ---------
Net Revenues.....................     8,014        8,674
Gross Profit.....................     2,287        4,845
Net loss.........................   (30,373)     (13,506)
Net loss per share,
 basic and diluted...............     (0.54)       (0.22)

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001

    At March 31, 2001, MessageMedia had $14.0 million in cash and cash equivalents, including $4.5 million in restricted cash. Of the $14.0 million, $12.3 million was held by MessageMedia and $1.7 million by MessageMedia Europe, B.V.

    On December 29, 2000, MessageMedia received a $3.0 million bank loan from Wells Fargo and on February 22, 2001, MessageMedia raised $8.0 million in funding from a private placement of MessageMedia's common stock to SOFTBANK Venture Capital, Pequot Capital Management and Rebar LLC. Historically, MessageMedia has experienced recurring losses and has been unable to generate sufficient working capital needed to meet its cash needs. During 2000, MessageMedia began restructuring its organization to reduce its expenditures on infrastructure, including rent, salaries and other service expenses related to its e-services division. There can be no assurance that the restructuring of its organization will achieve the desired results or that revenues will increase to the level necessary to generate positive cash flow from operations. However, MessageMedia believes that the additional capital raised through the February 2001 private placement will be sufficient to allow it to maintain its operations at least through December 31, 2001. In addition, if MessageMedia is unable to grow its revenues or obtain additional funding, it intends to further limit expenditures in the areas of marketing, advertising, product development, purchases of furniture and fixtures, salaries, bonuses and commissions.

    Net cash used in operating activities was approximately $8.9 million and $8.6 million for the three months ended March 31, 2001 and 2000, respectfully. Net operating cash flows for the three months ended March 31, 2001 were primarily attributable to net losses, increases in minority interest, settlement of accounts payable and payment of restructuring charges offset by non-cash charges for depreciation and amortization. Net operating cash flows for the three months ended March 31, 2000 were primarily attributable to net losses offset by non-cash charges for depreciation and amortization, as well as increases in accounts receivable and prepaid expenses.

    Net cash used in investing activities was approximately $733,000 and $4.5 million for the three months ended March 31, 2001 and 2000, respectfully. Investing activities related to additions of furniture, computer equipment and software.

    Net cash provided by financing activities was approximately $7.6 million and $3.4 million for the three months ended March 31, 2001 and 2000, respectfully. Net cash provided by financing activities for the three months ended March 31, 2001 related primarily to proceeds from the February 22, 2001 private placement of MessageMedia's common stock to SOFTBANK Venture Capital, Pequot Capital Management and Rebar LLC. Net cash provided by financing activities for the three months ended March 31, 2000 related primarily to proceeds received from the exercise of stock options.

YEARS ENDED DECEMBER 31, 2000, DECEMBER 31, 1999 AND DECEMBER 31, 1998

    At December 31, 2000, MessageMedia had $15.8 million in cash and cash equivalents, including $4.5 million in restricted cash. Of the $15.8 million, $11.1 million was in the United States and $4.7 million in MessageMedia Europe, B.V.

    Net cash used in operating activities was approximately $31.5 million, $19.0 million and $11.9 million for the years ended December 31, 2000, 1999 and 1998 respectively. Net operating cash flows for the year ended December 31, 2000 were primarily attributable to net losses, and increases in minority interest and accounts receivable, partially offset by non-cash charges for depreciation and amortization, and increases in the restructuring reserve, accounts payable, other accrued liabilities, and the write-off of furniture, equipment, and software. Net operating cash flows for the year ended December 31, 1999 resulted from net losses, an increase in accounts receivable, and a decrease in other accrued liabilities, offset by depreciation and amortization, and a decrease in accrued compensation. Net operating cash flows for the year ended December 31, 1998 were primarily due to net losses offset by depreciation and amortization.

    Net cash used in investing activities was approximately $16.3 million, $1.7 million and $422,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Investing activities related to additions to furniture, computer equipment and software. For the year ended December 31, 1999, asset additions were partially offset by cash acquired through the Revnet and Decisive acquisitions.

    Net cash provided by financing activities was approximately $21.5 million, $54.0 million and $10.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash provided by financing activities for the year ended December 31, 2000 related primarily to proceeds from MessageMedia Europe, B.V., the exercise of stock options, and proceeds from the Wells Fargo bank loan. The net cash flow from financing activities in 1999 primarily resulted from proceeds from issuance of common stock as a result of two separate private placements of equity in March 1999 and October 1999, and proceeds from the exercise of stock options. Net cash flow from financing and activities in 1998 was primarily due to proceeds from issuing common stock in a private placement and borrowings from stockholders.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

    DoubleClick and MessageMedia are both organized under the laws of the State of Delaware and subject to the provisions of the Delaware General Corporation Law, or the DGCL. Any differences, therefore, in the rights of holders of DoubleClick capital stock and MessageMedia capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. After the effective time of the merger, the rights of MessageMedia stockholders will be determined by reference to DoubleClick's amended and restated certificate of incorporation, as amended, and bylaws. The following is a summary of the material differences in the rights of the stockholders of MessageMedia and the rights of the stockholders of DoubleClick and is qualified in its entirety by reference to the DGCL and the certificates of incorporation and bylaws of DoubleClick and MessageMedia.

NUMBER OF DIRECTORS; ELECTION AND REMOVAL OF DIRECTORS

    DoubleClick may have not less than five nor more than fifteen directors. The exact number of directors of DoubleClick is determined by its bylaws and is currently eight persons. The board of directors of DoubleClick is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three year term. A director may only be removed for cause and only by the holders of more than two-thirds of the shares entitled to vote at an election of directors.

    The number of directors of MessageMedia is determined by its bylaws and is currently nine persons. Each director is elected annually to serve until the annual meeting of stockholders held in the following fiscal year. A director may be removed, either with or without cause, at any time, only by the holders of a majority of the shares entitled to vote at an election of directors.

MEETINGS OF THE BOARD OF DIRECTORS

    Special meetings of DoubleClick's board of directors may be called by DoubleClick's President on two days' notice to each director by mail or 48 hours' notice to each director personally or by telegram. Upon the written request of two directors (or, if there is only one director on the board, the sole director), the President or Secretary must call a special meeting in the same manner.

    Special meetings of MessageMedia's board of directors may be called by the Chairman of the Board or by the President, any Vice President, the Secretary or any two directors of MessageMedia. Advance notice of at least four days must be given, if given by mail, or at least 48 hours, if given personally, by telephone or by telegram.

ANNUAL MEETING OF STOCKHOLDERS; SPECIAL MEETING OF STOCKHOLDERS

    The annual meeting of DoubleClick stockholders must be held on a date and at a place fixed by the board of directors of DoubleClick. A special stockholders' meeting may be called at any time by DoubleClick's President and must be called by its President or Secretary at the request of two-thirds of the board of directors. DoubleClick stockholders do not have the right to call a special stockholders' meeting.

    The annual meeting of MessageMedia stockholders must be held on a date and at a time designated by the board of directors of MessageMedia. In the absence of such designation, the annual meeting of MessageMedia stockholders shall be held on the twenty-first of March in each year at 9:00 a.m. A special stockholders' meeting may be called at any time by the MessageMedia board of directors, by a duly designated committee of the board of director with express authority to call such a meeting or by one or more MessageMedia stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes cast at that meeting.

STOCKHOLDER PROPOSALS

    DoubleClick's amended and restated certificate of incorporation, as amended, provides that a DoubleClick stockholder wishing to bring business before the annual stockholders' meeting must provide timely notice to DoubleClick's Secretary at its principal executive offices. To be timely, the notice must be received between 120 days and 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If, however, the date of the annual stockholders' meeting is more than 30 days before or more than 60 days after such anniversary date, or if no proxy statement was delivered to the stockholders for the previous year's annual meeting, notice must be given between 90 and 60 days before the annual meeting or no later than 10 days following the day on which DoubleClick first made a public announcement of the meeting date. If the number of directors to be elected to the DoubleClick board is increased and DoubleClick has not made a public announcement naming all of the nominees for director or specifying the size of the increased board at least 70 days prior to the first anniversary of the date of the preceding year's annual meeting (or, if the annual meeting is held more than 30 days before or 60 days after such anniversary date, at least 70 days prior to such annual meeting), a notice would be timely with respect to nominees for any new positions created by such increase, if it is received by DoubleClick's Secretary no later than 10 days following the day on which DoubleClick makes such public announcement. At a special meeting to elect directors to the board, a stockholder who provides notice that is received by DoubleClick's Secretary between 90 and 60 days before the date of the special meeting, or 90 days before the date of the special meeting and 10 days after the date on which DoubleClick makes a special announcement of the special meeting and the nominees proposed to be elected.

    The stockholder's written notice must include:

     the name and record address of the stockholder;

     the number of shares owned beneficially or of record by the stockholder;
     and

     a brief description of the business to be discussed and the reasons why it should be discussed at the annual meeting.

    Although MessageMedia's amended and restated certificate of incorporation, as amended, and bylaws are silent on the issue, under the Securities Exchange Act of 1934, a stockholder wishing to bring business before the annual stockholders' meeting must provide timely notice to MessageMedia's principal executive offices not less than 120 days before the date that MessageMedia's proxy statement was released to stockholders in connection with the previous year's annual meeting. However, if there was no meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before MessageMedia begins to print and mail its proxy materials.

AMENDMENT OF BYLAWS

    DoubleClick's bylaws may be repealed, altered, amended or rescinded by the vote of at least two-thirds of the board of directors or of the outstanding shares entitled to vote in an election of directors, voting as one class, cast at a meeting of stockholders called for that purpose.

    MessageMedia's bylaws may be adopted, amended or repealed by the vote of only a majority of the board of directors or of the outstanding shares entitled to vote in an election of directors.

                                    EXPERTS

    The audited financial statements of DoubleClick incorporated by reference in this proxy statement/prospectus, except as they relate to NetGravity, Inc. for the year ended December 31, 1998, have been audited by PricewaterhouseCoopers LLP, independent accountants and, insofar as they relate to NetGravity, Inc. for the year ended December 31, 1998, have been audited by KPMG LLP, independent accountants. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

    The consolidated financial statements of MessageMedia, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this proxy statement/prospectus, and the registration statement of DoubleClick, of which this proxy statement/prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of DoubleClick common stock offered by this proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for DoubleClick by Brobeck, Phleger & Harrison, New York, New York. Attorneys of Brobeck, Phleger &

Harrison own an aggregate of 1,692 shares of DoubleClick common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for MessageMedia by Cooley Godward, Broomfield, Colorado.

                      WHERE YOU CAN FIND MORE INFORMATION

    DoubleClick and MessageMedia file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference rooms of the Securities and Exchange Commission at the following locations:

       Public Reference Room         New York Regional Office      Chicago Regional Office
       450 Fifth Street, N.W         7 World Trade Center          Citicorp Center
       Room 1024                     Suite 1300                    500 West Madison Street
       Washington, D.C. 20549        New York, NY 10048            Suite 1400
                                                                   Chicago, IL 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

    The Securities and Exchange Commission also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including DoubleClick and MessageMedia, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about DoubleClick and MessageMedia at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

    DoubleClick has filed a registration statement with the Securities and Exchange Commission to register the DoubleClick common stock to be issued to MessageMedia stockholders in the merger. This proxy statement/prospectus constitutes the prospectus of DoubleClick filed as part of that registration statement, in addition to being a proxy statement of MessageMedia for use at its special stockholders' meeting.

    As allowed by the Securities and Exchange Commission's rules, this proxy statement/prospectus does not contain all of the information relating to DoubleClick included in the registration statement or the exhibits to the registration statement. Some of the important business and financial information relating to DoubleClick that may be important in deciding how to vote is not included in this proxy statement/prospectus, but rather is 'incorporated by reference' to documents that have been previously filed by DoubleClick with the Securities and Exchange Commission. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. See 'Incorporation of Certain Documents by Reference.'

    DoubleClick has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to DoubleClick and Atlas Acquisition Corp. and MessageMedia has supplied all information contained in this proxy statement/prospectus relating to MessageMedia.

    Stockholders can obtain any of the documents incorporated by reference through DoubleClick or the Securities and Exchange Commission. Documents incorporated by reference are available from DoubleClick without charge, excluding all exhibits. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone:

                                 DoubleClick Inc.
                                  Investor Relations
                                  450 West 33rd Street
                                  New York, NY 10001
                                  (212) 683-0001

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO NO LATER THAN
[        ], 2001, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF
MESSAGEMEDIA'S SPECIAL STOCKHOLDERS' MEETING.

    MESSAGEMEDIA STOCKHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE AMENDED MERGER AGREEMENT. NEITHER DOUBLECLICK NOR MESSAGEMEDIA HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS
PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [        ],
2001. STOCKHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO MESSAGEMEDIA STOCKHOLDERS NOR THE ISSUANCE OF DOUBLECLICK COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                             STOCKHOLDER PROPOSALS

    If the merger is not consummated, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, stockholders of MessageMedia may present proper proposals for inclusion in MessageMedia's proxy statement and for consideration at the next annual meeting of MessageMedia's stockholders by submitting their proposals to MessageMedia in a timely manner. In order to be so included for the next annual meeting, stockholder proposals must be received by MessageMedia no later than December 18, 2001 and must comply with the requirements of Rule 14a-8.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows DoubleClick to 'incorporate by reference' the information DoubleClick files with it, which means that DoubleClick can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus and later information filed with the Securities and Exchange Commission will update and supersede this information. This proxy statement/prospectus incorporates by reference the documents set forth below that DoubleClick has previously filed with the Securities and Exchange Commission. The documents contain important information about DoubleClick and its finances.

    We incorporate by reference DoubleClick's:

     Annual report on Form 10-K for the year ended December 31, 2000, including certain information in DoubleClick's Definitive Proxy Statement on Schedule 14A, filed on April 19, 2001;

     Quarterly report on Form 10-Q for the period ended March 31, 2001;

     Current reports on Form 8-K, filed on September 27, 2000 (as amended by the Form 8-K/A filed on January 22, 2001), February 2, 2001, February 5, 2001, March 22, 2001 and June 14, 2001; and

     The description of DoubleClick common stock contained in DoubleClick's registration statement on Form 8-A (File No. 000-23709) filed on December 1, 1998, registering the DoubleClick common stock under Section 12(g) of the Securities Exchange Act of 1934.

    In addition, all of DoubleClick's filings with the Securities and Exchange Commission after the date of this proxy statement/prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference until MessageMedia special stockholders' meeting.

    Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

                         INDEX TO FINANCIAL STATEMENTS
                             OF MESSAGEMEDIA, INC.

                                                              PAGE
                                                              ----
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of March 31, 2001
  (unaudited) and December 31, 2000.........................   F-2
Condensed Consolidated Statements of Operations (unaudited)
  for the three months ended March 31, 2001 and 2000........   F-3
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the three months ended March 31, 2001 and 2000........   F-4
Notes to Condensed Consolidated Financial Statements........   F-5

CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........   F-7
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................   F-8
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................   F-9
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency) for the years ended December 31, 2000, 1999
  and 1998..................................................  F-10
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-12
Notes to Financial Statements...............................  F-13

                               MESSAGEMEDIA, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                               MARCH 31,    DECEMBER 31,
                                                                 2001           2000
                                                                 ----           ----
                                                              (UNAUDITED)   (SEE NOTE 1)
                           ASSETS
Current Assets:
Cash and cash equivalents...................................   $   9,461     $  11,273
Restricted cash.............................................       4,549         4,549
Accounts receivable trade, net..............................       7,582         7,909
Prepaid expenses and other..................................       2,579         2,750
                                                               ---------     ---------
        Total current assets................................      24,171        26,481
Furniture, equipment and software, net......................      13,888        15,050
Intangible assets, net......................................      14,333        24,100
Deposits and other..........................................         644           624
                                                               ---------     ---------
        Total assets........................................   $  53,036     $  66,255
                                                               ---------     ---------
                                                               ---------     ---------

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable............................................   $   1,894     $   6,156
Accrued compensation and related liabilities................       1,676         1,859
Deferred revenue............................................       1,354         1,822
Note payable, current portion...............................         902           872
Capital lease obligations, current portion..................         537           719
Payable to JV partner.......................................       8,721         9,094
Restructuring reserve.......................................       1,814         4,163
Other accrued liabilities...................................       4,930         3,687
                                                               ---------     ---------
        Total current liabilities...........................      21,828        28,372
Note payable................................................       1,794         2,031
Capital lease obligations...................................          55            92
                                                               ---------     ---------
Total long-term liabilities.................................       1,849         2,123
Minority interest...........................................         822         2,146
Stockholders' equity:
    Preferred stock, 5,000,000 shares authorized, none
      outstanding at March 31, 2001 and December 31, 2000...          --            --
    Common stock, $0.001 par value; 100,000,000 shares
      authorized, 68,642,801 and 56,708,086 shares issued
      and outstanding at March 31, 2001 and December 31,
      2000, respectively....................................          69            57
    Additional paid-in-capital..............................     219,991       212,031
    Warrants................................................         321           321
    Deferred compensation...................................         (72)         (348)
    Other comprehensive income..............................        (114)         (296)
    Accumulated deficit.....................................    (191,658)     (178,151)
                                                               ---------     ---------
        Total stockholders' equity..........................      28,537        33,614
                                                               ---------     ---------
        Total liabilities and stockholders' equity..........   $  53,036     $  66,255
                                                               ---------     ---------
                                                               ---------     ---------

   See accompanying notes to the condensed consolidated financial statements.

                               MESSAGEMEDIA, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                   -----------------------
                                                                     2001           2000
                                                                     ----           ----
Net revenues
    Messaging...............................................       $  6,069       $  4,333
    Software and related services...........................          2,605          2,620
                                                                   --------       --------
Total revenues..............................................          8,674          6,953
Cost of revenues............................................          3,829          2,931
                                                                   --------       --------
Gross profit................................................          4,845          4,022
Operating expenses:
    Marketing and sales.....................................          2,962          5,499
    Research, development and engineering...................          1,377          1,265
    General and administrative..............................          3,806          3,493
    Depreciation and amortization...........................         11,479         13,710
                                                                   --------       --------
Total operating expenses....................................         19,624         23,967
                                                                   --------       --------
Loss from operations........................................        (14,779)       (19,945)
Interest income.............................................            120            509
Interest expense............................................           (241)            (4)
Foreign currency gain.......................................             99             --
Other income/(expense)......................................            (30)            --
                                                                   --------       --------
Net loss before minority interest and cumulative effect of
  accounting change.........................................        (14,831)       (19,440)
Minority interest...........................................          1,325            705
                                                                   --------       --------
Net loss before cumulative effect of accounting change......        (13,506)       (18,735)
Cumulative effect of change in accounting principle.........             --           (192)
                                                                   --------       --------
Net loss applicable to common shares........................       $(13,506)      $(18,927)
                                                                   --------       --------
                                                                   --------       --------
Net loss per share, basic and diluted.......................       $  (0.22)      $  (0.34)
Weighted-average common shares used in per share
  computation,
  basic and diluted.........................................       61,443,928     55,323,714

   See accompanying notes to the condensed consolidated financial statements.

                               MESSAGEMEDIA, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                                ----       ----
OPERATING ACTIVITIES
Net loss....................................................  $(13,506)  $(18,927)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Depreciation and amortization...........................    11,479     13,710
    Amortization of deferred compensation...................       203        228
    Compensation expense for shares issued..................       342         --
    Minority interest.......................................    (1,325)      (705)
    Exchange gain...........................................      (427)        --
    Changes in operating assets and liabilities:
        Accounts receivable.................................        67     (4,162)
        Prepaid expenses and other..........................       315     (1,342)
        Deposits and other..................................        64         63
        Accounts payable....................................    (4,188)       333
        Accrued compensation and related liabilities........      (182)       135
        Deferred revenue....................................      (458)       450
        Payable to related party............................        94        915
        Restructuring reserve...............................    (2,341)        --
        Other accrued liabilities...........................     1,318        701
                                                              --------   --------
            Net Cash Used in Operating Activities...........    (8,545)    (8,601)

INVESTING ACTIVITIES
Additions to furniture, equipment and software..............      (733)    (4,518)
                                                              --------   --------
            Net Cash Provided by (Used In) Investing
              Activities....................................      (733)    (4,518)

FINANCING ACTIVITIES
Proceeds from issuance of common stock, net.................         1      3,363
Proceeds from private placement, net of issuance costs......     7,702         --
Repayment of bank loan......................................      (201)        --
Repayment of capital lease obligations......................      (226)       (12)
                                                              --------   --------
            Net Cash Provided by Financing Activities.......     7,276      3,351
Effect of exchange rate changes on cash and cash
  equivalents...............................................       190          8
Net increase (decrease) in cash and cash equivalents........    (1,812)    (9,760)
            Cash and cash equivalents at the beginning of
              period........................................    11,273     37,920
                                                              --------   --------
            Cash and cash equivalents at the end of
              period........................................  $  9,461   $ 28,160
                                                              --------   --------
                                                              --------   --------

   See accompanying notes to the condensed consolidated financial statements.

                               MESSAGEMEDIA, INC.
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

    The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

    For further information, refer to the consolidated financial statements and footnotes thereto included in this proxy statement/prospectus.

2. JOINT VENTURE

    On March 13, 2000, we entered into a definitive agreement with @viso Limited ('@viso'), a strategic partnership between Vivendi and SOFTBANK Corp. ('SOFTBANK'), to create MessageMedia Europe B.V., Inc., a joint venture between MessageMedia and @viso. Under terms of the joint venture agreement, we own 51% and @viso owns 49% of MessageMedia Europe. The initial capitalization of the joint venture was funded with $14.8 million during the second quarter. The financial results of MessageMedia Europe are consolidated into our financial statements. For the three months ended March 31, 2001, MessageMedia Europe recorded revenue of approximately $841,000 and a loss after minority interest of approximately $1.4 million. Our March 31, 2001 condensed consolidated balance sheet includes total assets, including cash, of $10.1 million for MessageMedia Europe.

    Recently, we and @viso initiated an evaluation of the strategic direction of MessageMedia Europe and are considering potential alternatives to its current business plan. Because we are only in the preliminary stages of evaluating options, any potential change to the business of MessageMedia Europe cannot presently be assessed, and there can be no assurance that the ultimate decision of @viso and MessageMedia will not have a material adverse affect upon our business.

3. OTHER COMPREHENSIVE INCOME

    Other comprehensive income on the March 31, 2001 and December 31, 2000 balance sheets consists of a foreign currency translation loss related to MessageMedia Europe of $114,000 and $296,000, respectfully.

4. BUSINESS SEGMENTS

    We analyze our business operations under two reportable segments based on the definitions of segments provided under Statement of Financial Accounting Standard No. 131: messaging and software and related services. We do not have any intersegment revenue, and we evaluate segment performance based on gross profit.

                               MESSAGEMEDIA, INC.
    NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

    The revenue and gross profit by segment are as follows:

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ---------------
                                                               2001     2000
                                                               ----     ----
                                                              (IN THOUSANDS)
Revenues:
    Messaging and related services..........................  $6,069   $4,333
    Software licenses and services..........................   2,605    2,620
                                                              ------   ------
        Total revenues......................................  $8,674   $6,953
                                                              ------   ------
                                                              ------   ------
Gross profit:
    Messaging and related services..........................  $2,929   $1,869
    Software licenses and services..........................   1,916    2,153
                                                              ------   ------
        Total gross profit..................................  $4,845   $4,022
                                                              ------   ------
                                                              ------   ------

5. RESTRUCTURE CHARGE

    In the fourth quarter of the year 2000, we recorded a charge of $7.0 million as a result of the decision to eliminate the e-services line of business, and reduce overhead by centralizing our Colorado offices to one facility, and reducing our occupancy costs in our Chicago and San Francisco sales offices. The restructuring charge includes $2.0 million in facilities related expenses, $1.1 million in e-services contract terminations, $1.5 million of employee severance and related expenses for 125 employees, and $2.4 million in asset impairment charges for e-services software and costs related to closing our facilities.

    Under the 2000 restructure plan, we have made total payments, disposals and reversals as follows (in thousands):

                                                                                         BALANCE AT
                                              THROUGH MARCH 31, 2001                   MARCH 31, 2001
                                  ----------------------------------------------   ----------------------
                                      CASH       NON-CASH            RESTRUCTURE   FUTURE CASH     TOTAL
                                  EXPENDITURES   CHARGES    TOTAL     REVERSAL     EXPENDITURES   CHARGES
                                  ------------   -------    -----     --------     ------------   -------
Year 2000 Restructure Plan:
    Personnel reduction costs...     $1,398       $   --    $1,398     $   --         $   78      $1,476
    Contract termination
      costs.....................        893           --       893         --            279       1,172
    Impairment of assets........         --        2,382     2,382         --             --       2,382
    Facility reduction costs....        522           --       522         --          1,457       1,979
                                     ------       ------    ------     ------         ------      ------
        Total restructuring
          costs.................     $2,813       $2,382    $5,195     $   --         $1,814      $7,009
                                     ------       ------    ------     ------         ------      ------
                                     ------       ------    ------     ------         ------      ------

    We estimate that most of the future cash expenditures related to this plan will be made by December 31, 2001.

6. CHANGES IN CAPITAL STRUCTURE

    On February 22, 2001, we sold 11,267,606 shares of our common stock to seven accredited investors, including affiliates of SOFTBANK Venture Capital, Pequot Capital Management, Inc. and Rebar, LLC, for an aggregate purchase price of $8,000,000.26. The sale of the common stock was not registered under the Securities Act of 1933, as amended, in reliance on Section 4(2) and/or Regulation D promulgated thereunder. The securities were not offered or sold by any form of general solicitation and the purchasers represented their intention to acquire the securities for investment purposes only and not with a view toward the distribution thereof. No earlier than May 22, 2001, we will file a Registration Statement on Form S-3 covering the resale of such securities if requested by the purchasers.

7. SUBSEQUENT EVENTS

    As part of our continuing focus on cost containment, on April 17, 2001, we reduced our domestic headcount by 21 percent. We anticipate that this reduction in headcount will reduce our U.S. quarterly operating expenses during the third quarter of 2001.

    An assessment of the adequacy of the 2000 restructure plan will be completed during the second quarter of 2001. Any adjustment to the reserve will be recorded in the second quarter of 2001.

     On May 9, 2001, MessageMedia and @viso agreed to effect an orderly liquidation of MessageMedia Europe, B.V. Pursuant to that agreement, the parties released each other from all claims, liabilities and demands relating to, among other things, the formation and operation of the joint venture.
The initial capital to effect the liquidation of the joint venture was provided by @viso, and MessageMedia issued two promissory notes to @viso in the aggregate principal amount of $4.5 million. The promissory notes and accrued interest at 10% per annum mature in December 2003, or become immediately due and payable upon a change in control. The liquidation of MessageMedia Europe, B.V. is expected to result in no loss to MessageMedia.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
MESSAGEMEDIA, INC.

    We have audited the accompanying consolidated balance sheets of MessageMedia, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of MessageMedia's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MessageMedia, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 1 to the financial statements, MessageMedia changed its method of recognizing revenue in 2000.

                                                  /s/ ERNST & YOUNG LLP

Denver, Colorado
February 15, 2001,
except for Notes 1 and 14 as to which the date is February 23, 2001

                               MESSAGEMEDIA, INC.
                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                                 ----          ----
                           ASSETS
Current Assets:
Cash and cash equivalents...................................   $  11,273     $ 37,920
Restricted cash.............................................       4,549           --
Accounts receivable, net....................................       7,909        4,278
Prepaid expenses and other..................................       2,750          749
                                                               ---------     --------
        Total current assets................................      26,481       42,947
Furniture, equipment and software, net......................      15,050        4,728
Intangible assets, net......................................      24,100       75,162
Deposits and other..........................................         624          354
                                                               ---------     --------
        Total assets........................................   $  66,255     $123,191
                                                               ---------     --------
                                                               ---------     --------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable............................................   $   6,156     $  2,482
Accrued compensation and related liabilities................       1,859        1,912
Deferred revenue............................................       1,822          324
Note payable and capital lease obligations, current
  portion...................................................       1,591           25
Payable to joint venture partner............................       9,094           --
Restructuring reserve.......................................       4,163           65
Other accrued liabilities...................................       3,687          957
                                                               ---------     --------
        Total current liabilities...........................      28,372        5,765
Note payable and capital lease obligations, long term.......       2,123           36
Minority interest...........................................       2,146           --
Stockholders' Equity:
    Preferred stock, 5,000,000 shares authorized, none
      outstanding on December 31, 2000 and 1999,
      respectively, and none outstanding on March 31,
      2001..................................................          --           --
    Common stock, $0.001 par value; 100,000,000 shares
      authorized, 56,708,086 and 54,920,498 shares issued
      and outstanding on December 31, 2000 and 1999,
      respectively, and 68,642,801 shares issued and
      outstanding on March 31, 2001.........................          57           55
    Additional paid-in capital..............................     212,031      208,343
    Warrants................................................         321          321
    Accumulated other comprehensive income..................        (296)          --
    Deferred compensation...................................        (348)      (1,332)
    Accumulated deficit.....................................    (178,151)     (89,997)
                                                               ---------     --------
        Total stockholders' equity..........................      33,614      117,390
                                                               ---------     --------
        Total liabilities and stockholders' equity..........   $  66,255     $123,191
                                                               ---------     --------
                                                               ---------     --------

                            See accompanying notes.

                               MESSAGEMEDIA, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                2000           1999           1998
                                                                ----           ----           ----
Revenues...............................................       $ 33,648       $ 10,021       $  1,288
Cost of revenues.......................................         17,325          4,589             98
                                                               ---------     --------       --------
Gross profit...........................................         16,323          5,432          1,190
Operating Expenses:
    Marketing and sales................................         21,526          9,704          1,935
    Research, development and engineering..............          6,234          4,936          4,828
    General and administrative.........................         20,083          7,678          4,095
    Restructuring expenses.............................          7,009          1,025            812
    Write-off of in-process technology.................             --             --          1,300
    Depreciation expense...............................          5,022          1,358          1,148
    Amortization expense...............................         50,497         27,565          1,038
                                                               ---------     --------       --------
    Total operating expenses...........................        110,371         52,266         15,156
                                                               ---------     --------       --------
Loss from operations...................................        (94,048)       (46,834)       (13,966)
Interest income........................................          1,522            654            218
Interest expense.......................................           (433)           (89)           (84)
Other expense..........................................           (112)            --             --
                                                               ---------     --------       --------
Net loss before minority interest and cumulative effect
  of accounting change.................................        (93,071)       (46,269)       (13,832)
Minority interest......................................         (5,109)            --             --
                                                               ---------     --------       --------
Net loss before cumulative effect of change in
  accounting principle.................................        (87,962)       (46,269)       (13,832)
Cumulative effect of change in accounting principle....           (192)            --             --
                                                               ---------     --------       --------
Net loss...............................................        (88,154)       (46,269)       (13,832)
Dividends imputed on preferred stock...................             --             --           (153)
                                                               ---------     --------       --------
Net loss applicable to common shares...................       $(88,154)      $(46,269)      $(13,985)
                                                               ---------     --------       --------
                                                               ---------     --------       --------
Net loss per share, basic and diluted..................       $  (1.57)      $  (1.00)      $  (0.63)
Pro forma net loss assuming the accounting change is
  applied retroactively................................       $(87,962)      $(46,436)      $(14,010)
Pro forma net loss per share...........................       $  (1.57)      $  (1.00)      $  (0.63)
Shares used in per share computation, basic and
  diluted..............................................       56,080,224     46,367,195     22,304,902

                            See accompanying notes.

                               MESSAGEMEDIA, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                    PREFERRED STOCK      COMMON STOCK       ADDITIONAL
                                    ---------------   -------------------    PAID-IN-                 DEFERRED     ACCUMULATED
                                    SHARES   AMOUNT     SHARES     AMOUNT    CAPITAL     WARRANTS   COMPENSATION     DEFICIT
                                    ------   ------     ------     ------    -------     --------   ------------     -------
Balance at December 31, 1997.....     250       1      8,903,855       9      26,300       3,017         (155)        (29,743)
Issuance of stock dividends to
 Series A preferred
 stockholders....................      --      --        108,125      --         153          --           --            (153)
Issuance of common stock for the
 exercise of warrants............      --      --        947,495       1       1,604      (1,501)          --              --
Issuance of common stock for
 exercise of stock options.......      --      --        659,637       1         271          --           --              --
Conversion of Series A preferred
 stock...........................    (250)     (1)     1,752,141       2         473          --           --              --
Issuance of common stock for
 services rendered...............      --      --         59,009      --          87          --           --              --
Charge associated with extending
 option terms....................      --      --             --      --         406          --           --              --
Deferred compensation and related
 amortization....................      --      --             --      --         166          --          119              --
Common stock issued to SOFTBANK
 and affiliates..................      --      --     20,784,883      21      15,338          --           --              --
Dividend imputed on Series A
 convertible preferred stock,
 canceled upon buyout of Series A
 convertible preferred by
 SOFTBANK........................      --      --             --      --         938          --           --              --
Employee stock purchase plan.....      --      --         17,907      --          44          --           --              --
Common stock issued for EPub
 acquisition.....................      --      --      5,582,676       5      20,258          --         (583)             --
Common stock and warrants issued
 for Dbits acquisition...........      --      --      1,305,320       1       4,926         350          (39)             --
Net loss.........................      --      --             --      --          --          --           --         (13,832)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
Balance at December 31, 1998.....      --      --     40,121,048      40      70,964       1,866         (658)        (43,728)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
                                    ------   -----   -----------   ------    --------     -------        -----        --------
Issuance of common stock for
 exercise of stock options.......      --      --      1,700,049       2       3,287          --           --              --
Issuance of common stock for
 exercise of warrants............      --      --      1,280,074       1       2,582      (1,545)          --              --
Deferred compensation and related
 amortization....................      --      --             --      --          29          --         (674)             --
Acceleration of stock options....      --      --             --      --         916          --           --              --
Common stock issued for Revnet
 Acquisition.....................      --      --      3,262,120       3      41,032          --           --              --
Common stock issued for Decisive
 Acquisition.....................      --      --      2,054,498       2      39,159          --           --              --
Common stock issued for Private
 Offerings.......................      --      --      6,448,066       7      49,956          --           --              --
Employee stock purchase plan.....      --      --         47,348      --         272          --           --              --
Issuance of common stock for
 forgiveness of stockholder
 debt............................      --      --          7,295      --         146          --           --              --
Net loss.........................      --      --             --      --          --          --           --         (46,269)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
Balance at December 31, 1999.....      --      --     54,920,498      55     208,343         321       (1,332)        (89,997)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
                                    ------   -----   -----------   ------    --------     -------        -----        --------
Issuance of common stock for
 exercise of stock options.......      --      --      1,444,963       2       4,160          --           --              --
Deferred compensation and related
 amortization....................      --      --             --      --        (304)         --          984              --
Costs associated with 1999
 private offering................      --      --             --      --         (35)         --           --              --
Issuance of common stock for
 employee compensation...........      --      --        200,000      --          87          --           --              --
Decisive acquisition working
 capital adjustment..............      --      --        (35,289)     --        (565)         --           --
Adjustment to shares issued......      --      --          8,248      --          --          --           --              --
Employee stock purchase plan.....      --      --        169,666      --         345          --           --              --
Accumulated other comprehensive
 income -- cumulative translation
 adjustment......................      --      --             --      --          --          --           --              --
Net loss.........................      --      --             --      --          --          --           --         (88,154)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
Balance at December 31, 2000.....      --      --     56,708,086      57     212,031         321         (348)       (178,151)
                                    ------   -----   -----------   ------    --------     -------        -----        --------
                                    ------   -----   -----------   ------    --------     -------        -----        --------

                            See accompanying notes.

                               MESSAGEMEDIA, INC.
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY -- (CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                               ACCUMULATED
                                                                  OTHER          TOTAL
                                                              COMPREHENSIVE   STOCKHOLDERS
                                                                 INCOME          EQUITY
                                                                 ------          ------
Balance at December 31, 1997................................         --             (572)
Issuance of stock dividends to Series A preferred
  stockholders..............................................         --               --
Issuance of common stock for the exercise of warrants.......         --              104
Issuance of common stock for exercise of stock options......         --              272
Conversion of Series A preferred stock......................         --              475
Issuance of common stock for services rendered..............         --               87
Charge associated with extending option terms...............         --              406
Deferred compensation and related amortization..............         --              285
Common stock issued to SOFTBANK and affiliates..............         --           15,359
Dividend imputed on Series A convertible preferred stock,
  canceled upon buyout of Series A convertible preferred by
  SOFTBANK..................................................         --              938
Employee stock purchase plan................................         --               44
Common stock issued for EPub acquisition....................         --           19,680
Common stock and warrants issued for Dbits acquisition......         --            5,238
Net loss....................................................         --          (13,832)
                                                                   -----         --------
Balance at December 31, 1998................................         --           28,484
                                                                   -----         --------
                                                                   -----         --------
Issuance of common stock for exercise of stock options......         --            3,289
Issuance of common stock for exercise of warrants...........         --            1,038
Deferred compensation and related amortization..............         --             (645)
Acceleration of stock options...............................         --              916
Common stock issued for Revnet Acquisition..................         --           41,035
Common stock issued for Decisive Acquisition................         --           39,161
Common stock issued for Private Offerings...................         --           49,963
Employee stock purchase plan................................         --              272
Issuance of common stock for forgiveness of stockholder
  debt......................................................         --              146
Net loss....................................................         --          (46,269)
                                                                   -----         --------
Balance at December 31, 1999................................         --          117,390
                                                                   -----         --------
                                                                   -----         --------
Issuance of common stock for exercise of stock options......         --            4,162
Deferred compensation and related amortization..............         --              680
Costs associated with 1999 private offering.................         --              (35)
Issuance of common stock for employee compensation..........         --               87
Decisive acquisition working capital adjustment.............         --             (565)
Adjustment to shares issued.................................         --               --
Employee stock purchase plan................................         --              345
Accumulated other comprehensive income -- cumulative
  translation adjustment....................................       (296)            (296)
Net loss....................................................         --          (88,154)
                                                                   -----         --------
Balance at December 31, 2000................................       (296)          33,614
                                                                   -----         --------
                                                                   -----         --------

                            See accompanying notes.

                               MESSAGEMEDIA, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                 2000        1999        1998
                                                                 ----        ----        ----
OPERATING ACTIVITIES
Net loss....................................................   $ (88,154)  $ (46,269)  $ (13,832)
Adjustments to reconcile net loss to net cash used in
 operating activities:
Depreciation and amortization...............................      55,589      28,923       2,186
Minority interest...........................................      (5,109)         --          --
Exchange (gain)/loss........................................           8          --          --
In-process technology charge................................          --          --       1,300
Write-off of impaired assets................................       2,382          --          --
Restricted cash.............................................      (4,549)         --          --
Loss on disposal of assets..................................          --          --          34
Common stock issued for services............................          87          --          87
Compensation expense for stock options......................         680       1,347         691
Changes in operating assets and liabilities:
 Accounts receivable........................................      (3,616)     (3,145)       (133)
 Prepaid expenses and other.................................      (1,982)       (317)         23
 Deposits and other.........................................        (269)       (267)        116
 Accounts payable...........................................       3,652         385        (372)
 Accounts payable to related party..........................       1,514          --          --
 Accrued compensation and related liabilities...............         (54)      1,477        (262)
 Deferred revenue...........................................       1,494         (51)       (538)
 Accrued interest...........................................          --         (15)       (275)
 Amount due to stockholders.................................          --          --         (97)
 Restructuring reserve......................................       4,155          --          --
 Other accrued liabilities..................................       2,646      (1,076)       (833)
                                                              ----------- -----------  ----------
   Net cash flows used in operating Activities..............     (31,526)    (19,008)    (11,905)
INVESTING ACTIVITIES
Additions to furniture, equipment and software..............     (16,309)     (3,775)       (436)
Proceeds from sales of fixed assets.........................          --          --          14
Cash and cash equivalents acquired with acquisitions........          --       2,054          --
                                                              ----------- -----------  ----------
   Net cash flows used in investing activities..............     (16,309)     (1,721)       (422)
FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of issuance
 costs......................................................         310      50,235       8,908
Proceeds from issuance/extension of warrants................          --       1,038         104
Proceeds from borrowings from stockholders and bank.........       3,004          --       1,412
Proceeds from exercise of stock options.....................       4,162       3,289         271
Contribution from minority interest holder..................       7,255          --          --
Proceeds from related party loan............................       7,552          --          --
Repayment of amount due to stockholders.....................          --        (395)         --
Repayment of loan from Bank.................................        (101)        (92)         --
Repayment of capital lease obligations......................        (640)        (85)        (40)
                                                              ----------- -----------  ----------
Net cash flows provided by financing activities.............      21,542      53,990      10,655
                                                              ----------- -----------  ----------
Effect of exchange rate changes on cash.....................        (354)         --          --
Net increase/(decrease) in cash and cash equivalents........     (26,647)     33,261      (1,672)
Cash and cash equivalents at the beginning of year..........      37,920       4,659       6,331
                                                              ----------- -----------  ----------
 Cash and cash equivalents at the end of year...............   $  11,273   $  37,920   $   4,659
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Interest paid..............................................   $     433   $      89   $      84
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
 ACTIVITIES:
 Capital lease entered into.................................   $   1,390   $      --   $      --
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------
 Issuance of common stock for forgiveness of stockholder
   debt.....................................................   $      --   $     146   $   1,534
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------
Conversion of Series A redeemable convertible preferred
   stock....................................................   $      --   $      --   $   3,234
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------
 Issuance of common stock for forgiveness of SOFTBANK
   loan.....................................................   $      --   $      --   $   1,412
                                                              ----------- -----------  ----------
                                                              ----------- -----------  ----------


                            See accompanying notes.

                               MESSAGEMEDIA, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

    We are a leading provider of permission-based, comprehensive e-messaging solutions. Our services utilize the medium of e-mail to develop and foster permission-based relationships with customers. Our suite of services and products enables businesses to use e-messaging as strategic tools to increase sales, improve customer communication and develop long-term customer loyalty. Our e-messaging solutions, available either on an outsourced-subscription basis or using in-house, packaged software, allow businesses to establish and enhance two-way customer dialogue across the extended enterprise, from marketing to sales to customer service.

    The accompanying financial statements have been prepared assuming we will continue as a going concern. We have experienced recurring losses and have a deficiency in working capital needed to meet our cash needs. During 2000, we began restructuring our organization to reduce our expenditures on infrastructure including rent, salaries and other service expenses related to our e-services division. In addition, in early 2001 we completed a private placement for net proceeds to us of $7.7 million. There can be no assurance that the restructuring of our organization will achieve the desired results or that revenues will increase to the level necessary to generate positive cash flow from operations. However, we believe that the additional capital raised through the recent private placement will be sufficient to allow us to maintain our operations at least through December 31, 2001. In addition, should we not obtain growth in revenue or be able to obtain additional funding, expenditures will be scaled back further in the areas of marketing, advertising, product development, purchases of furniture and fixtures, salaries, bonuses and commissions.

    On December 13, 1996, we completed an initial public offering (the 'Offering') of 2,000,000 shares of our common stock under the name First Virtual Holdings Incorporated, with an offering price of $9.00 per share, resulting in gross proceeds of $18.0 million and net proceeds (less the underwriters' discount and offering expenses) of approximately $15.0 million. Upon completion of the offering, all of the then outstanding shares of preferred stock were converted to common stock.

    On June 23, 1998, at our Annual Meeting of Stockholders, the stockholders approved an investment in MessageMedia by affiliates of SOFTBANK Corp. and SOFTBANK Venture Capital (together 'SOFTBANK') and E*Trade Group Inc. SOFTBANK and affiliates purchased approximately 19.2 million shares of our common stock and became our majority stockholder. On September 10, 1998, SOFTBANK purchased approximately 1.6 million additional shares of our common stock.

    On December 9, 1998, we changed our name to MessageMedia and our NASDAQ National Market symbol to 'MAIL' and amended the Certificate of Incorporation to increase the number of our authorized shares of our common stock from 40,000,000 to 100,000,000. On March 30, 1999, we changed our NASDAQ symbol to 'MESG'.

    On December 9, 1998, we acquired all of the common stock and all outstanding rights of the common stock of EPub in exchange for 5,582,676 shares of our common stock and the assumption by us of options and warrants to acquire up to approximately 417,324 additional shares of our common stock at a weighted average exercise price of $.04 per share.

    On December 11, 1998, we acquired all equity interests, including options, warrants or other purchase rights, if any, in DBits, in exchange for 1,350,320 shares of our common stock and warrants to purchase an additional 250,000 shares of our common stock at an exercise price of $6.00 per share and an additional 250,000 shares of our common stock at $8.00 per share.

    On March 26, 1999, we issued 2,352,942 shares of our common stock in a private placement for net proceeds to us of $9,902,082.

    On August 9, 1999, we acquired all of the common stock and all outstanding rights to acquire shares of the common stock of Revnet in exchange for 3,262,120 shares of our common stock and the

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

assumption of options to acquire up to approximately 681,675 additional shares of our common stock, at a weighted average exercise price of $1.36 per share.

    On August 16, 1999, we acquired all of the common stock and all outstanding rights to acquire shares of the common stock of Decisive in exchange for 2,054,498 shares of our common stock and the assumption by us of options to acquire up to approximately 466,818 additional shares of our common stock, at a weighted average exercise price of $2.69.

    On October 21, 22, and 25, 1999, in three separate closings, we completed a private placement of 4,095,124 shares of our common stock for net proceeds of $40,060,984.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include our accounts and the majority owned subsidiaries in which we have a controlling interest. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS OF PRIOR YEAR AMOUNTS

    Certain 1998 and 1999 balances have been reclassified to conform to the year 2000 presentations.

CASH AND CASH EQUIVALENTS

    We consider all highly liquid investments with an original maturity of less than three months to be cash equivalents.

RESTRICTED CASH

    Restricted cash consists of collateral for letters of credit on three of our leased facilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Our financial instruments include current assets and liabilities. The carrying amount of these financial instruments reported in the balance sheets approximates their fair value.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject us to concentration of credit risk consists primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents in high quality U.S. financial institutions. We extend credit to various customers and establish an allowance for doubtful accounts for specific customers that we determine to have a significant credit risk.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

FURNITURE, EQUIPMENT AND SOFTWARE

    Furniture, equipment and software are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives are five years for furniture and generally three years for equipment and software.

INTANGIBLE ASSETS

    Intangible assets arose primarily from the acquisition of two entities in December 1998 and two entities in August of 1999. The excess of cost over the fair value of the net assets acquired has been allocated to goodwill and developed technology. These intangible assets are being amortized over their useful lives of two years.

ASSET IMPAIRMENT

    In accordance with Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' (SFAS 121), we recognize impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that we expect to dispose of. In the year 2000, we recorded an impairment loss of $2.4 million as a result of the decision to eliminate the e-services line of business and reduce overhead by centralizing our Colorado offices to one facility. Of the $2.4 million loss, $1.0 million related to software for e-services and $1.4 million for facilities. (See note 9.)

FOREIGN CURRENCY TRANSLATION

    The financial statements of MessageMedia Europe are prepared in euros and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and an average rate for the period for the statement of income. The functional currency for MessageMedia Europe is the euro, as such, translation adjustments are reflected as foreign currency translation adjustments within comprehensive income in stockholders' equity and accordingly have no effect on net income. Transaction adjustments for payables denominated in a foreign currency are included in income. Foreign currency transaction adjustments are not material to income.

STOCK-BASED COMPENSATION

    We account for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB 25) and related Interpretations because we believe the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation,' requires the use of option valuation models that were not developed for use in valuing employee stock options. Deferred compensation is recorded only when the fair value of the stock on the date of the option grant exceeds the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

REVENUE RECOGNITION

    We derive our revenue from outsourced e-messaging services and software products and related support services. Prior to July 1998, we derived our revenue from the First Virtual Internet Payment System ('FVIPS') and related consulting services. In the third quarter of 1998, we phased out the operations of the FVIPS and launched our e-messaging services.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    FVIPS revenue consists of consumer and merchant registrations, transaction revenue and marketing revenue. Consumer registration fees and merchant registration fees were recognized over a twelve month period. Also, the related direct costs of processing such registrations and renewals were deferred and amortized over a 12-month period. Transaction revenue and marketing revenue were recognized when earned. The operation of the Internet payment system was discontinued in the third quarter of 1998.

    Effective January 1, 2000, we changed our method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. Previously, we had recognized setup fees as we invoiced the customers for these fees. Under the new accounting method adopted retroactive to January 1, 2000, we now recognize setup fees over the life of the contract. The cumulative effect of the change on prior years resulted in a charge to operations of $192,000, which is included in operations for the year ended December 31, 2000. The effect of the change on the year ended December 31, 2000 was to decrease results of operations before the cumulative effect of the accounting change by $93,000. The pro forma amounts presented in the statement of operations were calculated assuming the accounting change was made retroactively to prior periods. We recognized the $192,000 that was included in the cumulative effect adjustment as follows: $90,000 in revenue for the three months ended March 31, 2000; $50,000 in revenue for the three months ended June 30, 2000; $31,000 in revenue for the three months ended September 31, 2000; and $10,000 in revenue for the three months ended December 31, 2000. The remainder will be recognized in 2001.

    Messaging revenue is recognized as earned in accordance with individual customer contracts, which typically provide for monthly minimums and varying revenue on a per message basis, depending upon monthly message volumes and message complexity. Revenue from e-intelligence service agreements is recognized on a percentage completion basis.

    Statement of Position 97-2, 'Software Revenue Recognition' (SOP 97-2), was issued in October 1997 and was amended by Statement of Position 98-4
(SOP 98-4). Our revenue recognition policies and practices for software license fees are consistent with SOP 97-2 and SOP 98-4. Additionally, SOP 98-9 is effective for transactions entered into beginning January 1, 2000. We recognize revenue on software contracts with terms of one-year or less over the life of the contracts. Revenue on multi-year contracts is typically recognized upon delivery, unless extended payment terms exist. Substantially all of our customers that purchase our software products also enter into annual support and maintenance contracts. Revenue attributable to annual support and maintenance contracts is recognized ratably over the term of the respective agreements. Revenue on hosted software services is recognized as we provide services to the customer.

NET LOSS PER SHARE

    Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, 'Earnings Per Share.' All earnings per share amounts for all periods, have been represented and where appropriate, restated to conform to the SFAS 128 requirements. Due to the antidilutive effect, options, warrants and preferred shares were not included in the calculation of diluted earnings per share.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' ('SFAS 133'). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which amended SFAS 133, delaying its effective date to fiscal years beginning after June 15, 2000. We do not currently hold any derivative instruments nor do we engage in hedging activities. We adopted

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

this accounting standard as required effective January 1, 2001 and it did not have a material impact on our consolidated financial position.

2. BALANCE SHEET DETAILS (IN THOUSANDS)

    Accounts receivable, net consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                            ----       ----
Trade accounts receivable...............................  $  8,560   $  4,546
Other receivables.......................................       491        304
Less allowance for bad debt.............................    (1,142)      (572)
                                                          --------   --------
                                                          $  7,909   $  4,278
                                                          --------   --------
                                                          --------   --------

    Furniture, equipment and software consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                            ----       ----
Equipment...............................................  $ 14,408   $  5,689
Software................................................     5,129      2,122
Furniture...............................................     2,679        224
Leasehold improvements..................................     1,118         --
Less accumulated depreciation...........................    (8,284)    (3,307)
                                                          --------   --------
                                                          $ 15,050   $  4,728
                                                          --------   --------
                                                          --------   --------

    Intangible assets consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                            ----       ----
Developed technology -- Epub............................  $    900   $    900
Goodwill -- Epub........................................    18,200     18,200
Goodwill -- Dbits.......................................     5,833      5,833
Goodwill -- Revnet......................................    39,405     39,405
Goodwill -- Decisive....................................    38,863     39,428
Less accumulated amortization...........................   (79,101)   (28,604)
                                                          --------   --------
                                                          $ 24,100   $ 75,162
                                                          --------   --------
                                                          --------   --------

    Current portion of debt and capital lease obligations consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                            ----       ----
Note payable to bank....................................  $    872   $     --
Obligation under capital leases.........................       719         25
                                                          --------   --------
                                                          $  1,591   $     25
                                                          --------   --------
                                                          --------   --------

    Long-term portion of debt and capital lease obligations consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                            ----       ----
Note payable to bank....................................  $  2,031   $     --
Obligation under capital leases.........................        92         36
                                                          --------   --------
                                                          $  2,123   $     36
                                                          --------   --------
                                                          --------   --------

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. RELATED PARTY TRANSACTIONS

    Marketing and sales expense for the year ended December 31, 1999 included a one-time charge of approximately $855,000 in compensation expense from acceleration of stock options. This compensation expense relates to an employment agreement with a former officer that included an option vesting acceleration clause that was triggered upon MessageMedia obtaining certain sales contracts and/or certain sales levels.

    Other long-term assets includes a note receivable from one of our officers. On July 28, 2000, we entered into an agreement to loan $200,000 to one of our current officers to be paid back to us at the end of two years at an annual interest rate of 8%.

4. BUSINESS SEGMENTS

    In the third quarter of 2000, we organized our business operations under two reportable segments based on the definitions of segments provided under Statement of Financial Accounting Standard No. 131: messaging and related services and software licenses and services. We do not have any intersegment revenue and we evaluate segment performance based on gross profit.

    The revenue and gross profit by segment are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                             2000      1999      1998
                                                             ----      ----      ----
                                                                  (IN THOUSANDS)
Revenues:
    Messaging and related services........................  $23,897   $ 8,214   $  425
    Software licenses and services........................    9,751     1,807       --
    First Virtual Internet Payment System.................       --        --      863
                                                           --------   -------   -------
    Total revenues........................................  $33,648   $10,021   $1,288
                                                           --------   -------   -------
                                                           --------   -------   -------
Gross profit:
    Messaging and related services........................  $ 8,522   $ 3,861   $  395
    Software licenses and services........................    7,801     1,571       --
    First Virtual Internet Payment System.................       --        --      795
                                                           --------   -------   -------
    Total gross profit....................................  $16,323   $ 5,432   $1,190
                                                           --------   -------   -------
                                                           --------   -------   -------

5. JOINT VENTURE

    On March 13, 2000, we entered into a definitive agreement with @viso Limited ('@viso'), a strategic partnership between Vivendi and SOFTBANK Corp. to create MessageMedia Europe B.V. a joint venture between MessageMedia and @viso. Under terms of the joint venture agreement, MessageMedia owns 51% and @viso owns 49% of the joint venture. The initial capitalization of the joint venture was funded with $14.8 million during the second quarter. MessageMedia Europe B.V. is consolidated into our financial statements. For the year ended December 31, 2000, MessageMedia Europe B.V. recorded revenues of approximately $932,000 and a loss after minority interest of approximately $4.7 million. The December 31, 2000 consolidated balance sheet includes total assets of $3.5 million for MessageMedia Europe B.V.

6. NOTES PAYABLE

    In connection with our acquisition of EPub in December 1998, we assumed a note owed to a bank with an interest rate of the bank's prime rate plus 1% and monthly principal payments of $6,250, due through the note's maturity date of June 2000. The note was secured by certain of our assets. As of December 31, 1999, the note has been paid in full. In connection with the note, detachable warrants were issued by EPub. (See Note 8.)

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    On December 29, 2000, we entered into a loan agreement to borrow $3.0 million from a bank with an annual interest rate of 13.28%. The note is payable in monthly principal and interest payments of $100,510 due through the note's maturity date of November 20, 2003. The note is secured by all of our trade receivables. Total annual payments due on the note for the years 2001, 2002 and 2003 are $1.2 million, $1.2 million and $1.1 million, respectively.

    During 2000, we entered into the following letters of credit related to facility operating leases: $664,000 on April 11, 2000, $413,000 on May 15, 2000, $2.3 million on August 24, 2000 and $1.2 million on November 28, 2000. All of these letters of credit have terms of one year and automatically renew annually for the life of the respective operating leases that they secure.

7. COMMITMENTS

LEASES

    We lease our office facilities and certain equipment under non-cancelable operating lease agreements. The facility leases require us to pay standard common area maintenance fees and are subject to certain minimum escalation provisions. Rent expense for all operating leases was approximately $2.8 million, $885,000 and $636,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    We acquired certain equipment capital lease obligations when we acquired Decisive in August 1999 and we entered into additional capital leases during the year 2000. Cost and accumulated depreciation of equipment under capital leases were $1.5 million and $233,000, respectively at December 31, 2000.

    Annual future minimum lease payments for operating and capital leases as of December 31, 2000, are as follows:

                                                              OPERATING   CAPITAL
                                                               LEASES     LEASES
                                                               ------     ------
                                                                (IN THOUSANDS)
2001........................................................  $ 4,785      $ 770
2002........................................................    4,629         99
2003........................................................    4,498         12
2004........................................................    4,495         --
2005........................................................    3,357         --
Thereafter..................................................   10,229         --
                                                               ------      -----
Total minimum lease payments................................  $31,993        881
                                                               ------
                                                               ------
Less amount representing interest...........................                 (70)
                                                                           ------
Present value of future minimum lease payments..............                 811

Less current portion........................................                (719)
                                                                           ------
Long-term portion of obligations under capital leases.......               $  92
                                                                           ------
                                                                           ------

8. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    On October 22, 1997, we completed a private placement of preferred stock and received net proceeds of $4.9 million. Under the private placement agreement, 1,000 shares of Series A redeemable convertible preferred stock were issued at $5,000 per share. The Series A redeemable convertible preferred stock was convertible into common stock at the option of the investors at a per share conversion price equal to the lesser of $5.50 or 80% of the average closing bid price of the common stock for the prior ten days.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    The Series A redeemable convertible preferred stock was redeemable for cash under certain circumstances and carried an annual dividend of 7% payable quarterly, in cash or shares of common stock. The Series A preferred stockholders converted 345 shares into common stock during 1998.

    In June 1998, we issued approximately 9.8 million shares of common stock to SOFTBANK and 833,333 shares of common stock to E*Trade for approximate net proceeds of $6.6 million. In addition, SOFTBANK purchased $5.8 million of our outstanding debt and preferred stock, which were subsequently converted into approximately 8.5 million shares of our common stock. The $5.8 million amount includes a settlement to two of our stockholders who, on February 5, 1998 had filed civil actions against us seeking to recover the principal and interest due under unsecured lines of credit. The total amount of principal and interest paid out as settlement was approximately $1.5 million. Also included in the transaction was the purchase of the 655 remaining outstanding shares from the Series A redeemable convertible preferred stock.

WARRANTS

    In connection with the sale of Series B preferred stock in December 1995 to a financial institution, we issued warrants to purchase shares of Series A and Series B preferred stock. In April 1996, the Series B preferred stockholder partially exercised its warrant by purchasing 465,000 shares of Series B preferred stock at $3.189 per share. As of December 31, 2000, no warrants to purchase shares of Series A or Series B preferred stock remained outstanding. In addition, the Series B preferred stockholder paid us $3,017,115 for warrants to purchase 852,272 shares of Series A preferred stock and 475,734 shares of Series B preferred stock at $0.01 per share. In March 1998, the Series B stockholder exercised its warrant to purchase 852,272 shares of Series A preferred stock, which was immediately converted into shares of our common stock. In December 1999, the warrant for 475,734 series B preferred shares was exercised and immediately converted into common stock.

    In connection with a consulting agreement, an incentive warrant to purchase 300,000 shares of common stock at $5.63 per share was issued on September 24, 1997 to a third party. The first 100,000 shares of common stock can be exercised when the third party produces $10 million of net sales through the use of technology and services that we would provide. The second 100,000 shares of common stock can be exercised when the third party produces $25 million of net sales through the use of technology and services that we would provide and the third 100,000 shares of common stock can be exercised when the third party produces $50 million of net sales through the use of technology and services that we would provide. These warrants expire on December 20, 2003. As of December 31, 2000 no sales have been attributed to the third party's efforts.

    Under a consulting agreement, dated September 8, 1997, a warrant to purchase 65,000 shares of common stock at $5.63 per share was granted to a third party as payment for consulting services rendered. Under the terms of the September 8, 1997 warrant agreement, 20,000 shares became exercisable upon completion (as defined in the agreement) with the remaining 45,000 shares to be exercisable when the third party delivers two catalog merchants to us who execute agreements with us in regards to either licensing of VirtualPINS or interactive messaging services. These warrants expire on December 30, 2002. On September 29, 1997, the warrant to purchase 20,000 shares of our common stock became exercisable and accordingly, we estimated the fair value of the warrant using the Black-Scholes option pricing model. However, no value was allocated to the warrant as the estimated fair value was nominal. This warrant expires on December 30, 2002. In June 1998, the warrant to purchase 45,000 shares of our common stock expired as the incentive terms of this portion of the agreement were not met. On March 3, 1999, an additional warrant for 10,000 common shares at $5.63 was granted to the third party and are exercisable through December 2002. We estimated the fair value of the warrant using the Black-Scholes option pricing model. However, no value was allocated to the warrant as the estimated fair value was nominal.

    In connection with the sale of Series A redeemable convertible preferred stock in October 1997, warrants to purchase up to 850,000 shares of common stock at $5.75 per share were issued to the Series

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

A preferred stockholders. These warrants will expire on October 15, 2001. In June 1998, the original Series A preferred stockholders were granted a reduction in the exercise price of these warrants from $5.75 per share to $1.00 per share. Such warrants carry restrictions as to their exercisability. As of December 31, 2000, all of these warrants, with the exception of 17,000, have been exercised.

    In connection with our acquisition of EPub in December 1998, we assumed a warrant issued to a financial institution which was convertible into 25,564 shares of our common stock at an exercise price of $0.40 per share. This warrant was exercised in February 1999.

    In connection with our acquisition of DBits in December 1998, we issued warrants to purchase an aggregate of 500,000 shares of our common stock, of which 250,000 may be exercised for $6.00 per share and 250,000 may be exercised for $8.00 per share. These warrants are exercisable immediately with the $6.00 warrants expiring on May 11, 2001 and the $8.00 warrants expiring on May 11, 2002. We estimated the fair value of these warrants to be $350,000 using the Black-Scholes option pricing model. 40,340 of the warrants were exercised on April 5, 1999 and 1,000 of the warrants were exercised on June 23, 1999.

STOCK OPTION PLAN

    Our 1994 Incentive and Non-Statutory Stock Option Plan (1994 Plan), under which options to purchase 482,300 shares of common stock were granted, was replaced with the 1995 Stock Plan (1995 Plan). Under the 1995 Plan, we are authorized to issue up to 9,000,000 common shares to officers, employees, directors and certain other individuals providing services to us. In 1999, we authorized the 1999 Non-Officer Stock Option Plan (1999 Plan) under which we can issue up to 3,000,000 common shares to officers and employees. Options granted under the 1995 and 1999 Plans generally vest over four years and are exercisable for a period of up to ten years from the date of grant. Incentive and non-qualified stock options are granted at prices that approximate the fair value of the shares at the date of grant as determined by the board of directors. The following table summarizes stock option activity:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                                SHARES     EXERCISE PRICE
                                                                ------     --------------
Balance at December 31, 1997................................   3,268,093       $4.80
    Options granted.........................................   4,145,919        1.87
    Options assumed in acquisitions.........................     391,760        0.02
    Options exercised.......................................    (659,637)       0.41
    Options canceled........................................  (2,021,348)       4.48
                                                              ----------
Balance at December 31, 1998................................   5,124,787       $2.85
    Options granted.........................................   6,329,644        9.86
    Options assumed in acquisitions.........................   1,148,493        1.90
    Options exercised.......................................  (1,700,049)       1.96
    Options canceled........................................  (1,444,273)       5.11
                                                              ----------
Balance at December 31, 1999................................   9,458,602       $7.17
    Options granted.........................................   6,029,887        2.80
    Options exercised.......................................  (1,444,963)       2.88
    Options canceled........................................  (3,126,613)       8.54
                                                              ----------
Balance at December 31, 2000................................  10,916,913       $4.22
                                                              ----------       -----
                                                              ----------       -----

    Pursuant to the terms of the December 22, 1995 Series B preferred stock Purchase Agreement, on April 11, 1996, our board of directors granted options to purchase 1,000,000 shares of common stock to officers, directors and key employees of the Company at $6.30 per share. These options are fully vested and to date, 425,000 shares have been exercised. In 1999, our board of directors granted additional options to purchase 2,173,000 shares of common stock to officers and directors at a weighted-average

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

exercise price of $7.86 per share. As of December 31, 2000, 811,906 of these options were vested and 100,000 have been cancelled. All of these options were granted outside of our stock option plans and are included in the table above.

    On April 29, 1998, we offered all employees of record the opportunity to re-price their option grants under the 1995 Stock Option Plan to the fair market value of the stock on that date which was $0.94 per share. We cancelled 1,363,876 at a weighted-average exercise price of $4.75 and re-issued the same number of options at $0.94.

    As of December 31, 2000, the 1995 and 1999 plans, as well as the options assumed under the Revnet and Decisive acquisitions, include 1,915,994 options that are exercisable. There are 1,611,405 options available for future grant under the 1995 and 1999 Plans.

    Exercise prices and weighted average remaining contractual life for all options outstanding as of December 31, 2000 are as follows:

                   OPTIONS OUTSTANDING
----------------------------------------------------------             OPTIONS OUTSTANDING OPTIONS EXERCISABLE
                                              WEIGHTED                -----------------------------------------
                                              AVERAGE                 WEIGHTED                         WEIGHTED
                                             REMAINING                AVERAGE                          AVERAGE
                              NUMBER        CONTRACTUAL               EXERCISE         NUMBER          EXERCISE
 RANGE OF EXERCISE PRICE    OUTSTANDING         LIFE                   PRICE         EXERCISABLE        PRICE
 -----------------------    -----------         ----                   -----         -----------        -----
$ 0.01 -  0.32............       49,466          7.17                   $ 0.06            10,993         $ 0.05
$ 0.33 -  0.99............    3,911,191          8.86                     0.52           498,596           0.90
$ 1.00 -  5.00............    1,963,372          8.67                     3.72           337,772           2.70
$ 5.01 - 10.00............    2,841,404          7.63                     6.39         1,629,136           6.47
$10.01 - 15.00............    2,021,938          8.55                    11.85           782,738          11.70
$15.01 - 20.00............      129,542          8.80                    17.16            43,665          17.05
                             ----------                                                ---------
                             10,916,913                                                3,302,900
                             ----------                                                ---------
                             ----------                                                ---------

    Prior to the EPub and Revnet acquisitions, these companies had granted options to certain of their employees at a per share value below the then current fair market value of such shares. As a result, when we acquired EPub and Revnet, we recorded deferred compensation expense for the difference between the exercise price and the fair value of our common stock for options granted. Deferred compensation expense amounted to $285,000, $431,000 and $680,000 for the years ended December 31, 1998, 1999 and 2000.

    Pro forma information regarding net loss is required by SFAS 123 and has been determined as if we had accounted for our employee stock options under the fair value method of that Statement. The fair value for the 2000 options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following assumptions: risk-free interest rate of 5.75%; dividend yield of 0%; and a weighted-average expected life of the option of five years with a volatility factor of 1.95. The fair value for the 1999 options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following assumptions: risk-free interest rate of 5.875%; dividend yield of 0%; and a weighted-average expected life of the option of five years with a volatility factor of 1.25. The fair value for the 1998 options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following assumptions: risk-free interest rate of 5.0%; dividend yield of 0%; and a weighted-average expected life of the option of five years with a volatility factor of .75.

    The weighted average fair values of the options granted during 2000, 1999 and 1998 were $2.64, $9.80 and $2.17, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate,

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income (loss) in the future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. Our pro forma information follows:

                                                                    DECEMBER 31,
                                                        -------------------------------------
                                                           2000          1999         1998
                                                           ----          ----         ----
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net loss applicable to common shares........   $(100,249)    $(59,179)    $(16,513)
Pro forma net loss per common share, basic and
  diluted.............................................   $   (1.79)    $  (1.28)    $  (0.74)

EMPLOYEE STOCK PURCHASE PLAN

    In 1996, we adopted an Employee Stock Purchase Plan (the 'ESPP'), whereby employees, at their option, can purchase shares of our common stock. This is done through a payroll deduction at the lower of 85% of the fair market value on the first day of each ESPP offering period or the end of each period. The ESPP expires at the earliest of December 31, 2006, the date on which all shares available for issuance have been sold or the consummation of a change in control transaction. We have reserved 500,000 shares of common stock for issuance under the ESPP. At December 31, 2000 employees have purchased 257,081 shares through the ESPP and 242,919 shares are available for future purchases.

SHARES RESERVED FOR FUTURE ISSUANCE

    As of December 31, 2000, we have reserved shares of common stock for future issuance as follows:

Stock options...........................................  12,528,318
Warrants................................................     805,660
Employee stock purchase plan............................     242,919
                                                          ----------
                                                          13,576,897
                                                          ----------
                                                          ----------

9. RESTRUCTURE CHARGE

    In the fourth quarter of the year 2000, we recorded a charge of $7.0 million as a result of the decision to eliminate the e-services line of business and reduce overhead by centralizing our Colorado offices to one facility and reducing our occupancy costs in our Chicago and San Francisco sales offices. The restructuring charge includes $2.0 million in facilities related expenses, $1.1 million in e-services contract terminations, $1.5 million of employee severance and related expenses for 125 employees and $2.4 million in asset impairment charges for e-services software and costs related to closing our facilities.

    In the first quarter of 1999, we recorded a charge of $1.0 million as a result of our decision to relocate our corporate headquarters from San Diego, California to a new facility in Boulder Colorado. This decision was made to create efficiencies in our messaging services operations, reduce overhead by centralizing our offices to one facility and eliminate duplication of efforts from similar positions in the separate offices. The merger integration and restructuring activity of MessageMedia, DBits and EPub included the elimination of job responsibilities company wide, resulting in approximately $632,000 of employee severance pay and other related expenses for 17 employees and, approximately $393,000 in moving expenses and costs related to closing our facility. No reversals occurred in 2000. As of December 31, 2000, all termination and relocation costs have been incurred and offset against this reserve.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    In the second quarter 1998, we recorded a restructuring charge of $812,000 as a result of our decision to focus our efforts on the messaging platform, initiate efforts to cease operations of the FVIPS and better align our cost structure with expected revenue projections. The restructuring charge included the elimination of job responsibilities company wide, resulting in approximately $545,000 of employee severance pay and other related expenses for 21 employees and approximately $267,000 related to relocating our corporate office and termination fees for cancellation of certain contracts related to FVIPS. No reversals occurred in 2000. As of December 31, 2000, all termination and relocation costs have been incurred and offset against this reserve.

    Under the 2000 restructure plan, we have made total payments, disposals and reversals as follows:

                                                                                         BALANCE AT
                                            THROUGH DECEMBER 31, 2000                DECEMBER 31, 2000
                                  ----------------------------------------------   ----------------------
                                      CASH       NON-CASH            RESTRUCTURE   FUTURE CASH     TOTAL
                                  EXPENDITURES   CHARGES    TOTAL     REVERSAL     EXPENDITURES   CHARGES
                                  ------------   -------    -----     --------     ------------   -------
                                                              (IN THOUSANDS)
Year 2000 Restructure Plan:
    Personnel reduction costs...      $441        $   --    $  441      $ --          $1,035      $1,476
    Contract termination
      costs.....................        23            --        23        --           1,149       1,172
    Impairment of assets........        --         2,382     2,382        --              --       2,382
    Facility reduction costs....        --            --        --        --           1,979       1,979
                                      ----        ------    ------      ----          ------      ------
        Total restructuring
          costs                       $464        $2,382    $2,846      $ --          $4,163      $7,009
                                      ----        ------    ------      ----          ------      ------
                                      ----        ------    ------      ----          ------      ------

    We estimate that all of the future cash expenditures related to this plan will be made by December 31, 2001.

10. INCOME TAXES

    For the years ended December 31, 2000 and 1999, there was no current or deferred tax expense.

    The following table reconciles the federal statutory tax expense to the effective income tax expense attributable to continuing operations:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                                ----       ----
Variations from the federal statutory rate are as follows:
    Expected federal income tax expense at statutory rate
      are as follows........................................  $(27,243)  $(16,210)
    Effect of permanent differences.........................    17,755      5,288
    State income tax expense net of federal benefit.........    (1,145)    (1,319)
    Other...................................................      (552)        --
    Valuation allowance.....................................    11,185     12,241
                                                              --------   --------
    Income tax expense......................................  $     --   $     --
                                                              --------   --------
                                                              --------   --------

    Significant components of our deferred tax assets as of December 31, 2000 and 1999 are shown below (in thousands). Valuation allowances of $44.4 million and $30.4 million have been recognized for 2000 and 1999, respectively, to offset the net deferred tax assets, as realization of such assets is uncertain.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                                ----        ----
Deferred tax assets:
    Net operating loss carryforwards........................  $  36,983   $ 28,230
    R&D credit..............................................      2,478      1,329
    Restructuring expense...................................      2,025         --
    Other...................................................      2,874      1,135
                                                              ---------   --------
        Total deferred tax assets...........................     44,360     30,694

Deferred tax liabilities:
    Acquired Intangibles....................................         --      (329)
                                                              ---------   --------
        Total deferred tax liabilities......................         --      (329)
Valuation allowance for deferred tax assets.................    (44,360)  (30,365)
                                                              ---------   --------
Net deferred tax assets.....................................  $      --   $     --
                                                              ---------   --------
                                                              ---------   --------

    At December 31, 2000, we had federal, California and Colorado tax net operating loss carryforwards of approximately $33.9 million, $1.8 million and $1.2 million. These federal, California and Colorado carryforwards will begin to expire in 2010, 2000 and 2019, respectively, unless previously utilized. We also have federal and California state research credit carryforwards of approximately $1.6 million and $862,000, respectively, which will begin expiring in 2010, unless previously utilized.

    Pursuant to Internal Revenue Code Sections 382 and 383, use of our net operating losses and tax credit carryforwards will be limited because of a cumulative change in ownership of more than 50% that occurred during 1999. Such tax net operating losses and credit carryforwards have been reduced, including the related deferred tax assets.

11. ACQUISITIONS

ACQUISITION OF EPUB

    On December 9, 1998, we acquired all of the common stock and all outstanding rights of the common stock of EPub in exchange for 5,582,676 shares of our common stock and the assumption by us of options and warrants to acquire up to approximately 417,324 additional shares of our common stock at a weighted average exercise price of $0.04 per share. The purchase price was calculated to be $20,763,300 based on the fair market value of $3.38 per share of our common stock. The purchase price included merger costs of $500,000. The transaction was accounted for using the purchase method of accounting and as a result intangible assets of $18,200,259 in goodwill and $900,000 of developed technology was recorded related to this acquisition.

ACQUISITION OF DBITS

    On December 11, 1998, we acquired all equity interests, including options, warrants or other purchase rights, if any, in DBits, in exchange for 1,305,320 shares of our common stock and warrants to purchase an additional 250,000 shares of our common stock at an exercise price of $6.00 per share and an additional 250,000 shares of our common stock at $8.00 per share. The purchase price was calculated to be $5,577,635 based on the fair market value of $3.65 per share of our common stock. The purchase price included merger costs of $300,000 and the value of warrants of $350,000. The transaction was accounted for using the purchase method of accounting and as a result intangible assets of $5,833,357 in goodwill was recorded related to this acquisition.

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

ACQUISITION OF REVNET

    On August 9, 1999, we acquired all of the common stock and all outstanding rights to acquire shares of the common stock of Revnet Systems, Inc. in exchange for 3,262,120 of our shares common stock and the assumption of options to acquire up to approximately 681,675 additional shares of our common stock, at a weighted average exercise price of $1.36. The purchase price was calculated to be $41,834,901 based on the fair market value of $10.64 per share of our common stock. The purchase price also included acquisition costs of $800,000. The transaction was accounted for using the purchase method of accounting and as a result intangible assets of $39,404,967 in goodwill was recorded related to this acquisition.

ACQUISITION OF DECISIVE

    On August 16, 1999, we acquired all of the common stock and all outstanding rights to acquire shares of the common stock of Decisive Technology Corporation in exchange for 2,054,498 shares of our common stock and our assumption of options to acquire up to approximately 466,818 additional shares of our common stock, at a weighted average exercise price of $2.69. The transaction was accounted for using the purchase method of accounting and goodwill was recorded. The purchase price was calculated to be $39,635,955 based on the fair market value of $16.03 per share of our common stock. The purchase price also included acquisition costs of $475,000. The transaction was accounted for using the purchase method of accounting. The transaction was accounted for using the purchase method of accounting and as a result intangible assets of $39,428,361 in goodwill was recorded related to this acquisition.

    On the date of the acquisition, we implemented a plan to relocate the Decisive facility to Colorado. We established a reserve for approximately $328,000 which included costs associated with employee relocation or termination costs and other miscellaneous facility closure costs. As of December 31, 2000, all termination and relocation costs have been incurred and offset against this reserve.

12. UNAUDITED QUARTERLY RESULTS (IN THOUSANDS, EXCEPT SHARE DATA)

    The following tables contain selected unaudited 2000 and 1999 consolidated results of operations on a quarterly basis. The restated amounts were calculated assuming the accounting change was made retroactively to prior periods in the year 2000. (See note 1.)

                                               FOURTH                                  SECOND QUARTER
                                               QUARTER       THIRD QUARTER ENDED            ENDED            FIRST QUARTER ENDED
                                                ENDED        SEPTEMBER 30, 2000         JUNE 30, 2000          MARCH 31, 2000
                                            DECEMBER 11,    ---------------------   ---------------------   ---------------------
                                                2000        REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                                                ----        --------    --------    --------    --------    --------    --------
Net revenues..............................    $   8,014     $  10,231   $  10,278   $   8,476   $   8,403   $   7,043   $   6,953
Gross profit..............................        2,287         5,425       5,472       4,615       4,542       4,112       4,022
Net loss before cumulative effect of
 change in accounting principle...........                                                                                (18,735)
Cumulative effect of change in accounting
 principle................................                                                                                   (192)
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------
Net loss..................................    $ (30,373)    $ (19,243)  $ (19,196)  $ (19,585)  $ (19,658)  $ (18,645)  $ (18,927)
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------
Amounts per common share:
   Net loss before cumulative effect of
    change in accounting principle........                                                                              $    (.34)
   Cumulative effect of change in
    accounting principle..................                                                                                 --
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------
Net loss..................................    $    (.54)    $    (.34)  $    (.34)  $    (.35)  $    (.35)  $    (.34)  $    (.34)
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------
                                              ---------     ---------   ---------   ---------   ---------   ---------   ---------

                               MESSAGEMEDIA, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                     FOURTH                         SECOND       FIRST
                                                     QUARTER      THIRD QUARTER     QUARTER     QUARTER
                                                      ENDED           ENDED          ENDED       ENDED
                                                  DECEMBER 31,    SEPTEMBER 30,    JUNE 30,    MARCH 31,
                                                      1999             1999          1999         1999
                                                      ----             ----          ----         ----
Net revenue.....................................    $   4,912       $   3,053      $  1,302     $    754
Gross profit....................................        2,390           1,367         1,029          646
Net loss........................................    $ (19,364)      $ (13,749)     $ (6,152)    $ (7,004)
                                                    ---------       ---------      --------     --------
                                                    ---------       ---------      --------     --------
Net loss per share, basic and diluted...........    $    (.36)      $    (.29)     $   (.14)    $   (.17)
                                                    ---------       ---------      --------     --------
                                                    ---------       ---------      --------     --------

13. 401(k) PROFIT SHARING PLAN

    We maintain a 401(k) profit sharing plan which allows substantially all employees to contribute up to 15% of their salary, subject to annual limitations and requirements that we set. The Board of Directors may, at its sole discretion, approve company contributions. To date, there have been no company contributions under the plan.

14. SUBSEQUENT EVENTS

    On February 23, 2001, we received additional funding from SOFTBANK Venture Capital, Pequot Capital Management and Rebar LLC through a private placement of 11,267,606 shares of our common stock for net proceeds to us of $7.7 million, after issuance costs.

                                                                      APPENDIX A

                                                                  EXECUTION COPY

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                                     among
                                DOUBLECLICK INC.
                            ATLAS ACQUISITION CORP.
                                      and
                               MESSAGEMEDIA, INC.

                            Dated as of June 1, 2001

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
ARTICLE I DEFINITIONS.                                                                A-1
    SECTION 1.01       Certain Defined Terms.......................................   A-1

ARTICLE II THE MERGER..............................................................   A-4
    SECTION 2.01       The Merger..................................................   A-4
    SECTION 2.02       Closing.....................................................   A-5
    SECTION 2.03       Effective Time..............................................   A-5
    SECTION 2.04       Effect of the Merger........................................   A-5
    SECTION 2.05       Certificate of Incorporation; Bylaws; Directors and Officers
                         of Surviving Corporation..................................   A-5

ARTICLE III CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES.....................   A-5
    SECTION 3.01       Conversion of Shares........................................   A-5
    SECTION 3.02       Exchange of Shares Other than Treasury Shares...............   A-6
    SECTION 3.03       Stock Transfer Books........................................   A-7
    SECTION 3.04       No Fractional Share Certificates............................   A-7
    SECTION 3.05       Options and Warrants to Purchase Company Common Stock.......   A-7
    SECTION 3.06       Unvested Stock..............................................   A-8
    SECTION 3.07       Company Stock Purchase Plan.................................   A-8
    SECTION 3.08       Certain Adjustments.........................................   A-8
    SECTION 3.09       Lost, Stolen or Destroyed Certificates......................   A-9
    SECTION 3.10       Taking of Necessary Action; Further Action..................   A-9

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMPANY...............................   A-9
    SECTION 4.01       Organization and Qualification; Subsidiaries................   A-9
    SECTION 4.02       Certificate of Incorporation and Bylaws.....................  A-10
    SECTION 4.03       Capitalization..............................................  A-10
    SECTION 4.04       Authority Relative to This Agreement........................  A-11
    SECTION 4.05       No Conflict; Required Filings and Consents..................  A-11
    SECTION 4.06       Permits; Compliance with Laws...............................  A-11
    SECTION 4.07       SEC Filings; Financial Statements...........................  A-12
    SECTION 4.08       Absence of Certain Changes or Events........................  A-12
    SECTION 4.09       Employee Benefit Plans; Labor Matters.......................  A-13
    SECTION 4.10       Customers and Suppliers.....................................  A-16
    SECTION 4.11       Certain Tax Matters.........................................  A-16
    SECTION 4.12       Contracts...................................................  A-16
    SECTION 4.13       Litigation..................................................  A-16
    SECTION 4.14       Environmental Matters.......................................  A-16
    SECTION 4.15       Intellectual Property.......................................  A-16
    SECTION 4.16       Taxes.......................................................  A-19
    SECTION 4.17       Insurance...................................................  A-20
    SECTION 4.18       Properties; Bank Accounts...................................  A-21
    SECTION 4.19       Affiliates..................................................  A-21
    SECTION 4.20       Opinion of Financial Advisor................................  A-21
    SECTION 4.21       Brokers.....................................................  A-21
    SECTION 4.22       Certain Business Practices..................................  A-22
    SECTION 4.23       Business Activity Restriction...............................  A-22
    SECTION 4.24       Section 203 of the DGCL Not Applicable......................  A-22

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB..................  A-22
    SECTION 5.01       Organization and Qualification..............................  A-22
    SECTION 5.02       Certificate of Incorporation and Bylaws.....................  A-22
    SECTION 5.03       Capitalization..............................................  A-22
    SECTION 5.04       Authority Relative to This Agreement........................  A-23
    SECTION 5.05       No Conflict; Required Filings and Consents..................  A-23

                                                                                     PAGE
                                                                                     ----
    SECTION 5.06       SEC Filings; Financial Statements...........................  A-24
    SECTION 5.07       Certain Tax Matters.........................................  A-24
    SECTION 5.08       Brokers.....................................................  A-24
    SECTION 5.09       No Parent Material Adverse Effect...........................  A-24

ARTICLE VI COVENANTS...............................................................  A-25
    SECTION 6.01       Conduct of Business Pending the Closing.....................  A-25
    SECTION 6.02       Notices of Certain Events...................................  A-26
    SECTION 6.03       Access to Information; Confidentiality......................  A-27
    SECTION 6.04       No Solicitation of Transactions.............................  A-27
    SECTION 6.05       Tax-Free Transaction........................................  A-28
    SECTION 6.06       Control of Operations.......................................  A-28
    SECTION 6.07       Further Action; Consents; Filings...........................  A-28
    SECTION 6.08       Additional Reports..........................................  A-29
    SECTION 6.09       Tax Matters.................................................  A-29
    SECTION 6.10       Employee Benefits...........................................  A-29

ARTICLE VII ADDITIONAL AGREEMENTS..................................................  A-30
    SECTION 7.01       Registration Statement; Proxy Statement.....................  A-40
    SECTION 7.02       Company Stockholders' Meetings..............................  A-31
    SECTION 7.03       Indemnification; Directors' and Officers' Insurance.........  A-32
    SECTION 7.04       No Shelf Registration.......................................  A-32
    SECTION 7.05       Public Announcements........................................  A-32
    SECTION 7.06       NNM Listing.................................................  A-33
    SECTION 7.07       Company Stock Options/Registration Statements on Form S-8...  A-33
    SECTION 7.08       Employee Benefit Matters....................................  A-33
    SECTION 7.09       Affiliates..................................................  A-33
    SECTION 7.10       Taking of Additional Actions................................  A-33

ARTICLE VIII CONDITIONS TO THE MERGER..............................................  A-33
    SECTION 8.01       Conditions to the Obligations of Each Party to Consummate
                         the Merger................................................  A-33
    SECTION 8.02       Conditions to the Obligations of Company....................  A-34
    SECTION 8.03       Conditions to the Obligations of Parent.....................  A-34

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER.......................................  A-35
    SECTION 9.01       Termination.................................................  A-35
    SECTION 9.02       Effect of Termination.......................................  A-36
    SECTION 9.03       Amendment...................................................  A-37
    SECTION 9.04       Waiver......................................................  A-37
    SECTION 9.05       Termination Fee; Expenses...................................  A-37

ARTICLE X GENERAL PROVISIONS.......................................................  A-37
    SECTION 10.01      Non-Survival of Representations and Warranties..............  A-37
    SECTION 10.02      Notices.....................................................  A-38
    SECTION 10.03      Severability................................................  A-38
    SECTION 10.04      Assignment; Binding Effect; Benefit.........................  A-38
    SECTION 10.05      Incorporation of Exhibits...................................  A-39
    SECTION 10.06      Governing Law...............................................  A-39
    SECTION 10.07      Waiver of Jury Trial........................................  A-39
    SECTION 10.08      Headings; Interpretation....................................  A-39
    SECTION 10.09      Counterparts................................................  A-39
    SECTION 10.10      Entire Agreement............................................  A-39

                                         ANNEXES
    ANNEX A            Stockholder Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of June 1, 2001 (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this 'Agreement'), among DOUBLECLICK INC., a Delaware corporation ('Parent'), MESSAGEMEDIA, INC., a Delaware corporation ('Company'), and ATLAS ACQUISITION CORP., a Delaware corporation and a direct wholly owned Subsidiary of Parent ('Merger Sub').

                                  WITNESSETH:

    WHEREAS, the boards of directors of Parent and Company have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Merger Sub with and into Company (the 'Merger') and have approved and adopted this Agreement;

    WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain stockholders of Company have entered into a stockholder agreement ('Stockholder Agreement') in the form attached hereto as Annex A;

    WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the 'DGCL'), Parent will acquire all of the common stock of Company through the Merger of Merger Sub with and into Company; and

    WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a 'reorganization' under Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the 'Code'), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of
Section 368 of the Code.

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    SECTION 1.01 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

    'Affiliate' shall mean, with respect to any Person, any other Person that controls, is controlled by or is under common control with the first Person.

    'Blue Sky Laws' shall mean state securities or 'blue sky' Laws.

    'Business Day' shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law or executive order to close in the City of New York.

    'Company Common Stock' shall mean the shares of common stock, par value $0.001 per share, of Company.

    'Company Competing Transaction' shall mean any of the following involving Company (other than the Merger):

        (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction (other than, for the purpose of Section 9.05(b)(ii)(B), such a transaction in which Company acquires another Person and the shares of Company Common Stock issued to the equityholders of such other Person constitute less than 50% of the capital stock of the successor company in such transaction);

        (ii) any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of Company and the Company Subsidiaries (as defined in Section 4.01), taken as a whole, in a single transaction or series of related transactions;

        (iii) any tender offer or exchange offer for 20% or more of the outstanding voting securities of Company or the filing of a registration statement under the Securities Act in connection therewith;

        (iv) any Person having acquired 'beneficial ownership' or the right to acquire 'beneficial ownership' of, or any 'group' (as such terms are defined under Section 13(d) of the Exchange Act) having been formed that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of Company;

        (v) any solicitation in opposition to the approval of this Agreement by the stockholders of Company; or

        (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    'Company Disclosure Schedule' shall mean the disclosure schedule delivered by Company to Parent concurrently with the execution of this Agreement and forming a part hereof.

    'Company Material Adverse Effect' shall mean any change in or effect on the business of Company or the Company Subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, prospects, financial condition or results of operations of Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, in and of themselves, be considered a Company Material Adverse Effect: (a) any decrease in the market price or trading volume of the Company Common Stock after the date hereof or the de-listing thereof from the NNM listing or a litigation relating thereto; (b) the fact that Company does not meet the revenue predictions in Company's internal projections separately delivered to Parent on the date hereof; (c) any litigation or loss of current or prospective customers, employees, suppliers or distributors, or any reductions in sales or revenues, that arose from the announcement or pendency of the Merger; (d) any changes in general economic conditions or changes affecting the industry generally in which Company operates (provided that such changes do not affect Company in a materially disproportionate manner); (e) any adverse change arising from or relating to any change in accounting requirements or principles or any change in applicable Laws, rules or regulations or the interpretation thereof and (f) any loss of customers to Parent or DoubleClick Email Canada Inc. (formerly known as FloNetwork Inc.).

    'Company Stock Plans' shall mean Company's 1995 Stock Plan and 1999 Non-Officer Stock Option Plan and Decisive Technology Corporation's 1996 Stock Option Plan.

    'Company Stock Purchase Plan' shall mean Company's Employee Stock Purchase Plan.

    'Confidentiality Agreement' shall mean the confidentiality agreement, dated as of February 22, 2001, between Parent and Company.

    '$' shall mean United States Dollars.

    'Encumbrances' shall mean all claims, security interests, liens, pledges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other similar encumbrance or right.

    'Environmental Law' shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material.

    'Environmental Permit' shall mean any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

    'ERISA' shall mean the Employee Retirement Income Security Act of 1974, as amended.

    'Exchange Act' shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

    'Expenses' shall mean, with respect to any party hereto, all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement (as defined in Section 7.01) and the Proxy Statement (as defined in
Section 7.01), the solicitation of stockholder approvals, the filing of HSR Act notification and report form, if any, and all other matters related to the transactions contemplated hereby and the closing of the Merger.

    'Governmental Entity' shall mean any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body.

    'Governmental Order' shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

    'Hazardous Material' shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

    'HSR Act' shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder.

    'IRS' shall mean the United States Internal Revenue Service.

    'Knowledge of Company' shall mean that any officer or director of Company or any Company Subsidiary is actually aware of a fact or other matter or should have been aware of a fact or other matter based upon reasonable inquiry and investigation.

    'Knowledge of Parent' shall mean that any officer or director of Parent is actually aware of a fact or other matter or should have been aware of a fact or other matter based upon reasonable inquiry and investigation.

    'Law' shall mean any Federal, state, foreign or local statute, law, ordinance, regulation, rule, code, order, judgment, decree, other requirement or rule of law of the United States or any other jurisdiction, and any other similar act or law.

    'NNM' shall mean The Nasdaq National Market.

    'Parent Common Stock' shall mean the shares of common stock, par value $0.001 per share, of Parent.

    'Parent Convertible Notes' shall mean the $250,000,000 4.75% Convertible Notes of Parent due 2006.

    'Parent Disclosure Schedule' shall mean the disclosure schedule delivered by Parent to Company concurrently with the execution of this Agreement and forming a part hereof.

    'Parent Material Adverse Effect' shall mean any change in or effect on the business of Parent and the Parent Subsidiaries (as defined in Section 5.03) that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, in and of themselves, be considered a Parent Material Adverse Effect: (a) any decrease in the market price or trading volume of the Parent Common Stock after the date hereof or a litigation relating thereto; (b) any changes in general economic conditions or changes affecting the industry generally in which Parent operates (provided that such changes do not affect Parent in a materially disproportionate manner); or (c) any adverse change arising from or relating to any change in accounting requirements or principles or any change in applicable Laws, rules or regulations or the interpretation thereof.

    'Parent Stock Plans' shall mean Parent's 1996 Stock Plan, 1997 Stock Incentive Plan, 1999 Non-Officer Stock Option/Stock Issuance Plan, Employee Stock Purchase Plan and all plans assumed by Parent in connection with its acquisitions.

    'Permitted Encumbrances' shall mean (i) liens for Taxes, assessments and other governmental charges not yet due and payable, (ii) immaterial unfiled mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like liens arising or incurred in the ordinary course of business which are not yet due and payable, (iii) equipment leases with third parties entered into in the ordinary course of business, (iv) liens held by Wells Fargo Equipment Finance, Inc. on all of Company's assets and (v) Encumbrances described on Section 4.18 of the Company Disclosure Schedule.

    'Person' shall mean an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, syndicate, individual (including, without limitation, a 'person' as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

    'SEC' shall mean the United States Securities and Exchange Commission.

    'Securities Act' shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

    'Subsidiary' shall mean, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary of such Person) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, other than, with respect to Company and the Company Subsidiaries, Message Media Europe, B.V., a company existing under the laws of the Netherlands, and any of its Subsidiaries.

    'Tax' shall mean (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or other taxing authority ('Taxing Authority'), including, without limitation, income, franchise, windfall or other profits, gross or net receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth taxes; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; and (iii) any liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person.

    'Tax Return' shall mean any return, statement or form (including, without limitation, any estimated tax report or return, withholding tax reports or return and information report or return) required to be filed with respect to any Taxes.

    'U.S. GAAP' shall mean United States generally accepted accounting principles.

                                   ARTICLE II
                                   THE MERGER

    SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 2.03), Merger Sub shall be merged with and into Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation of the Merger, as a wholly owned Subsidiary of Parent (the 'Surviving Corporation'). Notwithstanding the foregoing, Parent may elect at any time prior to the Effective Time to change the method of effecting the business combination between Parent and Company if and to the extent that Parent deems such change to be desirable, including, without limitation, (a) in lieu of merging Merger Sub with and into Company as provided herein, to merge Company with and into Merger Sub or to merge Company with and into Parent (provided that Company shall not be deemed to have breached any of its representations, warranties, covenants or other agreements set forth herein solely by reason of such election), or (b) to substitute any direct or indirect wholly owned Subsidiary of Parent for Merger Sub as a constituent corporation in the Merger; provided, however, such change shall not be effected without Company's prior written consent if such change will negatively affect Company or its stockholders. In the event of an election by Parent to the effect of any such change, the parties shall execute an appropriate amendment to this Agreement.

    SECTION 2.02 Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to
Section 9.01 and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Merger shall take place as promptly as practicable (and in any event within three (3) Business Days) after satisfaction or waiver of the conditions set forth in Article VIII, at a closing (the 'Closing') to be held at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, unless another date, time or place is agreed to by Parent and Company.

    SECTION 2.03 Effective Time. At and after the time of the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger (the 'Certificate of Merger') with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing, or such later date and time as may be set forth therein, being the 'Effective Time').

    SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in Company as the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of Company as the Surviving Corporation.

    SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by Parent and Company before the Effective Time, at the Effective Time:

        (a) subject to the requirements of Section 7.03(a), the Certificate of Incorporation and the Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such Certificate of Incorporation or Bylaws; provided, however, that
    Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to change the name of the Surviving Corporation;

        (b) the officers of Merger Sub immediately prior to the Effective Time shall serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal; and

        (c) the directors of Merger Sub immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal.

                                  ARTICLE III
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    SECTION 3.01 Conversion of Shares. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

        (a) Each share of Company Common Stock issued and outstanding immediately before the Effective Time (excluding those shares to be cancelled in accordance with Section 3.01(b)) and all rights in respect thereof shall forthwith cease to exist and be converted into and exchangeable for .0436 share (the 'Exchange Ratio') of Parent Common Stock.

        (b) Each share of Company Common Stock held in the treasury of Company or owned by Parent, Merger Sub or any wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of

    Parent, the Surviving Corporation or any other corporation shall be issuable, and no payment of other consideration shall be made, with respect thereto.

        (c) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing shares of Merger Sub common stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation common stock into which such shares of Merger Sub common stock shall have been converted.

    SECTION 3.02 Exchange of Shares Other than Treasury Shares.

    (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with American Stock Transfer & Trust Company, Inc. or such other bank or trust company as may be designated by Parent to act as exchange agent for the Merger (the 'Exchange Agent').

    (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for the benefit of the holders of Company Common Stock: (i) certificates of Parent Common Stock ('Parent Certificates') representing the number of whole shares of Parent Common Stock issuable pursuant to Section 3.01(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time and
(ii) sufficient funds to permit payment in lieu of fractional shares pursuant to
Section 3.04.

    (c) Exchange Procedures. The Exchange Agent shall mail to each holder of record of certificates representing shares of Company Common Stock ('Company Certificates'), whose shares were converted into the right to receive Parent Common Stock (and cash in lieu of fractional shares pursuant to Section 3.04) promptly after the Effective Time (and in any event not later than the later to occur of seven (7) Business Days after (i) the Effective Time and (ii) receipt by Parent of a complete list from Company of the names and addresses of its holders of record): (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon receipt of the Company Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for Parent Certificates (and cash in lieu of fractional shares). Upon surrender of a Company Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Company Certificate shall be entitled to receive, in exchange therefor, a Parent Certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to this Article III, dividends or distributions declared or made on such Parent Common Stock after the Effective Time and payable between the Effective Time and the time of such surrender and/or payment of cash in lieu of fractional shares which such holder has the right to receive pursuant to
Section 3.04, and the Company Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, to represent for all purposes only the right to receive the number of full shares of Parent Common Stock into which such shares of Company Common Stock are so convertible, any dividends or distributions declared or made on such Parent Common Stock after the Effective Time and payable between the Effective Time and the time of such surrender and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 3.04. Notwithstanding any other provision of this Agreement, no interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article III.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to the effect of applicable escheat or similar Laws, following surrender of any such Company Certificate, there shall be paid to the record holder of the Parent Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 3.02(d)) with respect to such shares of Parent Common Stock.

    (e) Transfer of Ownership. If any Parent Certificate is to be issued in a name, or cash in lieu of fractional shares paid to a Person, other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance and/or payment thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the issuance of a Parent Certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

    (f) Termination of Exchange Agent Funding. Any portion of funds (including any interest earned thereon) or Parent Certificates held by the Exchange Agent which have not been delivered to holders of Company Certificates pursuant to this Article III within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by this Section 3.02 shall thereafter look only to Parent (subject to abandoned property, escheat and similar Laws) only as general creditors thereof for their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to Parent Common Stock to which they are entitled.

    (g) No Liability. Notwithstanding anything to the contrary in this
Section 3.02, none of the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to any Person in respect of any shares of Parent Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

    SECTION 3.03 Stock Transfer Books. As of the Effective Time, the stock transfer books of Company shall be closed, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of any such stock transfer books. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the stock transfer records of Company at the Effective Time, a certificate or certificates representing the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 3.04 hereof, and a cash payment in the amount of dividends, if any, in accordance with Section 3.02(d) hereof, if the certificate or certificates representing such shares of Company Common Stock, as the case may be, is or are surrendered in accordance with the provisions of Section 3.02(c) hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer Tax.

    SECTION 3.04 No Fractional Share Certificates. No scrip or fractional share Parent Certificate shall be issued upon the surrender for exchange of Company Certificates, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of Parent or of Surviving Corporation with respect to such fractional share interest. As promptly as practicable following the Effective Time, Parent shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash, rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) by (ii) the closing price for a share of Parent Common Stock on the NNM on the Business Day immediately prior to the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding Taxes, to such holders of Company Common Stock subject to and in accordance with the terms of Section 3.02 hereof.

    SECTION 3.05 Options and Warrants to Purchase Company Common Stock. At the Effective Time, the Company Stock Plans and each option granted by Company to purchase shares of Company

Common Stock pursuant to the Company Stock Plans or otherwise listed on Schedule
4.03 of the Company Disclosure Schedule ('Company Stock Options') which is outstanding and unexercised immediately prior to the Effective Time, and each warrant to purchase shares of Company Common Stock ('Company Warrants') listed on Schedule 4.03 of the Company Disclosure Schedule which is outstanding and unexercised immediately prior to the Effective Time, shall be assumed by Parent and converted into an option or warrant, as the case may be, to purchase shares of Parent Common Stock in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time (except (a) to the extent that such terms, conditions and restrictions may be altered in accordance with their terms, or the terms of the agreements between Company and the holder of a Company Stock Option set forth on Section 3.05 of the Company Disclosure Schedule, as a result of the Merger contemplated hereby and (b) that all references in each such Company Stock Option or Company Warrant to Company shall be deemed to refer to Parent):

        (a) the number of shares of Parent Common Stock to be subject to the new option or warrant, as the case may be, shall be equal to the product of
    (x) the number of shares of Company Common Stock subject to the original Company Stock Option or Company Warrant immediately prior to the Effective Time and (y) the Exchange Ratio;

        (b) the exercise price per share of Parent Common Stock under the new option or warrant, as the case may be, shall be equal to (x) the exercise price per share of Company Common Stock in effect under the original Company Stock Option or Company Warrant immediately prior to the Effective Time divided by (y) the Exchange Ratio; and

        (c) in effecting such assumption and conversion, the aggregate number of shares of Parent Common Stock to be subject to each assumed Company Stock Option or Company Warrant will be rounded down, if necessary, to the next whole share and the aggregate exercise price shall be rounded up, if necessary, to the next whole cent.

    The adjustments provided herein with respect to any options that are 'incentive stock options' (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code.

    SECTION 3.06 Unvested Stock. At the Effective Time, any unvested shares of Company Common Stock awarded to, or otherwise held by, employees, directors and consultants pursuant to a Company Stock Plan outstanding immediately prior to the Effective Time shall be converted into unvested shares of Parent Common Stock in accordance with the Exchange Ratio and shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time. All outstanding rights which Company may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock shall be assigned to the Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and subject to the same conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be adjusted to reflect the Exchange Ratio (with the number of shares rounded down to the nearest whole share and the purchase price rounded up to the nearest whole cent).

    SECTION 3.07 Company Stock Purchase Plan. Immediately prior to the Effective Time, each outstanding purchase right pursuant to the Company Stock Purchase Plan shall be exercised for the purchase of Company Common Stock at the price per share set forth in the Company Stock Purchase Plan, and the Company Common Stock so purchased shall be considered issued and outstanding immediately prior to the Effective Time and shall be converted pursuant to Section 3.02 hereof. The Company Stock Purchase Plan shall terminate effective with such exercise of purchase rights described herein and no further purchase rights shall be granted thereafter.

    SECTION 3.08 Certain Adjustments. If between the date of this Agreement and the Effective Time, (a) the outstanding shares of Parent Common Stock, or Company Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or (b) except as otherwise permitted pursuant to this Agreement, the number of outstanding shares of Company Common Stock (calculated in accordance with the Treasury Method under U.S. GAAP as of the date of this Agreement) is in excess of that specified in Section 4.03 or disclosed on Schedule 4.03 of the Company Disclosure Schedule (regardless of whether such excess is a result of an additional issuance of capital stock or a correction to such Sections), then, in either case, the Exchange Ratio shall be adjusted accordingly to provide to Parent and Company the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or increase.

    SECTION 3.09 Lost, Stolen or Destroyed Certificates. In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 3.01; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

    SECTION 3.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of Company are hereby fully authorized in the name of their corporation or otherwise to take, and will use all good faith efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company hereby represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the Company Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article IV and any other representation or warranty of Company to the extent that it is apparent from such disclosure that such disclosure is applicable to such other representation or warranty, that:

    SECTION 4.01 Organization and Qualification; Subsidiaries.

    (a) Company has been duly organized and is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary of Company (a 'Company Subsidiary') has been duly organized and is validly existing and in 'good standing' (with respect to jurisdictions that recognize the concept of good standing or similar concepts) under the Laws of the jurisdiction in which it is incorporated or chartered and has the requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Company and the Company Subsidiaries is duly qualified or licensed to do business, and is in 'good standing' (with respect to jurisdictions that recognize the concept of good standing or similar concepts), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

    (b) Company does not own, directly or indirectly, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership or joint venture arrangement, other business entity or other Person. Schedule 4.01(b) of the Company Disclosure Schedule sets forth the percentage of the equity or similar interest in each such corporation, partnership or joint venture arrangement, other business entity or other Person owned by Company and the Company Subsidiaries and, if applicable, other Persons. All outstanding shares of capital stock of each such corporation, partnership or joint venture arrangement, other business entity or other Person are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Company Subsidiary are owned by Company free and clear of all Encumbrances. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments, arrangements, or agreements of any character relating to the issued or unissued capital stock or other securities of any such Company Subsidiary, or otherwise obligating Company or any such Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

    SECTION 4.02 Certificate of Incorporation and Bylaws. The copies of the certificate of incorporation and bylaws of Company, the certificate of incorporation, bylaws or equivalent organizational documents of each Company Subsidiary and the organizational documents (including the operating agreements) of each joint venture entity owned by Company previously presented to Parent by Company are true, complete and correct copies thereof. Such certificates of incorporation, bylaws and equivalent organizational documents are in full force and effect. Neither Company nor any Company Subsidiary is in violation of any of the provisions of its respective certificate of incorporation, bylaws or equivalent organizational documents.

    SECTION 4.03 Capitalization. The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of the Company's Preferred Stock, par value $0.001 per share (the 'Company Preferred Stock'). As of the close of business on May 29, 2001, (i) 68,632,410 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the treasury of Company, (iii) 19,285,103 shares of Company Common Stock were reserved for future issuance pursuant to Company Stock Options, Company Warrants and the Company Stock Purchase Plan and (iv) no shares of Company Preferred Stock were issued and outstanding. A true and complete list as of the date hereof of each holder of an outstanding Company Stock Option or Company Warrant, the grant or issuance date of each Company Stock Option or Company Warrant, the plan under which such Company Stock Option was granted, if any, the number of shares of Company Common Stock for which each Company Stock Option or Company Warrant is exercisable, the exercise price of each Company Stock Option or Company Warrant, the vesting schedule of each Company Stock Option (including the extent vested to the date of this Agreement and whether and to what extent the exercisability of such Company Stock Option will be accelerated and become exercisable as a result of or relating to the transactions contemplated by this Agreement), the status of each Company Stock Option as either an 'incentive stock option' (as defined in Section 422 of the Code) or a nonstatutory stock option; a true and complete list as of the date hereof of each holder of an outstanding purchase right under the Company Stock Purchase Plan, including the payroll deduction amount elected by such holder and the price per share of Company Common Stock at the start of the current purchase period; and a true and complete list of the name of each holder of any shares of Company Common Stock that are unvested as of the date hereof, including the grant or issuance date of such stock, the per share purchase price, if any, payable upon forfeiture or repurchase by Company of such stock, the vesting schedule applicable to such Company Common Stock (including the extent vested to the date of this Agreement and whether and to what extent the vesting of such Company Common Stock will be accelerated as a result of or relating to the transactions contemplated by this Agreement), and the status of each share of Company Common Stock as acquired pursuant to the exercise of an 'incentive stock option' (as defined in Section 422 of the Code) or not, are set forth on
Schedule 4.03 of the Company Disclosure Schedule. Except for shares of Company Common Stock issuable pursuant to the Company Stock Plans, the Company Warrants, the Company Stock Purchase Plan and as otherwise set forth on Schedule 4.03 of the Company Disclosure Schedule, there are not issued, reserved for issuance or outstanding, (A) any shares of capital stock or other voting securities of Company or any Company Subsidiary or (B) any options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character to which Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary is bound relating to the issued or unissued capital stock of Company or any Company Subsidiary or obligating Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Company or any Company Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock. There are no outstanding contractual obligations of Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or other Person. Company has provided to Parent complete copies of the Company Stock Plans and all documents pursuant to which Company has granted Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. Company has provided to Parent complete copies of all documents pursuant to which Company has granted Company Warrants that are currently outstanding and the form of all warrant agreements evidencing such Company Warrants.

    SECTION 4.04 Authority Relative to This Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Stockholders' Meeting (as defined in Section 7.02), and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies (whether in a proceeding at Law or in equity).

    SECTION 4.05 No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Company or any equivalent organizational documents of any Company Subsidiary; (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is subject; or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Company or any Company Subsidiary pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Company with or notification by Company to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, the Blue Sky Laws, the rules and regulations of the NNM, the premerger notification requirements of the HSR Act, if any, and the filing and recordation of the Certificate of Merger as required by the DGCL.

    SECTION 4.06 Permits; Compliance with Laws. Each of Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, identification and registration numbers, approvals and orders of any Governmental Entity necessary for Company and the Company Subsidiaries to own, lease and operate their respective properties and assets, or to store, distribute and market their respective products or otherwise to carry on their respective businesses as they are now being conducted (collectively, the 'Company Permits'), and, as of the date of this Agreement, none of the Company Permits has been suspended or cancelled nor is any such suspension or cancellation pending or threatened in writing. Neither Company nor any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to Company or such Company Subsidiary or by which any property or asset of Company or such Company Subsidiary is bound or affected or (ii) any Company Permits. Schedule 4.06 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the Knowledge of Company, threatened in writing against Company or any Company Subsidiary that could reasonably be expected to result in the suspension or cancellation of any Company Permit. Since December 31, 1997, neither Company nor any Company Subsidiary has received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws. The Merger will not result in the suspension or cancellation of any Company Permit.

    SECTION 4.07 SEC Filings; Financial Statements.

    (a) Company has timely filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since December 13, 1996 (collectively, together with any such forms, reports, statements and documents Company may file subsequent to the date hereof until the Closing, the 'Company Reports') and (B) with any other Governmental Entities. Each Company Report
(i) was prepared in accordance with the requirements of the Securities Act, the Exchange Act or the rules and regulations of the NNM, as the case may be, and
(ii) did not at the time it was filed (or, with respect to any registration statement filed under the Securities Act, at the time of effectiveness) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each form, report, statement and document referred to in clause (B) of this Section 4.07(a) was prepared in all material respects in accordance with the requirements of applicable Law. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NNM, any other stock exchange or any other comparable Governmental Entity.

    (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports was prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly the consolidated financial position of Company and the Company Subsidiaries as at the respective dates thereof, and their consolidated results of operations, stockholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the most recent consolidated balance sheet of Company as reported in the Company Reports, including the notes thereto, Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2000.

    (d) Subject to any reserves set forth in Company's financial statements, the accounts receivable shown thereon represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in Company's financial statements was calculated in accordance with U.S. GAAP and in a manner consistent with prior periods.

    SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 2000, each of Company and the Company Subsidiaries has conducted its business only in the ordinary course consistent with past practice and, since such date, there has not been (i) any Company Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of Company's obligations pursuant to this Agreement and the consummation of the Merger by Company, (iii) any change by Company or any Company Subsidiary in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of Company Common Stock or any redemption, purchase or other acquisition of any of Company's securities, (v) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to employees, officers, consultants or directors of Company or any Company Subsidiary, (vi) any issuance or sale of any stock, notes, bonds or other securities other than pursuant to the exercise of outstanding securities, or entering into any agreement with respect thereto, (vii) any amendment to Company's certificate of incorporation or bylaws or any Company Subsidiary's certificate of incorporation, bylaws or equivalent organizational documents,
(viii) other than in the ordinary course of business, any (x) purchase, sale, assignment or transfer of any material assets, (y) Encumbrance on any material assets or properties, tangible or intangible, except for liens for Taxes not yet delinquent or (z) waiver of any rights of material value or cancellation or any material debts or claims, (ix) any incurrence of any material liability (absolute or contingent), except for current liabilities and obligations incurred in the ordinary course of business consistent with past practice,
(x) any settlement, waiver, release, assignment or compromise relating to any action, suit, proceeding, claim arbitration or litigation involving Company or any Company Subsidiary, (xi) any incurrence of any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of Company or any Company Subsidiary, (xii) any entering into any transaction of a material nature other than in the ordinary course of business, consistent with past practices or (xiii) any negotiation or agreement by Company or any Company Subsidiary to do any of the things described in the preceding clauses (i) through (xii).

    SECTION 4.09 Employee Benefit Plans; Labor Matters.

    (a) Section 4.09(a) of the Company Disclosure Schedule lists each employee benefit fund, plan, program, arrangement and contract (including, without limitation, any 'pension' plan, fund or program, as defined in Section 3(2) of ERISA, and any 'employee benefit plan', as defined in Section 3(3) of ERISA) and any plan, program, arrangement or contract providing for severance; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity compensation; bonus or incentive pay or other material fringe benefits), whether written or not ('Benefit Plans'), maintained, sponsored or contributed to or required to be contributed to by Company or other trade or business (whether or not incorporated) treated as a single employer with Company (a 'Company ERISA Affiliate') pursuant to Code Section 414(b), (c), (m) or (o), or with respect to which Company or any Company ERISA Affiliate could incur liability under
Section 4069, 4212(c) or 4204 of ERISA or Section 412 of the Code (the 'Company Benefit Plans'), and Company has delivered or made available to Parent a true, complete and correct copy of (i) such Company Benefit Plan and the most recent summary plan description related to such Company Benefit Plan, if a summary plan description is required therefor, (ii) each trust agreement or other funding arrangement relating to such Company Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the IRS with respect to such Company Benefit Plan,
(iv) the most recent actuarial report or financial statement relating to such Company Benefit Plan and (v) the most recent determination, notification, advisory or opinion letter issued by the IRS with respect to such Company Benefit Plan, if it is intended to be qualified under Section 401(a) of the Code, and any pending request for such a letter. Neither Company nor any Company ERISA Affiliate nor, to the Knowledge of Company, any other Person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

    (b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including, without limitation, ERISA and the Code, and all contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. With respect to the Company Benefit Plans, no event has occurred and there exists no condition or set of circumstances in connection with which Company or any Company ERISA Affiliate is likely to be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, under ERISA, the Code or any other applicable Law.

    (c) Company, on behalf of itself and each Company ERISA Affiliate, hereby represents that: (i) each Company Benefit Plan which is intended to qualify under Section 401(a), 401(k), 401(m) or 4975(e)(6) of the Code has received a favorable determination or is currently awaiting receipt of a favorable advisory or opinion letter from the IRS as to its qualified status under the Code, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, or such Company Benefit Plan has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the Plan sponsor and is valid as to Company and no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, or otherwise could not be corrected through various IRS or Department of Labor plan correction programs without the loss of qualified status; (ii) each Company Benefit Plan that is required to be registered under any other applicable Law has been duly registered and no fact or event has occurred that could adversely affect the registration or status of such Company Benefit Plan under applicable Law; (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan; and
(iv) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability, other than (A) liability for ordinary administrative expenses, including surrender charges and related financial fees typically incurred in a termination event, (B) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement or (C) liability for continuation health care coverage under COBRA. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Company, is threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) or any other Governmental Entity.

    (d) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of Part 3 of Title I ERISA or Section 412 of the Code and neither Company nor any Company ERISA Affiliate has sponsored or contributed to or been required to contribute to a multiemployer pension plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

    (e) With respect to each Company Benefit Plan that is subject to Title IV or
Part 3 of Title I of ERISA or Section 412 of the Code, (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within 30 days of such event) has occurred or is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Company Benefit Plan; and (iii) there is no 'unfunded benefit liability' (within the meaning of Section 4001(a)(18) of ERISA).

    (f) Company has set forth on Schedule 4.09(f) of the Company Disclosure Schedule and has delivered to Parent true, complete and correct copies of
(i) all written employment agreements with officers, or in the case of oral agreements, written descriptions of such agreements, and all written consulting agreements of Company and the Company Subsidiaries, or in the case of oral agreements, written descriptions of such agreements, providing for annual compensation in excess of $100,000 and in effect as of the date of this Agreement, (ii) all severance plans, agreements, programs and policies of Company and the Company Subsidiaries with or relating to their respective employees, directors or consultants and in effect as of the date of this Agreement, and (iii) all plans, programs, agreements and other arrangements of Company and the Company Subsidiaries with or relating to their respective employees, directors or consultants which contain 'change of control' provisions. Except as set forth on Schedule 4.09(f) of the Company Disclosure Schedule, which discloses the Company's estimate of excess parachute payments based on assumptions described therein, no payment or benefit which will be made by Company or any Company Subsidiary or Parent under any Company Benefit Plan or other arrangement will constitute an excess parachute payment under Section 280G(b)(1) of the Code. The consummation of the transactions contemplated by this Agreement will not individually or in conjunction with any other possible event (including termination of employment) (i) entitle any current or former employee or other service provider of Company or any Company Subsidiary to severance benefits or any other payment, compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or service provider.

    (g) Neither Company nor any Company Subsidiary is a party to, nor has any obligations under or with respect to, any collective bargaining or other labor union contract applicable to Persons employed by Company or such Company Subsidiary and no collective bargaining agreement is being negotiated by Company, any Company Subsidiary or any Person that may bind Company or any Company Subsidiary thereunder. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Company or any Company Subsidiary pending or, to the Knowledge of Company, threatened, which may interfere with the business activities of Company or any Company Subsidiary. As of the date of this Agreement, none of Company, the Company Subsidiaries nor any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Company or the Company Subsidiaries, and there is no charge or complaint against Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of Company, threatened.

    (h) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. Company and each Company ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and the rules and regulations (including proposed rules and regulations) thereunder ('COBRA') and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations (including the proposed rules and regulations) thereunder.

    (i) Each of Company and the Company Subsidiaries is in compliance in all material respects with all currently applicable Laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices (including, without limitation, relating to termination of employment and notices relating thereto), and is not engaged in any unfair labor practice. Each of Company and the Company Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees. Neither Company nor any Company Subsidiary is liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Company or any Company Subsidiary under any workers compensation plan or policy or for long-term disability. There are no controversies pending or, to the Knowledge of Company, threatened, among Company or any Company Subsidiary, on the one hand, and any of their respective employees, on the other hand, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

    (j) Section 4.09(j) of the Company Disclosure Schedule sets forth a true and complete list of all employees of Company by department and grade and the base compensation and any severance amounts payable to such employees. Each employee whose employment has been terminated by Company has signed Company's standard separation agreement, a form of which has been provided to Parent.

    SECTION 4.10 Customers and Suppliers. No customer which individually accounted for more than one percent (1%) of Company's consolidated gross revenues during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to Company or any Company Subsidiary to cancel or otherwise terminate its relationship with Company or such Company Subsidiary, and no customer which individually accounted for more than three percent (3%) of Company's consolidated gross revenues during the 12-month period preceding the date hereof (a '3% Customer') has decreased materially its relationship with Company or any Company Subsidiary or its usage of the services or products of Company or any Company Subsidiary. Neither Company nor any Company Subsidiary has actual knowledge of any facts or circumstances relating to any of its 3% Customers which Company or any Company Subsidiary believes could reasonably be expected to negatively impact the business or operations of Company or such Company Subsidiary. Schedule 4.10 sets forth a true and complete list of all customer contracts currently up for renewal or subject to renewal within three months of the date hereof.

    SECTION 4.11 Certain Tax Matters. None of Company, any Company Subsidiary nor any of their respective Affiliates has taken or agreed to take any action that could reasonably be expected to prevent the Merger from constituting a 'reorganization' under Section 368 of the Code.

    SECTION 4.12 Contracts. Schedule 4.12 of the Company Disclosure Schedule sets forth a list of each contract or agreement that is material to the business, assets, liabilities, financial condition or results of operations of Company (each, a 'Material Contract'). Company is not in material violation of or in material default under (nor does there exist any condition which with the passage of time or the giving of notice could reasonably be expected to cause such a material violation of or material default under) any Material Contract. Each Material Contract is in full force and effect and is a legal, valid and binding obligation of Company and, to the Knowledge of Company, each of the other parties thereto, enforceable in accordance with its terms.

    SECTION 4.13 Litigation. Except as set forth on Section 4.13 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of Company, threatened in writing against Company or any Company Subsidiary or any of their respective properties or any of their respective officers or directors (in their capacities as such) and, to the Knowledge of Company, there are no existing facts or circumstances that could reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Neither Company nor any Company Subsidiary is aware of any facts or circumstances that could reasonably be expected to result in the denial of insurance coverage under policies issued to Company or the Company Subsidiaries in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with Company's ability to consummate the transactions contemplated herein. Schedule
4.13 of the Company Disclosure Schedule sets forth all litigation that Company and the Company Subsidiaries have pending against other parties.

    SECTION 4.14 Environmental Matters. Each of Company and the Company Subsidiaries is in compliance with all applicable Environmental Laws and all Company Permits required by Environmental Laws. All past noncompliance of Company or any Company Subsidiary with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability. Neither Company nor any Company Subsidiary has released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Company or any Company Subsidiary in violation of any Environmental Law.

    SECTION 4.15 Intellectual Property.

    (a) All patents (including, without limitation, all U.S. and foreign patents, patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof); design rights, trademarks, trade names and service marks (whether or not registered); trade dress; Internet domain names; internet protocol addresses; copyrights (whether or not registered) and any renewal rights therefor; sui generis database rights; data; statistical models; technology; inventions; supplier lists; trade secrets and know-how; computer software programs or applications in both source and object code form; databases; technical documentation of such software programs and databases ('Technical Documentation'); registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used in (including, without limitation, in the development of) Company's business and/or in any product, technology or process (i) currently being or formerly manufactured, published or marketed by Company or
(ii) previously or currently under development for possible future manufacturing, publication, marketing or other use by Company are hereinafter referred to as the 'Company Intellectual Property.' For purposes of this
Section 4.15, the term 'Company' shall mean Company and all Company
Subsidiaries.

    (b) Schedule 4.15(b) of the Company Disclosure Schedule contains a true and complete list of Company's patents, patent applications, registered trademarks, trademark applications, common law trademarks, trade names, registered service marks, service mark applications, common law service marks, Internet domain names, Internet domain name applications, copyright registrations and applications and other filings and formal actions made or taken pursuant to Federal, state, local and foreign Laws by Company to protect its interests in Company Intellectual Property, and includes details of all due dates for further filings, maintenance, payments or other actions falling due in respect of Company Intellectual Property within twelve (12) months of the Closing Date. All of Company's patents, patent applications, registered trademarks, trademark applications, registered service marks and service mark registrations, and registered copyrights remain in good standing with all fees and filings due as of the Closing Date duly made and the due dates specified in the Company Disclosure Schedule are accurate and complete. Schedule 4.15(b) of the Company Disclosure Schedule contains a true and complete list of the data processing-related registrations that Company has obtained anywhere in the World. Company has made all such registrations which it is required to have made and is in good standing with respect to such registrations with all fees due as of the Effective Time duly made.

    (c) Company Intellectual Property contains only those items and rights which are: (i) owned by Company; (ii) in the public domain; or (iii) rightfully used by Company pursuant to a valid and enforceable license (the 'Company Licensed Intellectual Property'), the parties, date, term and subject matter of each such license agreement (each, a 'License Agreement') being set forth on Schedule 4.15(c) of the Company Disclosure Schedule. Schedule 4.15(c) contains a true and complete list of license or other agreements (including territories associated with such rights) with third parties wherein Company has licensed or otherwise provided any exclusive rights to any of the Company Intellectual Property to such third party.

    Company has all rights in Company Intellectual Property necessary to carry out Company's current activities and Company's future activities to the extent such future activities are already planned (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including, without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to Company Licensed Intellectual Property, assign and sell, Company Intellectual Property.

    (d) To the Knowledge of Company, the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any Company Intellectual Property, product, work, technology or process as now used or offered or proposed for use, licensing or sale by Company does not infringe on any patent, design right, trademark, trade name, service mark, trade dress, Internet domain name, copyright, database, statistical model, technology, invention, supplier list, trade secret, know-how, computer software program or application of any Person. No claims (i) challenging the validity, effectiveness or, other than with respect to Company Licensed Intellectual Property, ownership by Company of any Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, work, technology or process as now used or offered or proposed for use, licensing, sublicensing or sale by Company or its agents or use by its customers infringes or will infringe on any intellectual property or other proprietary or personal right of any Person, have been asserted or are threatened in writing by any Person, nor, to the Knowledge of Company, are there any valid grounds for any bona fide claim of any such kind. To the Knowledge of Company, all of the rights within the Company Intellectual Property are enforceable and subsisting. There is no unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, employee or former employee, to the Knowledge of Company, and Company has not been notified of any such unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, employee or former employee.

    (e) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of Company Intellectual Property on behalf of Company, have executed nondisclosure agreements in the form set forth in Schedule 4.15(e) of the Company Disclosure Schedule and either (i) have been a party to an enforceable 'work-for-hire' arrangement or agreements with Company in accordance with applicable federal and state Law that has accorded Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of Company as assignee that have conveyed to Company effective and exclusive ownership of all tangible and intangible property thereby arising.

    (f) Company is not, nor as a result of the execution or delivery of this Agreement, or performance of Company's obligations hereunder, will Company be, in violation of any license, sublicense, agreement or instrument to which Company is a party or otherwise bound, nor will execution or delivery of this Agreement, or performance of Company's obligations hereunder, cause the diminution, termination or forfeiture of any Company Intellectual Property.

    (g) Schedule 4.15(g) of the Company Disclosure Schedule contains a true and complete list of all of Company's proprietary software programs (the 'Company Software Programs').

    (h) The source code and system documentation relating to the Company Software Programs (i) have at all times been maintained in strict confidence,
(ii) have been disclosed by Company only to employees who have a 'need to know' the contents thereof in connection with the performance of their duties to Company and who have executed the nondisclosure agreements referred to in this
Section 4.15, and (iii) have not been disclosed to any third party.

    (i) Company has taken all reasonable steps, in accordance with normal industry practice, to preserve and maintain complete notes and records relating to Company Intellectual Property to cause the same to be readily understood, identified and available.

    (j) The Company Software Programs (i) have been designed to ensure year 2000 compatibility, which includes, but is not limited to, date data century recognition, and calculations that accommodate same century and multi-century formulas and date values; (ii) operate and will operate in accordance with their specifications prior to, during and after the calendar year 2000 AD; and
(iii) shall not end abnormally or provide invalid or incorrect results as a result of date data, specifically including date data which represents or references different centuries or more than one century.

    (k) As of the date of this Agreement, all Company Intellectual Property is free and clear of any and all Encumbrances other than Permitted Encumbrances.

    (l) Company does not owe any royalties or other payments to third parties in respect of Company Intellectual Property. All royalties or other payments due on Company Intellectual Property and Company Licensed Intellectual Property that have accrued prior to the date of this Agreement have been paid and all royalties or other payments due on Company Intellectual Property and Company Licensed Intellectual Property between the date of this Agreement and the Effective Time shall have been paid.

    (m) Company regularly scans all Company Software Programs, Company Intellectual Property and Company Licensed Intellectual Property with 'best in class' commercially available virus detection software. To the Knowledge of Company, the Company Software Programs and other Company Intellectual Property contain no 'viruses.' For the purposes of this Agreement, 'virus' means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. None of the foregoing contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any party.

    (n) Company has implemented all commercially reasonable steps in the physical and electronic protection of its information assets from unauthorized disclosure, use or modification. Schedule 4.15(n) of the Company Disclosure Schedule sets forth (i) each breach of security of which Company is aware,
(ii) its known or anticipated consequences and (iii) the steps Company has taken to remedy such breach.

    (o) All information (the 'Database Information') contained in the databases maintained by Company (the 'Databases') has been (i) collected in accordance with fair information collection practices (including, but not limited to, (a) the standards promulgated by the Online Privacy Alliance; (b) the standards promulgated by the Direct Marketing Association, and (c) all applicable Laws, including, but not limited, to those relating to the use of information collected from or about consumers) so that, at a minimum and prior to submitting any information to Company or its agents, Internet users received notice of how the information will be used and a choice whether to submit such information; and (ii) stored, maintained and used in accordance with such notices and all Laws.

    (p) Company has the sole and exclusive right to use and commercially exploit the Database Information, free of consideration to any third party.

    (q) Company has not collected and maintains no personal information about persons in violation of any Law. Company is, and has always been, in compliance with (i) its then-current privacy policy (including the policy posted on Company's Web site(s)) during the period in effect or posted and (ii) its customers' privacy policies, when required to do so by contract. No change needs to be made to the business or operations of Company in order to comply with any applicable Laws relating to privacy as in effect on the date hereof. Company's standard customer email delivery agreement requires that customers represent contractually that (A) all email lists provided by such customers contain email addresses of subscribers who have 'opted-in' to receive emails from such customers; and (B) emails sent on behalf of such customers include instructions on how to unsubscribe. Company does not deliver any emails to any subscribers who have unsubscribed from receiving emails either from Company's customers or from Company to the extent Company has been advised of such requests to unsubscribe.

    (r) Schedule 4.15(r) of Company Disclosure Schedule provides a list and summary of all material communications (oral and written) between Company and any private or public organizations purporting to police unsolicited email (an 'Email Organization'). As of the date of this Agreement, Company has informed Parent of all such communications between Company and any Email Organization. Other than as disclosed on Schedule 4.15(r) of Company Disclosure Schedule, there have been no communication(s) between Company and any Email Organization that could be reasonably expected to result in a Company Material Adverse Effect. Other than as disclosed on Schedule 4.15(r) of the Company Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation pending against Company with any Email Organization, or, to the Knowledge of Company, threatened against Company or against any of its properties or against any of its officers or directors (in their capacities as such).

    SECTION 4.16 Taxes.

    (a) Company and the Company Subsidiaries have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown as due thereon. The Company Reports reflect all liabilities for unpaid Taxes of Company and the Company Subsidiaries for periods and portions of periods through the date of the Company's latest financial statements included in the Company Reports. Neither Company nor any Company Subsidiary has any material liability for unpaid Taxes accruing after the date of the Company's latest financial statements included in the Company Reports.

    (b) There is (i) no material claim for Taxes that is a lien against the property of Company or is being asserted against Company or any Company Subsidiary other than liens for Taxes not yet due and payable, (ii) to the Knowledge of Company, no audit, administrative proceeding or court proceeding with respect to any Taxes or of any Tax Return of Company or any Company Subsidiary being conducted by a Tax Authority; (iii) no extension of the statute of limitations on the assessment of any Taxes that has been granted by Company or any Company Subsidiary and currently in effect, and

(iv) no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Company or any Company Subsidiary.

    (c) To the Knowledge of Company, no claim or notice has ever been made by a Tax Authority in a jurisdiction where Company or any Company Subsidiary has not filed a Tax Return that the Company or any Company Subsidiary is or may be subject to taxation by such jurisdiction.

    (d) There has been no change in ownership of Company that has caused the utilization of any losses of Company or any Company Subsidiary to be limited pursuant to Section 382 of the Code, and any loss carryovers reflected on the latest financial statements included in the Company Reports are properly computed and reflected.

    (e) Neither Company nor any Company Subsidiary has been or will be required to include any material adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events or accounting methods employed prior to the Merger except as may occur incident to or as a result of the Merger.

    (f) Neither Company nor any Company Subsidiary has filed or will file any consent to have the provisions of Section 341(f)(2) of the Code (or comparable provisions of any state Tax Laws) apply to Company or any Company Subsidiary.

    (g) Neither Company nor any Company Subsidiary is a party to any Tax sharing or Tax allocation agreement, nor does Company or any Company Subsidiary have any liability or potential liability to another party under any such agreement, nor has Company or any Company Subsidiary incurred any liability for Taxes of any Person under Treas. Reg. 'SS'1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

    (h) Company has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

    (i) Neither Company nor any Company Subsidiary has ever been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation.

    (j) Company has not ever been a 'personal holding company' within the meaning of Section 542 of the Code or a 'United States real property holding corporation' within the meaning of Section 897 of the Code.

    (k) Company has not constituted either a 'distributing corporation' or a 'controlled corporation' (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under
Section 355 of the Code (i) in the two years prior to the date hereof or
(ii) in a distribution which could otherwise constitute part of a 'plan' or 'series of related transactions' (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

    (l) Each of Company and the Company Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Each of Company and the Company Subsidiaries has collected all amounts required to be collected by it on account of Taxes and has remitted the same to the appropriate Governmental Entity in the manner and within the time required under any applicable Law, or if not yet due, has set such amounts aside in appropriate accounts for payment when due.

    (m) No power of attorney has been granted by Company or any Company Subsidiary with respect to any matters relating to Taxes that is currently in effect.

    (n) Neither Company nor any Company Subsidiary has settled any claim, audit or administrative or court proceeding with respect to Taxes.

    SECTION 4.17 Insurance. Each of Company and the Company Subsidiaries is presently insured, and during each of the past three calendar years (including
2001) has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Company and the Company Subsidiaries provide adequate coverage against loss. Set forth on Schedule 4.17 of the Company Disclosure Schedule is a complete and correct list as of the date hereof of all insurance policies maintained by Company and the Company Subsidiaries, and Company has provided to Parent complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies: (i) are with insurance companies reasonably believed by Company to be financially sound and reputable;
(ii) are in full force and effect; (iii) are sufficient for compliance by Company and the Company Subsidiaries with all requirements of applicable Law and of all material agreements to which Company and the Company Subsidiaries are party; (iv) are valid and outstanding policies enforceable against the insurer;
(v) insure against risks of companies similarly situated and by companies engaged in similar businesses and owning similar assets; and (vi) provide that they remain in full force and effect through the Effective Date and all premiums due thereon have been paid. Each of Company and the Company Subsidiaries has complied in all material respects with the terms of such policies.

    SECTION 4.18 Properties; Bank Accounts.

    (a) Each of Company and the Company Subsidiaries has good and valid title, free and clear of all Encumbrances, except for Permitted Encumbrances, to all its material properties and assets, whether real, personal or mixed, reflected in Company's consolidated financial statements contained in Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as being owned by Company and the Company Subsidiaries as of the date thereof, other than
(i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such financial statements,
(ii) liens disclosed in the notes to such financial statements and (iii) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to the business of Company and the Company Subsidiaries on a consolidated basis, held under leases or sub-leases by Company or the Company Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to applicable Laws of bankruptcy, insolvency or similar Laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in Law or equity). Substantially all of Company's and the Company Subsidiaries' equipment in regular use has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted. Each of Company and the Company Subsidiaries owns or has the valid and subsisting right to use all assets and properties necessary or advisable to operate its business in the manner presently conducted. Schedule 4.18 of the Company Disclosure Schedule identifies each parcel of real property ever owned or leased by Company or the Company Subsidiaries.

    (b) Schedule 4.18 of the Company Disclosure Schedule sets forth the names and addresses of all banks and other institutions at which Company and the Company Subsidiaries have accounts, deposits or the like, and the names of all Persons authorized to draw on or give instructions with respect thereto or holding a power-of-attorney on behalf of Company or the Company Subsidiaries. Any cash held in such accounts is not subject to any restrictions or limitations as to withdrawal.

    SECTION 4.19 Affiliates. Schedule 4.19 of the Company Disclosure Schedule sets forth the names and addresses of each Person who is, in Company's reasonable judgment, an affiliate (as such term is used in Rule 145 under the Securities Act) of Company.

    SECTION 4.20 Opinion of Financial Advisor. Stephens Inc. ('Company Financial Advisor') has delivered to the board of directors of Company its opinion to the effect that, as of the date hereof, the consideration to be received in the Merger by Company stockholders is fair to the holders of shares of Company Common Stock from a financial point of view.

    SECTION 4.21 Brokers.

    (a) Other than the fee of the Company Financial Advisor, which will not exceed $900,000, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company.

    (b) Attached hereto as Schedule 4.21(b) of the Company Disclosure Schedule are true, complete and correct copies of all agreements between Company and Company Financial Advisor. Other than as attached hereto as Schedule 4.21(b) of the Company Disclosure Schedule, there are no other agreements between Company and Company Financial Advisor.

    SECTION 4.22 Certain Business Practices. None of Company, any Company Subsidiary nor any of their respective directors, officers, agents or employees (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment, gift or contribution.

    SECTION 4.23 Business Activity Restriction. Other than as set forth on
Schedule 4.23, there is no non-competition or other similar agreement, commitment, judgment, injunction, order or decree to which Company or any Company Subsidiary is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of business by Company or any Company Subsidiary or the consummation of the Merger by Company. Other than as set forth on Schedule 4.23, neither Company nor any Company Subsidiary has entered into any agreement under which Company or such Company Subsidiary is restricted from selling, licensing or otherwise distributing any of its technology or products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business.

    SECTION 4.24 Section 203 of the DGCL Not Applicable. The board of directors of Company has approved the Merger, this Agreement and the Stockholder Agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the Stockholder Agreements (including any amendments to this Agreement and the Stockholder Agreements) and the transactions contemplated by this Agreement and the Stockholder Agreements the provisions of
Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Stockholder Agreements or the transactions contemplated by this Agreement and the Stockholder Agreements.

                                   ARTICLE V
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Each of Parent and Merger Sub hereby represents and warrants to Company, subject to the exceptions specifically disclosed in the Parent Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article V and any other representation or warranty of Parent or Merger Sub to the extent that it is apparent from such disclosure that such disclosure is applicable to such other representation or warranty, that:

    SECTION 5.01 Organization and Qualification. Parent and Merger Sub have each been duly organized and each is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and each is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    SECTION 5.02 Certificate of Incorporation and Bylaws. The copies of each of Parent's and Merger Sub's certificate of incorporation and bylaws previously provided to Company by Parent are true, complete and correct copies thereof. Such certificates of incorporation and bylaws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its respective certificate of incorporation or bylaws.

    SECTION 5.03 Capitalization.

    (a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, no par value per share ('Parent Preferred Stock'). As of the close of business on May 1, 2001, (i) 130,880,992 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Common Stock were held in the treasury of Parent, (iii) no shares of Parent Common Stock were held by any directly or indirectly owned Subsidiary of Parent, including Merger Sub (each a 'Parent Subsidiary'), and (iv) one (1) share of Parent Preferred Stock was issued and outstanding. Except for the shares of Parent Common Stock issuable pursuant to the Parent Stock Plans, shares of Parent Common Stock issuable upon conversion of the Parent Convertible Notes, shares of Parent Common Stock issuable upon exchange of the exchangeable shares of Parent's Subsidiary, Thunderball Acquisition II Inc. (which shares were issued in connection with Parent's acquisition of FloNetwork Inc.) and shares of Parent Common Stock issuable pursuant to the Letter Agreement, dated as of May 7, 2001, among Parent and the former stockholders of DoubleClick Scandinavia AB, there are no options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock. There are no material outstanding contractual obligations of Parent to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person.

    (b) All of the shares of Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Stock Option or Company Warrant into an option or warrant, as the case may be, to purchase shares of Parent Common Stock in accordance with Section 3.05, when issued upon exercise thereof following the Effective Time, have been duly authorized, will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights or similar contractual rights granted by Parent.

    SECTION 5.04 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the consent of Parent as sole stockholder of Merger Sub and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies (whether in a proceeding at Law or in equity).

    SECTION 5.05 No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or any equivalent organizational documents of any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.05(b) have been obtained and all filings and notifications described in Section 5.05(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is subject or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Parent with or notification by Parent to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, the Blue Sky Laws, the rules and regulations of the NNM, the premerger notification requirements of the HSR Act, if any, and the filing and recordation of the Certificate of Merger as required by the DGCL.

    SECTION 5.06 SEC Filings; Financial Statements.

    (a) Parent has filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since February 20, 1998 (collectively, together with any such forms, reports, statements and documents Parent may file subsequent to the date hereof until the Closing, the 'Parent Reports') and (B) with any other Governmental Entities. Each Parent Report
(i) was prepared in accordance with the requirements of the Securities Act, the Exchange Act or the rules and regulations of the NNM, as the case may be, and
(ii) did not at the time it was filed (or, with respect to any registration statement filed under the Securities Act, at the time of effectiveness) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each form, report, statement and document referred to in clause (B) of this Section 5.06(a) was prepared in all material respects in accordance with the requirements of applicable Law. No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NNM, any other stock exchange or any other comparable Governmental Entity.

    (b) Except as provided in the Parent Reports, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports was prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of Parent and the consolidated Parent Subsidiaries as at the respective dates thereof, and their consolidated results of operations, stockholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the most recent consolidated balance sheet of Parent and the Parent Subsidiaries as reported in the Parent Reports, including the notes thereto, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2000.

    SECTION 5.07 Certain Tax Matters. Neither Parent nor any of its Affiliates has taken or agreed to take any action that could reasonably be expected to prevent the Merger from constituting a 'reorganization' under Section 368 of the Code.

    SECTION 5.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

    SECTION 5.09 No Parent Material Adverse Effect. Since December 31, 2000, there has been no Parent Material Adverse Effect.

                                   ARTICLE VI
                                   COVENANTS

    SECTION 6.01 Conduct of Business Pending the Closing. Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing and except as contemplated or permitted by this Agreement or as set forth in Schedule 6.01 to the Company Disclosure Schedule,
(x) the business of Company and the Company Subsidiaries shall be conducted only in, and Company shall not take any action, or permit any of the Company Subsidiaries to take action, except in, the ordinary course of business consistent with past practice and (y) Company shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and significant consultants of Company and to preserve the current relationships of Company and the Company Subsidiaries with such of the corporate partners, customers, suppliers and other Persons with which Company and the Company Subsidiaries have significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do or agree to do, or permit any of the Company Subsidiaries, directly or indirectly, to do or agree to do, any of the following without the prior written consent of Parent:

        (a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

        (b) issue, deliver, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, (i) any shares of capital stock of Company or any Company Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Company or any Company Subsidiary, other than (x) the issuance of shares of Company Common Stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of this Agreement, (y) the issuance of up to an additional 350,000 shares of Company Common Stock pursuant to new grants of options or share purchase rights to future employees and consultants (including, without limitation, any employees who transfer from MessageMedia Europe B.V. or any of its subsidiaries to Company), and (z) the issuance of shares of Company Common Stock to participants in the Company Stock Purchase Plan in accordance with its terms or (ii) any material property or assets of Company or any Company Subsidiary except pursuant to existing contracts, provided that Company may issue nonexclusive software licenses in the ordinary course of business consistent with past practice;

        (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or Person or any division thereof; (ii) incur any indebtedness for borrowed money (other than de minimus amounts) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money or make any loans or advances material to the business, assets, liabilities, financial condition or results of operations of Company and the Company Subsidiaries, taken as a whole; (iii) terminate, cancel or request any material change in, or agree to any material change in, any Material Contract other than in the ordinary course of business consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures set forth on Schedule 6.01(c) to the Company Disclosure Schedule; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01(c)

        (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except that any Company Subsidiary may pay dividends or make other distributions to Company;

        (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except repurchases of de minimus amounts of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the Company Stock Plans or authorize cash payments in exchange for any Company Stock Options granted under any of such plans;

        (g) amend the terms of, repurchase, redeem or otherwise acquire any of its securities, or propose to do any of the foregoing, except repurchases of de minimus amounts of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (h) except as set forth in Section 6.01(h) of the Company Disclosure Schedule, increase the compensation payable or to become payable to its directors, officers, consultants or employees, grant any rights to retention, severance or termination pay to, or enter into any employment, retention or severance agreement; except as set forth in Section 6.01(h) of the Company Disclosure Schedule, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Company or any Company Subsidiary (except as allowed by Section 6.01(b)), except to the extent required by applicable Law or the terms of a collective bargaining agreement; or, except as set forth in
    Section 6.01(h) of the Company Disclosure Schedule, enter into or amend any contract, agreement, commitment or arrangement between Company or any Company Subsidiary, on the one hand, and any of Company's or any Company Subsidiary's directors, officers, consultants or employees (except as allowed by Section 6.01(b)), on the other hand;

        (i) except as permitted under Section 6.01(c), pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations (A) in the ordinary course of business and consistent with past practice or (B) reflected or reserved against on the latest balance sheet included in the Company Reports or (C) as otherwise set forth on Schedule 6.01(i) of the Company Disclosure Schedule;

        (j) make any change with respect to Company's or any Company Subsidiary's accounting policies, principles, methods or procedures, including, without limitation, revenue recognition policies, other than as required by U.S. GAAP;

        (k) other than as is required to comply with Section 8.03(f), make any Tax election or settle or compromise any Tax liability; or

        (l) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Company contained in this Agreement untrue, incomplete or incorrect or prevent or materially impair Company or any Company Subsidiary from performing, or cause Company or any Company Subsidiary not to, perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

    SECTION 6.02 Notices of Certain Events. Each of Parent and Company shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Company or the Knowledge of Parent, as the case may be, threatened in writing against, relating to or involving or otherwise affecting Parent or Company, respectively, or any of their respective Subsidiaries, which, if pending on the date hereof, would have been required to have been disclosed in this Agreement, or that otherwise relate to the consummation of the Merger. In addition, Company shall give prompt notice to Parent of the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any Company Material Contract, and each of Parent and Company shall notify the other of any change that could reasonably be expected to have a Parent Material Adverse Effect or a

Company Material Adverse Effect, respectively, or to materially delay or impede the ability of Company or Parent, respectively, to perform their respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

    SECTION 6.03 Access to Information; Confidentiality.

    (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or Company or a Company Subsidiary is a party (which has been disclosed to Company or Parent, as the case may be, prior to the date of this Agreement) or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, Parent shall and Company shall (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, 'Representatives')) access at reasonable times upon prior notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly such information concerning its and its Subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made in this Agreement.

    (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Agreement.

    SECTION 6.04 No Solicitation of Transactions.

    (a) Unless and until this Agreement shall have been terminated as provided or permitted herein, Company shall not, directly or indirectly, and shall cause its Representatives (including Representatives of Company Subsidiaries) not to, directly or indirectly, solicit, initiate or encourage (including, without limitation, by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Company Competing Transaction, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Competing Transaction, or agree to or endorse any Company Competing Transaction, or authorize or knowingly permit any of Company's Representatives or any Company Subsidiary, or any Representative of a Company Subsidiary, to take any such action; provided, however, that nothing contained in this Section 6.04 shall prohibit the board of directors of Company
(i) from complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer not made in violation of this
Section 6.04 or (ii) prior to receipt of the approval by the stockholders of Company of this Agreement and the Merger, from providing information (subject to a confidentiality agreement at least as restrictive as the Confidentiality Agreement, except that such confidentiality agreement shall permit any disclosure required under this Section 6.04) in connection with, and negotiating, another unsolicited, bona fide written proposal regarding a Company Competing Transaction that (x) Company's board of directors shall have concluded in good faith, after consultation with Cooley Godward LLP or other independent outside counsel of nationally recognized reputation, that taking such action is necessary to prevent the Company's board of directors from violating its fiduciary duties to Company's stockholders under applicable Law, (y) if any cash consideration is involved, shall not be subject to any financing contingency, and with respect to which Company's board of directors shall have determined in the proper exercise of its fiduciary duties to Company's stockholders that the acquiring party is capable of consummating such Company Competing Transaction on the terms proposed, and (z) Company's board of directors shall have determined (based upon advice of Company's independent financial advisors of nationally recognized reputation, which Parent hereby acknowledges that Stephen, Inc. shall qualify) in the proper exercise of its fiduciary duties to Company's stockholders that such Company Competing Transaction provides greater value to the stockholders of Company than the Merger (and Company's independent financial advisors of nationally recognized reputation opine in writing that such Company Competing Transaction is superior from a financial point of view) (any such Company Competing Transaction fulfilling each of the requirements of this clause
(ii) of Section 6.04(a) being referred to herein as a 'Company Superior

Proposal'). Any violation of the restrictions set forth in this Section 6.04 by any Representative of Company (including any Representative of a Company Subsidiary), whether or not such Person is purporting to act on behalf of Company or otherwise, shall be deemed to be a breach of this Section 6.04 by Company. Company shall notify Parent in accordance with the notice provisions of this Agreement in writing and orally within 24 hours after any of Company's Chief Executive Officer, Chief Financial Officer or Senior Vice President, Business Development receive any proposal or offer, or promptly after any inquiry or contact with any Person with respect thereto, regarding a Company Competing Transaction is made or received, such notice to include the identity of the Person making such proposal, offer, inquiry or contact, and the terms of such Company Competing Transaction, and, by way of amplification and without limitation, Company shall keep Parent apprised (in accordance with the notice provisions of this Agreement) on a current basis, of the status of such Company Competing Transaction and of any modifications to the terms thereof. In addition, Company shall notify Parent promptly (and in any event within 24 hours) orally and in writing if at any time the Company's board of directors determines that it believes any such proposal fulfills the requirements of
Section 6.04(a)(ii)(x) - (z). In connection with any such potential Company Competing Transaction, prior to furnishing any information or entering into any discussions or negotiations with any Person making such proposal, Company shall provide to Parent prompt oral and written notice (and in any event within 24 hours) to the effect that Company is furnishing information to, or entering into discussions or negotiations with, such Person and Company shall keep Parent promptly informed of the status of the terms and conditions of any such discussions or negotiations. Prior to accepting a Company Competing Proposal, Company shall provide Parent with 24 hours' oral and written notice of such intention.

    (b) Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Company Competing Transaction. Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

    SECTION 6.05 Tax-Free Transaction.

    (a) From and after the date of this Agreement, each party hereto shall use reasonable efforts to cause the Merger to qualify, and shall not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying as a 'reorganization' under
Section 368(a) of the Code.

    (b) Each of Company and Parent shall execute and deliver to Company counsel and Parent counsel rendering the tax opinions referred to in Sections 8.02(c) and 8.02(d) or 8.03(e), as applicable, respectively, a certificate, in form and substance reasonably acceptable to such counsel, signed by an officer of Company or Parent, as the case may be, setting forth factual representations and covenants that will serve as a basis for the tax opinions required under Sections 8.02(c)and 8.02(d) or 8.03(e) hereof, as applicable. Company and Parent shall use reasonable efforts to obtain the tax opinions that would satisfy the condition to the Closing set forth in Sections 8.02(c) and 8.02(d) or 8.03(e), as applicable.

    SECTION 6.06 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company and the Company Subsidiaries prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    SECTION 6.07 Further Action; Consents; Filings.

    (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or Company or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) promptly make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NNM, (B) the Securities Act, the Exchange

Act and any other applicable Federal or state securities Laws, (C) the HSR Act and any related governmental request thereunder, if any, and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including, without limitation, by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing of such document. Company and Parent shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

    (b) Each of Company and Parent will give (or will cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any consents from third Persons necessary, proper or advisable (as determined by Parent in good faith with respect to notices or consents to be delivered or obtained by Company) to consummate the transactions contemplated by this Agreement.

    SECTION 6.08 Additional Reports. Company and Parent shall each furnish to the other, if requested, copies of any reports of the type referred to in Sections 4.07 and 5.06 which it files with the SEC on or after the date hereof, and Company and Parent, as the case may be, each covenant and warrant that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present, in all material respects, the financial position of Company and its consolidated subsidiaries, or Parent and its consolidated subsidiaries, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information including therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and U.S. GAAP (except for the absence of footnotes) consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

    SECTION 6.09 Tax Matters. Company shall provide the following information to Parent not later than ten (10) Business Days after the date of this Agreement:
(i) a complete list of the types of Tax Returns being filed by Company in each taxing jurisdiction, (ii) a list of any deferred intercompany gain with respect to transactions to which Company has been a party and (iii) a depreciation schedule for the most recently filed federal income tax return for Company. Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours from the date hereof through the Effective Time, to all of Company's Tax Returns and other records and workpapers relating to Taxes.

    SECTION 6.10 Employee Benefits.

    (a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between Company or any of the Company Subsidiaries and any current or former executive officer or director of Company or any of the Company Subsidiaries, subject to any modifications thereto agreed to by any such officers or directors with the Surviving Corporation.

    (b) At the Effective Time or following a transition period during which employees of Company continue to participate in one or more Company Benefit Plans, Parent will cause the Surviving Corporation to provide the benefits to employees of Company who are retained by Parent or the Surviving Corporation (including health benefits, severance policies and general employment policies and procedures) which are substantially comparable in the aggregate to benefits that are available to similarly situated employees of Parent and the Parent Subsidiaries, provided, however, that such insurance carriers, outsider providers or the like are able to provide such benefits on terms reasonably acceptable to Parent, and provided, further, that nothing in this Section 6.10(b) shall prevent the Surviving Corporation or any of its Subsidiaries from making any change required by applicable Law, and provided, further, that it shall not result in any duplication of benefits.

    (c) To the extent permitted under applicable Law, each employee of Company or the Company Subsidiaries shall be given credit for all service with Company or the Company Subsidiaries (or service credited by Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Parent or the Surviving Corporation (other than sabbatical benefits, for which employees of Company or the Company Subsidiaries will not receive any such past service credit) in which they participate or in which they become participants for purposes of eligibility and vesting; provided, however, that insurance carriers, outsider providers or the like are able to honor such commitments on terms reasonably acceptable to Parent.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

    SECTION 7.01 Registration Statement; Proxy Statement.

    (a) Parent and Company shall jointly prepare and shall use commercially reasonable efforts to cause to be filed with the SEC, within 21 days of the date of this Agreement, a document or documents that will constitute (i) the registration statement on Form S-4 of Parent (together with all amendments thereto, the 'Registration Statement'), in connection with the registration under the Securities Act of Parent Common Stock to be issued to Company's stockholders pursuant to the Merger and (ii) the proxy statement with respect to the Merger relating to the Company Stockholders' Meeting (together with any amendments thereto, the 'Proxy Statement'). Copies of the Proxy Statement shall be provided to the NNM in accordance with its rules. Each of the parties hereto shall use reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after the date hereof, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent or Company, as the case may be, shall furnish all information concerning Parent or Company as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Each of Parent and Company shall notify the other of the receipt of any comments from the SEC on the Registration Statement and the Proxy Statement and of any requests by the SEC for any amendments or supplements thereto or for additional information and shall provide to each other promptly copies of all correspondence between Parent, Company or any of their representatives and advisors and the SEC. As promptly as practicable after the effective date of the Registration Statement, the Proxy Statement shall be mailed to the stockholders of Company. Each of the parties hereto shall cause the Proxy Statement to comply as to form and substance, as to matters relating to, and supplied for inclusion therein by, such party, in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act and (iii) the rules and regulations of the NNM.

    (b) The Proxy Statement shall include with respect to Company and its stockholders, (i) the approval of the Merger and the recommendation of the board of directors of Company to Company's stockholders that they vote in favor of approval and adoption of this Agreement and the Merger, unless a withdrawal of such approval and recommendation is permitted pursuant to Section 6.04 following receipt by Company of a Company Superior Proposal, and (ii) the opinion of Company Financial Advisor referred to in Section 4.20.

    (c) No amendment or supplement to the Proxy Statement or the Registration Statement shall be made without the approval of Parent and Company, which approval shall not be unreasonably withheld or delayed; provided, however, that the consent of Parent shall not be required to amend or supplement the Proxy Statement to reflect the amendment, modification or withdrawal of the recommendation of Company's board of directors that Company's stockholders vote in favor of the approval of this Agreement in accordance with Section 6.04 following receipt by Company of a Company Superior Proposal. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

    (d) None of the information supplied by Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to stockholders of Company, at the time of the Company Stockholders' Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Company or any Company Subsidiary, or their respective officers or directors, should be discovered by Company that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Company shall promptly inform Parent. All documents that Company is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    (e) None of the information supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to stockholders of Company, at the time of the Company Stockholders' Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    (f) Cooley Godward LLP will provide an opinion addressed to Company which will be filed as Exhibit 8.1 to the Registration Statement, and Brobeck, Phleger & Harrison LLP will provide an opinion addressed to Parent which will be filed as Exhibit 8.2 to the Registration Statement, in each case to the effect that the description in the Registration Statement of the material federal income tax consequences of the Merger is correct in all material respects. Each of such opinions shall be based on representation letters in form and substance acceptable to the rendering counsel and executed by Company, Parent and Merger Sub.

    SECTION 7.02 Company Stockholders' Meetings. Company shall call and hold a special meeting of the stockholders of Company (the 'Company Stockholders' Meeting'), as promptly as practicable after the date hereof (subject to applicable Laws), for the purpose of voting upon the approval and adoption of this Agreement and the Merger pursuant to the Proxy Statement, and Company shall use all reasonable efforts to hold the Company Stockholders' Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless Company's board of directors has withheld, amended, modified or withdrawn its recommendation in compliance with Section 6.04, Company shall use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable stock exchange requirements to obtain such approval. Each of the parties hereto shall take all other action necessary or, in the reasonable opinion of the other parties hereto, advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and such party's certificate of incorporation and bylaws to effect the Merger. Company shall call and hold the Company Stockholders' Meeting for the purpose of voting upon the approval and adoption of this Agreement and the Merger whether or not Company's board of directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable or recommends that Company's stockholders reject it.

    SECTION 7.03 Indemnification; Directors' and Officers' Insurance.

    (a) From and after the Effective Time, (i) Parent will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless, and will provide advancement of expenses to, each person who is or was a director or officer of Company or any of its Subsidiaries at or at any time prior to the Effective Time (an 'Indemnified Party'), to the same extent such persons are indemnified or have the right to the advancement of expenses as of the date of this Agreement by Company pursuant to Company's certificate of incorporation and bylaws as in effect on the date of this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined that such Indemnified Party is not entitled to indemnification, and (ii) Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements (including, without limitation, those set forth in Company's certificate of incorporation and bylaws as in effect on the date of this Agreement) between Company and any of the Indemnified Parties in effect immediately prior to the date of this Agreement.

    (b) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a material amount of its properties and assets to any Person in a single transaction or a series of transactions, then, and in each such case, Parent will either guaranty the indemnification obligations referred to in this Section 7.03 or will make or cause to be made proper provision so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, assume the indemnification obligations described herein for the benefit of the indemnified parties and have substantially equal financial ability as the Company (immediately prior to the Effective Time) to satisfy the obligations of the parties pursuant to this Section 7.03 as a condition to such merger, consolidation or transfer becoming effective.

    (c) The provisions of this Section 7.03 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and
(ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

    (d) For a period of six years after the Effective Time, Parent shall maintain in effect the directors' and officers' liability insurance policies maintained by Company; provided, however, that in no event shall Parent be required to expend in any one year in excess of 150% of the annual premium currently paid by Company for such coverage, which annual premium Company hereby represents is $310,000; and provided further, that if the premium for such coverage, exceeds such amount, Parent shall purchase a policy with the greatest coverage available for such 150% of the annual premium.

    SECTION 7.04 No Shelf Registration. Parent shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of Parent Common Stock received pursuant hereto by the Persons who may be deemed to be 'affiliates' of Company within the meaning of Rule 145 promulgated under the Securities Act.

    SECTION 7.05 Public Announcements. The initial press release concerning the Merger to be released in connection with the execution and delivery of this Agreement shall be a joint press release and, thereafter, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior written approval of the other (which shall not be unreasonably withheld or delayed), except to the extent required by applicable Law or the requirements of the rules and regulations of the NNM, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

    SECTION 7.06 NNM Listing. Prior to the Effective Time, Parent shall use all reasonable efforts to obtain approval from the NNM of the listing, as of the Effective Time, of the shares of Parent Common Stock to be issued in connection with the Merger.

    SECTION 7.07 Company Stock Options/Registration Statements on Form S-8. Prior to the Effective Time, Company and Parent shall take, or cause to be taken, all action necessary and appropriate to effect the assumption of the Company Stock Options and Company Warrants as contemplated by Section 3.05, including obtaining the consent of affected optionees and warrant holders. Parent shall reserve for issuance the number of shares of Parent Common Stock that will be issuable upon exercise of Company Stock Options and Company Warrants assumed pursuant to Section 3.05 hereof. As promptly as reasonably practical after the Effective Time, Parent shall file with the SEC one or more registration statements on Form S-8 for the shares of Parent Common Stock issuable with respect to Company Stock Options and will maintain the effectiveness of such registration statements for so long as any of such options or other rights remain outstanding.

    SECTION 7.08 Employee Benefit Matters. As of the Effective Time, Parent shall cause the Surviving Corporation to honor and satisfy all obligations and liabilities with respect to the Company Benefit Plans, other than the Company Stock Purchase Plan. Notwithstanding the foregoing, the Surviving Corporation shall not be required to continue any particular Company Benefit Plan after the Effective Time, and any Company Benefit Plan may be amended or terminated or may be merged with any Parent Benefit Plans in accordance with its terms and applicable Law so long as employees of Company who are employed by the Surviving Corporation or Parent are provided benefits and coverage by the Surviving Corporation or Parent that are the same or substantially the same as that provided by Parent to similarly situated employees. If requested by Parent prior to the Effective Time, Company shall take all actions necessary and appropriate to terminate any Company Benefit Plan that is a 401(k) plan (each, a '401(k) Plan') as of the last day of the payroll period immediately preceding the Closing Date and no further contributions shall be made to any 401(k) Plan, and Company shall provide to Parent (i) executed resolutions by the board of directors of Company, as applicable, authorizing such termination and (ii) an executed amendment to each 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of such 401(k) Plan will be maintained at the time of termination.

    SECTION 7.09 Affiliates. Parent shall be entitled to place legends on the certificates evidencing any of the Parent Common Stock to be received by
(i) any Affiliate of Company or (ii) any Person Parent reasonably identifies (by written notice to Company) as being a Person who may be deemed an 'affiliate' within the meaning of Rule 145 promulgated under the Securities Act, and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock.

    SECTION 7.10 Taking of Additional Actions. Company shall, prior to the Effective Time, use its commercially reasonable efforts to take the actions specified on Schedule 7.10 of the Company Disclosure Schedule.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

    SECTION 8.01 Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions by joint action of the parties hereto:

        (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

        (b) this Agreement and the Merger shall have been duly approved and adopted by the requisite vote of stockholders of Company in accordance with the DGCL;

        (c) no order, statute, rule, regulation, executive order, stay, decree, writ, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Entity which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

        (d) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated;

        (e) all consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a Parent Material Adverse Effect or a Company Material Adverse Effect; and

        (f) the shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NNM, subject to notice of issuance.

    SECTION 8.02 Conditions to the Obligations of Company. The obligations of Company to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

        (a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true, complete and correct in all respects both (i) when made and (ii) on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date, which shall be so true, complete and correct as of such certain date), except in each case for any failures to be true, complete and correct which do not, in the aggregate, have a Parent Material Adverse Effect; and Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect;

        (b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, except where the failure to so comply has not resulted in a Parent Material Adverse Effect, and Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Parent and the President of Merger Sub to that effect; and

        (c) Company shall have obtained an opinion from Company's legal counsel, dated the date of the Closing, in form and substance reasonably satisfactory to it and issued in reliance on the officer's certificate described in
    Section 6.05(b) hereof, based upon customary representations of Company and Parent and customary assumptions, to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current Law, for federal income tax purposes, the Merger should qualify as a 'reorganization' within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.

        (d) Parent shall have obtained an opinion from Parent's legal counsel, dated the date of the Closing, issued in reliance on the officer's certificate described in Section 6.05(b) hereof, based upon customary representations of Company and Parent reasonably satisfactory to counsel, to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current Law, for federal income tax purposes, the Merger should qualify as a 'reorganization' within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect, provided however that if the transaction is effected by a merger of Company into Parent (or a merger of Company into a subsidiary of Parent), then this condition shall be a condition to Parent's obligation to consummate the Merger, rather than a condition to Company's obligation, as set forth in Section 8.03(e).

    SECTION 8.03 Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

        (a) each of the representations and warranties of Company contained in this Agreement shall be true, complete and correct in all respects both
    (i) when made and (ii) on and as of the Effective

    Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date, which shall be so true, complete and correct as of such certain date), except in each case for any failures to be true, complete and correct which do not, in the aggregate, have a Company Material Adverse Effect; and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to such effect;

        (b) Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to so comply has not resulted in a Company Material Adverse Effect; and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to that effect;

        (c) all consents of third parties set forth on Schedule 8.03(c) shall have been obtained;

        (d) there shall have been no Company Material Adverse Effect since the date of this Agreement;

        (e) Parent shall have obtained the opinion referenced in Section 8.02(d) if the transaction is to be effected by a merger of Company into Parent (or a merger of Company into a Subsidiary of Parent);

        (f) Company shall have properly completed and filed all Tax Returns relating to any Taxes of Company and all Company Subsidiaries for all periods ending prior to the Effective Time, to the extent the due date of such returns (determined without regard to extensions) is on or prior to the Effective Time, and paid in full all such Taxes shown as due thereon. For this purpose the only state income, privilege and franchise Tax Returns that must be filed are those for the following states: Alabama, California, Colorado, Illinois, Kansas (but only to the extent Taxes are due), Massachusetts (but only to the extent Taxes are due), New York and Texas (but only to the extent Taxes are due). Also for this purpose the only sales and use tax returns that must be filed are those for Colorado and Alabama. Company shall provide to Parent drafts of all Tax Returns to be filed after the date hereof no later than fifteen (15) days prior to the proposed filing date thereof. Such Tax Returns shall be filed only after Parent's approval, which approval shall not be unreasonably withheld or delayed; and

        (g) Company shall have obtained letters relating to MessageMedia Australia Pty Limited and MessageMedia New Zealand, Ltd., respectively, reasonably satisfactory in form and substance to Parent, to the effect that Company has no existing or future obligations in respect of MessageMedia Australia Pty Limited or MessageMedia New Zealand, Ltd. other than with respect to the license agreements between such parties.

                                   ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

        (a) by mutual written consent duly authorized by the boards of directors of each of Parent and Company;

        (b) by either Parent or Company, if the Effective Time shall not have occurred on or before October 31, 2001; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

        (c) by either Parent or Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

        (d) by Parent, if

           (i) the board of directors of Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or its stockholders or shall have resolved to do so;

           (ii) the board of directors of Company shall have recommended to the stockholders of Company a Company Competing Transaction;

           (iii) Company fails to comply in all material respects with
       Section 6.04 or Section 7.02;

           (iv) a party to a Stockholder Agreement (other than Parent) fails to vote in favor of the Merger in accordance with the Stockholder Agreement or fails to comply with Section 4(b) of the Stockholder Agreement;

           (v) a Company Competing Transaction shall have been announced or otherwise publicly known and the board of directors of Company shall have
       (A) failed to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a Company Competing Transaction involving a tender offer or exchange offer) within five (5) Business Days of Parent's written request for such action or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within five (5) Business Days of the first announcement or other public knowledge of such proposal for a Company Competing Transaction;

           (vi) the board of directors of Company shall have determined that a Company Competing Transaction was a Company Superior Proposal and to take any of the actions allowed by clause (ii) of Section 6.04 and shall not have, prior to Parent's termination of this Agreement pursuant to this
       Section 9.01(d)(vi), (1) reconfirmed its approval and recommendation of this Agreement and (2) recommended against acceptance of such Company Superior Proposal by its stockholders;

           (vii) the board of directors of Company resolves to take any of the actions described above;

        (e) by Parent or Company, if this Agreement and the Merger is brought to a vote and shall fail to receive the requisite votes for approval at the Company Stockholders' Meeting or any adjournment or postponement thereof;

        (f) by Parent, 20 days after receipt by Company of a written notice from Parent of a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.03 would not be satisfied (a 'Terminating Company Breach'); provided, however, that if such Terminating Company Breach is cured by Company within 20 days, Parent may not terminate this Agreement under this Section 9.01(f); or

        (g) by Company, 20 days after receipt by Parent of a written notice from Company of a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.02 would not be satisfied (a 'Terminating Parent Breach'); provided, however, that if such Terminating Parent Breach is cured by Parent within 20 days, Company may not terminate this Agreement under this
    Section 9.01(g).

The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    SECTION 9.02 Effect of Termination. Except as provided in Section 9.05, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates or any of its or their officers or directors, and all rights and obligations of each party hereto shall cease (except for the provisions of Section 6.03(b), this Section 9.02, Section 9.05 and Article X, which provisions shall survive such termination); provided, however, that nothing herein shall relieve any party hereto from liability for breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which shall survive termination of this Agreement and remain in full force and effect in accordance with their terms.

    SECTION 9.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the stockholders of Company, no amendment may be made that changes the amount or type of consideration into which Company Common Stock will be converted pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    SECTION 9.05 Termination Fee; Expenses.

    (a) Except as set forth in this Section 9.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated, except that Parent and Company each shall pay one-half of all Expenses incurred solely for printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement (for the avoidance of doubt, not including related attorneys' and accountants' fees and Expenses) and any fees required to be paid under the HSR Act.

    (b) Without limiting any other remedies available to Parent, in the event that

        (i) Parent shall terminate this Agreement pursuant to Section 9.01(d) or
    Section 9.01(f), or

        (ii) this Agreement is terminated pursuant to Section 9.01(b) or Section 9.01(e), and (A) at or prior to the time of such termination, either there shall have been proposed or publicly announced a Company Competing Transaction or (B) within twelve (12) months after such termination, Company shall enter into a definitive agreement with respect to any Company Competing Transaction or any Company Competing Transaction involving Company shall be consummated, then Company shall pay to Parent (the 'Company Termination Fee') a sum equal to $1,654,000. Any Company Termination Fee shall be paid in same day funds within three (3) Business Days after the date this Agreement is terminated or within three (3) Business Days after the Company Termination Fee otherwise becomes due and payable pursuant to this Section 9.05(b).

    (c) Parent and Company agree that the agreements contained in Section 9.05(b) above are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty and that without these Agreements, Parent would not enter into this Agreement or the Stockholder Agreements. Accordingly, if Company fails to pay to Parent any amounts due under
Section 9.05(b), Company shall pay the fees and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

                                   ARTICLE X
                               GENERAL PROVISIONS

    SECTION 10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02); provided that all notices given pursuant to Section 6.04(a) hereof shall be by telecopy or facsimile in addition to and not in lieu of any other manner:

    (a) if to Company:
      MessageMedia, Inc.
      371 Centennial Parkway
      Louisville, CO 80027
      Attn: William Buchholz
      Facsimile: (303) 440-0303

    with a copy to:

    Cooley Godward LLP
      380 Interlocken Crescent, Suite 900
      Broomfield, CO 80021
      Attn: Michael L. Platt
      Facsimile: (720) 566-4099

    (b) if to Parent or Merger Sub:
      DoubleClick Inc.
      450 West 33rd Street
      New York, NY 10001
      Attn: Elizabeth Wang
      Facsimile: (212) 287-9704

    with a copy to:

    Brobeck, Phleger & Harrison LLP
      1633 Broadway, 47th Floor
      New York, NY 10019
      Attention: Scott L. Kaufman
      Facsimile: (212) 586-7878

    SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

    SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than
Section 7.03, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

    SECTION 10.05 Incorporation of Exhibits. The Parent Disclosure Schedule, the Company Disclosure Schedule and all Annexes attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. Parent and Company acknowledge that the Parent Disclosure Schedule and the Company Disclosure Schedule (i) are qualified in their entirety by reference to specific provisions of this Agreement and
(ii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to Parent or Company, as the case may be, except to the extent required by this Agreement and by applicable Law.

    SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, other than conflict of laws principles thereof directing the application of any Law other than that of the State of Delaware.

    SECTION 10.07 Waiver of Jury Trial. To the fullest extent permitted by Law, each party hereto hereby irrevocably waives all right to trial by jury in any proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any transaction or agreement contemplated hereby or the actions of any party hereto in the negotiation, administration, performance or enforcement hereof.

    SECTION 10.08 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 10.10 Entire Agreement. This Agreement (including the Stockholder Agreements, the Annexes, the Parent Disclosure Schedule and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          DOUBLECLICK INC.

                                          By: /s/ JEFF EPSTEIN
                                             ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT,
                                                    STRATEGIC PLANNING

                                          ATLAS ACQUISITION CORP.

                                          By: /s/ JEFF EPSTEIN
                                             ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT AND
                                                    SECRETARY

                                          MESSAGEMEDIA, INC.

                                          By: /s/ A. LAURENCE JONES
                                             ..................................
                                             NAME: A. LAURENCE JONES
                                             TITLE: PRESIDENT & CHIEF EXECUTIVE
                                                    OFFICER

                                                                    APPENDIX A-1
                                                                  EXECUTION COPY

                                  AMENDMENT TO
                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    This AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of June 26, 2001 (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this 'Agreement'), among DOUBLECLICK INC., a Delaware corporation ('Parent'), MESSAGEMEDIA, INC., a Delaware corporation ('Company'), and ATLAS ACQUISITION CORP., a Delaware corporation and a direct wholly owned Subsidiary of Parent ('Merger Sub'). Capitalized terms used in this Agreement without definition shall have the respective meanings ascribed to such terms in the Merger Agreement.

                              W I T N E S S E T H:

    WHEREAS, Parent, Company and Merger Sub are parties to that certain Agreement and Plan of Merger and Reorganization, dated as of June 1, 2001 (the 'Merger Agreement'), which contemplates a business combination of Parent and Company by means of the merger of Merger Sub with and into Company;

    WHEREAS, pursuant to Section 2.01 of the Merger Agreement, Parent may elect at any time prior to the Effective Time to change the method of effecting the business combination between Parent and Company if and to the extent that Parent deems such change to be desirable, including, without limitation, in lieu of merging Merger Sub with and into Company as provided therein, to merge Company with and into Parent (provided that Company shall not be deemed to have breached any of its representations, warranties, covenants or other agreements set forth therein solely by reason of such election);

    WHEREAS, each of Parent and Company have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Company with and into Parent;

    WHEREAS, each of the parties to the Merger Agreement desire to modify and amend the Merger Agreement in all respects necessary to give effect to the election of Parent to change the method of effecting the business combination between Parent and Company from a merger of Merger Sub with and into Company to a merger of Company with and into Parent (the 'Merger'); and

    WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain stockholders of Company have executed the stockholder letter ('Stockholder Letter') in the form attached hereto as Annex A.

    NOW, THEREFORE, in consideration of the foregoing and the premises set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

    A. The Merger Agreement shall be modified and amended as follows:

        (i) For purposes of this Agreement and the Merger Agreement, the term 'Merger' shall mean the merger of Company with and into Parent;

        (ii) Section 2.01 shall be deleted in its entirety and replaced with the following:

           'SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 2.03), Company shall be merged with and into Parent. As a result of the Merger, the separate corporate existence of Company shall cease and Parent shall continue as the surviving corporation of the Merger (the 'Surviving Corporation'). Notwithstanding the foregoing, Parent may elect at any time prior to the Effective Time to change the method of effecting the business combination between Parent and Company if and to the extent that Parent deems such change to be desirable, including, without limitation, in lieu of merging Company with and into Parent as provided herein, to merge Company with and into Merger Sub (or another direct or indirect wholly owned Subsidiary of Parent) or to merge Merger Sub (or another

                                     A-1-1
       direct or indirect wholly owned Subsidiary of Parent) with and into Company (provided that Company shall not be deemed to have breached any of its representations, warranties, covenants or other agreements set forth herein solely by reason of such election); provided, however, such change shall not be effected without Company's prior written consent if such change will negatively affect Company or its stockholders. In the event of an election by Parent to the effect of any such change, the parties shall execute an appropriate amendment to this Agreement.'

        (iii) Section 2.04 shall be deleted in its entirety and replaced with the following:

           'SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Company shall vest in Parent as the Surviving Corporation, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Parent as the Surviving Corporation.'

        (iv) Section 2.05 shall be deleted in its entirety and replaced with the following:

           'SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by Parent and Company before the Effective Time, at the Effective Time:

               (a) subject to the requirements of Section 7.03(a), the Certificate of Incorporation and the Bylaws of Parent in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such Certificate of Incorporation or Bylaws;

               (b) the officers of Parent immediately prior to the Effective Time shall serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal; and

               (c) the directors of Parent immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal.'

        (v) Section 3.01(b) shall be amended to delete therefrom the phrase ', the Surviving Corporation'.

        (vi) Section 3.01(c) shall be deleted in its entirety.

        (vii) In the first sentence of Section 3.04, the phrase 'or of Surviving Corporation' shall be deleted.

        (viii) Section 3.09 shall be amended to delete therefrom the phrase ', the Surviving Corporation'.

        (ix) The first sentence of Article IV shall be amended to delete the phrase 'and Merger Sub'.

        (x) The heading to Article V shall be amended to read 'Representations and Warranties of Parent' and any representations and warranties of Merger Sub in the Merger Agreement shall be void and given no effect.

        (xi) In the second sentence of Section 6.04(a), the title 'Senior Vice President, Business Development' shall be deleted and replaced with the title 'Senior Vice President, Corporate Development.'

        (xii) Section 6.05(b) shall be deleted in its entirety and replaced with the following:

           '(b) Each of Company and Parent shall execute and deliver to Company counsel and Parent counsel rendering the tax opinions referred to in Sections 8.02(c) and 8.03(e), respectively, a certificate, in form and substance reasonably acceptable to such counsel, signed by an officer of Company or Parent, as the case may be, setting forth factual representations and covenants that will serve as a basis for the tax opinions required under Sections 8.02(c)and

                                     A-1-2

       8.03(e) hereof. Company and Parent shall use reasonable efforts to obtain the tax opinions that would satisfy the condition to the Closing set forth in Sections 8.02(c) and 8.03(e).'

        (xiii) Sections 6.10(b) and Section 6.10(c) shall be deleted in their entirety and replaced with the following:

           '(b) At the Effective Time or following a transition period during which employees of Company continue to participate in one or more Company Benefit Plans, Parent will provide the benefits to employees of Company who are retained by Parent (including health benefits, severance policies and general employment policies and procedures) which are substantially comparable in the aggregate to benefits that are available to similarly situated employees of Parent and the Parent Subsidiaries, provided, however, that such insurance carriers, outsider providers or the like are able to provide such benefits on terms reasonably acceptable to Parent, and provided, further, that nothing in this Section 6.10(b) shall prevent Parent or any of its Subsidiaries from making any change required by applicable Law, and provided, further, that it shall not result in any duplication of benefits.

           (c) To the extent permitted under applicable Law, each employee of Company or the Company Subsidiaries shall be given credit for all service with Company or the Company Subsidiaries (or service credited by Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Parent (other than sabbatical benefits, for which employees of Company or the Company Subsidiaries will not receive any such past service credit) in which they participate or in which they become participants for purposes of eligibility and vesting; provided, however, that insurance carriers, outsider providers or the like are able to honor such commitments on terms reasonably acceptable to Parent.'

        (xiv) The last sentence of Section 7.01(f) shall be deleted and replaced with the following:

           'Each such opinion shall be based on representation letters in form and substance acceptable to the rendering counsel and executed by Company and Parent.'

        (xv) Sections 7.03(a) and 7.03(b) shall be deleted in their entirety and replaced with the following:

           '(a) From and after the Effective Time, (i) Parent will indemnify and hold harmless, and will provide advancement of expenses to, each person who is or was a director or officer of Company or any of its Subsidiaries at or at any time prior to the Effective Time (an 'Indemnified Party'), to the same extent such persons are indemnified or have the right to the advancement of expenses as of the date of this Agreement by Company pursuant to Company's certificate of incorporation and bylaws as in effect on the date of this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined that such Indemnified Party is not entitled to indemnification, and (ii) Parent will fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements (including, without limitation, those set forth in Company's certificate of incorporation and bylaws as in effect on the date of this Agreement) between Company and any of the Indemnified Parties in effect immediately prior to the date of this Agreement.

           (b) In the event Parent or any of its successors or assigns
       (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a material amount of its properties and assets to any Person in a single transaction or a series of transactions, then, and in each such case, Parent will make or cause to be made proper provision so that the successors and assigns of Parent assume the indemnification obligations described herein for the benefit of the indemnified parties and have at least substantially equal financial ability as the Company (immediately prior to the Effective Time) to satisfy the obligations of the parties pursuant to this Section 7.03 as a condition to such merger, consolidation or transfer becoming effective.'

                                     A-1-3

        (xvi) Section 7.08 shall be deleted in its entirety and replaced with the following:

           'SECTION 7.08 Employee Benefit Matters. As of the Effective Time, Parent shall honor and satisfy all obligations and liabilities with respect to the Company Benefit Plans, other than the Company Stock Purchase Plan. Notwithstanding the foregoing, Parent shall not be required to continue any particular Company Benefit Plan after the Effective Time, and any Company Benefit Plan may be amended or terminated or may be merged with any Parent Benefit Plans in accordance with its terms and applicable Law so long as employees of Company who are employed by Parent are provided benefits and coverage by Parent that are the same or substantially the same as that provided by Parent to similarly situated employees. If requested by Parent prior to the Effective Time, Company shall take all actions necessary and appropriate to terminate any Company Benefit Plan that is a 401(k) plan (each, a '401(k) Plan') as of the last day of the payroll period immediately preceding the Closing Date and no further contributions shall be made to any 401(k) Plan, and Company shall provide to Parent (i) executed resolutions by the board of directors of Company, as applicable, authorizing such termination and
       (ii) an executed amendment to each 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of such 401(k) Plan will be maintained at the time of termination.'

        (xvii) Section 8.02 shall be deleted in its entirety and replaced with the following:

           'SECTION 8.02 Conditions to the Obligations of Company. The obligations of Company to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

               (a) each of the representations and warranties of Parent contained in this Agreement shall be true, complete and correct in all respects both (i) when made and (ii) on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date, which shall be so true, complete and correct as of such certain date), except in each case for any failures to be true, complete and correct which do not, in the aggregate, have a Parent Material Adverse Effect; and Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect;

               (b) Parent shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to so comply has not resulted in a Parent Material Adverse Effect, and Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Parent to that effect; and

               (c) Company shall have obtained an opinion from Company's legal counsel, dated the date of the Closing, in form and substance reasonably satisfactory to it and issued in reliance on the officer's certificate described in Section 6.05(b) hereof, based upon customary representations of Company and Parent reasonably satisfactory to counsel and customary assumptions, to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current Law, for federal income tax purposes, the Merger will qualify as a 'reorganization' within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.'

        (xviii) Section 8.03(e) shall be deleted in its entirety and replaced with the following:

           '(e) Parent shall have obtained an opinion from Parent's legal counsel, dated the date of the Closing, in form and substance reasonably satisfactory to it and issued in reliance on the officer's certificate described in Section 6.05(b) hereof, based upon customary representations of Company and Parent reasonably satisfactory to counsel and customary assumptions, to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current Law, for federal income tax purposes, the Merger will qualify as a 'reorganization' within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.'

                                     A-1-4

        (xix) Clause (iv) of Section 9.01(d) shall be deleted in its entirety and replaced with the following:

           '(iv) a party to a Stockholder Agreement and a Stockholder Letter (other than Parent) fails to vote in favor of the Merger in accordance with the Stockholder Agreement and the Stockholder Letter or fails to comply with Section 4(b) of the Stockholder Agreement;'.

        (xx) Section 9.01(g) shall be deleted in its entirety and replaced with the following:

           '(g) by Company, 20 days after receipt by Parent of a written notice from Company of a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in
       Section 8.02 would not be satisfied (a 'Terminating Parent Breach'); provided, however, that if such Terminating Parent Breach is cured by Parent within 20 days, Company may not terminate this Agreement under this Section 9.01(g).'

        (xxi) Section 9.03 shall be deleted in its entirety and replaced with the following:

           'SECTION 9.03 Amendment. This Agreement may be amended by Parent and Company by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the stockholders of Company, no amendment may be made that changes the amount or type of consideration into which Company Common Stock will be converted pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed by Parent and Company.'

    B. Each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things reasonably necessary, proper or advisable to give effect to this Agreement and implement the modifications to the Merger Agreement set forth herein; provided, however, that the Merger Agreement (including without limitation Section 6.07 thereof) shall otherwise remain unmodified and in full force and effect. In addition, Company shall prepare and send a waiver and consent, in the form attached hereto as Schedule I, to each of the third parties set forth on Schedule II hereto promptly after the date of this Agreement (but in any event within seven (7) business days).

    C. The parties hereto, being all of the parties to the Merger Agreement, hereby acknowledge and agree that this Agreement constitutes a valid amendment of the Merger Agreement pursuant to Section 9.03 thereof.

    D. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

    E. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of Parent and Company. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than clause (xv) of Section A, nothing in this Agreement, expressed or implied, is intended to confer on any

                                     A-1-5

Person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

    F. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, other than conflict of laws principles thereof directing the application of any Law other than that of the State of Delaware.

    G. To the fullest extent permitted by Law, each party hereto hereby irrevocably waives all right to trial by jury in any proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any transaction or agreement contemplated hereby or the actions of any party hereto in the negotiation, administration, performance or enforcement hereof.

    H. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    I. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    J. This Agreement, the Merger Agreement (including the Stockholder Agreements, the Stockholder Letters, the Annexes, the Parent Disclosure Schedule and the Company Disclosure Schedule thereto) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                     A-1-6

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          DOUBLECLICK INC.

                                          By: /s/ JEFF EPSTEIN
                                             ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT,
                                                    STRATEGIC PLANNING

                                          ATLAS ACQUISITION CORP.

                                          By: /s/ JEFF EPSTEIN
                                             ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT AND
                                                    SECRETARY

                                          MESSAGEMEDIA, INC.

                                          By: /s/ WILLIAM E. BUCHHOLZ
                                               .................................

                                              NAME: WILLIAM E. BUCHHOLZ
                                             TITLE: SENIOR VICE PRESIDENT,
                                                    FINANCE AND ADMINISTRATION,
                                                    CHIEF FINANCIAL OFFICER
                                                    AND SECRETARY

                                     A-1-7

                                                                      APPENDIX B

                         FORM OF STOCKHOLDER AGREEMENT

    This STOCKHOLDER AGREEMENT (this 'Agreement') is made and entered into as of June 1, 2001 between DOUBLECLICK INC., a Delaware corporation ('Parent'), and the undersigned stockholder ('Stockholder') of MESSAGEMEDIA, INC., a Delaware corporation ('Company'). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

                                    RECITALS

    WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization dated as of May 31, 2001 among Parent, Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Company (such agreement, as it may be amended, supplemented or otherwise modified from time to time, is hereinafter referred to as the 'Merger Agreement'), Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Merger Sub with and into Company (the 'Merger') in which each outstanding share of capital stock of Company (the 'Company Capital Stock') will be converted into shares of common stock, par value $0.001 per share, of Parent (the 'Parent Shares') at the Exchange Ratio as set forth in the Merger Agreement (the 'Transaction');

    WHEREAS, in order to induce Parent to enter into the Merger Agreement and consummate the Transaction, Company has agreed to use its reasonable best efforts to cause certain stockholders of Company to execute and deliver to Parent a Stockholder Agreement upon the terms set forth herein; and

    WHEREAS, Stockholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of Company as is indicated on the signature page of this Agreement (the 'Shares').

    NOW, THEREFORE, the parties agree as follows:

    1. Agreement to Retain Shares.

    1.1 Transfer and Encumbrance.

    (a) Stockholder is the beneficial owner of the Shares and, except as otherwise set forth on the signature page hereto, has owned each such Share at all times since the date such Share was originally issued by Company. The Shares constitute Stockholder's entire interest in the outstanding capital stock and voting securities of Company. The Shares are, and will be at all times up until the Expiration Date (as defined below), free and clear of any liens, claims, options, charges or other encumbrances. Stockholder's principal residence or place of business is accurately set forth on the signature page hereto. As used herein, the term 'Expiration Date' shall mean the earlier to occur of the (i) Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

    (b) Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee shall agree to be bound hereby), sell, exchange, pledge, hypothecate, engage in any hedging transaction with respect to, or otherwise dispose of or encumber, any Shares or any New Shares (as defined below) or to make any offer or agreement relating thereto, at any time prior to the Expiration Date.

    1.2 New Shares. Stockholder agrees that any shares of capital stock or voting securities of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ('New Shares') shall be on the terms and subject to the conditions of this Agreement to the same extent as if they constituted Shares.

    2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Company at which the Merger is considered or voted upon, and at every adjournment thereof, and on every action or approval by written resolution of the stockholders of Company with respect to the

Merger, Stockholder shall vote the Shares and any New Shares in favor of approval and adoption of the Merger Agreement and of the Transaction.

    3. Irrevocable Proxy. Stockholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Exhibit I (the 'Proxy'). In the event that Stockholder is unable to provide any such Proxy in a timely manner, Stockholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of Stockholder, which power of attorney, being coupled with an interest, shall survive any death, disability, bankruptcy or any other such impediment of Stockholder. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies or powers of attorney given by Stockholder with respect to the Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the Shares until after the Expiration Date.

    4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

    (a) Stockholder has full power, authority and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms. Except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, the execution and delivery of this Agreement by Stockholder does not, and the performance of Stockholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares or New Shares are or will be bound or affected.

    (b) Until the Expiration Date, Stockholder will not and will use Stockholder's reasonable best efforts to cause Company, and any Representatives of Company or Stockholder, not to, except to the extent otherwise permitted under Section 6.04 of the Merger Agreement, take any of the actions restricted by such Section 6.04, which provisions are hereby incorporated by reference. In the event Stockholder shall receive or become aware of any Company Competing Transaction subsequent to the date hereof, Stockholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Stockholder is a party or violating its fiduciary duties. Stockholder shall take all actions requested by Company in connection with complying with Company's obligations under the Merger Agreement.

    (c) Stockholder understands and agrees that if Stockholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares or New Shares other than in compliance with this Agreement, Company shall not, and Stockholder hereby unconditionally and irrevocably instructs Company to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or New Shares or record such vote unless and until Stockholder shall have complied with the terms of this Agreement.

    5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

    6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

    7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

    8. Confidentiality. Stockholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Parent.

    9. Miscellaneous.

    9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder solely as a securityholder of Company only with respect to the specific matters set forth herein.

    9.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

    9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

    9.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered by hand, (b) one Business Day after transmitted, if transmitted by a nationally recognized overnight courier service, (c) when telecopied, if telecopied (which is confirmed), or (d) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

    (a) If to Stockholder, at the address set forth below Stockholder's signature at the end hereof.

    (b) if to Parent, to:

        DoubleClick Inc.
      450 West 33rd Street
      New York, NY 10001
      Attention: Elizabeth Wang, General Counsel
      Facsimile No: (212) 287-9704
      with a copy to:
      Brobeck, Phleger & Harrison LLP
      1633 Broadway
      New York, New York 10019
      Attention: Scott L. Kaufman, Esq.
      Facsimile No.: (212) 586-7878

or to such other address as any party hereto may designate for itself by notice given as herein provided.

    9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

    9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

    9.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties have caused this Stockholder Agreement to be executed as of the date first above written.

              DOUBLECLICK INC.

By:       ..................................

Name:     ..................................

Title:      ................................

Address:   .................................

          ..................................

Phone:    ..................................

Facsimile:  ................................

                                      STOCKHOLDER NAME

                                       .........................................
                                       Stockholder Name
                                       .........................................
                                       (Signature of Spouse)
                                      Address:   ...............................
                                                            ....................
                                      Phone:    ................................
                                      Facsimile:  ..............................
                                       .........................................
                                       (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:

Common Stock:     ..........................
State of Residence:  .......................

                    SIGNATURE PAGE TO STOCKHOLDER AGREEMENT

                                                                       EXHIBIT I

                           FORM OF IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                               MESSAGEMEDIA, INC.

    The undersigned stockholder of MessageMedia, Inc., a Delaware corporation ('Company'), hereby irrevocably (to the full extent permitted by the Delaware General Corporation Law) appoints the members of the board of directors of DoubleClick Inc., a Delaware corporation ('Parent'), and each of them, or any other designee of Parent (provided such designee serves as an executive officer of Parent), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the 'Shares') in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

    This Irrevocable Proxy is irrevocable (to the extent provided in the Delaware General Corporation Law), is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the 'Merger Agreement') among Parent, Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Company, which Merger Agreement provides for the merger of Merger Sub with and into Company (the 'Merger'). As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting, in favor of approval and adoption of the Merger Agreement and of the transactions contemplated thereby.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

    All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

    This Irrevocable Proxy shall terminate, and be of no further effect, automatically upon the Expiration Date.

    This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: June 1, 2001

                                           .....................................
                                          (Signature of Stockholder)

                                           .....................................
                                          (Print Name of Stockholder)

                                          Shares beneficially owned:

                                          ____________ shares of Company Common
                                          Stock

                                                                    APPENDIX B-1

                           FORM OF STOCKHOLDER LETTER

                                                                   June   , 2001

DoubleClick Inc.
450 West 33rd Street
New York, NY 10001
Attention: Elizabeth Wang, Esq.
Facsimile No: (212) 287-9804

    Re: Stockholder Agreement by and between the undersigned and DoubleClick Inc., dated as of June 1, 2001 (the 'Stockholder Agreement')

Dear Ms. Wang:

    The undersigned stockholder entered into the Stockholder Agreement in connection with the Agreement and Plan of Merger and Reorganization among DoubleClick Inc. ('Parent'), Atlas Acquisition Corp. ('Merger Sub') and MessageMedia, Inc. ('Company'), dated as of June 1, 2001 (the 'Original Agreement'). Terms used without definition herein have the meanings ascribed thereto in the Stockholder Agreement.

    In connection with the execution and delivery of the Amendment to Agreement and Plan of Merger and Reorganization among Parent, Merger Sub and Company, dated as of the date hereof (the 'Amendment'), which amends the Original Agreement, the undersigned stockholder hereby:

        1. agrees that for purposes of this Stockholder Letter, the term (a) 'Merger Agreement' shall refer to the Original Agreement, as amended by the Amendment, (b) 'Transaction' shall refer to the acquisition by Parent of the outstanding securities of Company pursuant to a direct merger of Company with and into Parent in which each outstanding share of capital stock of Company will be converted into shares of common stock, par value $0.001 per share, of Parent at the Exchange Ratio, as set forth in the Merger Agreement, and (c) 'Proxy' shall refer to the irrevocable proxy in the form attached hereto as Exhibit I; and

        2. reaffirms all of its representations, warranties, covenants and obligations under the Stockholder Agreement, including, without limitation, its agreement to vote the Shares and any New Shares in favor of the approval and adoption of the Merger Agreement and of the Transaction, and to deliver a Proxy to Parent.

Very truly yours,

STOCKHOLDER

 .....................................
NAME:
 TITLE:

Agreed to and accepted as of the date
first written above:

DOUBLECLICK INC.

By:  .................................

NAME:
 TITLE:

cc: Scott L. Kaufman, Esq.
   Brobeck, Phleger & Harrison LLP
   1633 Broadway
   New York, NY 10019
   Facsimile No: (212) 586-7878

                                     B-1-1

                                                                       EXHIBIT I

                           FORM OF IRREVOCABLE PROXY
                      TO VOTE STOCK OF MESSAGEMEDIA, INC.

    The undersigned stockholder of MessageMedia, Inc., a Delaware corporation ('Company'), hereby irrevocably (to the full extent permitted by the Delaware General Corporation Law) appoints the members of the board of directors of DoubleClick Inc., a Delaware corporation ('Parent'), and each of them, or any other designee of Parent (provided such designee serves as an executive officer of Parent), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the 'Shares') in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

    This Irrevocable Proxy is irrevocable (to the extent provided in the Delaware General Corporation Law), is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization dated as of June 1, 2001 among Parent, Atlas Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ('Merger Sub'), and Company (the 'Original Agreement'), as amended by that certain Amendment to Agreement and Plan of Merger and Reorganization dated as of the date hereof among Parent, Merger Sub and Company (the 'Amendment' and, together with the Original Agreement, the 'Merger Agreement'), which Merger Agreement provides for the merger of Company with and into Parent (the 'Merger'). As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting in favor of approval and adoption of the Merger Agreement and of the transaction contemplated thereby.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

    All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

    This Irrevocable Proxy shall terminate, and be of no further effect, automatically upon the Expiration Date.

                                     B-1-2

    This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: June   , 2001

                                           .....................................
                                          (Signature of Stockholder)

                                           .....................................
                                          (Print Name of Stockholder)

                                          Shares beneficially owned:

                                           .....................................
                                          shares of Company Common Stock

                                     B-1-3

                                                                      APPENDIX C

                                          May 31, 2001

Members of the Board of Directors of
MESSAGEMEDIA, INC.
371 Centennial Parkway
Louisville, CO 80027

Members of the Board:

    We have acted as your financial advisor in connection with your proposed merger with DoubleClick, Inc. (the 'Transaction') pursuant to a merger agreement, dated as of this date ('Merger Agreement'). DoubleClick has proposed to issue 3 million shares of common stock for all issued and outstanding shares of MessageMedia (the 'Company') in a tax-free transaction. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

    You have requested our opinion as to the fairness to the disinterested shareholders of the Company from a financial point of view of the consideration to be received by such shareholders in the Transaction. For purposes of this opinion, the term 'disinterested shareholders' means holders of the Company's one class of publicly traded common stock (the 'Company Shares') other than
(1) directors, officers and employees of the Company, and (2) any holder of ten percent (10%) or more of the outstanding shares of Common Stock (assuming the exercise of convertible securities beneficially owned by the holder).

    In connection with rendering our opinion we have:

       (i) analyzed certain publicly available financial statements and reports regarding the Company;
      (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections for the year ended December 31, 2001) concerning the Company prepared by management of the Company;
     (iii)  analyzed on a proforma basis, the effect of the transaction;
      (iv) reviewed the reported prices and trading activity for the Company Shares and the outstanding shares of DoubleClick's common stock (the 'DoubleClick Shares');
       (v) compared the financial performance of the Company and DoubleClick and the prices and trading activity of the Company Shares and DoubleClick shares with that of certain other comparable publicly-traded companies and their securities;
      (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;
     (vii)  reviewed the Merger Agreement and related documents;
    (viii) discussed with management of the Company the operations of and future business prospects for the Company and the anticipated financial consequences of the Transaction to the Company;
      (ix) assisted in your deliberations regarding the material terms of the Transaction and your negotiations with DoubleClick;
       (x) performed such other analyses and provided such other services as we have deemed appropriate.

    We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

    As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion. We are also receiving a fee as exclusive financial advisor to the Company.

    Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the disinterested shareholders of the Company in the Transaction is fair to them from a financial point of view.

    This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

                                          Very truly yours,
                                          STEPHENS INC.

                                          By: /s/ RICK MASSEY
                                              ..................................
                                             RICK MASSEY
                                             Managing Director

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The amended and restated certificate of incorporation of DoubleClick (the 'Registrant') provides that, except to the extent prohibited by the Delaware General Corporation Law (the 'DGCL'), no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of the director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise. The Registrant's amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

 2.1    -- Agreement and Plan of Merger and Reorganization, dated as of June 1, 2001, among the
           Registrant, Atlas Acquisition Corp. and MessageMedia, Inc., together with amendment, dated as of June 26, 2001 (attached as Appendix A and Appendix A-1 to the proxy statement/prospectus contained in this registration statement).
 4.1    -- Specimen certificate representing shares of Common Stock (incorporated by reference to
           Exhibit 4.1 to the Registrant's registration statement on Form S-1 (Reg. No.
           333-42323)).
 5.1*   -- Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.
 8.1*   -- Opinion of Cooley Godward LLP as to certain federal income tax consequences of the merger.

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------
 8.2*     -- Opinion of Brobeck, Phleger & Harrison LLP as to certain federal income tax consequences of the merger.
23.1*     -- Consent of Brobeck, Phleger & Harrison LLP (included in
             Exhibits 5.1 and 8.2.).
23.2*     -- Consent of Cooley Godward LLP (included in Exhibit 8.1).
23.3      -- Consent of PricewaterhouseCoopers LLP with respect to the
             Registrant's financial statements.
23.4      -- Consent of Ernst & Young LLP, independent auditors of
             MessageMedia, Inc.'s financial statements.
23.5      -- Consent of KPMG LLP with respect to NetGravity, Inc.'s
             financial statements.
24.1      -- Power of Attorney (included on the signature page of this registration statement).
99.1      -- Form of MessageMedia, Inc. Proxy Card.
99.2      -- Consent of Stephens Inc.

---------

*  To be filed by amendment.

    (b) Opinion of Stephens Inc., attached as Appendix C to the proxy statement/prospectus which is part of this registration statement.

ITEM 22. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
    Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

        (6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

        (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (8) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

        (9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

        (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 27th day of June, 2001.

                                          DOUBLECLICK INC.

                                          By          /S/ KEVIN P. RYAN
                                              ..................................
                                                        KEVIN P. RYAN
                                                   CHIEF EXECUTIVE OFFICER
                                                        AND DIRECTOR

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of DoubleClick Inc. (the 'Company'), hereby severally constitute and appoint Kevin P. Ryan and Stephen R. Collins and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-4 filed with the Securities and Exchange Commission and any and all amendments to said Registration Statement (including post-effective amendments) and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person and hereby ratifying and confirming all that said attorneys and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURES                                TITLE(S)                       DATE
                ----------                                --------                       ----
          /s/ KEVIN J. O'CONNOR             Chairman of the Board of Directors       June 27, 2001
 .........................................
            KEVIN J. O'CONNOR

            /s/ KEVIN P. RYAN               Chief Executive Officer (Principal       June 27, 2001
 .........................................    Executive Officer) and Director
              KEVIN P. RYAN

          /s/ STEPHEN R. COLLINS            Chief Financial Officer (Principal       June 27, 2001
 .........................................    Financial Officer)
            STEPHEN R. COLLINS

           /s/ THOMAS ETERGINO              Vice President of Corporate Finance      June 27, 2001
 .........................................    (Principal Accounting Officer)
             THOMAS ETERGINO

          /s/ DWIGHT A. MERRIMAN            Director                                 June 27, 2001
 .........................................
            DWIGHT A. MERRIMAN

           /s/ DAVID N. STROHM              Director                                 June 27, 2001
 .........................................
             DAVID N. STROHM

           /s/ MARK E. NUNNELLY             Director                                 June 27, 2001
 .........................................
             MARK E. NUNNELLY

                SIGNATURES                                TITLE(S)                       DATE
                ----------                                --------                       ----
           /s/ THOMAS S. MURPHY             Director                                 June 27, 2001
 .........................................
             THOMAS S. MURPHY

           /s/ W. GRANT GREGORY             Director                                 June 27, 2001
 .........................................
             W. GRANT GREGORY

             /s/ DON PEPPERS                Director                                 June 27, 2001
 .........................................
               DON PEPPERS

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
  ---                             -----------
  2.1     Agreement and Plan of Merger and Reorganization, dated as of
          June 1, 2001, among the Registrant, Atlas Acquisition Corp.
          and MessageMedia, Inc., together with amendment, dated as of
          June 26, 2001 (attached as Appendix A and Appendix A-1 to
          the proxy statement/prospectus contained in this
          registration statement).
  4.1     Specimen certificate representing shares of Common Stock
          (incorporated by reference to Exhibit 4.1 to the
          Registrant's registration statement on Form S-1 (Reg. No.
          333-42323)).
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP regarding the
          legality of the securities being issued.
  8.1*    Opinion of Cooley Godward LLP as to certain federal income tax consequences of the merger.
  8.2*    Opinion of Brobeck, Phleger & Harrison LLP as to certain
          federal income tax consequences of the merger.
 23.1*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibits 5.1 and 8.2.).
 23.2*    Consent of Cooley Godward LLP (included in Exhibit 8.1).
 23.3     Consent of PricewaterhouseCoopers LLP with respect to the
          Registrant's financial statements.
 23.4     Consent of Ernst & Young LLP, independent auditors of
          MessageMedia, Inc.'s financial statements.
 23.5     Consent of KPMG LLP with respect to NetGravity, Inc.'s
          financial statements.
 24.1     Power of Attorney (included on the signature page of this
          registration statement).
 99.1     Form of MessageMedia, Inc. Proxy Card.
 99.2     Consent of Stephens Inc.

---------

*  To be filed by amendment.



                            STATEMENT OF DIFFERENCES
                            ------------------------

           The registered trademark symbol shall be expressed as....... 'r'
           The section symbol shall be expressed as.................... 'SS'